       AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 22, 2000
                                                      REGISTRATION NO. 333-50840

________________________________________________________________________________
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                              -------------------

                                DOUBLECLICK INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                              -------------------

             DELAWARE                             7319                            13-3870996
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)            IDENTIFICATION NO.)

                              450 WEST 33RD STREET
                            NEW YORK, NEW YORK 10001
                                 (212) 683-0001
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                              -------------------

                                 KEVIN P. RYAN
                            CHIEF EXECUTIVE OFFICER
                                DOUBLECLICK INC.
                              450 WEST 33RD STREET
                            NEW YORK, NEW YORK 10001
                                 (212) 683-0001
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                              -------------------

                                   COPIES TO:

              SCOTT L. KAUFMAN, ESQ.                              J. PAGE DAVIDSON, ESQ.
              MATTHEW F. HERMAN, ESQ.                             BASS, BERRY & SIMS PLC
          BROBECK, PHLEGER & HARRISON LLP                    315 DEADERICK STREET, SUITE 2700
                   1633 BROADWAY                              NASHVILLE, TENNESSEE 37238-0002
             NEW YORK, NEW YORK 10019                            TELEPHONE: (615) 742-6200
             TELEPHONE: (212) 581-1600                           FACSIMILE: (615) 742-2753
             FACSIMILE: (212) 586-7878

                              -------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: At the effective time of the merger of @plan.inc ('@plan') with and into a wholly owned subsidiary of the Registrant, which shall occur as soon as practicable after the effective date of this Registration Statement and the satisfaction or waiver of all conditions to the closing of such merger.

    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                              -------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.


________________________________________________________________________________

                                     [Logo]


                        THREE LANDMARK SQUARE, SUITE 400
                          STAMFORD, CONNECTICUT 06901



                                                               December 22, 2000

Dear Shareholder:

   I am writing to you today about our proposed merger with DoubleClick Inc. This merger will allow DoubleClick to bring research and objective planning solutions to the online marketing community, while allowing @plan.inc to expand and improve its product line.

   In the merger, each share of @plan common stock will be converted into $8.00 in value, consisting of either a combination of between $1.60 and $4.00 in cash and the remainder in DoubleClick common stock, or $8.00 in cash. Under the amended and restated merger agreement, DoubleClick will elect the exact form of merger consideration on the business day prior to the closing, which will be publicly announced through a press release. DoubleClick common stock payable in the merger will be valued at its average closing price for the ten trading days ending on the business day prior to the closing date.

   The merger is intended to qualify as a tax-free reorganization unless DoubleClick elects to pay the merger consideration entirely in cash.

   In the event that DoubleClick elects to pay the merger consideration in a combination of cash and DoubleClick common stock, DoubleClick may issue up to approximately 5.7 million shares in the merger.


   DoubleClick common stock is traded on the Nasdaq National Market under the trading symbol 'DCLK,' and closed at $10.00 per share on December 20, 2000. The merger is described more fully in this proxy statement/prospectus.



   The Board of Directors of @plan has called a special shareholders' meeting of @plan shareholders to be held on February 2, 2001 at 10:00 a.m., local time, at The Westin Stamford Hotel, 1 First Stamford Place, Stamford, Connecticut 06902 for the purpose of considering the transaction. At the special shareholders' meeting, you will be asked to consider and vote upon a proposal to approve the amended and restated merger agreement.


   Approval of the proposal requires the affirmative vote, in person or by proxy, of a majority of the shares of @plan's common stock. To approve the amended and restated merger agreement, you MUST vote 'FOR' the proposal by following the instructions stated on the enclosed proxy card. If you do not vote at all, your non-vote will, in effect, count as a vote against the amended and restated merger agreement and the merger.


   The close of business on December 19, 2000 is the record date for the determination of the shareholders entitled to notice of and to vote at the special shareholders' meeting, or any adjournment or postponement. Accordingly, only shareholders of record on that date are entitled to notice of, and to vote at, the special shareholders' meeting and any adjournments or postponements. A list of these shareholders will be available at the time and place of the special shareholders' meeting and at @plan's offices, Three Landmark Square, Suite 400, Stamford, Connecticut 06901, beginning two business days after notice of the special meeting has been given.



   All shareholders are invited to attend the special shareholders' meeting in person. Whether or not you plan to attend, in order that your shares may be represented at the special shareholders' meeting, please complete, sign and date the enclosed proxy and return it in the enclosed envelope as soon as possible. If you attend the special shareholders' meeting in person, you may, if you wish, vote personally on all matters brought before the special shareholders' meeting even if you have previously returned your proxy.


   This proxy statement/prospectus provides detailed information about DoubleClick, @plan and the merger. Please give all of this information your careful attention. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE DISCUSSION IN THE SECTION ENTITLED 'RISK FACTORS' BEGINNING ON PAGE 11 OF THIS PROXY STATEMENT/PROSPECTUS.

   The Board of Directors believes that the merger is in the best interests of @plan and its shareholders and has therefore unanimously adopted the amended and restated merger agreement and recommends that all shareholders vote FOR approval of the amended and restated merger agreement.

                                          Sincerely,

                                          /s/ Mark K. Wright
                                          -------------------
                                          MARK K. WRIGHT
                                          Chairman

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION OR THE SECURITIES OF DOUBLECLICK INC. TO BE ISSUED IN THE MERGER, OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


   This proxy statement/prospectus is dated December 22, 2000, and is first being mailed to @plan shareholders on or about December 22, 2000.

                      REFERENCE TO ADDITIONAL INFORMATION

    This proxy statement/prospectus incorporates important business and financial information about DoubleClick from documents DoubleClick has filed with the Securities and Exchange Commission that are not included in or delivered with this proxy statement/prospectus. If you call or write, DoubleClick will send you copies of these documents, excluding exhibits, without charge. You may contact DoubleClick at:

           DoubleClick Inc.
           Investor Relations
           450 West 33rd Street
           New York, New York 10001
           (212) 683-0001

    If you call or write @plan, although it is not incorporating any documents by reference, it will send you copies of the documents which it has filed with the Securities and Exchange Commission, excluding exhibits, without charge. You may contact @plan at:

           @plan.inc
           Investor Relations
           Three Landmark Square, Suite 400
           Stamford, Connecticut 06901
           (203) 961-0340


    If you would like to request documents, please do so by January 19, 2001 in order to receive them before the special shareholders' meeting.


    In addition, please see 'Where You Can Find More Information' on page 89.

                                     [Logo]


                        THREE LANDMARK SQUARE, SUITE 400
                          STAMFORD, CONNECTICUT 06901
                                 (203) 961-0340


                           --------------------------


                    NOTICE OF SPECIAL SHAREHOLDERS' MEETING
                  TO BE HELD AT 10:00 A.M. ON FEBRUARY 2, 2001

                           --------------------------

To the Shareholders of @plan.inc:


    Notice is Hereby Given that a special meeting of shareholders of @plan.inc will be held at The Westin Stamford Hotel, 1 First Stamford Place, Stamford, Connecticut 06902, at 10:00 a.m., local time on February 2, 2001 for the following purposes:


        1. The Merger. To consider and vote upon a proposal to approve the Amended and Restated Agreement and Plan of Merger and Reorganization among DoubleClick Inc., Atlas Merger Sub, Inc., Atlas Acquisition Corp. and @plan, which will approve the merger under which @plan will become a wholly owned subsidiary of DoubleClick;

        2. Authority to Adjourn. To grant the @plan board of directors discretionary authority to adjourn the special shareholders' meeting to solicit additional votes for approval of the amended and restated merger agreement; and

        3. Other Business. To transact such other business as may properly come before the special meeting or any adjournment or postponement.


    Only shareholders of record at the close of business on December 19, 2000 are entitled to receive notice of and to vote at the special meeting or any adjournment or postponement thereof. Holders of shares of @plan's common stock held of record at the close of business on the record date are entitled to one vote per share on each matter considered and voted on at the special shareholders' meeting. The affirmative vote of the holders of a majority of the outstanding shares of common stock entitled to vote at the special shareholders' meeting is required to approve the amended and restated merger agreement. A list of shareholders as of the record date will be open for examination during the special shareholders' meeting and at @plan's offices, Three Landmark Square, Suite 400, Stamford, Connecticut 06901, beginning two business days after notice of the special shareholders' meeting has been given.


    THE BOARD OF DIRECTORS OF @PLAN RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE AMENDED AND RESTATED MERGER AGREEMENT.

    Your vote is important regardless of the number of shares you own. To ensure that your shares are represented at the special shareholders' meeting, we urge you to complete, date and sign the enclosed proxy and mail it promptly in the postage-paid envelope provided whether or not you plan to attend the special shareholders' meeting in person. You may revoke your proxy in the manner described in this proxy statement/prospectus at any time before it has been voted at the special shareholders' meeting. You may vote in person at the special shareholders' meeting even if you have returned a proxy.

                                          By Order of The Board of Directors,

                                          /s/ Mark K. Wright
                                          -------------------
                                          MARK K. WRIGHT
                                          Chairman


Stamford, Connecticut
December 22, 2000

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
QUESTIONS AND ANSWERS ABOUT THE MERGER......................   iii
SUMMARY OF THE PROXY STATEMENT/PROSPECTUS...................     1
RISK FACTORS................................................    10
  RISKS RELATED TO THE MERGER...............................    10
  RISKS RELATED TO DOUBLECLICK..............................    14
  RISKS RELATED TO @PLAN....................................    27
FORWARD-LOOKING STATEMENTS IN THIS PROXY
  STATEMENT/PROSPECTUS......................................    32
THE SPECIAL SHAREHOLDERS' MEETING...........................    33
    General.................................................    33
    Date, Time and Place....................................    33
    Matters to be Considered at the Special Shareholders'
     Meeting................................................    33
    Record Date.............................................    33
    Voting of Proxies.......................................    33
    Vote Required...........................................    34
    Quorum; Abstentions and Broker Non-Votes................    34
    Solicitation of Proxies and Expenses....................    34
THE MERGER..................................................    35
    Background of the Merger................................    35
    DoubleClick's Reasons for the Merger....................    39
    @plan's Reasons for the Merger; Recommendation of
     @plan's Board of Directors.............................    40
    Opinion of @plan's Financial Advisor....................    42
    Interests of Certain Persons in the Merger..............    50
    Applicable Waiting Periods and Regulatory Approvals.....    50
    Federal Income Tax Considerations.......................    49
    Accounting Treatment....................................    51
    No Dissenters' Rights...................................    51
    Delisting and Deregistration of @plan's Common Stock
     Following the Merger...................................    51
    Listing of DoubleClick Common Stock to be Issued in the
     Merger.................................................    52
    Restrictions on Sale of Shares by Affiliates............    52
    Operations Following the Merger.........................    52
THE AMENDED AND RESTATED MERGER AGREEMENT AND RELATED
  AGREEMENTS................................................    53
    The Merger..............................................    53
    Effective Time..........................................    53
    Directors and Officers of @plan After the Merger........    53
    Conversion of @plan Shares in the Merger................    53
    No Fractional Shares....................................    54
    @plan Stock Option and Stock Incentive Plans and
     Warrants...............................................    54
    The Exchange Agent......................................    54
    Exchange of @plan Stock Certificates for cash or cash
     and DoubleClick Stock Certificates.....................    55
    Distributions with Respect to Unexchanged Shares........    55
    Representations and Warranties..........................    55
    @plan's Conduct of Business Before Completion of the
     Merger.................................................    56
    No Solicitation of Transactions.........................    57
    Director and Officer Indemnification and Insurance......    58
    Benefit Plans and Arrangements..........................    59
    Conditions to the Merger................................    59
    Termination of the Amended and Restated Merger
     Agreement..............................................    60
    Payment of Fees and Expenses............................    61
    Extension, Waiver and Amendment of the Amended and
     Restated Merger Agreement..............................    63

                                                              PAGE
                                                              ----
    Related Agreements......................................    63
BUSINESS OF @PLAN...........................................    66
SECURITY OWNERSHIP OF @PLAN MANAGEMENT AND CERTAIN
  BENEFICIAL OWNERS.........................................    72
SELECTED FINANCIAL DATA OF @PLAN............................    74
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS OF @PLAN........................    75
COMPARISON OF STOCKHOLDERS' RIGHTS..........................    84
    Required Vote for Authorization of Special Actions......    84
    Number of Directors; Removal of Directors...............    84
    Limitation of Liability; Indemnification................    85
    Annual Meeting of Stockholders; Special Meetings of
     Stockholders...........................................    86
    Stockholder Inspection Rights and Stockholder Lists.....    86
    Stockholder Action Without a Meeting....................    87
    Stockholder Proposals...................................    87
EXPERTS.....................................................    88
LEGAL MATTERS...............................................    88
WHERE YOU CAN FIND MORE INFORMATION.........................    88
SHAREHOLDER PROPOSALS.......................................    89
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............    89
INDEX TO FINANCIAL STATEMENTS OF @PLAN.INC..................   F-1
LIST OF APPENDICES
A -- Amended and Restated Agreement and Plan of Merger and
     Reorganization.........................................   A-1
B -- Form of @plan Shareholder Agreement....................   B-1
C -- Form of @plan Shareholder Letter.......................   C-1
D -- Opinion of Veronis, Suhler & Associates LLC, financial
  advisor to @plan..........................................   D-1

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: WHAT WILL @PLAN SHAREHOLDERS RECEIVE IN THE MERGER?

A: At DoubleClick's election, @plan shareholders will receive either:

  $8.00 in value, consisting of either a combination of between $1.60 and $4.00 in cash and the remainder in DoubleClick common stock, or

  $8.00 in cash.

DoubleClick common stock payable in the merger will be valued at its average closing price for the ten trading days ending on the business day prior to the closing date. DoubleClick will announce its election as to the form of merger consideration by 5:30 p.m. (New York City time) on the business day prior to the closing.

In the event that DoubleClick elects to pay the merger consideration in a combination of cash and DoubleClick common stock, the merger is intended to qualify as a tax-free reorganization under the federal tax code. In order to so qualify, the total consideration received by @plan shareholders may not include more than 50% cash. In the event that the average of the high and low sales price of DoubleClick common stock on the closing date is less than the ten-day average described above, @plan shareholders would receive total consideration (valuing DoubleClick common stock at the mean of the high and low sales price on the closing date) consisting of more than 50% cash, and as a result, the cash that @plan shareholders would receive would be decreased and the amount of DoubleClick common stock would be increased in order to result in a mixture of 50% cash / 50% stock to retain the tax-free nature of the merger.

In the event that DoubleClick elects to pay the merger consideration entirely in cash, the merger will not qualify as a tax-free reorganization under the federal tax code.

The provisions in the amended and restated merger agreement regarding the elections to be made by DoubleClick and the adjustment of cash and DoubleClick common stock to be received by @plan shareholders are complicated. We urge @plan shareholders to read carefully the amended and restated merger agreement included as Appendix A to this proxy statement/prospectus.

Q: WHAT HAPPENED TO THE DOUBLECLICK-@PLAN MERGER ANNOUNCED ON SEPTEMBER 25,
2000?

A: The original merger agreement between @plan and DoubleClick, announced on September 25, 2000, contained a complicated 'collar' mechanism that provided for termination rights in favor of @plan, as well as a structure that prohibited the payment of more than 20% cash to qualify as a tax-free reorganization. DoubleClick and @plan determined to enter into the amended and restated merger agreement to eliminate the uncertainty relating to the termination rights under the original merger agreement, and to provide for additional flexibility in the amount of cash and DoubleClick common stock payable in the merger. Neither party paid any fees or other amounts to the other in connection with amending and restating the merger agreement.

Q: IF DOUBLECLICK WILL NOT ANNOUNCE THE EXACT FORM OF MERGER CONSIDERATION UNTIL 5:30 P.M. (NEW YORK CITY TIME) ON THE DAY PRIOR TO THE CLOSING, HOW WILL I KNOW WHAT I WILL RECEIVE IN THE MERGER IF I MAIL IN MY PROXY CARD BEFORE THE ANNOUNCEMENT?


A: Although you will not know the exact form of merger consideration if you cast your vote by mailing the enclosed proxy, under all circumstances, you will receive $8.00 in value, determined as discussed above. Accordingly only those @plan shareholders that attend the special shareholders' meeting and vote in person will know the exact form of merger consideration prior to casting their vote. A VOTE IN FAVOR OF APPROVAL OF THE AMENDED AND RESTATED MERGER AGREEMENT IS A VOTE IN FAVOR OF EITHER FORM OF MERGER CONSIDERATION.

Q: WHEN DO YOU EXPECT TO COMPLETE THE MERGER?

A: We are working to complete the merger in the first quarter of 2001. Because the merger is subject to satisfaction of a number of conditions, we cannot predict the exact timing.

Q: HOW DO I VOTE?

A: After you have carefully read this proxy statement/prospectus, mail your signed proxy card in the enclosed return envelope as soon as possible so that your shares may be represented at the special shareholders' meeting. You may also attend the meeting in person instead of submitting a proxy. If your shares are held in 'street name' by your broker, your broker will vote your shares only if you provide instructions on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares.

Q: SHOULD @PLAN SHAREHOLDERS SEND IN THEIR STOCK CERTIFICATES NOW?

A: No. After we complete the merger, DoubleClick will send instructions to @plan shareholders explaining how to exchange their @plan stock certificates for cash or cash and DoubleClick stock certificates (depending on the election made by DoubleClick).

Q: CAN I CHANGE MY VOTE AFTER MAILING MY PROXY?

A: Yes. You may change your vote by delivering a signed notice of revocation or a later-dated, signed proxy card to the corporate secretary of @plan before the special shareholders' meeting, or by attending the special shareholders' meeting and voting in person.

Q: WHOM CAN I CALL WITH QUESTIONS?

A: If you are an @plan shareholder with questions about the merger, please call @plan Investor Relations at (203) 961-0340.

                   SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

    The following summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus, including the appendices, and the other documents we refer to for a more complete understanding of the merger. In addition, we incorporate by reference important business and financial information about DoubleClick into this proxy statement/prospectus. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in the section entitled 'Where You Can Find More Information' on page 89.

THE COMPANIES

DOUBLECLICK INC.
450 West 33rd Street
New York, New York 10001
(212) 683-0001

    DoubleClick is a leading provider of technology-driven marketing and advertising solutions to thousands of advertisers, advertising agencies, Web publishers and e-commerce merchants worldwide. DoubleClick provides a broad range of media, technology and data products and services. DoubleClick's products and services for Web publishers are designed to optimize revenues from the sale of Internet advertising. For its advertising, advertising agency and e-commerce merchant customers, DoubleClick products and services are designed to enhance the effectiveness of their ad campaigns and offers on the Internet, through other interactive media and by direct mail. DoubleClick's patented DART technology is the platform for many of its solutions and enables its customers to use pre-selected criteria to deliver the right ad to the right person at the right time. The DART technology is also a sophisticated tracking and reporting tool that DoubleClick's customers rely on to measure ad performance and provide dynamic ad space inventory management. DoubleClick currently serves ads for over 2,800 clients, and in September 2000 delivered over 61.0 billion advertisements to targeted Internet users. DoubleClick's revenues are derived from three principal lines of business: DoubleClick Media, DoubleClick TechSolutions and DoubleClick Data Services.

@PLAN.INC
Three Landmark Square, Suite 400
Stamford, Connecticut 06901
(203) 961-0340

    @plan is a leading provider of target market research planning systems that are used to help optimize Internet advertising and merchandising strategies. @plan's systems are specifically designed for Internet advertisers, advertising agencies, Web publishers, online retailers and consumer brand marketers. These systems help enable @plan's clients to harness effectively the power of the Internet as an advertising, marketing and retailing medium. @plan's internally developed systems, which its clients access through its Web sites, combine its databases of consumer lifestyle, product preference and demographic data with powerful technology that enables its clients to perform queries and searches to plan campaigns and strategies. @plan's syndicated Internet consumer research data is collected by The Gallup Organization on an exclusive basis.

THE MERGER (SEE PAGE 36)


    DoubleClick and @plan have entered into an amended and restated merger agreement that provides for the merger of @plan with and into a wholly owned subsidiary of DoubleClick. As a result, @plan will become a wholly owned subsidiary of DoubleClick. In the merger, each share of @plan common stock will be exchanged for the right to receive $8.00 in value, consisting of either a combination of between $1.60 and $4.00 in cash and the remainder in DoubleClick common stock, or $8.00 in cash. Under the amended and restated merger agreement, DoubleClick will elect the exact form of merger consideration on the business day prior to the closing. DoubleClick common stock payable in the merger will be valued at its average closing price for the ten trading days ending on the business day prior to the closing date. In addition, in the event that DoubleClick elects to pay the merger consideration in a combination of cash and DoubleClick common stock, the merger is intended to qualify as a tax-free reorganization for federal income tax purposes. The merger consideration payable to @plan shareholders is subject to adjustment in limited circumstances as set forth in the amended and restated merger agreement and discussed above in 'Questions and Answers About the Merger.' We urge you to read the amended and restated merger agreement, which is included as Appendix A, carefully and in its entirety.


RECOMMENDATION OF @PLAN'S BOARD OF DIRECTORS (SEE PAGE 41)

    The @plan board of directors has adopted the amended and restated merger agreement and determined that the terms and conditions of the merger are fair to, and in the best interests of, @plan and its shareholders. The @plan board of directors unanimously recommends that @plan shareholders vote FOR approval of the amended and restated merger agreement.

OPINION OF @PLAN'S FINANCIAL ADVISOR (SEE PAGE 43)

    In deciding to adopt the amended and restated merger agreement, @plan's board of directors considered the opinion of its financial advisor, Veronis, Suhler & Associates LLC.

    On November 17, 2000, Veronis, Suhler delivered its oral opinion to the board of directors of @plan, which was subsequently confirmed in writing, that, as of such date, the consideration to be received by the @plan shareholders in the merger was fair to the holders of @plan common stock from a financial point of view. The full text of Veronis, Suhler's written opinion dated November 17, 2000 is attached to this proxy statement/prospectus as Appendix D. We encourage you to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken.

VOTE REQUIRED (SEE PAGE 35)


    The affirmative vote of the holders of a majority of the outstanding shares of @plan common stock is required to approve the amended and restated merger agreement. @plan shareholders are entitled to cast one vote per share of @plan common stock owned at the close of business on December 19, 2000. Pursuant to shareholder agreements in the form attached as Appendix B (and shareholder letters in the form attached as Appendix C), @plan shareholders have agreed to vote approximately 48.6% of @plan's common stock outstanding as of December 19, 2000 for approval of the amended and restated merger agreement. As of December 19, 2000, directors and executive officers of @plan and their affiliates beneficially owned an aggregate of 8,279,000 shares of @plan common stock (exclusive of any shares issuable upon the exercise of options or warrants) or approximately 73.1% the shares of @plan common stock outstanding on such date. As of December 19, 2000, directors and executive officers of DoubleClick did not own any shares of @plan common stock.


THE SPECIAL SHAREHOLDERS' MEETING (SEE PAGE 34)


    @plan's special shareholders' meeting will be held at The Westin Stamford Hotel, 1 First Stamford Place, Stamford, Connecticut 06902 at 10:00 a.m., local time, on February 2, 2001. @plan shareholders may vote at this special shareholders' meeting if they owned shares of @plan common stock at the close of business on December 19, 2000. In order for us to complete the merger, the affirmative vote of a majority of the outstanding shares of @plan common stock must vote to adopt the amended and restated merger agreement.


INTERESTS OF CERTAIN PERSONS IN THE MERGER (SEE PAGE 49)


    When considering the recommendation of the @plan board of directors, you should be aware that some directors and officers of @plan have interests in the merger that are different from, or in addition to, yours. In particular, unvested options held by officers and a director will automatically vest in connection with the merger, and, as part of the merger, DoubleClick has entered into employment, consulting and severance agreements with officers of @plan (including one who is also a director) that will only become effective if the merger is completed.


FEDERAL INCOME TAX CONSIDERATIONS (SEE PAGE 50)

    In the event that DoubleClick elects to pay the merger consideration in a combination of cash and DoubleClick common stock, the merger has been structured so as to qualify as a tax-free reorganization for United States federal income tax purposes. If the merger qualifies as a tax-free reorganization, an @plan shareholder will recognize gain but not loss for United States federal income tax purposes in the merger, equal to the lesser of the gain realized by such shareholder in the merger or the amount of cash received by such shareholder in the merger. If DoubleClick makes the election to pay a portion of the merger consideration in DoubleClick common stock, it is a condition to completion of the merger that @plan receive a legal opinion from its outside counsel that the merger constitutes a reorganization within the meaning of the Internal Revenue Code.

    In the event that DoubleClick elects to pay the merger consideration entirely in cash, the merger will be a taxable transaction for United States federal income tax purposes and may also be taxable under applicable state, local and other tax laws. For federal income tax purposes, each @plan shareholder will recognize gain or loss with respect to each @plan share they exchange in the merger in an amount equal to the difference between $8.00 and the @plan shareholder's adjusted tax basis in the @plan common stock exchanged in the merger.

RESTRICTIONS ON SALE OF SHARES BY AFFILIATES (SEE PAGE 53)

    All shares of DoubleClick common stock that @plan shareholders receive in connection with the merger will be freely transferable unless the holder is considered an 'affiliate' of either DoubleClick or @plan for purposes of the Securities Act of 1933. Shares of DoubleClick common stock held by these affiliates may be sold only under a registration statement or exemption under the Securities Act.

CONDITIONS TO THE MERGER (SEE PAGE 60)

    The respective obligations of the parties to complete the merger are subject to the prior satisfaction or waiver of conditions specified in the amended and restated merger agreement. If either of us waives any conditions, we will consider the facts and circumstances at that time and determine whether completion of the merger requires a resolicitation of proxies from @plan shareholders.

TERMINATION OF THE AMENDED AND RESTATED MERGER AGREEMENT (SEE PAGE 61)

    The amended and restated merger agreement may be terminated under circumstances that are described in 'The Amended and Restated Merger Agreement and Related Agreements -- Termination of the Amended and Restated Merger Agreement.'

TERMINATION FEE AND EXPENSES (SEE PAGE 62)

    @plan has agreed to pay DoubleClick a termination fee of $4.0 million and up to $1.0 million of DoubleClick's expenses in cash if the amended and restated merger agreement terminates under circumstances that are described under 'The Amended and Restated Merger Agreement and Related Agreements -- Payment of Fees and Expenses.' DoubleClick has agreed to pay up to $250,000 of @plan's expenses in cash if the amended and restated merger agreement is terminated under circumstances that are described under 'The Amended and Restated Merger Agreement and Related Agreements -- Payment of Fees and Expenses.'

RESTRICTIONS ON ALTERNATE TRANSACTIONS (SEE PAGE 58)

    The amended and restated merger agreement prohibits @plan from soliciting or participating in discussions with third parties about transactions alternative to the merger, except as discussed in 'The

Amended and Restated Merger Agreement and Related Agreements -- No Solicitation of Transactions.'

APPLICABLE WAITING PERIODS AND REGULATORY APPROVALS (SEE PAGE 49)

    The merger is subject to United States antitrust laws. We have made the required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with the Department of Justice and the Federal Trade Commission. On November 8, 2000, the federal government granted early termination of the applicable waiting period. The Department of Justice and the Federal Trade Commission, as well as a state antitrust authority or a private person, may challenge the merger at any time before or after it is completed. Neither @plan nor DoubleClick is aware of any other material governmental or regulatory approval required for completion of the merger, other than compliance with applicable corporate laws of Delaware and Tennessee.

ACCOUNTING TREATMENT (SEE PAGE 52)

    DoubleClick will account for the merger under the purchase method of accounting, which means that DoubleClick will allocate the purchase price to the fair value of net tangible and identifiable intangible assets acquired, and any excess of the cost over that amount will be recorded as goodwill and will be amortized over its estimated useful life, in accordance with generally accepted accounting principles.

NO DISSENTERS' RIGHTS (SEE PAGE 52)

    Under Tennessee law, shareholders of @plan are not entitled to dissenters' rights in the merger.

TRADEMARKS

    This document contains trademarks of DoubleClick and @plan and may contain trademarks of others.

RECENT DEVELOPMENT


    On October 2, 2000, DoubleClick entered into an agreement to acquire NetCreations, Inc. in a stock-for-stock merger. On December 21, 2000, NetCreations announced that it received a binding written offer from an unrelated third party to acquire all of the outstanding shares of NetCreations' common stock for $7.00 in cash. DoubleClick elected not to match this offer and to terminate the merger agreement in accordance with its terms. Under the terms of the merger agreement, NetCreations is required to pay DoubleClick a breakup fee of $8.6 million plus expenses following this termination.

          DOUBLECLICK SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

    The following selected historical consolidated financial information should be read in conjunction with DoubleClick's consolidated financial statements and related notes and DoubleClick's 'Management's Discussion and Analysis of Financial Condition and Results of Operations,' which we incorporate by reference in this proxy statement/prospectus. The consolidated statement of operations information for each of the three years ended December 31, 1999, and the consolidated balance sheet data as of December 31, 1998 and 1999, are derived from the consolidated financial statements of DoubleClick which have been audited by PricewaterhouseCoopers LLP, independent accountants, and are incorporated by reference in this proxy statement/prospectus. The consolidated statement of operations information for the years ended December 31, 1995 and 1996, and the consolidated balance sheet data as of December 31, 1995, 1996 and 1997 are derived from the consolidated financial statements of DoubleClick which have been audited by PricewaterhouseCoopers LLP, and are not incorporated by reference in this proxy statement/prospectus. The selected financial data for the nine month periods ended September 30, 1999 and 2000 and as of September 30, 2000 have been derived from DoubleClick's unaudited financial statements, are incorporated by reference in this proxy statement/prospectus, and in the opinion of DoubleClick's management, include all adjustments (consisting only of normal recurring adjustments) which are necessary to present fairly the results of operations and financial position of DoubleClick for those periods in accordance with generally accepted accounting principles. Historical results are not necessarily indicative of the results to be expected in the future.

                                                                                    NINE MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,                   SEPTEMBER 30,
                               -------------------------------------------------   -------------------
                                1995      1996      1997       1998       1999       1999       2000
                                ----      ----      ----       ----       ----       ----       ----
                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)             (UNAUDITED)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
    Revenues................   $ 9,331   $25,985   $67,926   $138,724   $258,294   $164,604   $373,312
    Income (loss) from
      operations............     2,983    (1,419)   (3,828)   (14,970)   (58,715)   (14,746)   (91,724)
    Income (loss) before
      income taxes..........     2,781    (1,565)   (3,432)   (10,973)   (47,234)    (6,191)   (50,198)
    Net income (loss).......   $ 2,231   $(3,954)  $(7,741)  $(18,039)  $(55,821)  $(13,675)  $(51,230)
                               -------   -------   -------   --------   --------   --------   --------
                               -------   -------   -------   --------   --------   --------   --------
    Basic and diluted net
      income (loss) per
      share.................   $  0.11   $ (0.07)  $ (0.16)  $  (0.21)  $  (0.51)  $  (0.13)  $  (0.43)
                               -------   -------   -------   --------   --------   --------   --------
                               -------   -------   -------   --------   --------   --------   --------
    Weighted average shares
      used in basic net
      income (loss) per
      share calculation.....    19,630    56,516    49,048     86,248    109,756    109,034    120,517
                               -------   -------   -------   --------   --------   --------   --------
                               -------   -------   -------   --------   --------   --------   --------
    Weighted average shares
      used in diluted net
      income (loss) per
      share calculation.....    19,716    56,516    49,048     86,248    109,756    109,034    120,517
                               -------   -------   -------   --------   --------   --------   --------
                               -------   -------   -------   --------   --------   --------   --------


                                                       DECEMBER 31,
                                     -------------------------------------------------  SEPTEMBER 30,
                                      1995      1996      1997       1998       1999        2000
                                      ----      ----      ----       ----       ----        ----
                                                      (IN THOUSANDS)                     (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
    Working capital...............   $ 2,355   $ 4,959   $25,861   $184,408   $309,883   $  566,451
    Total assets..................     5,536    19,749    53,641    260,361    729,407    1,409,784
    Convertible subordinated notes
      and other...................     --          711       742      2,067    255,348      262,116
    Total stockholders' equity....     1,178     7,256    31,428    206,771    361,662      931,968

                    @PLAN SELECTED HISTORICAL FINANCIAL DATA

    The selected statement of operations data presented below for each of the years in the three-year period ended December 31, 1999, and the selected balance sheet data as of December 31, 1998 and 1999, are derived from @plan's financial statements that have been audited by Arthur Andersen, LLP, @plan's independent public accountants, and are included elsewhere in this proxy statement/prospectus. The selected statement of operations data presented below for the period of @plan's inception on May 29, 1996 to December 31, 1996, and the selected balance sheet data as of December 31, 1996 and 1997, are derived from @plan's financial statements that have been audited by Arthur Andersen, LLP, and are not included in this proxy statement/prospectus. The selected statement of operations data for the nine months ended September 30, 1999 and 2000, and the selected balance sheet data as of September 30, 2000 are derived from @plan's unaudited financial statements included elsewhere in this proxy statement/prospectus. These unaudited financial statements have been prepared on the same basis as @plan's audited financial statements and, in @plan's opinion, include all material adjustments, consisting only of normal recurring adjustments, necessary to present fairly the unaudited financial information. You should read the following selected financial information in conjunction with @plan's financial statements and the notes to those statements and 'Management's Discussion and Analysis of Financial Condition and Results of Operations of @plan' located elsewhere in this proxy statement/prospectus.

                                        PERIOD FROM
                                        MAY 29, 1996                                                  NINE MONTHS ENDED
                                       (INCEPTION) TO           YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                        DECEMBER 31,    ---------------------------------------   -------------------------
                                            1996           1997          1998          1999          1999          2000
                                            ----           ----          ----          ----          ----          ----
                                                                                                         (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
 Revenues............................    $ --           $   422,401   $ 3,108,356   $ 7,355,773   $ 4,970,959   $ 9,758,614
 Costs and expenses:
   Product costs.....................      487,239        1,744,366     2,360,042     4,657,281     2,810,575     7,602,961
   Selling and marketing.............      --               819,043     1,713,080     3,219,439     2,137,425     4,517,158
   General and administrative........      190,766          753,299     1,057,280     2,110,922     1,379,091     2,460,614
   Non-cash compensation expense.....      --               --             27,418       505,098       505,098       --
                                         ---------      -----------   -----------   -----------   -----------   -----------
    Total costs and expenses.........      678,005        3,316,708     5,157,820    10,492,740     6,832,189    14,580,733
                                         ---------      -----------   -----------   -----------   -----------   -----------
 Loss from operations................     (678,005)      (2,894,307)   (2,049,464)   (3,136,967)   (1,861,230)   (4,822,119)
 Interest income.....................       17,367           80,368       191,804     1,116,453       658,048     1,489,543
                                         ---------      -----------   -----------   -----------   -----------   -----------
 Net loss before income taxes........     (660,638)      (2,813,939)   (1,857,660)   (2,020,514)   (1,203,182)   (3,332,576)
 Income tax provision................      --               --             13,219        64,300        54,300        52,464
                                         ---------      -----------   -----------   -----------   -----------   -----------
 Net loss............................    $(660,638)     $(2,813,939)  $(1,870,879)  $(2,084,814)  $(1,257,482)  $(3,385,040)
                                         ---------      -----------   -----------   -----------   -----------   -----------
                                         ---------      -----------   -----------   -----------   -----------   -----------
 Basic and diluted loss per share....    $   (0.73)     $     (3.13)  $     (2.07)  $     (0.48)  $     (0.44)  $     (0.30)
                                         ---------      -----------   -----------   -----------   -----------   -----------
                                         ---------      -----------   -----------   -----------   -----------   -----------
 Weighted average shares
   outstanding.......................      900,000          900,000       901,993     7,146,699     5,808,580    11,257,770
                                         ---------      -----------   -----------   -----------   -----------   -----------
                                         ---------      -----------   -----------   -----------   -----------   -----------

                                                                         DECEMBER 31,
                                                     ----------------------------------------------------   SEPTEMBER 30,
                                                        1996         1997          1998          1999            2000
                                                        ----         ----          ----          ----            ----
                                                                                                             (UNAUDITED)
BALANCE SHEET DATA:
 Cash and cash equivalents.........................  $1,608,370   $   832,338   $ 3,682,576   $34,817,991    $31,371,373
 Working capital...................................   1,511,997       726,217     3,716,071    33,559,911     30,667,493
 Total assets......................................   1,625,616     1,559,175     6,026,481    39,122,353     36,720,290
 Mandatory redeemable convertible preferred
   stock...........................................   2,189,097     4,443,811     9,582,802       --             --
 Shareholders' equity (deficit)....................    (660,637)   (3,474,576)   (5,310,037)   34,832,651     31,757,298

                           COMPARATIVE PER SHARE DATA


    The following tables reflect (a) the historical net loss and book value per share of DoubleClick common stock and the historical net loss and book value per share of @plan common stock in comparison with the unaudited pro forma net loss and book values per share after giving effect to the proposed merger of DoubleClick with @plan and (b) the equivalent historical net loss and book values per share attributable to 0.52 of a share of DoubleClick common stock that will be received for each share of @plan common stock in the merger, assuming DoubleClick has elected to pay 80% of the merger consideration in shares of DoubleClick common stock using an assumed value of $12.36 per share (the average closing price for the ten trading days ending December 19, 2000).


    Pro forma financial statements giving effect to the proposed merger of DoubleClick and @plan have not been included in this proxy statement/prospectus because such information is not materially different from DoubleClick's historical results. The increase in the pro forma net loss as compared to DoubleClick's historical net loss is primarily the result of the amortization of goodwill arising from this merger.

    The information in the following tables should be read in conjunction with the historical consolidated financial statements and related notes of DoubleClick which are incorporated by reference in this proxy statement/prospectus and the historical financial statements and related notes of @plan which are included elsewhere in this proxy statement/prospectus.


                                                                              NINE MONTHS
                                                               YEAR ENDED        ENDED
                                                              DECEMBER 31,   SEPTEMBER 30,
                                                                  1999           2000
                                                                  ----           ----
DOUBLECLICK HISTORICAL PER COMMON SHARE DATA:
    Net loss per common share -- basic and diluted..........    $(0.51)         $(0.43)
    Book value per share....................................    $  3.22         $ 7.59

@PLAN HISTORICAL PER COMMON SHARE DATA:
    Net loss per common share -- basic and diluted..........    $(0.48)         $(0.30)
    Book value per share....................................    $  3.11         $ 2.80

DOUBLECLICK AND @PLAN PRO FORMA COMBINED PER COMMON SHARE:
    Net loss per DoubleClick share -- basic and diluted.....    $(0.73)         $(0.59)
    Net loss per equivalent @plan share -- basic and
      diluted...............................................    $(0.38)         $(0.31)
    Book value per DoubleClick share........................    $  3.85         $ 7.94
    Book value per equivalent @plan share...................    $  2.00         $ 4.13

                            MARKET PRICE INFORMATION

DOUBLECLICK MARKET PRICE DATA

    DoubleClick common stock has traded on the Nasdaq National Market under the symbol 'DCLK' since February 20, 1998. The following table sets forth the range of high and low sales prices reported on the Nasdaq National Market for DoubleClick common stock for the periods indicated, adjusted to reflect (1) a two-for-one stock split effected in the form of a dividend which became effective on April 5, 1999 and (2) a two-for-one stock split effected in the form of a dividend which became effective on January 11, 2000.


                                                              HIGH      LOW
                                                              ----      ---
FISCAL 1998
    First Quarter (from February 20, 1998).................  $  9.25   $ 6.91
    Second Quarter.........................................    12.44     7.72
    Third Quarter..........................................    19.28     4.55
    Fourth Quarter.........................................    14.50     3.38

FISCAL 1999
    First Quarter..........................................  $ 50.00   $11.00
    Second Quarter.........................................    88.00    33.75
    Third Quarter..........................................    62.63    30.25
    Fourth Quarter.........................................   127.72    54.88

FISCAL 2000
    First Quarter..........................................  $135.25   $74.00
    Second Quarter.........................................    93.88    32.88
    Third Quarter..........................................    45.52    27.56
    Fourth Quarter (through December 20, 2000).............    29.63    10.00


@PLAN MARKET PRICE DATA

    @plan's common stock has traded on the Nasdaq National Market under the symbol 'APLN' since May 21, 1999. The following table sets forth the range of high and low sales prices reported on the Nasdaq National Market for @plan common stock for the periods indicated.


                                                               HIGH     LOW
                                                               ----     ---
FISCAL 1999
    Second Quarter (from May 21, 1999)......................  $18.50   $10.50
    Third Quarter...........................................   22.25     9.13
    Fourth Quarter..........................................   17.50     8.50

FISCAL 2000
    First Quarter...........................................  $15.00   $ 7.88
    Second Quarter..........................................    9.38     4.25
    Third Quarter...........................................    8.88     4.00
    Fourth Quarter (through December 20, 2000)..............    8.75     3.63


RECENT CLOSING PRICES


    As of November 17, 2000, the last trading day before announcement of the amended terms of the merger, the actual closing prices per share of DoubleClick common stock and @plan common stock on the Nasdaq National Market were $15.19 and $5.31, respectively. As of September 22, 2000, the last trading day before announcement of the original terms of the merger, the actual closing prices per share of DoubleClick common stock and @plan common stock on the Nasdaq National Market were $37.50 and $7.25, respectively. On December 20, 2000, the closing prices per share of DoubleClick common stock and @plan common stock on the Nasdaq National Market were $10.00 and $7.31, respectively.

    Because the market price of DoubleClick common stock is subject to fluctuation, the market value of the shares of DoubleClick common stock that holders of @plan common stock will receive in the merger may increase or decrease prior to and following the merger. WE URGE @PLAN SHAREHOLDERS TO OBTAIN CURRENT MARKET QUOTATIONS FOR DOUBLECLICK COMMON STOCK AND @PLAN COMMON STOCK. WE CANNOT GIVE YOU ANY ASSURANCE AS TO THE FUTURE PRICES OR MARKETS FOR DOUBLECLICK COMMON STOCK OR @PLAN COMMON STOCK.

DIVIDEND POLICY

    Neither DoubleClick nor @plan has ever paid cash dividends on its stock, and both anticipate that they will continue to retain any earnings for the foreseeable future for use in the operation of their respective businesses.

                                  RISK FACTORS

    By voting in favor of the amended and restated merger agreement, @plan shareholders may be choosing to invest in DoubleClick common stock. An investment in DoubleClick common stock involves a high degree of risk. In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, you should carefully consider the following risk factors in deciding whether to vote for the merger. If any of the following risks actually occurs, the business and prospects of @plan or DoubleClick may be seriously harmed. In such case, the trading price of DoubleClick common stock could decline, and you may lose all or part of your investment.

RISKS RELATED TO THE MERGER

IF DOUBLECLICK ELECTS TO PAY A PORTION OF THE MERGER CONSIDERATION IN DOUBLECLICK COMMON STOCK, @PLAN SHAREHOLDERS WILL BE EXPOSED TO MARKET RISK ON THE SHARES OF DOUBLECLICK COMMON STOCK THEY RECEIVE IN THE MERGER.

    Upon the merger's completion, each share of @plan common stock will be exchanged for $8.00 in value, consisting of either a combination of between $1.60 and $4.00 in cash and the remainder in DoubleClick common stock, or $8.00 in cash. On the business day prior to the closing, DoubleClick will announce the exact form of merger consideration. DoubleClick common stock payable in the merger will be valued at its average closing price for the ten trading days ending one business day prior to the closing date. Accordingly, the specific market value of any DoubleClick common stock received by @plan shareholders on the closing date may be less than the ten-day average used to calculate the stock portion of the merger consideration, resulting in @plan shareholders receiving less than $8.00 in value. Shares of DoubleClick common stock may also decline in value after the closing date. Further, neither @plan nor DoubleClick may terminate the amended and restated merger agreement or 'walk away' from the merger solely because of changes in the market price of DoubleClick common stock. The share price of DoubleClick common stock is by nature subject to the general price fluctuations in the market for publicly traded equity securities and has historically experienced significant volatility. DoubleClick and @plan urge you to obtain recent market quotations for DoubleClick common stock and @plan common stock. DoubleClick cannot predict or give any assurances as to the market price of DoubleClick common stock at any time before or after the completion of the merger.

BECAUSE DOUBLECLICK IS NOT REQUIRED TO DETERMINE THE SPECIFIC FORM OF MERGER CONSIDERATION UNTIL THE BUSINESS DAY PRIOR TO THE CLOSING, ONLY @PLAN SHAREHOLDERS WHO VOTE IN PERSON AT THE SPECIAL SHAREHOLDERS' MEETING WILL KNOW THE SPECIFIC COMPOSITION OF THE MERGER CONSIDERATION PRIOR TO CASTING THEIR VOTES.


    It is currently anticipated that the @plan special shareholders' meeting will be held on the morning of the closing date. Under the amended and restated merger agreement, DoubleClick will announce its election as to the specific form of merger consideration by 5:30 p.m. (New York City time) on the business day before the closing date. Consequently, other than @plan shareholders that vote in person at the special shareholders' meeting, when @plan shareholders submit their proxies, they will not know the exact form of the consideration payable in the merger. @plan shareholders are encouraged to consider the various combinations of cash and stock (or all cash) that they may receive in the merger prior to submitting their proxy. A vote in favor of approval of the amended and restated merger agreement is a vote in favor of either form of merger consideration.


IN THE EVENT THAT DOUBLECLICK ELECTS TO PAY THE MERGER CONSIDERATION ENTIRELY IN CASH, THE MERGER WILL BE A TAXABLE TRANSACTION TO @PLAN SHAREHOLDERS.

    In the event that DoubleClick elects to pay the merger consideration entirely in cash, the merger will be a taxable transaction for federal income tax purposes and may also be taxable under applicable state, local and other tax laws. For federal tax purposes, each @plan shareholder will recognize gain or loss with respect to each @plan share they exchange in the merger in an amount equal to the difference between $8.00 and the @plan shareholder's adjusted tax basis in the @plan common stock exchanged in the merger.

IN THE EVENT THAT DOUBLECLICK ELECTS TO PAY THE MERGER CONSIDERATION IN A COMBINATION OF CASH AND DOUBLECLICK COMMON STOCK, THE MERGER IS INTENDED TO QUALIFY AS A TAX-FREE REORGANIZATION UNDER THE FEDERAL TAX CODE.

    In order to qualify as a tax-free reorganization, the total consideration received by @plan shareholders may not include more than 50% cash. In the event that the average of the high and low sales price of DoubleClick common stock on the closing date is less than the ten-day average described above, and as a result, @plan shareholders would receive total consideration (valuing DoubleClick common stock at the mean of the high and low sales price on the closing date) of more than 50% cash. DoubleClick and @plan have agreed that in these circumstances, the cash that @plan shareholders would receive would be decreased and the amount of DoubleClick common stock would be increased in order to result in a mixture of 50% cash / 50% stock to retain the tax-free nature of the merger.

DOUBLECLICK AND @PLAN MAY NOT ACHIEVE THE BENEFITS THEY EXPECT FROM THE MERGER.

    DoubleClick and @plan entered into the amended and restated merger agreement with the expectation that the merger will result in significant benefits. Achieving the benefits of the merger depends on the timely, efficient and successful execution of a number of post-merger events. Key events include:

     integrating the operations and personnel of the two companies;

     offering the existing products and services of each company to the other company's customers; and

     developing new products and services that utilize the assets of both companies.

    They will need to overcome significant issues, however, to realize any benefits or synergies from the merger. The successful execution of these post-merger events will involve considerable risk and may not be successful.

    Operations and personnel. DoubleClick is a provider of comprehensive global Internet advertising solutions. @plan provides online tools for optimizing Internet advertising and merchandising strategies through its target market research planning systems. DoubleClick's principal offices are located in New York, New York, while @plan's principal offices are located in Stamford, Connecticut. Currently, there are no plans to relocate either of these principal offices. Although DoubleClick currently plans to operate @plan as a separate business unit in order for the merger to be successful, @plan's operations and personnel must be successfully integrated with DoubleClick's operations and personnel. DoubleClick's failure to complete the integration successfully could result in the loss of key personnel and customers.

    Products and services. Each company initially intends to offer its respective products and services to the customers of the other company. There can be no assurance that either company's customers will have any interest in the other company's products and services. The failure of such cross-marketing efforts would diminish the synergies expected to be realized by the merger.

    In addition, after the merger DoubleClick intends to develop new products and services that combine the assets of both the DoubleClick and @plan businesses. To date, the companies have not thoroughly investigated the technological, market-driven or other obstacles in developing and marketing these new products and services in a timely and efficient way. There can be no assurance that DoubleClick will be able to overcome these obstacles in developing new products and services, or that there will be a market for the new products or services developed by DoubleClick after the merger.

    In general, DoubleClick and @plan cannot offer any assurances that they can successfully integrate or realize the anticipated benefits of the merger. Their failure to do so could have a material adverse effect on the combined company's business, financial condition and operating results or could result in the loss of key personnel. In addition, the attention and effort devoted to the integration of the two

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

companies will significantly divert management's attention from other important issues, and could seriously harm the combined company.

    For purposes of the discussion throughout this proxy statement/prospectus, a 'material adverse effect' means any change in, or effect on, the business of DoubleClick or @plan that is, or is reasonably likely to be, materially adverse to the business, assets, liabilities, financial condition or results of operations of DoubleClick or @plan, as the case may be, with certain exceptions as described in the amended and restated merger agreement.

THE MERGER COULD ADVERSELY AFFECT COMBINED FINANCIAL RESULTS.


    If the benefits of the merger do not exceed the costs associated with the merger, including any dilution to DoubleClick's stockholders resulting from any issuance of shares in connection with the merger, DoubleClick's financial results, including earnings per share, could be adversely affected.


THE MARKET PRICE OF DOUBLECLICK COMMON STOCK MAY DECLINE AS A RESULT OF THE MERGER.

    The market price of DoubleClick common stock may decline as a result of the merger if:

     the integration of DoubleClick and @plan is unsuccessful;

     DoubleClick does not achieve the perceived benefits of the merger as rapidly as, or to the extent anticipated by, financial or industry analysts; or

     the effect of the merger on DoubleClick's financial results is not consistent with the expectations of financial or industry analysts.

DOUBLECLICK MUST MANAGE THE INTEGRATION OF ACQUIRED COMPANIES SUCCESSFULLY IN ORDER TO ACHIEVE DESIRED RESULTS.

    As a part of its business strategy, DoubleClick expects to enter into a number of business combinations and acquisitions. Acquisition transactions are accompanied by a number of risks, including:

     the difficulty of assimilating the operations and personnel of the acquired companies;

     the potential disruption of the ongoing businesses and distraction of management of DoubleClick and the acquired companies;

     the difficulty of incorporating acquired technology and rights into DoubleClick's products and services;

     unanticipated expenses related to technology integration;

     difficulties in maintaining uniform standards, controls, procedures and policies;

     the impairment of relationships with employees and customers as a result of any integration of new management personnel; and

     potential unknown liabilities associated with acquired businesses.

    The combined company may not succeed in addressing these risks or any other problems encountered in connection with the merger or such other business combinations and acquisitions.

@PLAN'S OFFICERS AND DIRECTORS HAVE CONFLICTS OF INTEREST THAT MAY INFLUENCE THEM TO SUPPORT OR APPROVE THE AMENDED AND RESTATED MERGER AGREEMENT.

    The directors and officers of @plan participate in arrangements and have continuing indemnification against liabilities that provide them with interests in the merger that are different from, or in addition to, those of the @plan shareholders, including the following:

     The officers and directors of @plan own stock options to purchase an aggregate of 1,623,500 shares of @plan common stock. If the merger is completed, such options that are unvested will automatically become vested and exercisable;

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

     Two @plan executive officers have entered into employment agreements with DoubleClick. One officer has entered into a consulting agreement with DoubleClick and one officer has entered into a severance agreement with DoubleClick, each of which entitles each officer to the severance arrangements currently in place with @plan and becomes effective when the merger is completed; and

     DoubleClick has agreed to indemnify and to cause the surviving corporation in the merger to indemnify each present and former @plan officer and director against liabilities arising out of such person's services as an officer or director. In addition, DoubleClick will cause Atlas Acquisition Corp., as the surviving corporation, to maintain officers' and directors' liability insurance to cover any such liabilities for the next three years.

    For the above reasons, the directors and officers of @plan could be more likely to vote to approve the amended and restated merger agreement than if they did not hold these interests. @plan shareholders should consider whether these interests may have influenced these directors and officers to support or recommend the merger.

FAILURE TO COMPLETE THE MERGER COULD NEGATIVELY IMPACT @PLAN'S STOCK PRICE AND FUTURE BUSINESS AND OPERATIONS.

    If the merger is not completed for any reason, @plan may be subject to a number of material risks, including the following:

     @plan may be required to pay DoubleClick a termination fee of $4.0 million, plus reimburse up to $1.0 million of DoubleClick's expenses;

     the price of @plan common stock may decline to the extent that the current market price of @plan common stock reflects a market assumption that the merger will be completed; and

     costs related to the merger, such as legal, accounting and financial advisor fees, must be paid even if the merger is not completed.

    In addition, @plan customers and information sources may, in response to the announcement of the merger, delay or defer decisions concerning @plan. Any delay or deferral in those decisions by @plan customers or suppliers could have a material adverse effect on @plan, regardless of whether the merger is ultimately completed. Similarly, current and prospective @plan employees may experience uncertainty about their future roles with DoubleClick until DoubleClick's strategies with regard to @plan are announced or executed. This may adversely affect @plan's ability to attract and retain key management, sales, marketing and technical personnel.

    Further, if the merger is terminated and @plan's board of directors determines to seek another merger or business combination, there can be no assurance that it will be able to find a partner willing to pay an equivalent or more attractive price than the price to be paid in the merger. In addition, while the amended and restated merger agreement is in effect, subject to compliance with applicable securities laws and fulfillment of its fiduciary duties, @plan is prohibited from soliciting, initiating, encouraging or entering into extraordinary transactions, such as a merger, sale of assets or other business combination, with any party other than DoubleClick.

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

RISKS RELATED TO DOUBLECLICK

    In addition to the risks relating to the merger discussed above, DoubleClick is subject to its own specific risks relating to its business model, strategy, and the legal, regulatory and business environment, including those set forth below.

                 RISKS RELATING TO DOUBLECLICK AND ITS BUSINESS

DOUBLECLICK'S LIMITED OPERATING HISTORY MAKES EVALUATING ITS BUSINESS DIFFICULT.

    DoubleClick was incorporated in January 1996 and has a limited operating history. An investor in DoubleClick's common stock must consider the risks and difficulties frequently encountered by early stage companies in new and rapidly evolving industries, including the Internet advertising industry. DoubleClick's risks include:

     ability to sustain historical revenue growth rates;

     relying on the DoubleClick networks;

     managing its expanding operations;

     competition;

     attracting, retaining and motivating qualified personnel;

     maintaining its current, and developing new, strategic relationships with Web publishers;

     ability to anticipate and adapt to the changing Internet industry; and

     attracting and retaining a large number of advertisers from a variety of industries.

    DoubleClick also depends on the growing use of the Internet for advertising, commerce and communication, and on general economic conditions. DoubleClick cannot assure you that its business strategy will be successful or that it will successfully address these risks.

DOUBLECLICK HAS A HISTORY OF LOSSES AND ANTICIPATES CONTINUED LOSSES.

    DoubleClick incurred net losses of $4.0 million for the year ended December 31, 1996, $7.7 million for the year ended December 31, 1997, $18.0 million for the year ended December 31, 1998, and $55.8 million for the year ended December 31, 1999. For the nine months ended September 30, 2000, DoubleClick incurred a net loss of $51.2 million and, as of September 30, 2000, its accumulated deficit was $161.1 million. DoubleClick has not achieved profitability and expects to continue to incur operating losses in the future. DoubleClick expects to continue to incur significant operating and capital expenditures and, as a result, it will need to generate significant revenue to achieve and maintain profitability. Although its revenue has grown in recent quarters, DoubleClick cannot assure you that it will achieve sufficient revenue to achieve or sustain profitability. Even if it does achieve profitability, DoubleClick cannot assure you that it can sustain or increase profitability on a quarterly or annual basis in the future. If revenue grows slower than DoubleClick anticipates, or if operating expenses exceed its expectations or cannot be adjusted accordingly, DoubleClick's business, results of operations and financial condition will be materially and adversely affected.

DOUBLECLICK DERIVES A SUBSTANTIAL PORTION OF ITS REVENUE FROM WEB SITES OF A LIMITED NUMBER OF WEB PUBLISHERS AND THE LOSS OF THESE WEB PUBLISHERS AS CUSTOMERS COULD HARM ITS BUSINESS.

    DoubleClick derives a substantial portion of its DoubleClick Media revenue from ad impressions it delivers on the Web sites of a limited number of Web publishers. For the nine months ended September 30, 2000, approximately 19% of DoubleClick's revenue resulted from ads delivered on the Web sites of the top five Web publishers on its DoubleClick networks. DoubleClick's business, results of operations and financial condition could be materially and adversely affected by the loss of one or more of the Web publishers that account for a significant portion of the revenue from its DoubleClick networks or any significant reduction in traffic on these Web publisher's Web sites.

    The loss of these Web publishers could also cause advertisers or other Web publishers to leave DoubleClick's networks, which could materially and adversely affect its business, results of operations and financial condition. Typically DoubleClick enters into short-term contracts with Web publishers for inclusion of their Web sites in DoubleClick's networks. Since these contracts are short-term, DoubleClick will have to negotiate new contracts or renewals in the future, which may have terms that are not as favorable to it as the terms of the existing contracts. DoubleClick's business, results of operations and financial condition could be materially and adversely affected by such new contracts or renewals.

DOUBLECLICK RELIES ON ITS RELATIONSHIP WITH ALTAVISTA AND CHANGES IN THIS RELATIONSHIP COULD HARM ITS BUSINESS.

    DoubleClick's revenues have, in the past, significantly relied on revenues generated from advertisements delivered on or through the AltaVista Web site. On August 7, 2000, DoubleClick announced the restructuring of its Advertising Services Agreement with AltaVista. CMGI, Inc. currently owns approximately 82% of AltaVista. CMGI also owns several Internet advertising and marketing companies either directly or indirectly through its majority owned subsidiary Engage. These companies, including AdForce, AdKnowledge, Flycast Communications, Adsmart and Engage, compete with DoubleClick's Internet advertising solutions. Under the restructured agreement, AltaVista has extended its agreement to use DoubleClick's DART for Publishers ad serving solution through 2004. In addition, AltaVista will accelerate taking lead advertising sales responsibility for its worldwide network of Web sites in the United Kingdom, France, Germany, Italy, Sweden, and the Netherlands by January 1, 2001. The majority of advertising served on AltaVista will use DART through 2002. In 2003, at least half of all of AltaVista's ads will be served through DART. AltaVista will assume majority responsibility for ad serving thereafter. In addition, DoubleClick's DART for Advertisers solution will run the majority of AltaVista's online advertising campaigns through 2004. The unexpected loss of AltaVista as a customer or any significant reduction in traffic on or through the AltaVista Web site could materially and adversely affect DoubleClick's business, results of operations and financial condition.

DOUBLECLICK'S BUSINESS MAY BE MATERIALLY ADVERSELY AFFECTED BY LAWSUITS RELATED TO PRIVACY AND DOUBLECLICK'S BUSINESS PRACTICES.

    DoubleClick is a defendant in several pending class action lawsuits alleging, among other things, that DoubleClick unlawfully obtains and uses Internet users' personal information. DoubleClick is also the subject of a Federal Trade Commission inquiry concerning its collection and maintenance of information concerning Internet users, and inquiries involving the attorneys general of several states relating to its collection, maintenance and sharing of information concerning, and its disclosure of those practices to, Internet users. DoubleClick may receive additional regulatory inquiries and intends to cooperate fully. Class action litigation and regulatory inquiries of these types are often expensive and time-consuming and their outcome is uncertain.

    DoubleClick cannot quantify the amount of monetary or human resources that it will be required to use to defend itself in these proceedings. DoubleClick may need to spend significant amounts on its legal defense, senior management may be required to divert their attention from other portions of its business, new product launches may be deferred or canceled as a result of these proceedings, and DoubleClick may be required to make changes to its present and planned products or services, any of which could materially and adversely affect its business, financial condition and results of operations. If, as a result of any of these proceedings, a judgment is rendered or a decree is entered against DoubleClick, it may materially and adversely affect its business, financial condition and results of operations.

DOUBLECLICK DERIVES A SUBSTANTIAL PORTION OF ITS REVENUE FROM ADVERTISEMENTS IT DELIVERS TO WEB SITES ON DOUBLECLICK NETWORKS, AND A DECREASE IN TRAFFIC LEVELS COULD HARM ITS BUSINESS.

    DoubleClick derives a large portion of its revenue from advertisements it delivers to Web sites on its DoubleClick networks. DoubleClick expects that its DoubleClick networks will continue to account

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

for a substantial portion of its revenue for the foreseeable future. DoubleClick's networks consist of Web sites of Web publishers with which it has short-term contracts. DoubleClick cannot assure you that these Web publishers will remain associated with DoubleClick's networks, that any DoubleClick network Web site will maintain consistent or increasing levels of traffic over time, or that DoubleClick will be able to replace in a timely or effective manner any existing DoubleClick network Web site with other Web sites with comparable traffic patterns and user demographics. DoubleClick's failure to successfully market its DoubleClick networks, the loss of one or more of the Web publishers that account for a significant portion of its revenue from its DoubleClick networks, or the failure of the Web sites on its DoubleClick networks to maintain consistent or increasing levels of traffic would materially and adversely affect DoubleClick's business, results of operations and financial condition.

DOUBLECLICK'S ADVERTISING CUSTOMERS AND THE COMPANIES WITH WHICH IT HAS STRATEGIC BUSINESS RELATIONSHIPS MAY EXPERIENCE ADVERSE BUSINESS CONDITIONS THAT COULD ADVERSELY AFFECT ITS BUSINESS.

    As a result of unfavorable conditions in the public equity markets, some of DoubleClick's customers may have difficulty raising sufficient capital to support their long-term operations. As a result, these customers may reduce their spending on Internet advertising, which could materially and adversely affect DoubleClick's business, financial condition and results of operations. In addition, from time to time, DoubleClick has entered into strategic business relationships with other companies, the nature of which varies, but generally in the context of customer relationships. These companies may experience adverse business conditions that may render them unable to meet DoubleClick's expectations for the strategic business relationship or to fulfill their contractual obligations to DoubleClick. Such an event could have a material adverse impact on DoubleClick's business, financial condition and results of operations.

DOUBLECLICK'S QUARTERLY OPERATING RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS AND YOU SHOULD NOT RELY ON THEM AS AN INDICATION OF FUTURE OPERATING PERFORMANCE.

    DoubleClick's revenue and results of operations may fluctuate significantly in the future as a result of a variety of factors, many of which are beyond DoubleClick's control. These factors include:

     advertiser, Web publisher and direct marketer demand for DoubleClick's solutions;

     Internet user traffic levels;

     changes in fees paid by advertisers;

     changes in service fees payable by DoubleClick to Web publishers in its networks;

     the introduction of new Internet advertising services by DoubleClick or its competitors;

     variations in the levels of capital or operating expenditures and other costs relating to the expansion of DoubleClick's operations; and

     general economic conditions.

    For the foreseeable future, DoubleClick's revenue from DoubleClick TechSolutions and DoubleClick Media will also remain dependent on advertising activity on DoubleClick's networks. This future revenue is difficult to forecast. In addition, DoubleClick plans to significantly increase its operating expenses so that it can continue its international expansion, upgrade and enhance its DART technology and expand its product and service offerings, market and support its solutions and increase its sales and marketing operations. DoubleClick may be unable to adjust spending quickly enough to offset any unexpected revenue shortfall. If DoubleClick has a shortfall in revenue in relation to its expenses, or if its expenses exceed increased revenue, then DoubleClick's business, results of operations and financial condition could be materially and adversely affected. These results would likely affect the market price of DoubleClick's common stock in a manner which may be unrelated to its long term operating performance.

    As a result, DoubleClick believes that period-to-period comparisons of its results of operations may not be meaningful. You should not rely on past periods as indicators of future performance.

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

RAPID GROWTH IN DOUBLECLICK'S BUSINESS COULD STRAIN ITS MANAGERIAL, OPERATIONAL, FINANCIAL AND INFORMATION SYSTEM RESOURCES.

    In recent years, DoubleClick has experienced significant growth, both internally and through acquisitions, that has placed considerable demands on its managerial, operational and financial resources. To continue to successfully implement DoubleClick's business plan in its rapidly evolving industry requires an effective planning and management process. DoubleClick continues to increase the scope of its operations both domestically and internationally, and it has grown its workforce substantially. The anticipated future growth in the scope of its operations will continue to place a significant strain on its management systems and resources. DoubleClick expects that it will need to continue to improve its financial and managerial controls and reporting systems and procedures, and will need to continue to expand, train and manage its workforce. DoubleClick cannot assure you that if it continues to grow, management will be effective in attracting and retaining additional qualified personnel, expanding its physical facilities, integrating acquired businesses or otherwise managing growth. As of September 30, 1999, DoubleClick had a total of 1,162 employees and, as of September 30, 2000, it had a total of 2,104 employees. DoubleClick also cannot assure you that its information systems, procedures or controls will be adequate to support its operations or that its management will be able to achieve the rapid execution necessary to successfully offer its services and implement its business plan. DoubleClick's future performance may also depend on its effective integration of acquired businesses. Even if successful, this integration may take a significant period of time and expense, and may place a significant strain on DoubleClick's resources. DoubleClick's inability to effectively manage its growth could materially and adversely affect its business, financial condition and results of operations.

DOUBLECLICK'S BUSINESS MAY SUFFER IF IT IS UNABLE TO SUCCESSFULLY IMPLEMENT ITS BUSINESS MODEL.

    A significant part of DoubleClick's business model is to generate revenue by providing interactive marketing solutions to advertisers, ad agencies and Web publishers. The profit potential for this business model is unproven. To be successful, both Internet advertising and DoubleClick's solutions will need to achieve broad acceptance by advertisers, ad agencies and Web publishers. DoubleClick's ability to generate significant revenue from advertisers will depend, in part, on its ability to contract with Web publishers that have Web sites with adequate available ad space inventory. Further, these Web sites must generate sufficient user traffic with demographic characteristics attractive to DoubleClick's advertisers. The intense competition among Internet advertising sellers has led to the creation of a number of pricing alternatives for Internet advertising. These alternatives make it difficult for DoubleClick to project future levels of advertising revenue and applicable gross margin that can be sustained by DoubleClick or the Internet advertising industry in general.

    Intensive marketing and sales efforts may be necessary to educate prospective advertisers regarding the uses and benefits of, and to generate demand for, DoubleClick's products and services, including its new products and services such as the Sonar Network, Abacus Online Alliance and the DARTmail Services. Enterprises may be reluctant or slow to adopt a new approach that may replace, limit or compete with their existing direct marketing systems. In addition, since online direct marketing is emerging as a new and distinct business apart from online advertising, potential adopters of online direct marketing services will increasingly demand functionality tailored to their specific requirements. DoubleClick may be unable to meet the demands of these clients.

    Acceptance of DoubleClick's new solutions will depend on the continued emergence of Internet commerce, communication and advertising, and demand for its solutions. DoubleClick cannot assure you that demand for its new solutions will emerge or become sustainable.

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

DISRUPTION OF DOUBLECLICK'S SERVICES DUE TO UNANTICIPATED PROBLEMS OR FAILURES COULD HARM ITS BUSINESS.

    DoubleClick's DART technology resides on a computer system located in DoubleClick's New York City offices and in its data centers in New Jersey and California and in Europe, Asia and Latin America. This system's continuing and uninterrupted performance is critical to DoubleClick's success. Customers may become dissatisfied by any system failure that interrupts DoubleClick's ability to provide its services to them, including failures affecting DoubleClick's ability to deliver advertisements without significant delay to the viewer. Sustained or repeated system failures would reduce the attractiveness of DoubleClick's solutions to advertisers, ad agencies and Web publishers and result in contract terminations, fee rebates and makegoods, thereby reducing revenue. Slower response time or system failures may also result from straining the capacity of DoubleClick's deployed software or hardware due to an increase in the volume of advertising delivered through its servers. To the extent that DoubleClick does not effectively address any capacity constraints or system failures, DoubleClick's business, results of operations and financial condition could be materially and adversely affected.

    DoubleClick's operations are dependent on its ability to protect its computer systems against damage from fire, power loss, water damage, telecommunications failures, vandalism and other malicious acts, and similar unexpected adverse events. In addition, interruptions in DoubleClick's solutions could result from the failure of its telecommunications providers to provide the necessary data communications capacity in the time frame it requires. Despite precautions DoubleClick has taken, unanticipated problems affecting its systems have from time to time in the past caused, and in the future could cause, interruptions in the delivery of DoubleClick's solutions. DoubleClick's business, results of operations and financial condition could be materially and adversely affected by any damage or failure that interrupts or delays its operations.

COMPETITION IN INTERNET ADVERTISING AND RELATED PRODUCTS AND SERVICES IS INTENSE AND LIKELY TO INCREASE IN THE FUTURE, AND DOUBLECLICK MAY NOT BE ABLE TO COMPETE SUCCESSFULLY.

    The business of Internet advertising and related products and services is intensely competitive. DoubleClick expects competition to continue to increase because this business has no substantial barriers to entry. Competition may also increase as a result of industry consolidation. DoubleClick believes that its ability to compete depends upon many factors both within and beyond its control, including the following:

     the timing and acceptance of new solutions and enhancements to existing solutions developed either by DoubleClick or its competitors;

     customer service and support efforts;

     sales and marketing efforts; and

     the ease of use, performance, price and reliability of solutions developed either by DoubleClick or its competitors.

    DoubleClick competes for Internet advertising revenue with large Web publishers and Web portals, such as America Online, Excite@Home, Microsoft, GO.com and Yahoo!. Further, its DoubleClick networks compete with a variety of Internet advertising networks, including 24/7 Media. In marketing its DoubleClick networks and DART Service to Web publishers, DoubleClick also competes with providers of ad servers and related services. CMGI also now owns several Internet advertising and marketing companies either directly or indirectly through its majority owned subsidiary Engage. These companies, including AdForce, AdKnowledge, Flycast Communications, Adsmart and Engage, compete with DoubleClick's Internet advertising solutions. DoubleClick also encounters competition from a number of other sources, including content aggregation companies, companies engaged in advertising sales networks, advertising agencies, and other companies that facilitate Internet advertising.

    Many of DoubleClick's existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than DoubleClick. These factors may allow them to respond more quickly than DoubleClick can to new or emerging technologies and changes in customer requirements. It may also allow them to devote greater resources than DoubleClick can to the development, promotion and sale of their products and services. These competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential employees, strategic partners, advertisers and Web publishers. DoubleClick cannot assure you that its competitors will not develop products or services that are equal or superior to its solutions or that achieve greater acceptance than its solutions. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products or services to address the needs of DoubleClick's prospective advertising, ad agency and Web publisher customers. As a result, it is possible that new competitors may emerge and rapidly acquire significant market share. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share. DoubleClick cannot assure you that it will be able to compete successfully or that competitive pressures will not materially and adversely affect its business, results of operations or financial condition.

DOUBLECLICK MAY NOT COMPETE SUCCESSFULLY WITH TRADITIONAL ADVERTISING MEDIA FOR ADVERTISING DOLLARS.

    Companies doing business on the Internet, including DoubleClick, must also compete with television, radio, cable and print (traditional advertising media) for a share of advertisers' total advertising budgets. Advertisers may be reluctant to devote a significant portion of their advertising budget to Internet advertising if they perceive the Internet to be a limited or ineffective advertising medium.

DOUBLECLICK'S REVENUE IS SUBJECT TO SEASONAL AND CYCLICAL FLUCTUATIONS.

    DoubleClick believes that its business is subject to seasonal fluctuations. Advertisers generally place fewer advertisements during the first and third calendar quarters of each year, which directly affects DoubleClick's DoubleClick Media and DoubleClick TechSolutions businesses, and the direct marketing industry generally mails substantially more marketing materials in the third calendar quarter, which directly affects DoubleClick's DoubleClick Data Services business. Further, Internet user traffic typically drops during the summer months, which reduces the amount of advertising to sell and deliver. Expenditures by advertisers and direct marketers tend to vary in cycles that reflect overall economic conditions as well as budgeting and buying patterns. DoubleClick's revenue could be materially reduced by a decline in the economic prospects of advertisers and direct marketers or in the economy in general, which could alter current or prospective advertisers' and direct marketers' spending priorities or budget cycles or extend DoubleClick's sales cycle.

    Due to the risks discussed in this section, you should not rely on quarter-to-quarter comparisons of DoubleClick's results of operations as an indication of future performance. It is possible that in some future periods DoubleClick's results of operations may be below the expectations of public market analysts and investors. In this event, the price of DoubleClick's common stock may fall.

DOUBLECLICK MAY NOT BE ABLE SUCCESSFULLY TO MAKE ACQUISITIONS OF OR INVESTMENTS IN OTHER COMPANIES.

    DoubleClick may acquire or make investments in other complementary businesses, products, services or technologies. From time to time DoubleClick has had discussions with other companies regarding its acquiring, or investing in, their businesses, products, services or technologies. DoubleClick cannot assure you that it will be able to identify other suitable acquisition or investment candidates. Even if DoubleClick does identify suitable candidates, DoubleClick cannot assure you that it will be able to make other acquisitions or investments on commercially acceptable terms. If DoubleClick buys a company, DoubleClick could have difficulty in integrating that company's personnel and operations. In addition, the key personnel of the acquired company may decide not to work for DoubleClick. If DoubleClick acquires different types of businesses, it could have difficulty in integrating the acquired products, services or technologies into its operations. These difficulties could disrupt its ongoing business, distract its management and employees, increase its expenses and adversely affect its results of operations due to accounting requirements such as amortization of goodwill. Furthermore, DoubleClick may incur debt or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to DoubleClick's existing stockholders.

DOUBLECLICK IS DEPENDENT ON KEY PERSONNEL AND ON EMPLOYEE RETENTION AND RECRUITING FOR ITS FUTURE SUCCESS.

    DoubleClick's future success depends to a significant extent on the continued service of its key technical, sales and senior management personnel. DoubleClick does not have employment agreements with most of these executives. The loss of the services of one or more of DoubleClick's key employees would likely materially and adversely affect its business, results of operations and financial condition. DoubleClick's future success also depends on its continuing to attract, retain and motivate highly skilled employees. Competition for employees in its industry is intense. DoubleClick may be unable to retain its key employees or attract, assimilate or retain other highly qualified employees in the future. DoubleClick has from time to time in the past experienced, and it expects to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications.

IF DOUBLECLICK FAILS TO ADEQUATELY PROTECT ITS INTELLECTUAL PROPERTY OR FACES A CLAIM OF INTELLECTUAL PROPERTY INFRINGEMENT BY A THIRD PARTY, IT COULD LOSE ITS INTELLECTUAL PROPERTY RIGHTS OR BE LIABLE FOR DAMAGES.

    DoubleClick's success and ability to effectively compete are substantially dependent on the protection of its internally developed technologies and its trademarks, which it protects through a combination of patent, copyright, trade secret, unfair competition and trademark law as well as contractual agreements. In September 1999, the U.S. Patent Office issued to DoubleClick a patent that covers the DART technology. DoubleClick has also filed patent applications for some of its other technology.

    DoubleClick also has rights in the trademarks that it uses to market its solutions. These trademarks include DOUBLECLICK, DART and ABACUS. DoubleClick has applied to register its trademarks in the United States and internationally. DoubleClick has received registrations for the marks DOUBLECLICK, DART and ABACUS, among others. DoubleClick cannot assure you that any of its current or future patent applications or trademark applications will be approved. Even if they are approved, these patents or trademarks may be successfully challenged by others or invalidated. If DoubleClick's trademark registrations are not approved because third parties own these trademarks, DoubleClick's use of these trademarks will be restricted unless it enters into arrangements with these parties which may be unavailable on commercially reasonable terms, if at all. In addition, DoubleClick has licensed, and may license in the future, DoubleClick's trademarks, trade dress and similar proprietary rights to third parties. While it endeavors to ensure that the quality of its brands are maintained by its licensees, its licensees may take actions that could materially and adversely affect the value of its proprietary rights and reputation.

    In order to secure and protect its proprietary rights, DoubleClick generally enters into confidentiality, proprietary rights and license agreements, as appropriate, with its employees, consultants and business partners, and generally controls access to and distribution of its technologies, documentation and other proprietary information. Despite these efforts, DoubleClick cannot be certain that the steps it takes to prevent unauthorized use of its proprietary rights are sufficient to prevent misappropriation of its solutions or technologies, particularly in foreign countries where laws or law enforcement practices may not protect its proprietary rights as fully as in the United States. In addition, DoubleClick cannot assure you that the courts will adequately enforce contractual arrangements which it has entered into to protect its proprietary technologies.

    DoubleClick cannot assure you that any of its proprietary rights will be viable or of value in the future since the validity, enforceability and scope of protection of certain proprietary rights in Internet-related industries are uncertain and still evolving. Furthermore, third parties may assert infringement claims against it. From time to time DoubleClick has been, and it expects to continue to be, subject to

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

claims in the ordinary course of its business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties by it or the Web publishers with Web sites in its DoubleClick networks. Such claims and any resultant litigation, should it occur, could subject DoubleClick to significant liability for damages, and it could be restricted from using its ad delivery technology or other intellectual property. Any claims or litigation from third parties may also result in limitations on its ability to use the intellectual property, including its ad delivery technology, which are the subject of such claims or litigation unless it enters into arrangements with the third parties responsible for such claims or litigation which may be unavailable on commercially reasonable terms, if at all. In addition, even if DoubleClick prevails, such litigation could be time-consuming and expensive to defend, and could result in the diversion of DoubleClick's time and attention, any of which could materially and adversely affect its business, results of operations and financial condition.


    DoubleClick filed a patent infringement suit against each of Sabela Media, Inc. and L90, Inc. in order to enforce its patent that covers the DART technology. 24/7 Media has acquired Sabela Media. In May 2000, 24/7 Media filed a patent infringement litigation suit against DoubleClick which alleged that DoubleClick infringes, and is inducing and contributing to the infringement of a patent owned by 24/7 Media. 24/7 Media sought damages in an unspecified amount, an injunction against infringement of the patent, and its attorneys fees and costs. In October 2000, DoubleClick, 24/7 Media and Sabela Media settled the patent litigation 24/7 Media initiated against DoubleClick and the patent litigation previously initiated against Sabela Media by DoubleClick. Consequently, both of these lawsuits have been dismissed with prejudice. As part of the settlement, 24/7 Media and DoubleClick granted each other certain rights in certain of their respective patents. Under the settlement agreement, no other terms of the settlement are permitted to be disclosed. Separately, L90 and DoubleClick have entered into definitive agreements pursuant to which they have settled the patent infringement lawsuit, including L90's related counterclaims, pending in federal district court in Manhattan. Under the definitive documents, the lawsuit was dismissed with prejudice, and DoubleClick and L90 each agreed to grant each other certain rights in certain of their respective patents. No other terms of the settlement were disclosed.


DOUBLECLICK'S RIGHT TO KEEP AND USE INFORMATION COLLECTED IN ITS DATABASES MAY BE CHALLENGED IN THE FUTURE, WHICH COULD ADVERSELY AFFECT DOUBLECLICK'S BUSINESS AND RESULTS OF OPERATIONS.

    DoubleClick collects and compiles information in databases for the product offerings of all its businesses. Individuals have claimed, and may claim in the future, that DoubleClick's collection of this information is illegal. Although DoubleClick believes that it has the right to use and compile the information in these databases, it cannot assure you that its ability to do so will remain lawful, that any trade secret, copyright or other intellectual property protection will be available for its databases, or that statutory protection that is or becomes available for databases will enhance its rights. In addition, others may claim rights to the information in DoubleClick's databases. Further, pursuant to its contracts with Web publishers using its solutions, DoubleClick is obligated to keep certain information regarding each Web publisher confidential and, therefore, may be restricted from further using that information in its businesses.

DOUBLECLICK MUST ADAPT TO TECHNOLOGY TRENDS AND EVOLVING INDUSTRY STANDARDS OR IT WILL NOT BE COMPETITIVE.

    The Internet and Internet advertising businesses are characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions, and changing customer demands. DoubleClick's future success will depend on its ability to adapt to rapidly changing technologies and to enhance existing solutions and develop and introduce a variety of new solutions and services to address its customers' changing demands. DoubleClick may experience difficulties that could delay or prevent the successful design, development, introduction or marketing of its solutions and services. In addition, DoubleClick's new solutions or enhancements must meet the requirements of its current and prospective customers and must achieve significant acceptance. Material delays in introducing new solutions and enhancements may cause customers to forego purchases of DoubleClick's solutions and purchase those of its competitors. DoubleClick's failure to successfully design, develop, test and introduce new services, or the failure of its recently introduced services to achieve acceptance,

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could prevent DoubleClick from maintaining existing client relationships, gaining new clients or expanding its business and could materially and adversely affect its business, financial condition and results of operations.

DOUBLECLICK'S BUSINESS COULD BE ADVERSELY AFFECTED IF IT FAILS SUCCESSFULLY TO EXPAND ITS INTERNATIONAL OPERATIONS AND SALES AND MARKETING EFFORTS.

    DoubleClick has operations in a number of countries. It intends to continue to expand its international operations and international sales and marketing efforts. To date, DoubleClick has limited experience in developing localized versions of its solutions and in marketing, selling and distributing its solutions internationally. DoubleClick has established its DoubleClick networks in Argentina, Australia, Brazil, Canada, France, Germany, Benelux (Belgium, the Netherlands and Luxembourg), Scandinavia (Sweden, Norway, Finland, and Denmark), Spain, the United Kingdom and Italy. In Asia (Taiwan, Singapore, Hong Kong and China), and under separate agreements in Japan and Korea, DoubleClick is working with its business partners to conduct operations, establish local networks, aggregate Web publishers and coordinate sales and marketing efforts. Its success in these markets is directly dependent on the success of its business partners and their dedication of sufficient resources to DoubleClick's relationship.

    DoubleClick's international operations are subject to other inherent risks, including:

     the impact of recessions in economies outside the United States;

     changes in regulatory requirements;

     more restrictive privacy regulation;

     reduced protection for intellectual property rights in some countries;

     potentially adverse tax consequences;

     difficulties and costs of staffing and managing foreign operations;

     political and economic instability;

     fluctuations in currency exchange rates; and

     seasonal fluctuations in Internet usage.

    These risks may materially and adversely affect DoubleClick's business, results of operations or financial condition.

DOUBLECLICK HAS INCURRED SIGNIFICANT DEBT OBLIGATIONS WHICH COULD HARM ITS BUSINESS.

    DoubleClick incurred $250 million of indebtedness in March 1999 from the sale of its 4.75% Convertible Subordinated Notes due 2006. DoubleClick's ratio of long-term debt to total equity was approximately 28.1% as of September 30, 2000. As a result of the sale of the notes, DoubleClick has substantially increased its principal and interest obligations. The degree to which DoubleClick is leveraged could materially and adversely affect its ability to obtain additional financing and could make it more vulnerable to industry downturns and competitive pressures. DoubleClick's ability to meet its debt service obligations will depend on its future performance, which will be subject to financial, business, and other factors affecting its operations, many of which are beyond its control.

IF DOUBLECLICK DOES NOT SUCCESSFULLY INTEGRATE ABACUS AND NETGRAVITY OR THE MERGERS' BENEFITS DO NOT MEET THE EXPECTATIONS OF FINANCIAL OR INDUSTRY ANALYSTS, THE MARKET PRICE FOR DOUBLECLICK'S COMMON STOCK MAY DECLINE.

    Last year, DoubleClick consummated mergers with Abacus and NetGravity with the expectations that these mergers would result in significant benefits. Prior to these acquisitions, DoubleClick had virtually no experience in Abacus' business and little direct experience with NetGravity's primary business model. Furthermore, Abacus' principal offices are located in Broomfield, Colorado while DoubleClick's principal offices are located in New York, New York; managing the business in a coordinated fashion, therefore, has required additional management resources. DoubleClick will need to continue to overcome these significant issues in order to realize any benefits or synergies from the mergers. DoubleClick's successful execution of these events involves considerable risk and may not be successful. The market price of DoubleClick common stock may be negatively impacted, and it may lose key personnel and customers as a result of its mergers if:

     DoubleClick does not successfully integrate operations and personnel of the businesses;

     DoubleClick does not achieve the perceived benefits of the mergers as rapidly or to the extent anticipated by financial or industry analysts; or

     the effect of the mergers on DoubleClick's financial results is not consistent with the expectations of financial or industry analysts.

IF DOUBLECLICK FAILS TO SUCCESSFULLY CROSS-MARKET THE PRODUCTS OF DOUBLECLICK MEDIA, DOUBLECLICK TECHSOLUTIONS AND DOUBLECLICK DATA SERVICES OR TO DEVELOP NEW PRODUCTS, DOUBLECLICK MAY NOT INCREASE OR MAINTAIN ITS CUSTOMER BASE OR ITS REVENUE.

    DoubleClick offers the respective products and services historically offered by DoubleClick, Abacus and NetGravity to its collective customers. DoubleClick cannot assure you that any company's customers will have any interest in the other companies' products and services. The failure of DoubleClick's cross-marketing efforts may diminish the benefits it realizes from these mergers. In addition, DoubleClick intends to develop new products and services that combine the knowledge and resources of DoubleClick Media, DoubleClick TechSolutions and DoubleClick Data Services. DoubleClick cannot assure you that these products or services will be developed or, if developed, will be successful or that it can successfully integrate or realize the anticipated benefits of these mergers. As a result, DoubleClick may not be able to increase or maintain its customer base. It cannot assure you that the transactions or other data in Abacus' database will be predictive or useful in other sales channels, including Internet advertising. DoubleClick cannot assure you that it will be able to overcome the obstacles in developing new products and services, or that there will be a demand for the new products or services developed by it after the mergers. An inability to overcome such obstacles or a failure of such demand to develop could materially and adversely affect DoubleClick's business, financial condition and results of operations or could result in loss of key personnel. In addition, the attention and effort devoted to the integration of the acquired companies will significantly divert management's attention from other important issues, and could seriously harm its business, financial condition and results of operations.

EFFECTS OF ANTI-TAKEOVER PROVISIONS COULD INHIBIT THE ACQUISITION OF
DOUBLECLICK.

    Some of the provisions of DoubleClick's certificate of incorporation, its bylaws and Delaware law could, together or separately:

     discourage potential acquisition proposals;

     delay or prevent a change in control;

     impede the ability of DoubleClick stockholders to change the composition of DoubleClick's board of directors in any one year; and

     limit the price that investors might be willing to pay in the future for shares of DoubleClick common stock.

DOUBLECLICK'S STOCK PRICE MAY EXPERIENCE EXTREME PRICE AND VOLUME FLUCTUATIONS.

    The market price of DoubleClick's common stock has fluctuated in the past and is likely to continue to be highly volatile and could be subject to wide fluctuations. In addition, the stock market has experienced extreme price and volume fluctuations. The market prices of the securities of Internet-related companies have been especially volatile. Investors may be unable to resell their shares of DoubleClick common stock at or above the purchase price.

IF DOUBLECLICK'S STOCK PRICE IS VOLATILE, DOUBLECLICK MAY BECOME SUBJECT TO SECURITIES LITIGATION WHICH IS EXPENSIVE AND COULD RESULT IN A DIVERSION OF RESOURCES.

    In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. Many companies in DoubleClick's industry have been subject to this type of litigation in the past. DoubleClick may also become involved in this type of litigation. Litigation is often expensive and diverts management's attention and resources, which could materially and adversely affect DoubleClick's business, financial condition and results of operations.

FUTURE SALES OF DOUBLECLICK COMMON STOCK MAY AFFECT THE MARKET PRICE OF ITS COMMON STOCK.

    As of September 30, 2000, DoubleClick had 122,866,435 shares of common stock outstanding, excluding 22,690,836 shares subject to options outstanding as of such date under its stock option plans that are exercisable at prices ranging from $0.03 to $184.35 per share. Additionally, certain holders of DoubleClick's common stock have registration rights with respect to their shares. DoubleClick intends to file one or more registration statements in compliance with these registration rights. DoubleClick cannot predict the effect, if any, that future sales of common stock or the availability of shares of common stock for future sale, will have on the market price of its common stock prevailing from time to time. Sales of substantial amounts of common stock (including shares included in such registration statements, issued upon the exercise of stock options or issued upon the conversion of DoubleClick's convertible subordinated notes), or the perception that such sales could occur, may materially and adversely affect prevailing market prices for its common stock.

                    RISKS RELATED TO DOUBLECLICK'S INDUSTRY

DOUBLECLICK'S BUSINESS MAY BE ADVERSELY AFFECTED IF DEMAND FOR INTERNET ADVERTISING FAILS TO GROW AS PREDICTED OR DIMINISHES.

    DoubleClick's future success is highly dependent on an increase in the use of the Internet as an advertising medium. The Internet advertising industry is new and rapidly evolving, and it cannot yet be compared with traditional advertising media to gauge its effectiveness. As a result, demand and acceptance for Internet advertising solutions is uncertain. Most of DoubleClick's current or potential advertising customers have little or no experience using the Internet for advertising purposes and they have allocated only a limited portion of their advertising budgets to Internet advertising. The adoption of Internet advertising, particularly by those entities that have historically relied upon traditional media for advertising, requires the acceptance of a new way of conducting business, exchanging information and advertising products and services. These customers may find Internet advertising to be less effective for promoting their products and services relative to traditional advertising media. In addition, most of DoubleClick's current and potential Web publisher customers have little experience in generating revenue from the sale of advertising space on their Web sites. DoubleClick cannot assure you that current or potential advertising customers will continue to allocate a portion of their advertising budget to Internet advertising or that the demand for Internet advertising will continue to develop to sufficiently support Internet advertising as a significant advertising medium. If the demand for Internet advertising develops more slowly than DoubleClick expects, then DoubleClick's business, results of operations and financial condition could be materially and adversely affected.

    There are currently no standards for the measurement of the effectiveness of Internet advertising, and standard measurements may need to be developed to support and promote Internet advertising as a significant advertising medium. DoubleClick's advertising customers may challenge or refuse to accept its or third-party measurements of advertisement delivery results, and its customers may not accept any errors in such measurements. In addition, the accuracy of database information used to target advertisements is essential to the effectiveness of Internet advertising that may be developed in the future. The information in DoubleClick's database, like any database, may contain inaccuracies which its customers may not accept.

    A significant portion of DoubleClick's revenue is derived from the delivery of advertisements placed on Web sites which are designed to contain the features and measuring capabilities requested by advertisers. If advertisers determine that those ads are ineffective or unattractive as an advertising medium or if DoubleClick is unable to deliver the features or measuring capabilities requested by advertisers, the long-term growth of its online advertising business could be limited and its revenue levels could decline. Also, there are 'filter' software programs that limit or prevent advertising from being delivered to a user's computer. The commercial viability of Internet advertising, and DoubleClick's business, results of operations and financial condition, would be materially and adversely affected by Web users' widespread adoption of this software.

CHANGES IN GOVERNMENT REGULATION COULD DECREASE DOUBLECLICK'S REVENUE AND INCREASE ITS COSTS.

    Laws and regulations directly applicable to Internet communications, commerce and advertising are becoming more prevalent, and new laws and regulations are under consideration by the United States Congress and state legislatures. Any legislation enacted or restrictions arising from current or future government investigations or policy could dampen the growth in use of the Internet generally and decrease the acceptance of the Internet as a communications, commercial and advertising medium. State governments or governments of foreign countries might attempt to regulate DoubleClick's transmissions or levy sales or other taxes relating to DoubleClick's activities. The European Union has enacted its own privacy regulations that may result in limits on the collection and use of certain user information by DoubleClick. The laws governing the Internet, however, remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet and Internet advertising. In addition, the growth and development of Internet commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business over the Internet. DoubleClick's business, results of operations and financial condition could be materially and adversely affected by the adoption or modification of laws or regulations relating to the Internet.

CHANGES IN LAWS RELATING TO DATA COLLECTION AND USE PRACTICES AND THE PRIVACY OF INTERNET USERS AND OTHER INDIVIDUALS COULD HARM DOUBLECLICK'S BUSINESS.

    The U.S. federal and various state governments have recently proposed limitations on the collection and use of information regarding Internet users. In October 1998, the European Union adopted a directive that may limit DoubleClick's collection and use of information regarding Internet users in Europe. At this stage, DoubleClick's DART technology targets advertising to users through the use of 'cookies' and other non-personally-identifying information, with the exception of advertising delivered to Web sites in Germany where DoubleClick does not currently set cookies. DoubleClick is developing new capabilities that would permit its DART technology to target users using anonymous online preference marketing techniques. The effectiveness of DoubleClick's DART technology could be limited by any regulation limiting the collection or use of information regarding Internet users. Since many of the proposed laws or regulations are just being developed, DoubleClick cannot yet determine the impact these regulations may have on its business.

    In addition, growing public concern about privacy and the collection, distribution and use of information about individuals has led to self-regulation of these practices by the Internet advertising and direct marketing industry and to increased federal and state regulation. The Network Advertising Initiative, or NAI, of which DoubleClick is a member along with other Internet advertising companies, has developed self-regulatory principles for online preference marketing. These principles were recently endorsed by the Federal Trade Commission and the Clinton Administration, and are in the process of being adopted by the NAI companies. The Direct Marketing Association, or DMA, the leading trade association of direct marketers, has adopted guidelines regarding the fair use of this information which it recommends participants, such as DoubleClick, through DoubleClick Data Services, in the direct marketing industry follow. DoubleClick is also subject to various federal and state regulations concerning the collection, distribution and use of information regarding individuals. These laws include the Federal Drivers Privacy Protection Act of 1994 and state laws which limit or preclude the use of voter registration and driver license information, as well as laws which govern the collection and release of consumer credit information. Although DoubleClick's compliance with the DMA's guidelines and applicable federal and state laws and regulations has not had a material adverse effect on it, DoubleClick cannot assure you that the DMA will not adopt additional, more burdensome guidelines or that additional, more burdensome federal or state laws or regulations, including antitrust and consumer privacy laws, will not be enacted or applied to it or its clients, which could materially and adversely affect the business, financial condition and results of operations of DoubleClick Data Services.

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CHANGING REQUIREMENTS FOR FAIR INFORMATION COLLECTION PRACTICES AND HEIGHTENED
SCRUTINY OF DOUBLECLICK'S PRODUCTS OR SERVICES COULD REQUIRE OR CAUSE CHANGES IN THE WAY IT CONDUCTS OR PLANS TO CONDUCT ITS BUSINESS.

    There has been public debate about how fair information collection practices should be formulated for the online and offline collection, distribution and use of information about a consumer. Some of the discussion has focused on the fair information collection practices that should apply when information about an individual that is collected in the offline environment is associated with information that is collected over the Internet about that individual. Following DoubleClick's announcement of the Abacus merger, DoubleClick has seen a heightened public discussion and speculation about the information collection practices that will be employed in the industry generally, and specifically by it.

    DoubleClick is working with industry groups, such as the NAI and the Online Privacy Alliance, to establish such standards with the U.S. government. Nonetheless, DoubleClick cannot assure you that it will be successful in establishing industry standards acceptable to the U.S. government or the various state governments, or that the standards it establishes will not require material changes to its business plans. DoubleClick also cannot assure you that its business plans, or any U.S. industry standards that are established, will either be acceptable to any non-U.S. government or conform to foreign legal and business practices. As a consequence of governmental legislation or regulation or enforcement efforts or evolving standards of fair information collection practices, DoubleClick may be required to make changes to its products or services in ways that could diminish the effectiveness of the product or service or its attractiveness to potential customers. In addition, given the heightened public discussion about consumer online privacy, DoubleClick cannot assure you that its products and business practices will gain market acceptance, even if they do conform to industry standards. Separately, computer users may also use software designed to filter or prevent the delivery of advertising to their computers. DoubleClick cannot assure you that the number of computer users who employ filtering software will not increase. In the case that one or more of these scenarios occur, DoubleClick's business, financial condition and results of operations could be materially and adversely affected.

DOUBLECLICK'S BUSINESS MAY SUFFER IF THE WEB INFRASTRUCTURE IS UNABLE TO EFFECTIVELY SUPPORT THE GROWTH IN DEMAND PLACED ON IT.

    DoubleClick's success will depend, in large part, upon the maintenance of the Web infrastructure, such as a reliable network backbone with the necessary speed, data capacity and security, and timely development of enabling products such as high speed modems, for providing reliable Web access and services and improved content. DoubleClick cannot assure you that the Web infrastructure will continue to effectively support the demands placed on it as the Web continues to experience increased numbers of users, frequency of use or increased bandwidth requirements of users. Even if the necessary infrastructure or technologies are developed, DoubleClick may have to spend considerable amounts to adapt its solutions accordingly. Furthermore, the Web has experienced a variety of outages and other delays due to damage to portions of its infrastructure. These outages and delays could impact the Web sites of Web publishers using DoubleClick's solutions and the level of user traffic on Web sites on its DoubleClick networks.

DOUBLECLICK DATA SERVICES IS DEPENDENT ON THE SUCCESS OF THE DIRECT MARKETING INDUSTRY FOR ITS FUTURE SUCCESS.

    The future success of DoubleClick Data Services is dependent in large part on the continued demand for its services from the direct marketing industry, including the catalog industry, as well as the continued willingness of catalog operators to contribute their data to DoubleClick. Most of its Data Services clients are large consumer merchandise catalogs operators in the United States. A significant downturn in the direct marketing industry generally, including the catalog industry, or withdrawal by a substantial number of catalog operators from the Abacus Alliance, would have a material adverse effect on DoubleClick's business, financial condition and results of operations. Many industry experts predict that electronic commerce, including the purchase of merchandise and the exchange of information via the Internet or other media, will increase significantly in the future. To the extent this increase occurs, companies which now rely on catalogs or other direct marketing avenues to market their products may reallocate resources toward these new direct marketing channels and away from catalog-related marketing or other direct marketing avenues, which could adversely affect demand for DoubleClick's Data Services. In addition, the effectiveness of direct mail as a marketing tool may decrease as a result of consumer saturation and increased consumer resistance to direct mail in general.

INCREASES IN POSTAL RATES AND PAPER PRICES COULD HARM DOUBLECLICK DATA SERVICES.

    The direct marketing activities of DoubleClick's Abacus Alliance clients are adversely affected by postal rate increases, especially increases that are imposed without sufficient advance notice to allow adjustments to be made to marketing budgets. Higher postal rates may result in fewer mailings of direct marketing materials, with a corresponding decline in the need for some of the direct marketing services offered by DoubleClick. Increased postal rates can also lead to pressure from DoubleClick's clients to reduce its prices for its services in order to offset any postal rate increase. Higher paper prices may also cause catalog companies to conduct fewer or smaller mailings which could cause a corresponding decline in the need for DoubleClick's services. DoubleClick's clients may aggressively seek price reductions for its services to offset any increased materials cost. Any of these occurrences could materially and adversely affect the business, financial condition and results of operations of DoubleClick's Abacus business.

RISKS RELATED TO @PLAN

    In addition to the risks relating to the merger and DoubleClick discussed above, @plan is subject to its own specific risks relating to its business model, strategy and the legal, regulatory and business environment, including those set forth below.

                    RISKS RELATING TO @PLAN AND ITS BUSINESS

BECAUSE @PLAN HAS A LIMITED OPERATING HISTORY, IT IS DIFFICULT TO EVALUATE ITS BUSINESS AND PROSPECTS.

    @plan was incorporated in May 1996 and has a limited operating history. As a result, it faces many risks and difficulties frequently encountered by early stage companies in new and rapidly evolving markets, including the Internet advertising and electronic commerce markets. These risks include its ability to:

     sustain revenue growth rates;

     manage its expanding operations;

     compete with companies that have longer operating histories, greater name recognition and greater financial resources; and

     expand its current client base.

    @plan also depends on the growing use of the Internet for advertising, commerce and communication, and on general economic conditions. @plan cannot assure you that its business strategy will be successful or that it will successfully address these risks.

@PLAN HAS A HISTORY OF LOSSES AND ANTICIPATES CONTINUED LOSSES.

    To date, @plan has not made a profit. @plan incurred net losses of approximately $661,000 during its inception period from May 29, 1996 through December 31, 1996, $2.8 million in 1997, $1.9 million in 1998, $2.1 million in 1999, $1.3 million for the nine months ended September 30, 1999, and $3.4 million for the nine months ended September 30, 2000. As of September 30, 2000, its accumulated deficit was $12.1 million. @plan expects to continue incurring significant operating and net losses through at least 2000 and, as a result, will need to generate significant revenues to achieve and maintain profitability. Although its revenues have grown in recent quarters, @plan cannot assure you that it will achieve sufficient revenues for profitability. Even if it does achieve profitability, @plan cannot assure you that it can sustain or increase profitability on a quarterly or annual basis in the future. Its results of operations and financial condition will be harmed if revenues grow more slowly than it anticipates, or if operating expenses exceed its expectations and cannot be adjusted accordingly.

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

@PLAN DEPENDS ON SUBSCRIPTION RENEWALS BY ITS CLIENTS AND A DECREASE IN ITS CURRENT RATE OF RENEWAL COULD CAUSE A DECLINE IN ITS REVENUE.

    @plan derives all of its revenues from subscriptions to its systems. Because it has a limited operating history, @plan's subscription renewal rate is based on a limited number of contracts and it is not sure that it will continue to experience its current rate of subscription renewal. If its renewal rate declines, its results of operations and financial condition could be harmed. @plan's subscription renewal rates may decline as a result of a consolidation in its client base, the emergence of direct competition or if a significant number of its clients cease operations.

@PLAN'S BUSINESS WILL BE HARMED IF ITS RELATIONSHIP WITH THE GALLUP ORGANIZATION IS TERMINATED.

    The methodology for the collection of data, the generation of a sample population to be surveyed and the collection of data from that sample population for @plan's Web user database, its U.S. population database and its merchandising vertical system are controlled and conducted by Gallup. @plan cannot be sure that Gallup will continue to provide it services in a manner that allows it to execute its business strategy. If @plan's agreements with Gallup terminate for any reason, @plan will need to find another firm to perform its research data collection services. This could harm its business by delaying its ability to update its database and introduce new products.

IF GALLUP EXPERIENCES PROBLEMS WITH THE TIMELY COLLECTION, PROCESSING, STORING OR DELIVERY OF ACCURATE DATA, @PLAN MAY LOSE CREDIBILITY WITH ITS CLIENTS.

    The data that comprises @plan's exclusively owned databases is collected and statistically processed by Gallup and delivered to @plan on a quarterly basis. Gallup could experience problems with, or make errors in, collecting, processing, storing or delivering the data. In addition, Gallup could experience problems with computer systems that process and store the data. These problems could result in inaccuracies or in delays in delivery or loss of the data from Gallup. These inaccuracies, delays or losses could cause @plan to lose credibility with its clients or breach some client contracts which could cause it to lose clients and could harm its business.

@PLAN HAS EXPERIENCED SIGNIFICANT GROWTH IN ITS BUSINESS IN RECENT PERIODS AND ANY INABILITY TO MANAGE THIS GROWTH AND ANY FUTURE GROWTH COULD HARM ITS BUSINESS.

    @plan's business has grown and it expects continued growth as it adds new products and hires new employees. This growth has placed, and its anticipated future growth in operations will continue to place, a strain on @plan's management systems and resources. @plan cannot assure you that its management team will be able to efficiently or successfully manage its growth. In addition, @plan will need to hire additional financial and operations personnel. @plan expects that it will need to continue to improve its financial and managerial controls and reporting systems and procedures, and it will need to continue to expand, train and manage its workforce.

IF @PLAN IS UNABLE TO ATTRACT AND RETAIN SALES AND CLIENT SERVICE PERSONNEL OR UNABLE TO ADEQUATELY TRAIN ITS SALES PERSONNEL IN A TIMELY MANNER, ITS BUSINESS AND FUTURE REVENUE GROWTH WOULD BE HARMED.

    @plan's business would be harmed if it is unable to attract, retain and motivate highly qualified, experienced sales and client service personnel. @plan needs to hire additional sales and client service personnel to achieve its growth objectives. Competition for these individuals is intense. Even if @plan is able to hire additional sales personnel, it typically takes months of training before they are fully productive. @plan may be unable to attract, train and retain an adequate number of individuals to meet its sales and client service objectives.

@PLAN'S BUSINESS AND FUTURE REVENUE GROWTH MAY SUFFER IF IT IS NOT SUCCESSFUL AT DEVELOPING AND INTRODUCING NEW PRODUCTS.

    @plan's future growth depends in part on its ability to offer new products and services on a timely and cost-effective basis. @plan's business may suffer if it fails to develop and introduce new products or if its new products are not accepted by the market or are accepted at a slower rate than it anticipates. In

December 1998, @plan introduced the @plan Kepler E-Business System for online retailers and consumer brand marketers. In March 2000, @plan launched its first highly targeted vertical system focusing on the automotive, travel and merchandising e-commerce sector. In addition, @plan plans on launching additional vertical systems covering additional vertical e-commerce sectors. There are many costs and risks associated with developing and introducing these and other new products, including:

     significant market research data collection and software development costs;

     need for additional sales, client service and other personnel;

     diversion of management attention and resources; and

     the lack of acceptance of new products in the marketplace.

    @plan cannot assure you that it will be successful in developing and introducing new products.

@PLAN'S FUTURE REVENUES MAY BE UNPREDICTABLE AND ITS QUARTERLY RESULTS ARE EXPECTED TO FLUCTUATE.

    @plan's operating results have varied on a quarterly basis and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside @plan's control. Due to these fluctuations, it is likely that in some future quarters @plan's operating results will fall below the expectations of securities analysts and investors, which could cause the price of its common stock to drop. Factors that may affect @plan's quarterly operating results include:

     market acceptance of the Web as an advertising medium;

     the development of the electronic commerce market;

     market acceptance of its products;

     the amount and timing of operating costs and capital expenditures relating to the expansion of its business, including those related to its development of highly targeted vertical market research and planning systems;

     variations in product or client mix, as pricing may vary based on the volume and type of subscriptions being sold to a client;

     its ability to expand its client base and retain current clients;

     new competitors;

     general economic conditions as well as economic conditions specific to the Internet;

     its ability to attract, train and retain qualified sales and other personnel;

     technical difficulties or service interruptions; and

     the magnitude and timing of strategic pricing changes, marketing decisions or acquisitions.

    @plan's limited operating history and the emerging nature of its business make prediction of future revenues difficult. @plan's expense levels are based, in part, on its expectations with regard to future revenues, and to a large extent its expenses are fixed, particularly in the short term. @plan cannot assure you that it will be able to predict its future revenues accurately and it may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in its expectations could cause significant declines in its quarterly operating results.

    Due to all the foregoing factors, @plan's quarterly revenues and operating results are difficult to forecast. @plan believes that its quarterly revenues, expenses and operating results could vary significantly in the future, and that period-to-period comparisons should not be relied upon as indicators of future performance.

@PLAN MAY EXPERIENCE CLIENT DISSATISFACTION OR BE EXPOSED TO LIABILITY FOR SUPPLYING INACCURATE INFORMATION TO ITS CLIENTS.

    @plan's data may contain inaccuracies as a result of data collection or software errors, among other reasons. Its clients may become dissatisfied with its systems, or @plan may face liability if it supplies inaccurate information. Any client dissatisfaction with its data would hinder its ability to attract new clients and retain existing clients. If @plan faces liability for supplying inaccurate data, its business may suffer.

@PLAN'S REPUTATION AND THE ATTRACTIVENESS OF ITS SYSTEMS COULD BE IMPAIRED BY A FAILURE OF ITS COMPUTING SYSTEMS OR A FAILURE OF THE COMPUTING SYSTEMS OF ITS INTERNET SERVICE PROVIDER.

    The performance of @plan's server and networking hardware and software infrastructure is critical to its business, reputation and ability to attract and retain clients. Any system failure that causes an interruption in service or a decrease in responsiveness of its processing or data storage capabilities could impair its reputation and the attractiveness of its products. @plan entered into an agreement with UUNet for its Internet connectivity. Any interruption in the service that UUNet provides, or any failure of UUNet to handle higher volumes of Internet users, would harm @plan's business.

    Despite precautions taken by @plan and its Internet service provider, the occurrence of natural disasters or other unanticipated problems at its or their facilities could result in interruption in the availability of @plan's systems or significant damage to its equipment. Even though @plan has implemented network security measures, its servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering. The occurrence of any of these events could result in interruptions, delays, the loss or corruption of its data or cessations in the availability of its systems, which could harm its business and reputation.

@PLAN'S SYSTEM CAPACITY CONSTRAINTS COULD RESULT IN CLIENT DISSATISFACTION OR A LOSS OF CLIENTS.

    @plan has in the past experienced system capacity constraints. An increase in the number of @plan's clients, the addition of new products or spikes in client demand, either unexpected or in connection with new data releases, could strain the capacity of its computer systems in the future, which could lead to slower response time or system failures. @plan's business could be harmed by system failures or slowdowns that reduce the speed and responsiveness of its data processing and diminish the experience for its clients. @plan faces risks related to its ability to scale up to its expected client levels while maintaining superior performance. @plan may need to purchase additional servers to maintain adequate data processing speeds.

@PLAN FACES COMPETITION FROM MORE ESTABLISHED PROVIDERS OF INTERNET MARKET RESEARCH TOOLS THAT COULD CAUSE A LOSS OF CLIENTS OR CAUSE IT TO REDUCE THE PRICES IT CAN CHARGE TO ITS CLIENTS.

    @plan's business, namely providing market research tools for Internet advertisers, advertising agencies, Web publishers, online retailers and consumer brand marketers, is new and rapidly evolving. Competition for clients is intense and is expected to increase in the future as existing competitors develop new solutions, potential competitors emerge and the industry consolidates. @plan cannot assure you that it will be able to compete successfully or that competitive pressures will not harm its business. @plan believes that its ability to compete depends upon many factors both within and beyond its control, including the following:

     the timing and acceptance of new products and enhancements to existing products developed either by @plan or its competitors;

     its client service and support efforts;

     its sales and marketing efforts; and

     the ease of use, performance, price and reliability of products developed either by @plan or its competitors.

    Most of @plan's competitors have longer operating histories, greater name recognition, larger client bases and significantly greater financial, technical and marketing resources than it does. This may allow them to respond more quickly than @plan can to new or emerging technologies and changes in client requirements. It may also allow them to devote greater resources than @plan can to the development, promotion and sale of their products and services. These competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential employees, strategic partners, advertisers and Web publishers. @plan cannot assure you that its current and potential competitors will not develop products or services that are of equal or superior quality to its products or services or that achieve greater acceptance or that may be offered at lower prices. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products or services to address the needs of @plan's prospective customers. It is possible that new competitors may emerge and rapidly acquire significant market share. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, all of which will harm @plan's business.

ANY FAILURE BY @PLAN TO PROTECT ITS INTELLECTUAL PROPERTY COULD HARM ITS BUSINESS AND COMPETITIVE POSITION.

    @plan's success and its competitive position are dependent on its internally developed methods, technologies and trademarks which it generally protects through a combination of copyright, trademark and trade secrecy laws, confidentiality agreements with third parties and license agreements with consultants, vendors and customers. Despite these protections, a third party could, without authorization, copy or otherwise take information from its database. @plan's agreements with employees, consultants and others who participate in development activities could be breached. @plan may not have adequate remedies for any breach, and its trade secrets may otherwise become known or independently developed by competitors. @plan has filed applications for several trademarks in the United States, one of which has been approved. @plan cannot assure you that any of its other trademark applications will be approved. Even if these applications are approved, the trademarks may be successfully challenged by others or invalidated.

                       RISKS RELATED TO @PLAN'S INDUSTRY

@PLAN WILL LOSE CLIENTS OR FAIL TO ATTRACT NEW CLIENTS IF THE INTERNET DOES NOT CONTINUE TO DEVELOP AS AN ADVERTISING MEDIUM.

    @plan's future success depends on an increase in the use of the Internet as an advertising medium. @plan would lose clients or fail to attract new clients if the market for Internet advertising fails to develop or develops more slowly than expected. The Internet advertising business is new and rapidly evolving, and it cannot yet be compared with traditional advertising media to gauge its effectiveness and value to advertisers. As a result, demand and market acceptance for @plan's systems is uncertain. Many of its current or potential clients have little or no experience using the Internet for advertising purposes, and they have allocated only a limited portion of their advertising budgets to Internet advertising. The adoption of Internet advertising, particularly by those entities that have historically relied upon traditional media for advertising, requires accepting a new way of conducting business, exchanging information and advertising products and services. Clients may find that Internet advertising is less effective for promoting their products and services relative to traditional advertising media. In addition, most of @plan's current and potential Web publisher clients have little or no experience in generating revenues from the sale of advertising space on their Web sites.

THE INTERNET MARKET RESEARCH INDUSTRY IS NEW AND CHANGING QUICKLY AND @PLAN'S SYSTEMS MAY NOT BE ACCEPTED BY ITS EXISTING AND FUTURE CLIENTS.

    To date, no industry consensus has emerged as to what information tools will be essential to buying and selling Internet advertising as well as to the development of electronic commerce. @plan's existing and future clients may challenge or refuse to accept the market research information that its systems provide. @plan's clients may not be satisfied with its methodology for data collection or may feel that its databases do not represent Internet users. @plan's clients might turn to other current or future providers of market research systems.

THE FAILURE OF INDUSTRY INITIATIVES TO SUPPORT @PLAN'S METHODOLOGIES OR THEIR ENDORSEMENT OF OTHER METHODOLOGIES MAY RESULT IN A DECLINE IN SALES OF SUBSCRIPTIONS FOR @PLAN'S SYSTEMS.

    Key industry organizations, including the Internet Advertising Bureau, the Media Ratings Council, the Advertising Research Foundation and FAST Forward, have begun initiatives focusing on standards for Internet market research and audience measurement. To the extent that some or all of these trade groups do not support @plan's methodologies or endorse other methodologies, @plan's business and financial condition could be harmed.

TECHNOLOGICAL CHANGE MAY RENDER @PLAN'S SYSTEMS OBSOLETE.

    The Internet, Internet advertising and electronic commerce businesses are characterized by rapidly changing technologies, evolving industry standards, frequent new product and service introductions, and changing client demands. @plan's systems may be rendered obsolete by these developments. @plan's future success depends on its ability to adapt to rapidly changing technologies, to enhance its existing products and to develop and introduce a variety of new products to address its clients' changing needs. @plan may experience difficulties that could delay or prevent the successful design, development, introduction or marketing of its products. In addition, its new products or enhancements must meet the requirements of its current and prospective clients and must achieve significant market acceptance. Delays in introducing new products and enhancements may cause clients to forego purchases of its products and purchase those of its competitors.



         FORWARD-LOOKING STATEMENTS IN THIS PROXY STATEMENT/PROSPECTUS

    This proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus contain forward-looking statements within the 'safe harbor' provisions of the Private Securities Litigation Reform Act of 1995 with respect to DoubleClick's and @plan's financial conditions, results of operations and businesses and the expected impact of the merger on DoubleClick and @plan. Words such as 'anticipates,' 'expects,' 'intends,' 'plans,' 'believes,' 'seeks,' 'estimates,' and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. In evaluating the merger, you should carefully consider the discussion of risks and uncertainties in the immediately preceding section entitled 'Risk Factors,' those set forth under 'The Merger -- Background of the Merger,' 'The Merger -- @plan's Reasons for the Merger; Recommendation of @plan's Board of Directors' and 'The Merger -- Opinion of @plan's Financial Advisor,' and in the information incorporated by reference into this proxy statement/prospectus and included elsewhere in this proxy statement/prospectus.

    Accordingly, you should not place undue reliance on forward-looking statements, which speak only as of the date of this proxy statement/prospectus, or, in the case of documents incorporated by reference, the date of those documents.

    All subsequent written and oral forward-looking statements attributable to DoubleClick or @plan or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Neither DoubleClick nor @plan assumes any obligation to update any such forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus.

                       THE SPECIAL SHAREHOLDERS' MEETING

GENERAL


    We are furnishing this proxy statement/prospectus to holders of @plan common stock in connection with the solicitation of proxies by @plan's board of directors for use at @plan's special shareholders' meeting to be held on February 2, 2001, and any adjournment or postponement of that meeting.



    This proxy statement/prospectus is first being mailed to @plan shareholders on or about December 22, 2000. This proxy statement/prospectus is also being furnished to @plan's shareholders as a prospectus in connection with the possible issuance by DoubleClick of shares of DoubleClick common stock as contemplated by the amended and restated merger agreement.


DATE, TIME AND PLACE


    @plan's special shareholders' meeting will be held on February 2, 2001 at 10:00 a.m., local time, at The Westin Stamford Hotel, 1 First Stamford Place, Stamford, Connecticut 06902.


MATTERS TO BE CONSIDERED AT THE SPECIAL SHAREHOLDERS' MEETING

    At the @plan special shareholders' meeting and any adjournment or postponement of the special shareholders' meeting, @plan shareholders will be asked:

     to consider and vote upon the approval of the amended and restated merger agreement;

     to grant @plan's board of directors discretionary authority to adjourn the special shareholders' meeting to solicit additional votes for approval of the amended and restated merger agreement; and

     to transact such other business as may properly come before the special shareholders' meeting.

RECORD DATE


    @plan's board of directors has fixed the close of business on December 19, 2000, as the record date for determination of @plan's shareholders entitled to notice of and to vote at the special shareholders' meeting.


VOTING OF PROXIES

    @plan requests that its shareholders complete, date and sign the accompanying proxy and promptly return it in the accompanying envelope or otherwise mail it to @plan. Brokers holding shares in 'street name' may vote the shares only if the shareholder provides instructions on how to vote. Brokers will provide instructions to beneficial owners on how to direct the broker to vote the shares. All properly executed proxies that @plan receives prior to the vote at the special shareholders' meeting, and that are not revoked, will be voted in accordance with the instructions indicated on the proxies or, if no direction is indicated, to approve the amended and restated merger agreement. @plan's board of directors does not currently intend to bring any other business before the special shareholders' meeting and @plan's board of directors is not aware of any other matters to be brought before the special shareholders' meeting. If other business properly comes before the special shareholders' meeting, the proxies will be voted in accordance with the judgment of the proxyholders.

    A shareholder may revoke his or her proxy at any time prior to its use:

     by delivering to the Secretary of @plan a signed notice of revocation or a later-dated, signed proxy; or

     by attending the special shareholders' meeting and voting in person.

    Attendance at the special shareholders' meeting does not in itself constitute the revocation of a proxy.

VOTE REQUIRED


    As of the close of business on December 19, 2000, there were 11,332,770 shares of @plan common stock outstanding and entitled to vote. The holders of a majority of the outstanding shares of @plan common stock outstanding as of the close of business on December 19, 2000 must approve the amended and restated merger agreement. @plan shareholders have one vote per share of @plan common stock owned on the record date.



    As of December 19, 2000, directors and executive officers of @plan and their affiliates beneficially owned an aggregate of 8,279,000 shares of @plan common stock (exclusive of any shares issuable upon the exercise of options or warrants) or approximately 73.1% of the shares of @plan common stock outstanding on such date. Pursuant to shareholder agreements in the form attached as Appendix B (and shareholder letters in the form attached as Appendix C), @plan shareholders have agreed to vote 5,509,100 shares of @plan common stock (or approximately 48.6% of @plan's common stock outstanding as of December 19, 2000) for approval of the merger agreement. As of December 19, 2000, directors and executive officers of DoubleClick did not own any shares of @plan common stock. See 'The Merger -- Interests of Certain Persons in the Merger.'


QUORUM; ABSTENTIONS AND BROKER NON-VOTES

    The required quorum for the transaction of business at the @plan special shareholders' meeting is a majority of the shares of @plan common stock issued and outstanding on the record date. Abstentions and broker non-votes each will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum. Because approval of the amended and restated merger agreement requires the affirmative vote of a majority of the outstanding shares of @plan common stock entitled to vote, abstentions and broker non-votes will have the same effect as votes against approval of the amended and restated merger agreement. In addition, the failure of an @plan shareholder to return a proxy or otherwise vote will have the effect of a vote against approval of the amended and restated merger agreement. Brokers holding shares for beneficial owners cannot vote on the actions proposed in this proxy statement/prospectus without the owners' specific instructions. Accordingly, @plan shareholders are urged to return the enclosed proxy card marked to indicate their vote.

SOLICITATION OF PROXIES AND EXPENSES

    In addition to solicitation by mail, the directors, officers and employees of @plan may solicit proxies from @plan's shareholders by telephone, facsimile or in person. No additional compensation will be paid to directors, officers or employees of @plan for any solicitations. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in sending proxy materials to beneficial owners. The expenses of soliciting proxies, including expenses related to the printing and mailing of this proxy statement/prospectus, are being shared equally by DoubleClick and @plan.

                                   THE MERGER

    This section of the proxy statement/prospectus describes material aspects of the proposed merger. While we believe that the description covers the material terms of the merger and the related transactions, this summary may not contain all of the information that is important to you. @plan shareholders should read the entire amended and restated merger agreement and the other documents we refer to carefully and in their entirety for a more complete understanding of the merger.

BACKGROUND OF THE MERGER

    In the fourth quarter of 1999, the board of directors of @plan began discussing the effects of the lack of institutional interest in companies with a market capitalization similar to @plan's, the lack of significant trading volume in @plan's common stock, the limited number of investment banking firms that provided research reports on @plan and the inability of significant shareholders to sell all or a portion of their @plan holdings without having a negative impact on @plan's trading values. The @plan board of directors believed that each of these factors had a significant impact on the market price of @plan's common stock. During the first half of 2000, the @plan board of directors continued to discuss these factors and began to consider various strategic alternatives to increase shareholder value. On June 15, 2000, @plan issued a press release announcing that it had retained Veronis, Suhler as its investment banker and financial advisor to advise the @plan board of directors regarding possible strategic alternatives for @plan, including a possible sale of all or part of @plan, to maximize shareholder value. The @plan board of directors authorized Veronis, Suhler to solicit indications of interest from potential strategic acquirers. Veronis, Suhler contacted 42 potential interested parties.

    On June 23, 2000, Jennifer Haggerty, Director of Corporate Development at DoubleClick, contacted Veronis, Suhler via e-mail, expressing interest in @plan and requesting the Confidential Memorandum regarding @plan's business. Based on preliminary indications of interest, Veronis, Suhler sent confidentiality agreements to 14 potential acquirers, including DoubleClick.

    On July 19, 2000, following review of the materials received from Veronis, Suhler and following discussions with other members of senior management at DoubleClick, Ms. Haggerty and Hal Greenberg, a Managing Director of Veronis, Suhler, executed a confidentiality agreement regarding @plan. Veronis, Suhler received signed confidentiality agreements from an additional 11 companies, and sent materials to these 12 parties, including DoubleClick.

    From June 29, 2000 to August 15, 2000, Mark Wright, @plan's Chairman and Chief Executive Officer, held initial meetings with representatives of seven potential bidders to provide them with more information about @plan's business. Following these initial meetings, Veronis, Suhler requested preliminary indications of interest from each of the interested parties with respect to each purchaser's valuation of @plan, proposed structure of a transaction and source of financing.

    On August 3, 2000, Greg Ellis, DoubleClick's Vice President and General Manager of Research, Ms. Haggerty and other representatives of DoubleClick met with Mr. Wright and Nancy Lazaros, @plan's Senior Vice President, Chief Financial Officer and Secretary, to discuss the operations and business strategies of their respective companies and to make a preliminary assessment as to the benefits of a business combination between DoubleClick and @plan.

    On August 10, 2000, DoubleClick submitted a non-binding indication of interest to Veronis, Suhler to acquire @plan. In addition to DoubleClick's non-binding indication of interest, @plan received preliminary indications of interest from three other interested parties. These four interested parties and three others requested further due diligence with respect to @plan, and @plan and its representatives established times for each of the interested parties and their representatives to conduct a more intensive due diligence investigation.

    On August 16, 2000, Ms. Haggerty discussed DoubleClick's non-binding indication of interest with Mr. Greenberg. It was determined between the parties that this non-binding indication of interest was sufficient to enable DoubleClick to proceed with additional due diligence on @plan.

    On August 17, 2000, Ms. Haggerty and Steven Cohn, an analyst in the Corporate Development Group of DoubleClick, performed data room due diligence on @plan at the offices of Veronis, Suhler.

    On August 18, 2000, Ms. Haggerty and Mr. Cohn had a telephone conversation with Ms. Lazaros and Mr. Greenberg regarding financial and accounting due diligence issues.

    Following numerous meetings between the seven parties and @plan, including meetings with @plan's senior management, three of the seven parties indicated to Veronis, Suhler that they were not interested in pursuing a business combination with @plan.

    On August 22, 2000, Veronis, Suhler sent letters to the remaining interested parties requesting that such parties submit a final written offer for the acquisition of @plan by September 8, 2000.

    On August 24, 2000, Mr. Cohn and other representatives of DoubleClick visited @plan's corporate headquarters in Stamford, Connecticut. They met with @plan management and discussed specific information regarding @plan's business.

    On August 28, 2000, Mr. Ellis and other representatives of DoubleClick visited @plan's headquarters. They met with @plan's management and continued the discussion regarding @plan's business.


    On August 31, 2000, Mr. Wright, Susan Russo, Executive Vice President of @plan, Ms. Lazaros and representatives of Veronis, Suhler visited DoubleClick's headquarters in New York City to meet with Kevin O'Connor, Chairman of the Board of DoubleClick, Kevin Ryan, Chief Executive Officer of DoubleClick, Jeffrey Epstein, Executive Vice President of DoubleClick, Wenda Millard, then Executive Vice President, General Manager/Network of DoubleClick, and Messrs. Ellis and Cohn, to further discuss the benefits of a business combination. Also on August 31, 2000, Messrs. Epstein and Cohn, discussed with Mr. Greenberg of Veronis, Suhler the structure of the bidding process.


    On September 6, 2000, Mr. Ryan, Mr. Epstein, Ms. Haggerty and Mr. Cohn presented the acquisition of @plan to the DoubleClick board of directors. At this meeting, the DoubleClick board of directors authorized management to submit a second non-binding indication of interest to acquire all of the outstanding equity of @plan.

    On September 7, 2000, representatives of DoubleClick and Brobeck, Phleger & Harrison LLP, DoubleClick's legal counsel, conducted due diligence at @plan's headquarters.

    On September 8, 2000, DoubleClick submitted its second non-binding indication of interest to Veronis, Suhler to acquire @plan.

    By September 12, 2000, @plan had received responses from three of the four parties contacted, including from DoubleClick. The non-binding indication of interest from DoubleClick proposed merger consideration of $8.50 per share of @plan common stock, of which up to 25% could be paid in cash at the election of @plan's shareholders and the balance of which would be paid in DoubleClick common stock. The other proposals were for a value less than that offered by DoubleClick.

    On September 13, 2000, the board of directors of @plan met to discuss the proposals received by Veronis, Suhler. After discussions with @plan's financial and legal advisors, the board of directors of @plan authorized Veronis, Suhler to continue discussing the terms of the proposals with all the bidders in an effort to increase the value to be received by @plan's shareholders. Also on September 13, 2000, Ms. Haggerty reviewed the status of DoubleClick's second non-binding indication of interest with Mr. Greenberg.

    On September 14, 2000, Ms. Haggerty discussed with Mr. Greenberg the key management issues relating to a potential transaction with @plan. Subsequently, Ms. Haggerty received a letter from Mr. Greenberg providing detail on those key management issues.

    On September 15, 2000, DoubleClick and @plan entered into a mutual confidentiality agreement. Later that day, Mr. Ryan, Stephen Collins, Chief Financial Officer of DoubleClick, Elizabeth Wang, General Counsel of DoubleClick, Mr. Ellis, Ms. Haggerty, Mr. Cohn and a representative from Brobeck, Phleger & Harrison met with the board of directors of @plan and a representative from Bass, Berry & Sims PLC, @plan's legal counsel, to discuss DoubleClick's business and the strategic fit of DoubleClick and @plan. At this meeting, the parties discussed, among other things, the purchase price for the proposed transaction. @plan's board of directors indicated that it would support a deal valued at $10 per share. After further negotiations, DoubleClick increased its offer from $8.50 per share to $9.25 per share, with 20% payable in cash and 80% payable in DoubleClick common stock, subject to satisfactory resolution of discussions with @plan's management concerning employment with DoubleClick following the merger. DoubleClick also requested that @plan agree to negotiate with DoubleClick on an exclusive basis. After DoubleClick's presentation, the board of directors of @plan met and discussed DoubleClick's revised proposal. The board of directors of @plan agreed to accept the $9.25 per share price subject to satisfactory negotiation of the terms and conditions of the merger agreement. In addition, @plan agreed to negotiate a business combination with DoubleClick exclusively until 9:30 a.m., September 25, 2000, unless DoubleClick terminated negotiations earlier.

    Between September 15 and September 24, 2000, representatives of DoubleClick and @plan continued their business, legal and financial due diligence inspections and held numerous discussions with each other, and their respective financial and legal advisors regarding various business, financial, operational (including privacy issues) and technical issues involved in combining the companies.

    On September 19, 2000, Brobeck, Phleger & Harrison delivered an initial draft of the original merger agreement to @plan. DoubleClick requested a collar mechanism to limit the number of shares that DoubleClick could be required to issue to @plan shareholders with respect to the stock portion of the merger consideration. Representatives of @plan and representatives of DoubleClick negotiated the terms of the original merger agreement, including price protection with respect to the stock portion of the merger consideration, from September 19, 2000 until September 24, 2000. Throughout this period, Mr. Wright and @plan's legal and financial advisors informed members of the board of directors of @plan of the status of these negotiations and consulted with them on issues raised in these negotiations.

    On September 22, 2000, Messrs. Ryan, Epstein, Ellis and Cohn and Mmes. Haggerty and Wang discussed the proposed transaction at a meeting of DoubleClick's board of directors. DoubleClick's board of directors engaged in a full discussion of the terms of the proposed merger, including the strategic benefits of the combination, financial and legal analyses, the terms and conditions of the proposed original merger agreement and the analyses and opinion of DoubleClick's management. Following the discussion, the DoubleClick board of directors approved the terms of the original merger, including the issuance of DoubleClick common stock in the original merger, and authorized management to continue to negotiate the final terms of the original merger agreement and related agreements, including any necessary amendments thereto on terms, taken as a whole, that are no less favorable to DoubleClick.

    DoubleClick indicated to @plan that it wanted to condition the closing of the merger on the effectiveness of agreements with certain members of @plan's senior management with respect to their affiliation with @plan following the merger. In order to eliminate this as a condition to closing, the @plan board of directors authorized Messrs. Wright and Spangenberg and Mmes. Russo and Lazaros to engage in negotiations with DoubleClick with respect to these agreements, and on September 24, 2000, each of them entered into agreements with DoubleClick, to become effective upon consummation of the merger.

    On September 24, 2000, the board of directors of @plan met to consider the original merger agreement and transactions contemplated thereby. Members of @plan senior management and representatives of Bass, Berry & Sims and Veronis, Suhler made presentations to the board of directors of @plan and discussed their views of various aspects of the merger proposed by the original merger agreement. At the meeting, Veronis, Suhler presented its financial analysis of the proposed transactions and delivered its opinion, which opinion has been superceded and withdrawn in its entirety, to the board of directors of @plan to the effect that as of such date the merger consideration provided for in the original merger agreement was fair from a financial point of view to @plan. After a full discussion, the board of directors of @plan, by the unanimous vote of all directors, resolved that the merger contemplated by the original merger agreement was fair to, and in the best interests of, @plan and its shareholders, adopted the original merger agreement and resolved to recommend that the shareholders of @plan vote to approve the original merger agreement.


    The original merger agreement and related transaction documents were signed by the parties on the evening of September 24, 2000. DoubleClick and @plan jointly announced the agreement to merge on the morning of September 25, 2000.

    Following the announcement of the original merger agreement, DoubleClick, @plan and their respective advisors commenced preparation of the proxy statement/prospectus. During this time period, technology stocks in general suffered a broad decline, including stocks of companies whose revenues are dependent on Internet advertising. During this period, the price of DoubleClick common stock declined from $37.50 on September 22, 2000 to below $23.87, the level at which, under the original merger agreement and, assuming that the price remained below that level for purposes of valuing DoubleClick common stock under the original merger agreement, DoubleClick could invoke the collar mechanism and limit the amount of shares it would issue, thereby triggering @plan's right to terminate the merger.



    On October 25, 2000, Mr. Epstein, Mmes. Wang and Haggerty, together with representatives of Brobeck, Phleger & Harrison, spoke via teleconference with Messrs. Wright and Greenberg, and representatives of Bass, Berry & Sims. During that teleconference, Mr. Wright informed DoubleClick that, if DoubleClick invoked the collar mechanism and the price of DoubleClick common stock was unchanged from then-current levels, it would be likely that @plan would elect to terminate the original merger agreement and the proposed merger. DoubleClick, @plan and their respective advisors agreed that under the circumstances they would be willing to consider a mutually acceptable alternative merger structure.


    On October 31, 2000, the board of directors of @plan met to discuss what actions had been taken since the October 25, 2000 teleconference and their various options for proceeding. After discussion with @plan's financial and legal advisors, the board of directors of @plan directed Mr. Greenberg to contact representatives of DoubleClick and request that they present a revised proposal by November 1, 2000. The board of directors of @plan also authorized Mr. Greenberg to propose an offer of $8.50 in cash per share of @plan common stock.


    On October 31, 2000, Ms. Haggerty sent a letter to @plan describing terms of an alternative transaction pursuant to which @plan shareholders would receive per share merger consideration of 0.40 of a share of DoubleClick common stock (valued in accordance with the original merger agreement), with minimum per share consideration of $6.80 and maximum per share consideration of $8.00. Under this proposal, DoubleClick would have the right to elect to pay the consideration either in all cash or in a combination of cash and shares of DoubleClick common stock, which combination would be determined by DoubleClick. Under the proposed terms, in the event that DoubleClick paid the merger consideration in a combination of DoubleClick common stock and cash, the merger would be intended to qualify as a tax-free reorganization for federal income tax purposes.


    On November 1, 2000, Mr. Greenberg, on behalf of @plan, sent a letter to DoubleClick proposing an all cash transaction at $8.50 per share of @plan common stock.

    On November 2, 2000, Mr. Greenberg spoke with Ms. Haggerty and Mr. Epstein and explained that @plan did not desire to proceed with an alternate transaction in which the merger consideration fluctuated in a price range solely dependent on the price of DoubleClick common stock, as outlined in Ms. Haggerty's letter of October 31, 2000. DoubleClick then proposed an alternative transaction pursuant to which @plan shareholders would receive merger consideration of $7.40 per share of @plan common stock with between 20% and 50% of the merger consideration to be paid in cash and the remainder in shares of DoubleClick common stock, or 100% to be paid in cash, at DoubleClick's election.


    On November 6, 2000, the board of directors of @plan met to discuss DoubleClick's November 2, 2000 proposal. After discussion with @plan's financial and legal advisors, the board of directors of @plan authorized Mr. Greenberg to propose to DoubleClick a transaction with merger consideration of $8.00 per share of @plan common stock, with between 20% and 50% of the merger consideration to be paid in cash and the remainder in shares of DoubleClick common stock, or 100% to be paid in cash, at DoubleClick's election.


    On November 8, 2000, Brobeck, Phleger & Harrison delivered an initial draft of the amended and restated merger agreement and the shareholder letters to @plan. Representatives of @plan and representatives of DoubleClick negotiated the terms of the amended and restated merger agreement during the period from November 8, 2000 through November 16, 2000, including the mechanism to value the DoubleClick common stock payable in the merger, and the time at which DoubleClick would make the elections as to the specific composition of the merger consideration contemplated by the amended and restated merger agreement.

    On November 15, 2000, the board of directors of @plan met to consider various terms of the proposed transaction. Mr. Wright provided the board with an update of the amended and restated merger agreement negotiations. The board authorized Mr. Greenberg to propose that the DoubleClick common stock be valued using a 10-day trading average ending on the business day prior to the closing date.

    On November 17, 2000, the board of directors of @plan met to consider the amended and restated merger agreement and the transactions contemplated thereby. Members of @plan senior management and representatives of Bass, Berry & Sims and Veronis, Suhler made presentations to the board of directors of @plan and discussed their views and analyses of various aspects of the merger proposed in the amended and restated merger agreement. Veronis, Suhler delivered its oral opinion, subsequently confirmed in writing, to the board of directors of @plan to the effect that as of such date the merger consideration to be received by the @plan shareholders pursuant to the amended and restated merger agreement is fair from a financial point of view to such holders. See ' -- Opinion of @plan's Financial Advisor.' The board of directors of @plan reviewed drafts of the amended and restated merger agreement and related agreements, and posed questions to @plan's senior management and representatives of Veronis, Suhler and Bass, Berry & Sims as to the terms of the transaction. The board of directors of @plan further reviewed and considered, among other things, the matters described under ' -- @plan's Reasons for the Merger; Recommendation of @plan's Board of Directors.' After a full discussion, the board of directors of @plan, by the unanimous vote of all directors, resolved that the merger contemplated by the amended and restated merger agreement is fair to and in the best interest of @plan and its shareholders, adopted the amended and restated merger agreement and resolved to recommend that the shareholders of @plan vote to approve the amended and restated merger agreement.

    The amended and restated merger agreement and related transaction documents were signed by the parties during the late afternoon of November 17, 2000, after which DoubleClick and @plan jointly announced the amended and restated merger agreement.

DOUBLECLICK'S REASONS FOR THE MERGER

    DoubleClick's board of directors unanimously concluded that the merger was fair to, and in the best interest of, DoubleClick and its stockholders.

    The decision of the board of directors was based on several potential benefits of the merger that it believes will contribute to DoubleClick's success. These potential benefits include:


     the strategic benefits of @plan as a platform acquisition to build the DoubleClick research business;


     U.S. percentage of revenue in the global research market;

     the potential for international expansion;

     the value of the @plan brand;

     the quality and loyalty of the @plan customer base;


     the unmet needs of the @plan (existing and potential) customer base;


     competition;

     the talent of @plan employees; and

     the ability of DoubleClick to enhance @plan's products and services with added features.

    The DoubleClick board of directors reviewed a number of factors in evaluating the merger, including, but not limited to, the following:

     information concerning DoubleClick's and @plan's respective businesses, prospects, strategic business plans, financial performance and condition, results of operations, technology positions, research methodology, management and competitive positions;

     the due diligence investigation conducted by DoubleClick's management and legal advisors;

     DoubleClick management's view of the positive results of combining the operations and businesses of DoubleClick and @plan;

     the current financial market conditions and historical stock market prices, volatility and trading information;

     the impact of the merger on DoubleClick's customers and employees; and

     the expectation that the merger will be accounted for as a purchase.

    During the course of its deliberations concerning the merger, the DoubleClick board of directors also identified and considered a variety of potentially negative factors that could materialize as a result of the merger, including the following:

     the risk that the potential benefits sought in the merger might not be fully realized;

     the possibility that the merger might not be completed;

     risks related to retaining key @plan employees;

     the effect of the public announcement of the merger on @plan's business, including its employees and customers; and

     the risks associated with obtaining the necessary approvals required to complete the merger.

    The DoubleClick board of directors concluded that these factors were outweighed by the potential benefits to be gained by the merger. In view of the wide variety of factors, both positive and negative, considered by the DoubleClick board of directors, the DoubleClick directors did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors discussed above.

    DoubleClick's decision to enter into the amended and restated merger agreement was based on a number of factors, including the fact that the overall merger consideration payable by DoubleClick decreased by $1.25 per @plan share (assuming DoubleClick did not invoke the collar mechanic pursuant to the original merger agreement), the elimination of one of @plan's termination rights and the fact that DoubleClick could pay the merger consideration in a combination of cash and DoubleClick common stock or all cash, at its election. DoubleClick did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered in entering into the amended and restated merger agreement.

@PLAN'S REASONS FOR THE MERGER; RECOMMENDATION OF @PLAN'S BOARD OF DIRECTORS

    In reaching its determination that the amended and restated merger agreement and the merger are fair to, and in the best interests of, @plan's shareholders, and in recommending to the shareholders that they vote to approve the amended and restated merger agreement, @plan's board of directors consulted with its financial and legal advisors and considered the following factors:

     The board's review of possible alternatives to the merger with DoubleClick, including potential business combinations and strategic alliances with other companies. Based on a variety of factors, including presentations by Veronis, Suhler as to various valuation matters and the factors relating to @plan's alternatives, the @plan board of directors concluded that none of the alternatives considered was reasonably likely to provide greater value to @plan shareholders than the merger with DoubleClick;

     The fact that the merger consideration represents a premium over the average closing prices per share of @plan common stock for the one, five and ten trading days ending on November 16, 2000, the last trading day before announcement of the signing of the amended and restated merger agreement, and on September 22, 2000, the last trading day before the announcement of the signing of the original merger agreement;

     The fact that DoubleClick's market capitalization and the trading volume of its common stock would provide @plan's shareholders with the liquidity necessary to dispose of their DoubleClick common stock to be received in the merger, if desired;

     The fact that @plan issued a press release announcing that it had hired a financial advisor and was considering various strategic alternatives; the fact that Veronis, Suhler, on behalf of @plan, contacted a substantial number of potential bidders in a process designed to elicit third-party proposals to acquire @plan; and the fact that the participants in this process were afforded ample opportunity to submit proposals to @plan;

     The @plan board's belief that the merger consideration was fair relative to its own assessment of @plan's current and expected future financial condition, earnings, business opportunities, strategies and competitive position;

     The @plan board's belief that DoubleClick would provide the best strategic fit for @plan, allowing @plan to expand and improve its product line and providing DoubleClick with a foundation to build an independent research division;

     The fact that 50-80% of the merger consideration may be payable in DoubleClick common stock, which would provide @plan shareholders the potential for long-term appreciation in DoubleClick common stock, while at the same time providing some immediate liquidity through the cash portion of the merger consideration;

     The financial presentation made by Veronis, Suhler, including its opinion dated November 17, 2000, that as of that date, the consideration to be received by @plan's shareholders in the merger was fair from a financial point of view. See ' -- Opinion of @plan's Financial Advisor';

     The reduction in stock trading prices of small-cap companies generally, and @plan in particular, and the volatility in @plan's industry and the market generally;

     The negotiations subsequent to the execution of the original merger agreement between representatives of @plan and DoubleClick, including the fact that the negotiations resulted in an increase in the per share merger consideration from 0.40 of a share of DoubleClick common stock (with minimum per share consideration of $6.80 and maximum per share consideration of $8.00) to $8.00;

     The terms and conditions of the amended and restated merger agreement, including provisions designed to ensure that the board of directors could fulfill its fiduciary duties if presented with an acquisition proposal that is more favorable to @plan's shareholders than the merger. In particular, the @plan board of directors considered that the amended and restated merger agreement: (i) permits the @plan board of directors, if required to fulfill its fiduciary duties, to provide information to and engage in negotiations with third parties who have made an unsolicited proposal to acquire @plan, to modify or withdraw its recommendation of the merger and to terminate the amended and restated merger agreement in order to pursue a more favorable transaction and (ii) contains a termination fee and expense reimbursement obligations that the @plan board of directors does not believe will discourage competing third-party offers to acquire @plan;

     The experience and success DoubleClick has had in structuring and completing transactions similar to the merger and DoubleClick's financial ability to complete the merger; and

     In the event that DoubleClick elects to pay the merger consideration in a combination of cash and DoubleClick common stock, the tax-free nature of the transaction to @plan's shareholders with respect to the receipt of DoubleClick common stock and the fact that the cash portion of the merger consideration will generally receive capital gains tax treatment.

    The @plan board believed that each of the above factors generally supported its determination and recommendation. The @plan board did, however, consider the following potentially negative factors in its deliberations concerning the merger:

     The fact that @plan's common shares closed at a trading price above $8.00 per share on 82 trading days in 2000 and 155 trading days in 1999, including a high closing price of $20.875 per share on July 14, 1999;

     The risk that the benefits sought to be achieved in the merger will not be realized;

     The fact that in the event that DoubleClick elects to pay the merger consideration entirely in cash, the merger will be a taxable transaction to @plan shareholders;

     The volatility of the price of DoubleClick common stock in the past and the likelihood that it would continue, both before and after the completion of the merger, to be volatile;

     The risk that the merger might not be consummated;

     The inherent challenges to combining the business of @plan with DoubleClick and the attendant risk that management resources may be diverted from other strategic opportunities and operational matters for the period of time required to consummate the merger; and

     The other risks connected with the merger and with the business of DoubleClick described in 'Risk Factors'.

    The preceding discussion is not intended to be exhaustive, but includes all the material factors considered by the @plan board in making its determination. In view of the variety of factors considered in connection with its evaluation of the amended and restated merger agreement and the proposed merger, the @plan board did not quantify or otherwise attempt to assign relative weights to the specific factors it considered. In addition, individual members of the @plan board may have given different weight to different factors and therefore may have viewed some of the factors more positively or negatively than others.

    Following the meeting of the @plan board of directors on November 17, 2000, the @plan board unanimously adopted the amended and restated merger agreement and approved the merger. Accordingly, the @plan board unanimously recommends that @plan shareholders vote 'FOR' the approval of the amended and restated merger agreement.

OPINION OF @PLAN'S FINANCIAL ADVISOR

    Under an engagement letter dated May 17, 2000, @plan engaged Veronis, Suhler to render an opinion as to the fairness of the merger consideration, from a financial point of view, to holders of shares of @plan common stock.

    On November 17, 2000 at a meeting of the @plan board of directors held to evaluate the terms of the merger contemplated by the proposed amended and restated merger agreement, Veronis, Suhler delivered to the @plan board its oral opinion, subsequently confirmed in writing, that, as of November 17, 2000, and based on the assumptions made, the matters considered and the limitations on the review undertaken described in the opinion, the merger consideration was fair from a financial point of view to holders of shares of @plan common stock. No limitations were imposed by DoubleClick or the @plan board on Veronis, Suhler with respect to the investigations made or procedures followed by it in furnishing its opinion. The merger consideration was determined through negotiations between the managements of @plan and DoubleClick. Although Veronis, Suhler did assist the management of @plan in those negotiations, it was not asked by, and did not recommend to @plan that any specific merger consideration constituted the appropriate merger consideration for the merger. Veronis, Suhler also assisted @plan's management in the negotiations leading to an agreement on principal structural terms of the merger.

    The full text of the Veronis, Suhler opinion, which sets forth, among other things, assumptions made, matters considered and limitations on the review undertaken, is attached as Appendix D and is incorporated into this proxy statement/prospectus by reference. Veronis, Suhler prepared its opinion for the benefit and use of the @plan board of directors in its consideration of the merger; the opinion does not constitute a recommendation to @plan shareholders as to how they should vote or take any other action with respect to the merger. Veronis, Suhler has consented to the use of its opinion in this proxy statement/prospectus. We urge @plan shareholders to read the opinion in its entirety.

    THE VERONIS, SUHLER OPINION DATED NOVEMBER 17, 2000 SUPERCEDES IN ITS ENTIRETY ITS PRIOR OPINION DATED SEPTEMBER 24, 2000 RENDERED IN RESPECT OF THE MERGER UNDER THE TERMS CONTEMPLATED BY THE ORIGINAL MERGER AGREEMENT. SUCH PRIOR OPINION HAS BEEN WITHDRAWN AND MAY NOT BE USED OR RELIED UPON BY ANY PERSON FOR ANY PURPOSE.

    The Veronis, Suhler opinion does not address:

     the relative merits of the merger and the other business strategies that the @plan board of directors has considered or may be considering; or

     the underlying business decision of the @plan board of directors to proceed with the merger.

    The summary of the Veronis, Suhler opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

    In preparing their opinion, Veronis, Suhler, among other things:

     reviewed publicly available financial statements and other business and financial information of @plan and DoubleClick;

     reviewed internal financial statements and other financial and operating data about @plan prepared by the management of @plan;

     reviewed financial forecasts and other forward-looking financial information relating to @plan and DoubleClick prepared by the management of @plan and by external research analysts for DoubleClick;

     held discussions with the managements of @plan and DoubleClick concerning the businesses, past and current operations, financial condition and future prospects of @plan and DoubleClick, independently and combined, cost savings and other synergies that are expected to result from the merger, and @plan and DoubleClick management's views of the strategic rationale for the merger;

     reviewed the financial terms and conditions in the amended and restated merger agreement;

     reviewed the stock price and trading history of @plan and DoubleClick;

     compared the financial performance of @plan and DoubleClick and the prices and trading activity of @plan common stock and DoubleClick common stock with that of other publicly traded companies comparable with @plan and DoubleClick;

     compared the financial terms of the merger with the financial terms, to the extent publicly available, of other transactions it deemed relevant;

     prepared a discounted cash flow analysis of @plan;

     participated in discussions and negotiations among representatives of @plan and DoubleClick and their financial and legal advisors; and

     made other studies and inquiries, and reviewed other data, as it deemed relevant.

    In its review and analysis, and in arriving at its opinion, Veronis, Suhler assumed and relied upon the accuracy and completeness of all of the financial and other information provided to it (including information furnished to it orally or otherwise discussed with it by management of @plan and DoubleClick) or publicly available and neither attempted to verify, nor assumed responsibility for verifying, any of this information.

    With respect to the financial forecasts and projections (and the underlying assumptions and bases, including synergies related to the merger) for @plan that Veronis, Suhler reviewed, upon the advice of the management of @plan, Veronis, Suhler assumed that these forecasts and projections:

     had been reasonably prepared in good faith on the basis of reasonable assumptions;

     reflected the best available estimates and judgments as to the future financial condition and performance of @plan; and

     will be realized in the amounts and in the time periods estimated.

    In addition, Veronis, Suhler assumed that:

     the merger will be consummated upon the terms set forth in the amended and restated merger agreement without material alteration, including, among other things, that the merger will be accounted for as a purchase in accordance with U.S. generally accepted accounting principles consistently applied;

     in the event that DoubleClick elects to pay the merger consideration in a combination of cash and DoubleClick common stock, the merger will be treated as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended; and

     the historical financial statements of @plan and DoubleClick reviewed by it had been prepared and fairly presented in accordance with U.S. generally accepted accounting principles consistently applied.

    Veronis, Suhler relied as to all legal matters relevant to rendering its opinion on the advice of its counsel.

    Although developments following the date of the Veronis, Suhler opinion may affect the opinion, Veronis, Suhler assumed no obligation to update, revise or reaffirm its opinion. The Veronis, Suhler opinion is necessarily based upon market, economic and other conditions as in effect on, and information made available to Veronis, Suhler as of, the date of the Veronis, Suhler opinion. It should be understood that subsequent developments may affect the conclusion expressed in the Veronis, Suhler opinion and that Veronis, Suhler disclaims any undertaking or obligation to advise any person of any change in any matter affecting the opinion which may come or be brought to its attention after the date of the opinion. The Veronis, Suhler opinion is limited to the fairness, from a financial point of view and as of the date thereof, of the merger consideration to shareholders of @plan (other than DoubleClick or any of its affiliates). Veronis, Suhler does not express any opinion as to:

     the value of any employee agreement or other arrangement entered into in connection with the merger;

     any tax or other consequences that might result from the merger; or

     what the value of DoubleClick common stock will be when issued to @plan's shareholders in the merger or the price at which the shares of DoubleClick common stock that are issued in the merger may be traded in the future.

    The following is a summary of the material financial analyses performed by Veronis, Suhler in connection with rendering its opinion. The summary of the financial analyses is not a complete description of all of the analyses performed by Veronis, Suhler. Some of the information in this section is presented in a tabular form. IN ORDER TO BETTER UNDERSTAND THE FINANCIAL ANALYSES PERFORMED BY VERONIS, SUHLER, THESE TABLES MUST BE READ TOGETHER WITH THE TEXT OF EACH SUMMARY. THE VERONIS, SUHLER OPINION IS BASED UPON THE TOTALITY OF THE VARIOUS ANALYSES WHICH IT PERFORMED, AND VERONIS, SUHLER DID NOT ASSIGN ANY RELATIVE IMPORTANCE TO ANY PARTICULAR FINANCIAL ANALYSIS.

PREMIUM ANALYSIS

    Veronis, Suhler calculated the implied premium being paid in the merger based on the ratio of the $8.00 per share in value offered by DoubleClick to the market price of @plan's common stock during selected periods ending on November 17, 2000. Veronis, Suhler then compared this premium with premiums paid in comparable transactions as well as in transactions throughout all industries. The results are shown below:

                  ADVERTISING AND MARKET RESEARCH TRANSACTIONS

                                                        1 DAY       5 DAY        30 DAY
       ACQUIRER                    TARGET              PREMIUM     PREMIUM      PREMIUM
       --------                    ------              -------     -------      -------
    Media Metrix, Inc.  Jupiter Communications, Inc.     16.2%       11.9%        16.8%
    DoubleClick Inc.    NetGravity, Inc.                - 4.3%      - 1.4%        26.3%
    DoubleClick Inc.    Abacus Direct Corporation        25.1%       23.3%        20.8%
    DoubleClick Inc.    NetCreations, Inc.                6.8%       16.0%      - 21.7%
                                               Mean*     16.0%       17.1%        21.3%
                                             Median*     16.2%       16.0%        20.8%

----------------------------
*Excludes negative premiums
          ALL INDUSTRIES (TRANSACTIONS BETWEEN $100 MILLION AND $499.9 MILLION)

                                                                    5 DAY     TRANSACTIONS
                                                                  PREMIUM*     IN SAMPLE
                                                                  ---------    ---------
January-September 2000                                               40.9%          134
           1999                                                      33.2%          255
           1998                                                      28.4%          184

----------------------------
*Excludes negative premiums

                                                      1 DAY     5 DAY        30 DAY
                                                     PREMIUM   PREMIUM      PREMIUM
                                                     -------   -------      -------
Average closing share price of @plan                  $5.31     $5.46        $5.54
Implied merger premium for @plan                      50.6%     46.5%        44.3%

----------------------------
Sources: Mergerstat, Lexis-Nexis and Bloomberg

    The analysis of these premium calculations indicate that @plan's one, five and 30-day premiums are above advertising and market research selected comparable transaction premiums and within the defined premium range for all industry transactions between $100.0 million and $499.9 million. Veronis, Suhler noted in its analysis of the implied premium being paid in the merger that the one, five and 30-day premiums all were based on the market prices of @plan's common stock following the announcement of the original merger agreement on September 25, 2000, the terms of which likely affected the market prices for @plan common stock during those periods.

COMPARABLE COMPANIES ANALYSIS

    Using publicly available information, Veronis, Suhler analyzed, among other things, the equity value and trading multiples of selected publicly traded companies that have similar business and operating profiles to @plan, including:

    Jupiter Media Metrix, Inc.                   DoubleClick Inc.
    NetRatings, Inc.                             WebTrends Corporation
    Engage, Inc.

    Multiples compared by Veronis, Suhler included enterprise value (equity value plus debt, less cash) to estimated revenues for calendar year 2000. All multiples were based on closing stock prices as of November 17, 2000. Such analysis indicated a range of revenue multiples from 1.3x to 21.8x with a mean of 9.1x and a trim mean of 7.5x. The trim mean is calculated by removing the highest and lowest values and then computing the average of the remaining values.

    It is important to highlight that the enterprise value of @plan is small in comparison to the public comparables chosen for the purposes of this analysis. All of the comparables in this analysis possess enterprise values significantly higher than @plan, with Engage and DoubleClick maintaining much higher enterprise values. Historically, there is a positive correlation between larger enterprise values and higher revenue multiples.

    Applying the range of revenue multiples to the projected revenue of @plan results in a composite valuation based on public market data.

    The range of fair values for 100% of @plan implied by public market comparables is approximately $6.00 per share to $10.00 per share.

SELECTED TRANSACTION ANALYSIS

    Veronis, Suhler analyzed the implied transaction value multiples paid or proposed to be paid in selected acquisition transactions in the online advertising and market research industries. The selected transactions all took place approximately within the past year prior to the proposed transaction and have transaction values of $550 million or less. In analyzing these selected transactions, Veronis, Suhler compared the equity value in the transactions as a multiple of revenue for the preceding twelve months (LTM). The following table presents the selected transactions analyzed by Veronis, Suhler:

                            COMPARABLE TRANSACTIONS

  DATE    ACQUIRER                                  TARGET
  ----    --------                                  ------
10/02/00  DoubleClick                     NetCreations, Inc.
06/27/00  Media Metrix                    Jupiter Communications
03/23/00  IPSOS                           Angus Reid
03/14/00  Taylor Nelson Sofres plc        Competitive Media Reporting
12/22/99  GFK AG                          Custom Research Inc.
12/22/99  WPP Group                       Intelliquest Information
11/09/99  Cordiant Communications         Healthworld Corp.
11/09/99  Interpublic Group of Companies  Brands Hatch Leisure Plc.
10/08/99  Media Metrix Inc                AdRelevance
10/01/99  Omnicom Group                   MARC Inc.
07/13/99  DoubleClick                     NetGravity, Inc.

    The analysis of these selected transactions indicated that aggregate consideration as a multiple of LTM revenues ranged from a low of 0.9x to a high of 36.0x with a mean of 6.0x and a trim mean of 3.3x. Based on transactions from the past calendar year, with values of $550 million and below, Veronis, Suhler has determined the appropriate multiple range of 2.0x to 6.0x. Using this range as a basis, the range of share price values for 100% of @plan, employing @plan's trailing revenue figure of $10.4 million and comparable transaction multiples, is approximately $2.00 per share to $5.00 per share.

    No company, business or transaction compared in the comparable companies analysis or selected transaction analysis is identical to the proposed transaction between @plan and DoubleClick. Accordingly, an analysis of the results of the foregoing is not entirely mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition, public trading and other values of the comparable companies, selected transactions or the business segment, company or transactions to which they are being compared.

DISCOUNTED CASH FLOW ANALYSIS

    Veronis, Suhler performed a discounted cash flow analysis of the cash flows of @plan for calendar years 2001 through 2004 using projections produced by @plan's management. Veronis, Suhler first discounted the projected, free cash flows through December 31, 2004 using discount rates ranging from 28.3% to 31.3%. The discount rate range is based upon a weighted average cost of capital calculation of 30.3%. @plan's free cash flows were calculated as the after-tax operating earnings of @plan adjusted to add back non-cash expenses and deduct uses of cash not reflected in the income statement. The range of discount rates used reflect Veronis, Suhler's judgment as to the approximate weighted average cost of capital for @plan. Veronis, Suhler then added to the present value of the cash flows the terminal value of @plan at December 31, 2004, discounted back at the same discount rate to represent a present value. The terminal value was computed by multiplying the projected revenue for @plan in calendar year 2004 by terminal multiples ranging from 2.5x to 4.5x. The range of terminal multiples selected reflect Veronis,

Suhler's judgment as to an appropriate range of multiples at the end of the reference period, based upon its review of trading multiples for comparable companies.

    By taking into account sensitivities through changes in the revenue multiple applied to cash flow for determining the terminal value by increments of 0.5x revenue on either side of the base case, the range of fair values implied by this would be approximately $98.0 million to $127.3 million. This range implies a share price of between $7.00 per share and $10.00 per share.

OTHER FACTORS AND COMPARATIVE ANALYSES

    In rendering its opinion, Veronis, Suhler considered other factors and conducted other comparative analyses, including, among other things, a review of the history of trading prices and volume for DoubleClick common stock and @plan common stock for the period from September 24, 1999 to November 17, 2000.

    While the foregoing summary describes the analyses and factors that Veronis, Suhler deemed material in its presentation to the @plan board of directors, it is not a comprehensive description of all analyses and factors considered by Veronis, Suhler. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, this opinion is not readily susceptible to summary description. Veronis, Suhler believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, would create an incomplete view of the evaluation process underlying the Veronis, Suhler opinion. Several analytical methodologies were employed and no one method of analysis should be regarded as critical to the overall conclusion reached by Veronis, Suhler. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The conclusions reached by Veronis, Suhler are based on all analyses and factors taken as a whole and also on application of Veronis, Suhler's own experience and judgment. These conclusions may involve significant elements of subjective judgment and qualitative analysis. Veronis, Suhler therefore has given no opinion as to the value or merit standing alone of any one or more parts of the analysis it performed. In performing its analyses, Veronis, Suhler considered general economic, market and financial conditions and other matters, many of which are beyond the control of @plan and DoubleClick. The analyses performed by Veronis, Suhler are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by these analyses. Accordingly, analyses relating to the value of a business do not purport to be appraisals or to reflect the prices at which the business actually may be purchased. Furthermore, no opinion is being expressed as to the prices at which shares of DoubleClick common stock or @plan common stock may be traded at any future time.

    The engagement letter between Veronis, Suhler and @plan provides that, for its services, Veronis, Suhler is entitled to receive a transaction fee equal to 3.75% of the first $10.0 million of aggregate transaction value and 1.0% of each incremental $1.0 million of aggregate transaction value payable upon completion of the merger. @plan has also agreed to reimburse Veronis, Suhler for its out-of-pocket expenses, including legal fees, and to indemnify and hold harmless Veronis, Suhler and its affiliates and any director, employee or agent of Veronis, Suhler or any of its affiliates, or any person controlling Veronis, Suhler or its affiliates for losses, claims, damages, expenses and liabilities relating to or arising out of services provided by Veronis, Suhler as financial advisor to @plan. The terms of the fee arrangement with Veronis, Suhler, which @plan and Veronis, Suhler believe are customary in transactions of this nature, were negotiated at arm's length between @plan and Veronis, Suhler, and the @plan board was aware of these fee arrangements, including the fact that a significant portion of the fees payable to Veronis, Suhler is contingent upon completion of the merger.

    Veronis, Suhler was retained based on Veronis, Suhler's experience as a financial advisor in connection with mergers and acquisitions and in securities valuations generally, as well as Veronis, Suhler's familiarity with @plan.

    Veronis, Suhler is an internationally recognized investment banking firm. As part of its investment banking business, Veronis, Suhler is frequently engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

    In considering the recommendation of the @plan board, @plan shareholders should be aware that certain officers and directors of @plan have interests in the merger that differ from, or are in addition to, those of @plan shareholders generally. The @plan board was aware of these potential conflicts and considered them.


    As of December 19, 2000, options to purchase a total of 1,623,500 shares of @plan common stock, at exercise prices ranging from $0.89 to $14.00 per share were held by an aggregate of ten @plan directors and officers. Assuming the merger occurs on February 2, 2001, options held by these directors and officers to purchase 156,667 shares of @plan common stock, at an exercise price of $12.00 per share, will automatically vest in connection with the merger.


    Upon completion of the merger, the vesting under stock options held by certain of the officers and a director of @plan listed below will accelerate as follows:

                   NAME                      OPTIONS ACCELERATED
                   ----                      -------------------
Mark K. Wright.............................         43,333
Karl A. Spangenberg........................         40,000
Susan C. Russo.............................         36,667
Nancy A. Lazaros...........................         36,667

    DoubleClick has entered into employment agreements with Nancy Lazaros, @plan's Senior Vice President, Chief Financial Officer and Secretary, and Susan Russo, @plan's Executive Vice President. In addition, Mark K. Wright, @plan's Chairman and Chief Executive Officer, has entered into a consulting agreement with DoubleClick and Karl A. Spangenberg, @plan's President and Chief Operating Officer, has entered into a severance agreement with DoubleClick and @plan. None of these agreements will become effective until the consummation of the merger. Neither the consulting agreement with Mr. Wright nor the severance agreement with Mr. Spangenberg affect the severance arrangements each currently has with @plan pursuant to which, Mr. Wright will receive $540,000 at the closing and Mr. Spangenberg will receive $467,500 at the closing (or within a reasonable period of time after the closing). Further, the employment agreements with Mmes. Lazaros and Russo provide for severance payments of up to $249,750 and $297,000, respectively. See 'The Amended and Restated Merger Agreement and Related Agreements -- Related Agreements.'

    Because the number of shares of DoubleClick common stock outstanding is larger than the number of shares of @plan common stock outstanding, affiliates of @plan, including its officers and directors, may be allowed to sell or transfer a greater number of shares in a single transaction than would be possible prior to the merger pursuant to the volume restrictions of Rule 144 of the Securities Act.

    The amended and restated merger agreement provides that, from and after the effective time, DoubleClick will, and DoubleClick will cause @plan to, indemnify each person who is or was a director or officer of @plan or any of its subsidiaries, at or at any time prior to, the effective time of the merger against losses incurred as a result of actions or omissions (or alleged actions or omissions) occurring on or prior to the effective time of the merger. In addition, the amended and restated merger agreement provides that for a period of three years after the effective time, DoubleClick will maintain directors' and officers' liability insurance covering persons who are covered by @plan's directors' and officers' insurance policy, and will not modify Atlas Acquisition Corp.'s current Certificate of Incorporation, bylaws and contractual arrangements with respect to indemnification of directors, officers, employees or agents of @plan for a period of six years after the effective time. See 'The Amended and Restated Merger Agreement and Related Agreements -- Director and Officer Indemnification and Insurance.'

APPLICABLE WAITING PERIODS AND REGULATORY APPROVALS

    The merger is subject to U.S. antitrust laws. We have made the required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with the Department of Justice and the Federal

Trade Commission. On November 8, 2000, the federal government granted early termination of the applicable waiting period. The Department of Justice and the Federal Trade Commission, as well as a state antitrust authority or private person, may challenge the merger at any time before or after it is completed.

    Neither @plan nor DoubleClick is aware of any other material governmental or regulatory approval required for completion of the merger, other than compliance with applicable corporate laws of Delaware and Tennessee.

FEDERAL INCOME TAX CONSIDERATIONS

IF DOUBLECLICK ELECTS TO PAY THE MERGER CONSIDERATION ENTIRELY IN CASH.

    In the event that DoubleClick elects to pay the merger consideration entirely in cash, the exchange by the @plan shareholders of their @plan common stock for cash will be a taxable exchange for federal income tax purposes. As such, each @plan shareholder will recognize gain or loss measured by the difference between such shareholder's adjusted tax basis in each share of @plan stock exchanged and the cash received therefor. Assuming that the @plan shareholder held the @plan stock as a capital asset, the gain or loss recognized by the @plan shareholder will be capital gain or loss. If the @plan shareholder held the @plan stock for more than one year, any capital gain or loss recognized will be a long-term gain or loss.

IF DOUBLECLICK ELECTS TO PAY THE MERGER CONSIDERATION IN A COMBINATION OF CASH AND DOUBLECLICK COMMON STOCK.

    The following discussion describes the material federal income tax considerations relevant to the exchange of shares of @plan common stock for DoubleClick common stock that are generally applicable to holders of @plan common stock in the event that DoubleClick elects to pay the merger consideration in a combination of cash and DoubleClick common stock pursuant to the amended and restated merger agreement. This discussion is based on currently existing provisions of the Internal Revenue Code, existing and proposed United States Treasury Regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to @plan shareholders as described herein.

    @plan shareholders should be aware that this discussion does not deal with all federal income tax considerations that may be relevant to particular @plan shareholders in light of their particular circumstances, such as shareholders who:

     are financial institutions, dealers in securities, tax-exempt organizations, or insurance companies;

     are subject to the alternative minimum tax provisions of the Internal Revenue Code;

     are foreign persons;

     do not hold their @plan common stock as capital assets;

     acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions; or

     acquired their shares as part of an integrated investment such as a hedge, straddle or other risk reduction transaction.

    In addition, the following discussion does not address the tax consequences of the merger under foreign, state or local tax laws, the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the merger (whether or not any such transactions are undertaken in connection with the merger), including any transaction in which shares of @plan common stock are acquired or shares of DoubleClick common stock are disposed of, or the tax consequences of the assumption by DoubleClick of @plan stock options or warrants or the tax consequences of the receipt of rights to acquire DoubleClick common stock. ACCORDINGLY, @PLAN SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES.

    In the event DoubleClick elects to pay the merger consideration in a combination of cash and DoubleClick common stock, it will be a condition to the obligation of @plan to consummate the merger that the law firm of Bass, Berry & Sims PLC deliver to @plan an opinion to the effect that the merger will constitute a reorganization under Section 368(a) of the Internal Revenue Code. This opinion will be rendered on the basis of facts, representations and assumptions set forth or referred to in the opinion. In rendering this opinion, Bass, Berry & Sims PLC will require and rely upon factual representations contained in certificates of officers of @plan and DoubleClick. This opinion will neither bind the IRS or the courts, nor preclude the IRS or a court from adopting a contrary position. No ruling has been, or will be, sought from the IRS as to the United States federal income tax consequences of the merger. This condition shall be deemed satisfied if @plan is unable to obtain such an opinion and DoubleClick's counsel delivers an opinion to @plan to the same effect. This condition will not be waived without a resolicitation of consent by the shareholders of @plan.

    In addition, the tax opinion will assume and will be conditioned upon the following:

     the truth and accuracy of the statements, covenants, representations and warranties contained in the amended and restated merger agreement, in the tax representations received from DoubleClick, Atlas Acquisition Corp., and @plan and in all other instruments and documents related to the formation and operation of DoubleClick, Atlas Acquisition Corp., and @plan examined by and relied upon by Bass, Berry & Sims PLC in connection with their opinion;

     that original documents submitted to counsel are authentic, documents submitted to counsel as copies conform to the original documents, and that those documents have been or will be by the effective time duly and validly executed and delivered;

     that all covenants contained in the amended and restated merger agreement and the tax representations received from DoubleClick, Atlas Acquisition Corp., and @plan are performed without waiver or breach of any material provision;

     that the merger will be effected under applicable state law; and

     that any representation or statement made 'to the best of knowledge' or similarly qualified is correct without being qualified.

    Assuming the merger qualifies as a reorganization under Section 368(a) of the Internal Revenue Code, Bass, Berry & Sims PLC is of the opinion that the merger will result in the following federal income tax consequences to @plan shareholders:

     A holder of @plan common stock will recognize gain but not loss equal to the lesser of:

         the excess, if any, of the amount realized (i.e., the fair market value of the DoubleClick common stock plus the amount of cash received) over the holder's tax basis in the @plan common stock; or

         the amount of cash received (excluding cash received in lieu of fractional shares of DoubleClick common stock) in the merger.

     A holder of @plan stock who receives cash in lieu of a fractional share of DoubleClick common stock will be treated as having received the fractional share in the merger and having it redeemed by DoubleClick. A shareholder who holds his or her @plan common stock as a capital asset at the time of the merger generally will recognize capital gain or loss from the sale in an amount equal to the difference between the amount of cash received and the holder's tax basis allocable to the fractional share;

     The aggregate tax basis of the DoubleClick common stock received in the merger by an @plan shareholder will be the same as the aggregate tax basis of the @plan common stock surrendered in exchange for that DoubleClick common stock, reduced by the cash received (other than cash received in lieu of a fractional share) and by any tax basis allocable to any fractional share interest for which cash is received and increased by the amount of realized gain (other than gain realized with respect to any fractional share);

     The holding period of the DoubleClick common stock received in the merger by an @plan shareholder will include the period during which the shareholder held the @plan common stock surrendered in exchange for that DoubleClick common stock, so long as the @plan common stock is held as a capital asset by that stockholder at the time of the merger; and

     None of DoubleClick, Atlas Acquisition Corp. or @plan will recognize gain or loss solely as a result of the merger.

    Any gain recognized by an @plan shareholder will generally constitute capital gain if that stockholder held his or her @plan common stock as a capital asset at the time the merger becomes effective, and any capital gain will be a long-term capital gain if the holding period for those shares was greater than one year at the time the merger becomes effective. In the case of an individual, any long-term capital gain will be subject to a maximum federal income tax rate of 20%.

    A successful IRS challenge to the reorganization status of the merger would result in @plan shareholders recognizing taxable gain or loss with respect to each share of @plan common stock surrendered equal to the difference between each shareholder's basis in such share and the fair market value, as of the effective time of the merger, of the DoubleClick common stock and cash received in exchange therefor. In such event, a shareholder's aggregate basis in the DoubleClick common stock so received would equal its fair market value as of the date of completion of the merger, and the shareholder's holding period for such stock would begin the day after the merger.

    There are other tax-related issues that you should be aware of such as:

     Reporting Requirements. Each @plan shareholder that receives DoubleClick common stock in the merger will be required to file a statement with his or her federal income tax return providing his or her basis in the @plan stock surrendered and the fair market value of the DoubleClick common stock and any cash received in the merger, and to retain permanent records of these facts relating to the merger.

     Backup Withholding. Unless an exemption applies under applicable law and regulations, the exchange agent is required to withhold, and will withhold, 31% of any cash payments to an @plan shareholder in the merger unless the shareholder provides the appropriate form as described below. Each @plan shareholder should complete and sign the Substitute Form W-9 included as part of the letter of transmittal to be sent to each @plan shareholder, so as to provide the information, including the shareholder's taxpayer identification number, and certification necessary to avoid backup withholding, unless an applicable exemption exists and is proved in a manner satisfactory to DoubleClick and the exchange agent.

ACCOUNTING TREATMENT


    DoubleClick will account for the merger under the purchase method of accounting, which means that DoubleClick will allocate the purchase price to the fair value of net tangible assets acquired and to intangible assets, which includes goodwill. Based on a preliminary allocation of the purchase price, DoubleClick expects to allocate approximately 28.4% of the purchase price to the fair value of net tangible assets acquired and approximately 71.6% to the fair value of intangible assets, including goodwill to be amortized by DoubleClick over their estimated useful lives in accordance with generally accepted accounting principles. The ultimate allocation of the purchase price will depend on the results of the fair value appraisals.


NO DISSENTERS' RIGHTS

    Shareholders of @plan are not entitled to exercise dissenters' or appraisal rights as a result of the merger or to demand cash payment for their shares under Tennessee law.

DELISTING AND DEREGISTRATION OF @PLAN'S COMMON STOCK FOLLOWING THE MERGER

    If the merger is completed, @plan's common stock will be delisted from the Nasdaq National Market and will be deregistered under the Securities Exchange Act of 1934.

LISTING OF DOUBLECLICK COMMON STOCK TO BE ISSUED IN THE MERGER

    The approval for quotation on the Nasdaq National Market of the shares of DoubleClick common stock to be issued in the merger and the shares of DoubleClick common stock to be reserved for issuance in connection with the assumption of outstanding @plan stock options and warrants is a condition to the consummation of the merger.

RESTRICTIONS ON SALE OF SHARES BY AFFILIATES

    The shares of DoubleClick common stock to be issued in connection with the merger will be registered under the Securities Act and will be freely transferable under the Securities Act, except for shares of DoubleClick common stock issued to any person who is deemed to be an affiliate of DoubleClick or @plan under the Securities Act. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by or are under common control of DoubleClick or @plan, as the case may be, and may include some of the officers, directors or principal stockholders of DoubleClick or @plan. Affiliates may not sell their shares of DoubleClick common stock acquired in connection with the merger except pursuant to:

     an effective registration statement under the Securities Act covering the resale of those shares;

     an exemption under paragraph (d) of Rule 145 under the Securities Act; or

     another applicable exemption under the Securities Act.

    DoubleClick's registration statement on Form S-4, of which this proxy statement/prospectus forms a part, does not cover the resale of shares of DoubleClick common stock to be received by affiliates in the merger.

OPERATIONS FOLLOWING THE MERGER

    Following the merger, @plan will operate as a separate business unit of DoubleClick. Upon completion of the merger, the members of the board of directors of the surviving corporation will be Kevin Ryan, Stephen Collins and Greg Ellis. The shareholders of @plan will become stockholders of DoubleClick, and their rights as stockholders will be governed by DoubleClick's Amended and Restated Certificate of Incorporation, DoubleClick's Amended and Restated Bylaws and the laws of the State of Delaware.

                   THE AMENDED AND RESTATED MERGER AGREEMENT
                             AND RELATED AGREEMENTS

    The following is a brief summary of the material provisions of the amended and restated merger agreement, a copy of which is attached as Appendix A to this proxy statement/prospectus and incorporated herein by reference. We urge you to read the amended and restated merger agreement in its entirety for a more complete description of the merger. In the event of any discrepancy between the terms of the amended and restated merger agreement or other agreements and the following summary, the amended and restated merger agreement and other agreements will control.

THE MERGER

    @plan will merge with and into Atlas Acquisition Corp., a wholly-owned subsidiary of DoubleClick, following:

     the approval of the amended and restated merger agreement by the @plan shareholders; and

     the satisfaction or waiver of the other conditions to the merger.

    Atlas Acquisition Corp. will be the surviving corporation and will continue as a wholly-owned subsidiary of DoubleClick following the merger.

EFFECTIVE TIME

    At the time of the closing of the merger, the parties will cause the merger to become effective by filing the articles of merger with the Tennessee Secretary of State and the certificate of merger with the Delaware Secretary of State. DoubleClick and @plan are working toward completing the merger as soon as possible and expect to complete the merger during the first quarter of 2001.

DIRECTORS AND OFFICERS OF @PLAN AFTER THE MERGER

    The directors and officers of Atlas Acquisition Corp. will be the directors and officers, respectively, of the surviving corporation at the effective time.

CONVERSION OF @PLAN SHARES IN THE MERGER

    At the effective time, each outstanding share of @plan common stock will automatically be converted into the right to receive, at DoubleClick's election, either (i) (A) a fraction of a share of DoubleClick common stock, the numerator of which is, at DoubleClick's election, an amount between $4.00 and $6.40, and the denominator of which is equal to the average of the last reported sales prices for a share of DoubleClick common stock on the Nasdaq National Market for the ten trading days ending on the business day preceding the special shareholders' meeting, or the closing, if the special shareholders' meeting does not occur on the closing date, and (B) $8.00 minus the value of the DoubleClick common stock received (the numerator in the preceding clause (A)), or
(ii) $8.00 in cash. A decrease in the value of DoubleClick common stock from the ten-day average to the closing date will result in a decrease in the dollar value of the merger consideration received by @plan shareholders.

    The elections to be made by DoubleClick must be made in writing to @plan by 5:30 p.m. (New York City time) on the business day preceding the special shareholders' meeting, or the closing, if the special shareholders' meeting does not occur on the closing date.


    Adjustment to cash and stock payable to achieve tax-free status. The Internal Revenue Code requires that for the merger to qualify as a tax-free reorganization for federal income tax purposes, the consideration, valued on the closing date, may not include more than 50% cash. However, in the event that DoubleClick elects to pay the merger consideration in a combination of cash and DoubleClick common stock and the mean between the high and low sales price of DoubleClick common stock on the closing date is lower than the ten day trading average used to determine the number of shares issuable in the merger, for tax purposes, the cash consideration may, in certain circumstances, exceed the 50% level. Accordingly, we agreed in the amended and restated merger agreement that if this occurs, @plan shareholders will receive less cash and more shares of DoubleClick common stock (valued at the closing date), so as to allow the merger to qualify as a tax-free reorganization.


    Other Adjustments. The amount of cash payable and the number of shares of DoubleClick common stock issuable in the merger will be proportionately adjusted as appropriate for any stock split, stock dividend or similar event with respect to @plan common stock or DoubleClick common stock effected between the date of this proxy statement/prospectus and the completion of the merger.

NO FRACTIONAL SHARES

    No fractional shares of DoubleClick common stock will be issued in connection with the merger. Instead you will receive an amount of cash, in lieu of a fraction of a share of DoubleClick common stock, equal to the product of such fraction multiplied by the ten-day average closing price of DoubleClick common stock referred to above.

@PLAN STOCK OPTION AND STOCK INCENTIVE PLANS AND WARRANTS

    At the effective time of the merger, each outstanding option to purchase shares of @plan common stock issued under @plan's stock option plans and each outstanding warrant to purchase shares of @plan common stock will be assumed by DoubleClick. Each @plan stock option or warrant assumed by DoubleClick will continue to have the same terms, and be subject to the same conditions, that were applicable to the option or warrant immediately prior to the effective time, except that:

     each @plan stock option or warrant will be exercisable for shares of DoubleClick common stock, and the number of shares of DoubleClick common stock issuable upon exercise of any given option or warrant will be determined by multiplying:

        (A) the number of shares of @plan common stock underlying such option or warrant, rounded down to the nearest whole number, by

        (B) the amount which is $8.00 divided by the ten-day average closing price of DoubleClick common stock referred to above; and

     the per share exercise price of any given option or warrant will be determined by dividing:

        (A) the exercise price of the option or warrant immediately prior to the effective time by

        (B) the amount which is $8.00 divided by the ten-day average closing price of DoubleClick common stock referred to above, rounded up, if necessary, to the nearest whole cent.

    Adjustments with respect to any options that are 'incentive stock options' (as defined in the Internal Revenue Code) will be effected in a manner consistent with the requirements of that code.

    @plan has agreed to cause the holders of @plan warrants to terminate all registration rights with respect to @plan warrants and the securities underlying such warrants, and to waive all rights to receive consideration other than shares of DoubleClick common stock in connection with the exercise of @plan warrants.

THE EXCHANGE AGENT

    As of the effective time, DoubleClick is required to deposit with a bank or trust company certificates representing the shares of DoubleClick common stock, if any, to be exchanged for shares of @plan common stock and cash to be exchanged for shares of @plan common stock and to pay for fractional shares of @plan common stock.

EXCHANGE OF @PLAN STOCK CERTIFICATES FOR CASH OR CASH AND DOUBLECLICK STOCK CERTIFICATES

    Promptly after the effective time, the exchange agent will mail to @plan shareholders a letter of transmittal and instructions for surrendering @plan stock certificates in exchange for cash or cash and DoubleClick stock certificates, depending on the election made by DoubleClick (and cash in lieu of fractional shares).

    @PLAN SHAREHOLDERS SHOULD NOT SUBMIT STOCK CERTIFICATES FOR EXCHANGE UNTIL RECEIPT OF THE LETTER OF TRANSMITTAL AND INSTRUCTIONS REFERRED TO ABOVE.

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

DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED SHARES

    @plan shareholders are not entitled to receive any dividends or other distributions on DoubleClick common stock with a record date after the merger is completed until surrender of @plan stock certificates.

REPRESENTATIONS AND WARRANTIES

    DoubleClick and @plan each made a number of representations and warranties in the amended and restated merger agreement.

    @plan made representations about the following topics:

     @plan's organization, qualification to do business and good standing, and absence of subsidiaries;

     @plan's charter and bylaws;

     @plan's capitalization;

     @plan's corporate power to enter into and its authorization of the amended and restated merger agreement and the transactions contemplated by the amended and restated merger agreement;

     the non-violation of charter or bylaws of @plan, laws or agreements as a result of the amended and restated merger agreement;

     required approvals of governmental authorities relating to the amended and restated merger agreement;

     possession of and compliance with permits required to conduct @plan's business, and compliance with laws applicable to @plan;

     @plan's filings and reports with the Securities and Exchange Commission;

     @plan's financial statements;

     absence of material adverse effect and other changes in @plan's business since December 31, 1999;

     @plan's employee benefit plans and matters relating to @plan's employees;

     the treatment of the merger as a tax-free reorganization in the event that DoubleClick elects to pay the merger consideration in a combination of cash and DoubleClick common stock;

     @plan's material contracts and obligations;

     litigation involving @plan;

     environmental laws that apply to @plan;

     intellectual property used or owned by @plan;

     @plan's taxes;

     @plan's insurance;

     @plan's properties;

     @plan's affiliates;

     the opinion of @plan's financial advisor;

     @plan's brokers' and finders' fees in connection with the merger;

     the absence of certain business practices;

     restrictions on @plan's business;

     @plan's privacy policy; and

     the inapplicability of state anti-takeover statutes to the merger.

    DoubleClick and Atlas Acquisition Corp. made representations about the following topics:

     DoubleClick's and Atlas Acquisition Corp.'s organization, qualification to do business and good standing;

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

     DoubleClick's and Atlas Acquisition Corp.'s certificate of incorporation and bylaws;

     DoubleClick's capitalization;

     appropriate authorization of the issuance of DoubleClick common stock in the merger;

     DoubleClick's and Atlas Acquisition Corp.'s corporate power to enter into and their authorization of the amended and restated merger agreement and the transactions contemplated by the amended and restated merger agreement;


     the non-violation of certificate of incorporation or bylaws of DoubleClick or Atlas Acquisition Corp., laws or agreements as a result of the amended and restated merger agreement;


     DoubleClick's filings and reports with the Securities and Exchange Commission;

     DoubleClick's financial statements;

     the treatment of the merger as a tax-free reorganization in the event that DoubleClick elects to pay the merger consideration in a combination of cash and DoubleClick common stock;

     the absence of brokers' or finders' fees in connection with the merger on behalf of DoubleClick; and

     absence of material adverse effect and other changes in DoubleClick's business since December 31, 1999.

    The representations and warranties in the amended and restated merger agreement are complicated and not easily summarized. We urge you to read carefully the provisions in the amended and restated merger agreement captioned 'Representations and Warranties of Company' and 'Representations and Warranties of Parent and Merger Sub.'

@PLAN'S CONDUCT OF BUSINESS BEFORE COMPLETION OF THE MERGER

    @plan has agreed that, until the completion of the merger, or unless DoubleClick consents in writing, @plan will conduct its businesses in the ordinary course of business consistent with past practice and will use reasonable efforts:

     to keep available the services of its present officers, significant employees and consultants; and

     to preserve its relationships with corporate partners, customers, suppliers and other persons with which it has significant business dealings in order to preserve substantially intact its business organization.

    @plan has also agreed that, until the completion of the merger, or unless DoubleClick consents in writing, @plan will conduct its business in compliance with the specific restrictions set forth in the amended and restated merger agreement, including not permitting:

     the modification of @plan's charter or bylaws;

     the issuance, sale, pledge or encumbrance of @plan's material property or assets or shares of @plan capital stock or securities convertible into @plan capital stock, except for limited issuances of securities in connection with grants and exercises of stock options;

     the acquisition of any interest in any entities outside of the ordinary course of business;

     the incurrence of any indebtedness or issuance of any debt securities;

     the amendment or premature termination of any material contract;

     the making or authorization of any capital expenditures other than in the ordinary course of business and in an amount that is less than $25,000;

     the declaration or payment of dividends or other distributions on its capital stock;

     any split, combination, purchase or reclassification of any of its capital stock, except in certain instances;

     the modification or acceleration of any stock options or authorization of cash payments in exchange for stock options;

     the amendment of the terms of, repurchase or redemption of any of its securities, except in certain instances;

     the increase of compensation payable to directors, officers, consultants or employees;

     the granting of any severance arrangements or entering into of any agreement providing benefits upon a change of control that would be triggered by the merger with any person who is not currently entitled to such benefits from the merger;

     the adoption, entering into or amendment in a material respect of any plan, agreement, policy or arrangement for the benefit of any director, officer or employee, except to the extent required by law or the terms of a collective bargaining agreement;

     the payment, discharge or satisfaction of any claims, liabilities or obligations, other than in the ordinary course of business or as excepted in @plan's filings with the Securities and Exchange Commission or in schedules to the amended and restated merger agreement;

     the making of any changes with respect to @plan's accounting policies or methods, except as required by generally accepted accounting principles or by any governmental entity;

     the making of any tax election or settlement or compromise of any tax liability; or

     the agreement in writing or otherwise to do any of the above or to take any action which would make @plan's representations and warranties untrue or prevent @plan from performing its covenants under the amended and restated merger agreement or result in any of the conditions to the merger not being satisfied.

    The agreements related to the conduct of @plan's business contained in the amended and restated merger agreement are complicated and not easily summarized. We urge you to carefully read the provision of the amended and restated merger agreement captioned 'Conduct of Business Pending the Closing.'

    Each of @plan and DoubleClick has also agreed:

     to notify the other promptly of certain events and changes, including changes that could reasonably be expected to have a material adverse effect on either party, or to affect its ability to perform its obligations pursuant to the amended and restated merger agreement; and

     to provide access at reasonable times to its offices, employees and books to the other party and to furnish such information as the other party may reasonably request.

NO SOLICITATION OF TRANSACTIONS

    Until the amended and restated merger agreement is terminated, @plan will not, directly or indirectly, except as may be required by the securities laws or, if presented with a company superior proposal, by the fiduciary duties of @plan's board of directors:

     solicit, initiate or encourage any inquiries or the making of any proposal or offer that constitutes or could lead to a company competing transaction;

     enter into or maintain or continue discussions or negotiate with any person in furtherance of such inquiries or obtain a company competing transaction; or

     agree to or endorse any company competing transaction, or authorize or permit any of its representatives to take any such action.

    Further, @plan is required to notify DoubleClick promptly if any proposal, offer or inquiry regarding a company competing transaction is made, including the identity of the person making the proposal, offer or inquiry, and the terms of the company competing transaction. Prior to furnishing any information or entering into any discussions or negotiations with any person making a proposal, @plan will provide to DoubleClick written notice to the effect that @plan is furnishing information to, or entering into discussions or negotiations, and @plan will keep DoubleClick promptly informed of the status of the terms and conditions of any discussions or negotiations. Prior to accepting a company competing proposal, @plan will provide DoubleClick with 24 hours' written notice of its intention.

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

    @plan has agreed to immediately cease and cause to be terminated all existing discussions or negotiations with any parties with respect to a company competing transaction.

    A 'company competing transaction' is defined in the amended and restated merger agreement as any of the following involving @plan (other than the merger):

     any merger, consolidation, share exchange, business combination or other similar transaction;

     any sale, lease, exchange, transfer or other disposition of 20% or more of the assets of @plan in a single transaction or series of transactions;

     any tender offer or exchange offer for 20% or more of the outstanding voting securities of @plan or the filing of a registration statement in connection therewith;

     any person having acquired beneficial ownership or the right to acquire beneficial ownership of, or any group having been formed which beneficially owns, or has the right to acquire beneficial ownership of, 20% or more of the outstanding voting securities of @plan;

     any solicitation in opposition to the approval of the amended and restated merger agreement by the shareholders of @plan; or

     any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

    A 'company superior proposal' is defined in the amended and restated merger agreement as a company competing transaction with respect to which:

     @plan's board of directors shall have concluded in good faith, based in part on the advice of independent outside counsel, that failure to take action would be a breach of @plan's board of directors' fiduciary duties;

     if any cash consideration is involved, shall not be subject to any financing contingency, and with respect to which @plan's board of directors shall have determined (based in part on the advice of @plan's independent financial advisors) in the proper exercise of its fiduciary duties that the acquiring party is capable of consummating such company competing transaction on the terms proposed; and

     @plan's board of directors shall have determined (based in part on the advice of @plan's independent financial advisors) in the proper exercise of its fiduciary duties that such company competing transaction provides greater value to @plan's shareholders than the merger (and @plan's independent financial advisors opine in writing that such company competing transaction is superior from a financial point of view).

    The agreements related to @plan's non-solicitation of transactions contained in the amended and restated merger agreement are complicated and not easily summarized. We urge you to carefully read the provisions of the amended and restated merger agreement captioned 'No Solicitation of Transactions.'

DIRECTOR AND OFFICER INDEMNIFICATION AND INSURANCE

    The amended and restated merger agreement provides that:

     the provisions with respect to immunities and indemnification that are set forth in Atlas Acquisition Corp.'s certificate of incorporation, bylaws and contractual arrangements in effect on the date of the amended and restated merger agreement, with certain exceptions, will survive the merger and not be amended, repealed or otherwise modified for a period of six years from the effective time of the merger in any manner that would affect adversely the rights thereunder of individuals who at or at any time prior to the effective time of the merger were directors, officers, employees or agents of @plan;


     in the event that @plan or the surviving corporation in the merger or any of their respective successors or assigns consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or transfers a material amount of its properties and assets to any person in a single transaction or a series of transactions, then, and in each such case, DoubleClick will either guaranty the indemnification obligations described herein or will make or cause to be made proper provision so that the successors and assigns of @plan or the surviving corporation, as the case may be, assume the indemnification obligations described herein for the benefit of the indemnified parties and have substantially equal financial ability as @plan (immediately prior to the effective time of the merger contemplated here) to satisfy the obligations of the parties pursuant to the amended and restated merger agreement as a condition to any such future merger, consolidation or transfer becoming effective; and


     for three years after the effective time of the merger, DoubleClick will maintain in effect the directors' and officers' liability insurance policies maintained by @plan. DoubleClick is not required to pay premiums in excess of 150% of the annual premium currently paid by @plan for such coverage, which annual premium is $227,000. If the premium for such coverage exceeds this amount, DoubleClick will purchase a policy with the greatest coverage available for such amount.

BENEFIT PLANS AND ARRANGEMENTS

    After the effective time of the merger, DoubleClick will cause the surviving corporation to honor and satisfy all obligations and liabilities with respect to @plan's benefit plans. However, the surviving corporation will not be required to continue any particular @plan benefit plan after the effective time, and any @plan benefit plan may be amended or terminated in accordance with its terms and applicable law. If requested by DoubleClick prior to the effective time, @plan will take all actions necessary and appropriate to terminate any @plan benefit plan that is a 401(k) plan, effective immediately preceding the closing date and no further contributions will be made to any 401(k) plan.

CONDITIONS TO THE MERGER

    DoubleClick's and @plan's respective obligations to complete the merger and the related transactions are subject to the satisfaction or waiver, if permitted by law, of each of the following conditions:

     the registration statement (of which this proxy statement/prospectus is a part) relating to the issuance of shares of DoubleClick common stock as contemplated by the amended and restated merger agreement must have been declared effective by the Securities and Exchange Commission;

     the amended and restated merger agreement must have been duly approved by the requisite vote of @plan shareholders in accordance with the Tennessee Business Corporation Act;

     no order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been enacted, entered, promulgated or enforced by any court or governmental entity which prohibits or prevents the consummation of the merger;

     any waiting period (and any extension thereof) applicable to the consummation of the merger under U.S. antitrust laws must have expired or been terminated; and

     all consents, approvals and authorizations legally required to be obtained to consummate the merger must have been obtained from all governmental entities.

    @plan's obligations to consummate the merger, or to permit the consummation of the merger are subject to the satisfaction or waiver, if permitted by law, of each of the following additional conditions:

     each of the representations and warranties of DoubleClick and Atlas Acquisition Corp. contained in the amended and restated merger agreement must be true, complete and correct in all material respects (other than representations and warranties subject to 'materiality' or 'material adverse effect' qualifiers, which must be true, complete and correct in all respects) both when made and on and as of the effective time of the merger;

     DoubleClick and Atlas Acquisition Corp. must have performed or complied in all material respects with all obligations required by the amended and restated merger agreement;

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

     @plan shall have received a certificate signed by the chief executive officer and chief financial officer of DoubleClick to the effect that the two conditions above have been satisfied;

     if DoubleClick elects to pay the merger consideration in a combination of cash and DoubleClick common stock, @plan must have received the opinion of its counsel, Bass, Berry & Sims PLC, to the effect that the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, provided that if @plan is unable to obtain such an opinion, this condition shall be deemed satisfied if DoubleClick's legal counsel delivers an opinion to @plan to the same effect;

     the shares of DoubleClick common stock to be issued in the merger must have been authorized for listing on the Nasdaq National Market; and

     DoubleClick shall have provided @plan with timely written elections as to whether DoubleClick will pay the merger consideration in a combination of cash and DoubleClick common stock, or entirely in cash; and in the event of the former, the exact amounts of cash and DoubleClick common stock to be paid.

    DoubleClick's obligations to consummate the merger are subject to the satisfaction or waiver of the following additional conditions:

     each of the representations and warranties of @plan contained in the amended and restated merger agreement must be true, complete and correct in all material respects (other than representations and warranties subject to 'materiality' or 'material adverse effect' qualifiers, which shall be true, complete and correct in all respects), both when made and on and as of the effective time of the merger;

     @plan must have performed or complied in all material respects with all obligations required by the amended and restated merger agreement;

     none of Mark Wright, Susan Russo, Nancy Lazaros or Karl Spangenberg shall have terminated or modified their respective agreements as entered into with DoubleClick on September 24, 2000;

     @plan must have received from certain persons, a valid and effective assignment, in a form reasonably acceptable to DoubleClick, of all intellectual property rights in all work created by such persons on behalf of @plan; and

     the indemnification agreements between @plan and each of its directors must have each been amended as provided by the amended and restated merger agreement.

TERMINATION OF THE AMENDED AND RESTATED MERGER AGREEMENT

    The amended and restated merger agreement may be terminated and the merger may be abandoned at any time before the completion of the merger, notwithstanding the approval of the amended and restated merger agreement by @plan's shareholders, as summarized below:

     by mutual written consent of the boards of directors of each of @plan and DoubleClick;

     by either @plan or DoubleClick, if, without the fault of the terminating party, the merger has not been consummated before March 23, 2001;

     by either @plan or DoubleClick, if any governmental order, writ, injunction or decree preventing the consummation of the merger has been entered by any court of competent jurisdiction and has become final and nonappealable; or

     by @plan or DoubleClick, if the amended and restated merger agreement and the merger fail to receive the requisite votes for approval at the @plan shareholders' meeting.

    Furthermore, the amended and restated merger agreement may be terminated by DoubleClick if any of the following occur:

     the board of directors of @plan withdraws, modifies or changes its recommendation of the amended and restated merger agreement or the merger in a manner adverse to DoubleClick;

     the board of directors of @plan recommends a company competing transaction to the shareholders of @plan;

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

     @plan fails to comply in all material respects with provisions in the amended and restated merger agreement dealing with non-solicitation of transactions and the @plan shareholders' meeting;

     a party to a shareholder agreement described below (other than DoubleClick) takes any action prohibited thereby;

     a company competing transaction is announced and the board of directors of @plan:

         fails to recommend against acceptance of such company competing transaction by its shareholders (including by taking no position, or indicating its inability to take a position, with respect to the acceptance of a company competing transaction involving a tender offer or exchange offer by its shareholders) within five business days of delivery of a written request from DoubleClick for such action, fails to reconfirm its approval and recommendation of the amended and restated merger agreement and the transactions contemplated thereby within five business days of the first announcement or other public knowledge of such proposal for a company competing transaction, or determines that such company competing transaction is a company superior proposal and does not reconfirm its approval and recommendation of the amended and restated merger agreement and does not recommend against acceptance of such company superior proposal by its shareholders, or resolves to do any of the foregoing; or

     receipt by @plan of a written notice from DoubleClick of a breach of any representation, warranty, covenant or agreement on the part of @plan set forth in the amended and restated merger agreement, or if any representation or warranty of @plan becomes untrue, incomplete or incorrect, in either case such that the conditions to the obligation of DoubleClick to close set forth in the amended and restated merger agreement would not be satisfied, unless such breach is cured by @plan in ten business days.

    Furthermore, the amended and restated merger agreement may be terminated by @plan if any of the following occur:

     receipt by DoubleClick of a written notice from @plan of a breach of any representation, warranty, covenant or agreement on the part of DoubleClick set forth in the amended and restated merger agreement, or if any representation or warranty of DoubleClick becomes untrue, incomplete or incorrect, in either case such that the conditions to the obligation of @plan to close set forth in the amended and restated merger agreement would not be satisfied, unless such breach is cured by DoubleClick in ten business days; or

     if @plan determines to recommend or enter into a company competing transaction that is a company superior proposal that was not solicited by @plan in violation of the amended and restated merger agreement; however, @plan will not be permitted to terminate the amended and restated merger agreement for this reason if such company superior proposal is attributable to a violation by @plan of its obligations under provisions of the amended and restated merger agreement dealing with non-solicitation of transactions, and such termination by @plan will not be effective until after the payment of the termination fee, as provided in the amended and restated merger agreement.

PAYMENT OF FEES AND EXPENSES

    Except as described below, all expenses incurred in connection with the amended and restated merger agreement and the merger will be paid by the party incurring such expenses, whether or not the merger is consummated, except that DoubleClick and @plan each will pay one-half of all expenses incurred in connection with printing, filing and mailing the registration statement, of which this proxy statement/prospectus is a part, and all Securities and Exchange Commission and other regulatory filing fees incurred in connection with such documents and any fees required to be paid under U.S. antitrust laws.

    @plan will pay DoubleClick an amount equal to DoubleClick's expenses up to $1.0 million and an additional amount equal to $4.0 million, in the event that:

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

     DoubleClick terminates the amended and restated merger agreement due to a failure by @plan to perform or comply in all material respects with its covenants or agreements contained in the amended and restated merger agreement; or

     At or prior to the time of termination (pursuant to the following events), either there was a proposed or publicly announced company competing transaction, or within twelve months after such termination @plan enters into a definitive agreement with respect to any company competing transaction or any company competing transaction involving @plan is consummated, and the amended and restated merger agreement is terminated in any of the following ways:

         DoubleClick terminates the amended and restated merger agreement following the occurrence of any of the following events:

            the board of directors of @plan withdraws, modifies or changes its recommendation of the amended and restated merger agreement or the merger in a manner adverse to DoubleClick;

            the board of directors of @plan recommends a company competing transaction to the shareholders of @plan;

            @plan fails to comply in all material respects with certain provisions in the amended and restated merger agreement dealing with non-solicitation of transactions and the @plan shareholders' meeting;

            a party to a shareholder agreement described below (other than DoubleClick) takes any action prohibited thereby;

            a company competing transaction is announced and the board of directors of @plan:

                fails to recommend against acceptance of such company competing transaction by its shareholders (including by taking no position, or indicating its inability to take a position, with respect to the acceptance of a company competing transaction involving a tender offer or exchange offer by its shareholders) within five business days of delivery of a written request from DoubleClick for such action, fails to reconfirm its approval and recommendation of the amended and restated merger agreement and the transactions contemplated thereby within five business days of the first announcement or other public knowledge of such proposal for a company competing transaction, or determines that such company competing transaction is a company superior proposal and does not reconfirm its approval and recommendation of the amended and restated merger agreement and does not recommend against acceptance of such company superior proposal by its shareholders, or resolves to do any of the foregoing;

         @plan terminates the amended and restated merger agreement following its determination to recommend or enter into a company competing transaction that is a company superior proposal that was not solicited by @plan in violation of the amended and restated merger agreement; however, @plan will not be permitted to terminate the amended and restated merger agreement for this reason if such company superior proposal is attributable to a violation by @plan of its obligations under provisions of the amended and restated merger agreement dealing with non-solicitation of transactions, and such termination by @plan will not be effective until after the payment of the termination fee, as provided in the amended and restated merger agreement;

         either @plan or DoubleClick terminates the amended and restated merger agreement, without the fault of the terminating party, because the merger has not been consummated before March 23, 2001; or

         DoubleClick terminates the amended and restated merger agreement because the merger agreement and the merger fail to receive the requisite votes for approval at the special shareholders' meeting.

    In the event @plan terminates the amended and restated merger agreement due to a breach by DoubleClick following which, under the terms of the amended and restated merger agreement, @plan

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

has the right to terminate the amended and restated merger agreement, and DoubleClick fails to cure such breach within ten business days of notice by @plan of such breach, then DoubleClick will promptly reimburse @plan for @plan's expenses up to $250,000.

EXTENSION, WAIVER AND AMENDMENT OF THE AMENDED AND RESTATED MERGER AGREEMENT

    At any time prior to the completion of the merger, either DoubleClick or @plan may extend the time for or waive compliance with the performance of any obligation or other act of the other party, waive any inaccuracy in the representations and warranties contained in the amended and restated merger agreement or in any document delivered pursuant to the amended and restated merger agreement and waive compliance by the other party with any of the agreements or conditions contained in the amended and restated merger agreement.

    The amended and restated merger agreement may be amended by DoubleClick and @plan at any time prior to the completion of the merger. However, after the approval of the amended and restated merger agreement by @plan's shareholders, no amendment may be made that changes the amount or type of consideration into which @plan common stock will be converted pursuant to the amended and restated merger agreement.

RELATED AGREEMENTS

SHAREHOLDER AGREEMENTS


    In connection with the execution of the original merger agreement on September 24, 2000, Mark K. Wright, Roger J. Thomson, Gary R. Haynes, Blue Chip Capital Fund II Limited Partnership, Miami Valley Ventures Fund, L.P., Richland Ventures, L.P., Richland Ventures II, L.P. and Massey Burch Venture Fund I, L.P., as shareholders of @plan, have entered into shareholder agreements, and irrevocable proxies with DoubleClick. In connection with the execution of the amended and restated merger agreement, each of these @plan shareholders entered into shareholder letters pursuant to which each reaffirmed all of its obligations under the shareholder agreements, and each granted DoubleClick irrevocable proxies that superceded the original proxies. The shareholder agreements, as affirmed by the shareholder letters, and irrevocable proxies provide that these shareholders will vote the shares of @plan common stock specified in the shareholder agreements, representing, in the aggregate, 48.6% of @plan's outstanding common stock as of December 19, 2000, at every meeting of the shareholders of @plan at which the amended and restated merger agreement or the merger are considered or voted upon, and at every adjournment and on every action or approval by written resolution of the shareholders of @plan with respect to the amended and restated merger agreement or the merger, in favor of approval of the amended and restated merger agreement (provided the amended and restated merger agreement shall not have been amended in a manner materially adverse to the interests of such shareholder) and of the merger. In addition, each such shareholder agreed not to initiate or solicit, directly or indirectly, any proposal, plan or offer to acquire all or any material part of the business or properties or capital stock of @plan, or to initiate, directly or indirectly, any contact with any person in an effort to or with a view towards soliciting any such transaction; or to furnish information concerning @plan's business, properties or assets to any person or group (other than DoubleClick, or any associate, agent or representative of DoubleClick) under any circumstances that could reasonably be expected to relate to such a transaction; or to negotiate or enter into discussions or an agreement, directly or indirectly, with any entity or group with respect to any such potential transaction. The @plan shareholders who are parties to the shareholder agreements and irrevocable proxies retained the right to vote their shares of @plan common stock on all matters other than those identified in the shareholder agreements. None of the shareholders who are parties to the shareholder agreements with DoubleClick was paid additional consideration in connection with such shareholder agreements. These agreements terminate upon the earlier to occur of the termination of the amended and restated merger agreement or the effective time of the merger.


EMPLOYMENT, CONSULTING AND NON-COMPETE AGREEMENTS

    On September 24, 2000, DoubleClick entered into a consulting agreement with Mark K. Wright, @plan's Chairman and Chief Executive Officer; and employment agreements with Susan Russo, @plan's Executive Vice President, and Nancy Lazaros, @plan's Senior Vice President, Chief Financial Officer and Secretary. DoubleClick and @plan entered into a severance agreement with Karl Spangenberg, @plan's President and Chief Operating Officer. These agreements will become effective upon the consummation of the merger.

    Under the terms of his consulting agreement, Mr. Wright agreed to consult with DoubleClick for a minimum of fifteen business days within six weeks following the closing of the merger, and thereafter on a per-diem basis for each additional day DoubleClick requests during the year following the closing of the merger. This agreement does not affect the terms of Mr. Wright's existing severance arrangements with @plan, pursuant to which, at the closing of the merger, Mr. Wright is entitled to $540,000. DoubleClick agreed to pay such severance amounts to Mr. Wright on the closing of the merger. Mr. Wright's agreement contains customary non-disclosure provisions and customary non-competition and non-solicitation provisions, which bind Mr. Wright for eighteen months following the closing of the merger and are described in more detail below.

    Under the terms of the employment agreements, Ms. Russo and Ms. Lazaros each agreed to be employed by DoubleClick on an at-will basis. Ms. Russo will be employed in the position of Vice President, Research for DoubleClick and, within @plan, Executive Vice President and Chief Operating Officer, with an annual salary of $170,000. If Ms. Russo's employment is terminated by DoubleClick without cause or by Ms. Russo for good reason prior to twelve months after the closing of the merger, Ms. Russo will be entitled to receive $297,000; if such termination were to occur after twelve months but prior to twenty-four months after the closing of the merger, Ms. Russo will be entitled to receive $148,500. Ms. Lazaros will be employed in the position of Vice President for DoubleClick and, within @plan, Executive Vice President, with an annual salary of $140,000. If Ms. Lazaros' employment is terminated by DoubleClick without cause or by Ms. Lazaros for good reason prior to twelve months after the closing date of the merger, Ms. Lazaros will be entitled to receive $249,750; if such termination were to occur after twelve months but prior to twenty-four months after the closing date of the merger, Ms. Lazaros will be entitled to receive $124,875.

    Cause as used in these employment agreements, means termination based on:

     the employee's breach of any material provision contained in the employment agreement;

     misconduct, defined as misappropriating DoubleClick funds or property, obtaining any personal profit from any transaction in which the employee has an interest that is adverse to DoubleClick or any material breach of the duty of loyalty and fidelity to DoubleClick, or any other act or omission by the employee which substantially impairs DoubleClick's ability to conduct its ordinary business in its usual manner;

     willful neglect or refusal to perform the material duties assigned to the employee under or pursuant to the terms of the employment agreement;

     conviction of, or plea of guilty or nolo contendere to, a felony or other crime involving moral turpitude or that concerns the business in which DoubleClick is engaged;

     acts of dishonesty or moral turpitude by the employee that DoubleClick reasonably believes are materially detrimental to DoubleClick, or any other act or omission which subjects DoubleClick or any of its affiliates to substantial public disrespect, scandal, or ridicule, or that causes DoubleClick to be in violation of governmental regulations that subjects DoubleClick either to sanctions by governmental authority or to civil liability to its employees or third parties (provided that the employee's declaration of bankruptcy shall not be grounds for termination for cause under such provision); or

     disclosure or use of DoubleClick's confidential information, other than as specifically authorized and required (or as the employee reasonably believes to be authorized and required) in the performance of the employee's duties.

    Good reason as used in the employment agreements means resignation by the employee within thirty days after the occurrence of any of the following events:

     any reduction in the employee's base salary as specified in the employment agreement;

     a requirement by DoubleClick that the employee relocate to an office more than a sixty (60) mile radius from the employee's office at the time of the execution of the employment agreement, with respect to Ms. Russo, and more than a thirty (30) mile radius (excluding New York City) from the employee's office at the time of the execution of the employment agreement, with respect to Ms. Lazaros;

     a change in the employee's job title; or

     DoubleClick's breach of any material provision contained in the employment agreement.

    The consulting agreement and employment agreements also contain customary non-competition and non-solicitation provisions which provide that Mr. Wright, Ms. Russo and Ms. Lazaros will not:

     (a) Engage in any activity in any market in which DoubleClick, or its affiliates or subsidiaries, conducts business the principal function of which activity is the management and delivery of on-line advertisements by third parties, on-line media data and planning systems, e-commerce data and planning systems, or on-line advertising auction systems in the United States or Canada; (b) permit such individual's name to be used in connection with a business which is competitive or substantially similar to DoubleClick's business; or (c) acquire any debt, equity, or other ownership interest in any person or entity engaged in DoubleClick's business, except that such individual may own, in the aggregate, not more than one percent (1%) of the outstanding shares of any publicly held corporation which is competitive with DoubleClick which has shares listed for trading on a securities exchange registered with the Securities and Exchange Commission or through the automatic quotation system of a registered securities association. In the case of Mr. Wright, such restrictions shall apply for a period of eighteen months from the closing of the merger. In the case of Ms. Russo, such restrictions shall apply during the period of her employment and for a period of eighteen months thereafter. In the case of Ms. Lazaros, such restrictions shall apply during the period of her employment and for a period of one year thereafter;

     Request or otherwise attempt to induce or influence, directly or indirectly, any customer of DoubleClick, its affiliates, or other persons sharing a business relationship with DoubleClick to cancel, limit, or postpone their business with DoubleClick, or otherwise take action which might be to the material disadvantage of DoubleClick. In the case of Mr. Wright, such restrictions shall apply for a period of eighteen months from the closing of the merger. In the case of Ms. Russo, such restrictions shall apply during the period of her employment and for a period of eighteen months thereafter. In the case of Ms. Lazaros, such restrictions shall apply during the period of her employment and for a period of two years thereafter; or

     Solicit for employment, directly or indirectly, or induce or actively attempt to influence any employee, agent, officer, director, contractor, consultant, or other business associate of DoubleClick to terminate his or her employment or discontinue such person's consultant, contractor, or other business association with DoubleClick. In the case of Mr. Wright, such restrictions shall apply for a period of two years from the closing of the merger. In the case of Ms. Russo, such restrictions shall apply during the period of her employment and for a period of eighteen months thereafter. In the case of Ms. Lazaros, such restrictions shall apply during the period of her employment and for a period of two years thereafter.

    Concurrently with the execution of the original merger agreement on September 24, 2000, DoubleClick and @plan entered into a severance agreement with Mr. Spangenberg. Pursuant to the terms of this agreement, Mr. Spangenberg's employment with @plan will terminate upon the closing of the merger, and Mr. Spangenberg will receive payments under his existing severance arrangements with @plan, pursuant to which, at the closing of the merger, Mr. Spangenberg is entitled to $467,500. DoubleClick agreed to pay such severance amounts to Mr. Spangenberg upon the closing of the merger (or within a reasonable period of time after the closing). Mr. Spangenberg's agreement contains customary non-competition and non-solicitation provisions, which are active for one year following his termination.

                               BUSINESS OF @PLAN

    @plan is a leading online business to business exchange for optimizing Internet advertising and merchandising strategies through its target market research planning systems. @plan's systems are specifically designed for Internet advertisers, advertising agencies, Web publishers, online retailers and consumer brand marketers. These systems enable its clients to effectively harness the power of the Internet as an advertising, marketing and retailing medium. @plan's internally developed systems, which its clients access through its Web site, combine its databases of consumer lifestyle, product preference and demographic data with powerful technology that enables its clients to perform queries and searches to plan campaigns and strategies. @plan's syndicated Internet consumer research data is collected by The Gallup Organization on an exclusive basis. @plan believes that its systems facilitate the purchase and sale of advertising on the Internet and are becoming an important information tool in enabling the increase in consumer electronic commerce.

    @plan was incorporated in Tennessee in May 1996. @plan introduced the @plan Gutenberg Advertising System in June 1997, the @plan Kepler E-Business System in December 1998 and the @plan Darwin E-Retail System in March 2000. As of September 30, 2000, @plan had contracts representing a total of over 500 Internet advertisers, advertising agency offices, Web sites, online retailers and consumer brand marketers. @plan currently has subscription contracts for its systems with all of the top 20 Web publishers as measured by advertising revenues, 70%of the top 20 U.S. advertising agencies primarily focused on the Web as measured by billings and 80% of the top 20 'traditional' U.S. advertising agencies as measured by billings.

@PLAN STRATEGY

    @plan's objective is to be the leading provider of target market research planning systems for online market participants including Internet advertisers, advertising agencies, Web publishers, online retailers and consumer brand marketers. The following are the key elements of its strategy:

        Develop New Products. @plan believes that its future success depends on its ability to develop new systems and products. @plan has developed and launched highly targeted vertical market research planning systems including, Darwin E-Retail System, which was launched in March 2000 and focuses on the merchandising, automotive and travel industries. @plan's strategy includes the continued development and introduction of additional vertical market research systems and new products.

        Increase Market Penetration of the @plan Kepler E-Business System. @plan intends to increase the market penetration of the @plan Kepler E-Business System by continuing to target its sales and marketing efforts toward online retailers and consumer brand marketers. @plan introduced the @plan Kepler E-Business System in December 1998 and as of September 30, 2000, @plan had entered into contracts with 49 online retailers and consumer brand marketers. @plan intends to establish the @plan Kepler E-Business System as the recognized leader in its industry to capitalize on the projected growth of electronic commerce.

        Enhance and Expand the @plan Gutenberg Advertising System. @plan intends to expand its sales and marketing efforts of the @plan Gutenberg Advertising System. Further, it intends to leverage its proprietary information and technology to further enhance the @plan Gutenberg Advertising System and facilitate the development of additional features. @plan believes that its proprietary information and software interface and the experience and knowledge gained through the delivery of its systems provides it with a significant competitive advantage.

        Develop Additional Revenue Sources. @plan intends to leverage its database of information, its technology, its expertise and its existing client base to develop new sources of revenue. As the Internet continues to grow and evolve, @plan believes the demand for more detailed Internet market research tools will increase. @plan intends to meet this demand by continually developing new information products that are of interest to its clients. In addition, @plan intends to leverage its relationships with existing clients by expanding existing contracts to include additional client offices and Web properties.

        Expand Sales Efforts. @plan believes that a strong sales organization is essential to effectively sell its systems. Its current sales team consists of highly qualified, experienced individuals who sell its sophisticated systems. To increase its market penetration, particularly in the growing electronic commerce segment, @plan intends to continue to expand its sales efforts by continuing to expand its sales team.

        Continue to Focus on Client Service. @plan emphasizes high quality service for its clients and takes a proactive approach to ensure that its clients are satisfied. @plan believes client satisfaction is the key to ensuring high rates of contract renewal, and, accordingly, it maintains a dedicated client service team that provides service, training and client support. @plan compensates its client service managers in part based on targeted levels of renewal rates. In addition, as its client base increases @plan intends to continue to build its client service team to offer a high level of service, training and support.

        Leverage Its Market Research to Identify Key Trends. @plan believes that a significant source of value to its clients is its ability to track trends in the online marketplace. @plan continually updates its data collection process to capture relevant information to define these trends. @plan intends to continue to use and refine these tracking techniques to provide the information that its clients need and to identify appropriate areas of expansion for its products.

@PLAN SYSTEMS

    @plan provides four target market research planning systems: the @plan Gutenberg Advertising System for advertisers, advertising agencies and Web publishers; the @plan Kepler E-Business System for online retailers and consumer brand marketers; the @plan Darwin E-Retail System for e-retailers in the merchandising, automotive and travel industries; and the Emerson Site Performance System for advertising supported Web sites. These systems are accessed through @plan's Web site by entering a password combination that allows its clients access to its sophisticated software interfaces through which they can query various datasets in @plan's exclusively owned and controlled databases. The datasets and databases that new clients can access generally depend on the system to which they subscribe as set forth below:

    @PLAN GUTENBERG ADVERTISING SYSTEM

      Advertiser-supported Web site specific profiling data


      Web site advertising rate card, site description and contact information data, which @plan calls its Basic Resource for Evaluating Web sites or B.R.E.W. database


      Web adult consumer lifestyle and product preference data

    @PLAN KEPLER BUSINESS SYSTEM

      Electronic commerce/retailing Web site specific profiling data

      Adult U.S. population lifestyle and product preference database

      Web adult consumer lifestyle and product preference data

      Advertiser-supported Web site specific profiling data

    @PLAN DARWIN E-RETAIL SYSTEM

      Site shopping/purchase data

      Site shopping/purchase evaluation data

      Demographic and product preference data

    @PLAN EMERSON SITE PERFORMANCE SYSTEM

      Advertiser-supported Web site specific consumer evaluation data

      Web site specific brand perception data

      Web site evaluation ranking data

@PLAN GUTENBERG ADVERTISING SYSTEM

    The @plan Gutenberg Advertising System is a comprehensive advertising decision support and planning system providing lifestyle, product preference and demographic profile information across a large number of advertiser-supported Web sites.

    Internet advertisers and advertising agencies can query the system on an interactive basis to better understand the role the Internet should play in attaining specific advertising objectives. Clients can conduct queries on various client defined targets, such as Web audiences, advertiser-supported Web sites, or particular products or services. By combining the results of those queries with current rate card information from @plan's B.R.E.W. database, clients can develop comprehensive and sophisticated media plans and marketing campaigns for reaching a specific target audience in the most efficient and cost-effective manner.

    Web publishers utilize the system to develop specific strategies for optimizing their sales efforts toward those advertisers who would be most interested in reaching the audience that the publisher's Web site can deliver. The system provides the support for these optimization strategies and sales efforts in the form of highly detailed, third-party neutral and comparable lifestyle, product preference, shopping behavior and demographic profiling data across a large number of advertiser supported Web sites. Web publishers can also use the system to assess the strengths and weaknesses of their competitors as well as to help differentiate the competitive position of their sites.

@PLAN KEPLER E-BUSINESS SYSTEM

    The @plan Kepler E-Business System is a comprehensive consumer Internet market research and planning system providing lifestyle, product preference, shopping behavior and demographic profiling data across a large number of advertiser-supported Web sites and consumer electronic commerce retail sites and categories. Online retailers and consumer brand marketers utilize the system to understand and track their relative strengths and weaknesses in order to assess their strategy in both traditional and online markets. The system provides support for these assessments in the form of highly detailed and comparable information across a large number of consumer electronic commerce retail Web sites. Online retailers can also use this information to develop more effective and cost-efficient customer acquisition and retention strategies. The system also provides access to a database reflecting select lifestyle, product preference and demographic profiling data for the total U.S. adult population. Online retailers and consumer brand marketers utilize the system to access this data to track differences in retailing trends between traditional and online markets to better understand how the online market differs from the traditional market in their particular retail category. Online retailers and consumer brand marketers can also utilize the system to combine this profile information with content site information to arrive at statistical estimates of the market penetration for various products and services sold on the Internet.

@PLAN DARWIN E-RETAIL SYSTEM

    The Darwin E-Retail System is a comprehensive strategic planning system that provides essential market intelligence necessary to develop retailing strategies and tactics for the automotive, travel and general merchandising sectors of online retailing. Darwin is a dynamic planning tool that allows a user to benchmark and track their progress relative to other retailers. Retailers will be able to understand in great detail their customer composition and how customers assess their performance in relationship to other retailers.

@PLAN EMERSON SITE PERFORMANCE SYSTEM

    The Emerson Site Performance System is a Web site performance market research tracking tool that can help Web sites craft an enduring business strategy designed to keep and grow a Web site's viewer base. The Emerson system allows its users to understand the key components of their Web sites' brand personality by target audience and compare these key brand metrics to their competitors'. Using the Emerson system, Web sites will be able to determine how their users evaluate and rank their performance in relationship to their competitors, as well as perform Web site-to-Web site indexing to evaluate and benchmark their competitive position.

@PLAN'S CLIENTS

    The following is a representative list within each category of the over 500 clients that @plan currently has under contract:

                    ADVERTISING AGENCIES                                                      ONLINE RETAILERS
                    --------------------                                                        AND CONSUMER
          INTERACTIVE                  TRADITIONAL                WEB PUBLISHERS               BRAND MARKETERS
          -----------                  -----------                --------------               ---------------
           avenue a                       BBDO                       About.com                     Buy.com
            Digitas              Euro RSCG DSW Partners           CBS MarketWatch                   CDNOW
              iXL                   Grey Interactive             Discovery Channel                eBay.com
           i-traffic                Saatchi & Saatchi                 Online                      Ford.com
      Magnet Interactive        Starcom IP (Leo Burnett)            Excite@Home           PaineWebber Incorporated
          Modem Media                TBWA/Chiat Day                   E*TRADE                     Wine.com
          answerthink               Initiative Media            Time Inc. New Media
                                                                     Women.com

DATA COLLECTION AND RESULTING DATABASES


    The methodology @plan uses for collecting data, the generation of a sample population to be surveyed and the collection of data from that sample population for all of @plan's databases is controlled and conducted by Gallup, which uses a random scientific sample telephone dialing process to generate an initial pool of potential survey participants. Data is collected from the participants first on the phone and, for the Web user database, by means of an extensive interactive online survey software program. The survey software employs a 'decision tree' methodology that automatically poses specific questions based on a respondent's prior pattern of replies. The online survey software can collect a wide variety of data while maintaining the interest of the respondent because it automatically adjusts to the specific behavior and interests of the respondent. For a subset of non-Web users, consumer lifestyle, product preference and demographic data is collected by means of an extensive phone interview. This data is used to create @plan's U.S. population database. The data collected is then incorporated into a number of distinct datasets. These datasets include a U.S. consumer lifestyle and product preference dataset, an electronic commerce/retailing Web site profile dataset, an advertiser-supported Web site profiling dataset and a Web consumer lifestyle and product preference dataset.


    @plan employs stringent controls to ensure the integrity of its consumer market research data. Before any data point can be considered for reporting, it must first pass rigorous statistical tests.

SALES AND MARKETING OF @PLAN SYSTEMS

    @plan sells its systems through a sales team located in Stamford, Connecticut and San Francisco, California. Its current sales team consists of highly qualified, experienced individuals who are able to effectively sell its sophisticated systems. @plan intends to expand its sales team by adding additional experienced individuals. @plan's sales team has a number of selling protocols and systems in place to maximize prospecting and closing of subscription contracts. @plan's systems are generally sold on an annual subscription basis. As of September 30, 2000, approximately 93% of @plan's contracts provided for automatic one year renewals unless the client provides written notice of termination prior to the anniversary date of the contract.

    @plan takes a highly selective approach to its marketing. To help build brand awareness with its prospective customers, @plan largely relies on one-to-one live product demonstrations of its systems. In addition, @plan seeks speaking engagements at very select events where current and prospective clients are concentrated. @plan also produces marketing materials, including media kits and presentations, in support of sales to prospective customers.

@PLAN'S CLIENT SERVICE TEAM

    @plan believes that its ability to establish and maintain long-term client relationships and high contract renewal rates in part depends upon the strength of its client service operations and team. @plan's client service team consists of client service managers located in Stamford, Connecticut and San Francisco, California. @plan motivates its client service managers to provide the highest quality service by basing a portion of their compensation on both the renewal rates of the clients they support and the overall client renewal rate. In addition to providing training and client support, this group works proactively with @plan's clients to help them maximize the value they derive from its systems. Each client service manager supports and is responsible for approximately 30 to 35 contracts. The assignments vary in relation to specific client needs but are generally defined geographically to enhance opportunities for personal contact. The client service managers are responsible for training their clients in how to use the system and the research information that @plan's systems provide, resolving any problems their clients have with the systems, and providing strategic insight and technical support. The client service managers also obtain feedback from their clients to assist @plan in anticipating client needs and developing new systems. @plan monitors its clients' use of the systems on a continual basis to gauge client satisfaction. @plan intends to continue to build its client service team as its client base increases to offer a high level of client service, training and support.

COMPETITION FOR @PLAN'S INTERNET CLIENTS

    The business of market research tools for Internet advertisers, advertising agencies, Web publishers, online retailers and consumer brand marketers is highly competitive and rapidly evolving, and @plan expects competition in this business to intensify in the future. While @plan does not believe any of its competitors currently offer Internet target market research systems that provide the same search, query and planning capabilities as @plan's systems, it faces competition from a number of companies who provide services to a similar base of clients and who could develop systems that more directly compete with its systems. In some cases @plan's services are complementary to services provided by other companies and in some cases, particularly with respect to Web 'ratings' companies, @plan's services are considered to be a substitute.

    @plan's competitors include:

     Web 'ratings' companies, including Jupiter Media Metrix and Nielsen Media Research/NetRatings, that rely on using a sample group of respondents where software is installed on a respondent's computer and passively monitors Web behavior;

     'auditing' companies, including I/PRO, that audit viewers in terms of page views, site impressions and navigation on a subject Web site;

     advertisement targeting providers, including 24/7 Media, that place advertisements on networks of Web sites and collect data on viewer response;

     advertisement performance measurement companies, including MatchLogic;

     Web advertising management services, including AdKnowledge;

     online research and consulting providers, including Forrester Research; and

     syndicated market research providers in traditional publishing, including MRI and Simmons.

    Most of these companies have greater financial, technical, product development, marketing and other resources than @plan has. These companies may be better known and have longer operating histories than @plan. @plan believes that its ability to compete depends on many factors both within and beyond its control, including the following:

     the timing and acceptance of new solutions and enhancements to existing solutions developed by @plan or its competitors;

     customer service and support efforts;

     sales and marketing efforts; and

     the ease of use, performance, price and reliability of solutions developed by @plan or its competitors.

PROTECTION OF @PLAN'S PROPRIETARY RIGHTS

    Proprietary rights are important to @plan's success and its competitive position. To protect its proprietary rights, @plan relies on copyright, trademark, and trade secret laws, confidentiality agreements with third parties, and license agreements with consultants, vendors and customers. Despite such protection, a third party could, without authorization, copy or otherwise appropriate information from @plan's database. @plan's agreements with employees, consultants and others who participate in development activities could be breached. @plan may not have adequate remedies for any breach, and its trade secrets may otherwise become known or independently developed by competitors. In addition, the laws of some foreign countries do not protect its proprietary rights to the same extent as do the laws of the United States, and effective copyright, trademark and trade secret protection may not be available in those jurisdictions.

    @plan has applied for registration of several trademarks in the United States. Only one of these applications, for @plan; has been approved to date, and there can be no assurance that the other applications will be approved in the future. Even if these applications are approved, the trademarks may be successfully challenged by others or invalidated. If the applications are not approved because third parties own the trademarks, the use of the trademarks will be restricted unless @plan enters into arrangements with the third parties which may be unavailable on commercially reasonable terms.

    There have been substantial amounts of litigation in the computer and online industries regarding intellectual property assets. Third parties may claim infringement by @plan with respect to current and future products, trademarks, or other proprietary rights, or @plan may counterclaim against these parties. Any such claims or counterclaims could be time-consuming, result in costly litigation, divert management's attention, cause product release delays, require @plan to redesign its products or require @plan to enter into royalty or licensing agreements, any of which could harm its business, financial condition and operating results. Such royalty and licensing agreements, if required, may not be available on terms acceptable to @plan, if at all.

EMPLOYEES

    As of September 30, 2000, @plan had 43 employees. @plan also contracts with independent contractors to develop its internally developed software systems and to support its information services personnel. @plan is not subject to any collective bargaining agreements, and it believes its relationship with its employees is good.

PROPERTIES

    @plan's principal executive offices are located in Stamford, Connecticut. @plan's lease for approximately 8,600 square feet at this location expires in February 2001; however, @plan is negotiating an amendment to the lease with the landlord to increase the square footage that it rents. @plan also leases approximately 2,400 square feet space for its sales and client service efforts in San Francisco, California. This lease expires in June 2002.

NO LEGAL PROCEEDINGS

    @plan is not a party to any material legal proceedings.

                     SECURITY OWNERSHIP OF @PLAN MANAGEMENT
                         AND CERTAIN BENEFICIAL OWNERS


    As of December 19, 2000, there were 11,332,770 shares of @plan common stock outstanding. The following table sets forth, as of December 19, 2000 unless otherwise noted, the beneficial ownership of each current director, each of the executive officers of @plan, the executive officers and directors as a group, and each @plan shareholder known to @plan's management to own beneficially more than 5% of the outstanding @plan common stock. In addition, as a result of entering into the shareholder agreements and the shareholder letters with @plan shareholders, the forms of which are attached as Appendix B and Appendix C, respectively, to this proxy statement/prospectus, DoubleClick may be deemed to be the beneficial owner of 5,509,100 shares of @plan common stock. DoubleClick disclaims beneficial ownership of such shares. Unless otherwise indicated, @plan believes that the beneficial owner set forth in the table has sole voting and investment power with respect to the number of shares set forth opposite such @plan shareholder's name.


                                                                              WARRANTS
                                                                             AND OPTIONS
                                                              SHARES         ACQUIRABLE
                                                           BENEFICIALLY        WITHIN      PERCENT OF
                NAME OF BENEFICIAL OWNER:                    OWNED(1)        60 DAYS(9)      CLASS
                -------------------------                    --------        ----------      -----
W. Patrick Ortale, III...................................   3,887,785(2)       103,185        34.2%
Entities associated with Richland Ventures...............   3,855,185(3)        75,185        34.0
Massey Burch Venture Fund I, L.P.........................   2,353,350(4)        73,350        20.7
Donald M. Johnston.......................................   2,353,350(4)        73,350        20.7
Entities associated with Blue Chip Venture Company.......     917,901(5)        17,901         8.1
John H. Wyant............................................     945,901(6)        45,901         8.3
FMR Corp.................................................     628,900(7)        --             5.5
Mark K. Wright...........................................     918,075          413,175         7.8
Karl A. Spangenberg......................................     438,720          430,170         3.7
Susan C. Russo...........................................     441,659          416,909         3.8
Nancy A. Lazaros.........................................     112,917          112,917         1.0
Gary R. Haynes...........................................     710,012(8)        58,012         6.2
Roger J. Thomson.........................................     154,670           30,470         1.4
Directors and executive officers as a group
  (9 persons)............................................   9,963,089                         76.5

---------


(1) Pursuant to the rules of the Securities and Exchange Commission, shares of common stock subject to options and warrants that are exercisable within 60 days of December 19, 2000 are deemed outstanding for the purpose of computing the holder's beneficial ownership (and the beneficial ownership of all executive officers and directors as a group, to the extent applicable).


(2) Represents 1,980,000 shares that are held by Richland Ventures, L.P. and 1,800,000 shares that are held by Richland Ventures II, L.P., and warrants for the purchase of 75,185 shares of common stock held by these two entities. Mr. Ortale is a general partner of Richland Partners, L.P. and Richland Partners II, L.P., their respective general partners. Mr. Ortale disclaims beneficial ownership of the shares and warrants held by these entities except to the extent of his pecuniary interest therein. Includes 4,600 shares held by the John Ryan Tyrell Trust, of which Mr. Ortale is trustee.

(3) Represents 1,980,000 shares that are held by Richland Ventures, L.P. and 1,800,000 shares that are held by Richland Ventures II, L.P. The address of the shareholder is 200 31st Avenue North, Suite 200, Nashville, Tennessee 37203-1205.

(4) All of these shares and warrants and options for the purchase of shares are held by Massey Burch Venture Fund I, L.P. Mr. Johnston is a general partner of MB Partners I, L.P., its general partner. Mr. Johnston disclaims beneficial ownership of the shares and warrants and options for the purchase of shares held by Massey Burch Venture Fund I, L.P. except to the extent of his pecuniary interest therein. The address of the shareholder is One Burton Hills Boulevard, Nashville, Tennessee 37215.
                                              (footnotes continued on next page)

(footnotes continued from previous page)

(5) Represents 765,000 shares that are held by Blue Chip Capital Fund II Limited Partnership and 135,000 shares that are held by Miami Valley Venture Fund, L.P. The address of the shareholders is 1100 Chiquita Center, 250 East 5th Street, Cincinnati, Ohio 45202.

(6) Represents 765,000 shares that are held by Blue Chip Capital Fund II Limited Partnership, 135,000 shares that are held by Miami Valley Venture Fund, L.P. and warrants for the purchase of 17,901 shares of common stock held by these entities. Mr. Wyant is a manager of their general partner and special limited partner, respectively. Mr. Wyant disclaims beneficial ownership of the shares and warrants held by these entities except to the extent of his pecuniary interest therein.

(7) Held as of February 28, 2000, pursuant to a letter from FMR dated February 29, 2000. FMR has sole dispositive power over all of the shares and sole voting power over none of the shares. The address of the shareholder is 82 Devonshire Street, Boston, Massachusetts 02109.

(8) Includes 90,000 shares held by the Gary R. Haynes 1994 Charitable Remainder Unitrust, of which Mr. Haynes is trustee. Includes 9,000 shares held by Joanne Haynes, Mr. Haynes' wife.

(9) Does not include the following options which are not exercisable within 60 days and become immediately vested and exercisable upon the merger with
    DoubleClick: Mr. Wright - 37,917; Mr. Spangenberg - 35,000; Ms.
    Russo - 32,083; Ms. Lazaros - 32,083.

                        SELECTED FINANCIAL DATA OF @PLAN

    The selected statement of operations data presented below for each of the years in the three-year period ended December 31, 1999, and the selected balance sheet data as of December 31, 1998 and 1999, are derived from @plan's financial statements that have been audited by Arthur Andersen, LLP, @plan's independent public accountants, and are included elsewhere in this proxy statement/prospectus. The selected statement of operations data presented below for the period of @plan's inception on May 29, 1996 to December 31, 1996, and the selected balance sheet data as of December 31, 1996 and 1997, are derived from @plan's financial statements that have been audited by Arthur Andersen, LLP, and are not included in this proxy statement/prospectus. The selected statement of operations data for the nine months ended September 30, 1999 and 2000, and the selected balance sheet data as of September 30, 2000 are derived from @plan's unaudited financial statements included elsewhere in this proxy statement/prospectus. These unaudited financial statements have been prepared on the same basis as @plan's audited financial statements and, in @plan's opinion, include all material adjustments, consisting only of normal recurring adjustments, necessary to present fairly the unaudited financial information. You should read the following selected financial information in conjunction with @plan's financial statements and the notes to those statements and 'Management's Discussion and Analysis of Financial Condition and Results of Operations of @plan' located elsewhere in this proxy statement/prospectus.

                                        PERIOD FROM
                                        MAY 29, 1996                                                  NINE MONTHS ENDED
                                       (INCEPTION) TO           YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                        DECEMBER 31,    ---------------------------------------   -------------------------
                                            1996           1997          1998          1999          1999          2000
                                            ----           ----          ----          ----          ----          ----
                                                                                                         (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
 Revenues............................    $ --           $   422,401   $ 3,108,356   $ 7,355,773   $ 4,970,959   $ 9,758,614
 Costs and expenses:
   Product costs.....................      487,239        1,744,366     2,360,042     4,657,281     2,810,575     7,602,961
   Selling and marketing.............      --               819,043     1,713,080     3,219,439     2,137,425     4,517,158
   General and administrative........      190,766          753,299     1,057,280     2,110,922     1,379,091     2,460,614
   Non-cash compensation expense.....      --               --             27,418       505,098       505,098       --
                                         ---------      -----------   -----------   -----------   -----------   -----------
    Total costs and expenses.........      678,005        3,316,708     5,157,820    10,492,740     6,832,189    14,580,733
                                         ---------      -----------   -----------   -----------   -----------   -----------
 Loss from operations................     (678,005)      (2,894,307)   (2,049,464)   (3,136,967)   (1,861,230)   (4,822,119)
 Interest income.....................       17,367           80,368       191,804     1,116,453       658,048     1,489,543
                                         ---------      -----------   -----------   -----------   -----------   -----------
 Net loss before income taxes........     (660,638)      (2,813,939)   (1,857,660)   (2,020,514)   (1,203,182)   (3,332,576)
 Income tax provision................      --               --             13,219        64,300        54,300        52,464
                                         ---------      -----------   -----------   -----------   -----------   -----------
 Net loss............................    $(660,638)     $(2,813,939)  $(1,870,879)  $(2,084,814)  $(1,257,482)  $(3,385,040)
                                         ---------      -----------   -----------   -----------   -----------   -----------
                                         ---------      -----------   -----------   -----------   -----------   -----------
 Basic and diluted loss per share....    $   (0.73)     $     (3.13)  $     (2.07)  $     (0.48)  $     (0.44)  $     (0.30)
                                         ---------      -----------   -----------   -----------   -----------   -----------
                                         ---------      -----------   -----------   -----------   -----------   -----------
 Weighted average shares
   outstanding.......................      900,000          900,000       901,993     7,146,699     5,808,580    11,257,770
                                         ---------      -----------   -----------   -----------   -----------   -----------
                                         ---------      -----------   -----------   -----------   -----------   -----------

                                                                        DECEMBER 31,
                                                    ----------------------------------------------------   SEPTEMBER 30,
                                                       1996         1997          1998          1999            2000
                                                       ----         ----          ----          ----            ----
                                                                                                            (UNAUDITED)
BALANCE SHEET DATA:
 Cash and cash equivalents........................  $1,608,370   $   832,338   $ 3,682,576   $34,817,991    $31,371,373
 Working capital..................................   1,511,997       726,217     3,716,071    33,559,911     30,667,493
 Total assets.....................................   1,625,616     1,559,175     6,026,481    39,122,353     36,720,290
 Mandatory redeemable convertible preferred
   stock..........................................   2,189,097     4,443,811     9,582,802       --             --
 Shareholders' equity (deficit)...................    (660,637)   (3,474,576)   (5,310,037)   34,832,651     31,757,298

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                  CONDITION AND RESULTS OF OPERATIONS OF @PLAN

    You should read the following discussion in conjunction with @plan's financial statements and the notes to those statements appearing elsewhere in this proxy statement/prospectus.

OVERVIEW

    @plan was founded in May 1996. During the period from May 1996 to December 31, 1996, its inception period, @plan had no revenues and was primarily engaged in the development and planning of its software and survey research infrastructures. In June 1997, @plan introduced its first product system, the @plan Gutenberg Advertising System. Since 1997, subscribers to this system have included Internet advertisers, advertising agencies and Web publishers and, to a lesser extent, online retailers and consumer brand marketers. During 1997, @plan generated revenues of approximately $422,000, and continued to build its sales and operations staff. During 1998, its first full year of sales, @plan continued to grow its client subscriber base and generated revenues of $3.1 million. Despite its growth in revenues, @plan incurred operating losses for the year, as its focus continued to be on expanding its client and user bases, product development and the hiring of additional sales, client service and operations personnel. During 1998, @plan opened a satellite office in San Francisco, California to service its existing West Coast clients and to expand its client base in this market. In December 1998, @plan introduced the @plan Kepler E-Business System specifically designed for online retailers and consumer brand marketers. In March 2000, @plan launched its first highly targeted vertical market research system, the Darwin E-Retail System which focuses on the automotive, travel and merchandising e-commerce sector.

    @plan derives all of its revenues from the sale of subscriptions to its systems. The subscription contracts are generally non-cancelable for a period of one year and most automatically renew unless @plan receives notice of termination from the client prior to the anniversary date. Clients typically pay contract fees on an annual, quarterly or monthly basis which are recorded as deferred revenue until the revenue is recognized. Revenue is recognized on a straight line basis over the non-cancelable contract period, generally 12 months. Upon renewal, many of the subscription rates increase automatically in accordance with contract provisions. These automatic increases are generally higher in the first two renewal years than in subsequent renewal years where the rate adjustment is based on increases in the Consumer Price Index, or CPI. @plan has experienced a contract renewal rate in excess of 90% from inception through September 30, 2000. The renewal rate is not necessarily indicative of the rate of future retention of @plan's revenue base.

    One measure of the volume of @plan's business is 'contract value' which represents the annualized value of all contracts in effect at a given point in time, without regard to the duration of contracts then outstanding and without deducting revenue already recognized under these contracts. @plan's contract value was $1.6 million at December 31, 1997, $4.6 million at December 31, 1998, $10.4 million at December 31, 1999 and $15.4 million at September 30, 2000. As of September 30, 2000, @plan has recognized $7.1 million of revenues of the $15.4 million in contract value.

    @plan's revenues, and as a result its operating margins, will fluctuate depending on its product and customer mix. Annual subscriptions to the @plan Kepler E-Business System and the @plan Darwin E-Retail System are typically priced higher than annual subscriptions to the @plan Gutenberg Advertising System. Moreover, annual subscription pricing and renewal pricing are often negotiated and may vary based on the volume of subscriptions being sold to the client. Variations in product or client mix could cause @plan's revenues and operating results to fluctuate on a quarterly or annual basis.

    Product costs consist primarily of amounts paid to The Gallup Organization for quarterly collection of data used in @plan's market research systems. From time to time @plan will engage Gallup on a case-by-case basis to collect additional data. In the past, these additional engagements have caused @plan's data collection costs to fluctuate from quarter to quarter, and it expects quarterly data collection costs to continue to fluctuate as it plans to continue to use Gallup for additional data collection. Product costs will also increase during the remainder of 2000 and in future periods as @plan continues to develop additional highly targeted vertical market research systems. @plan's second vertical system, the Emerson System, is scheduled for release at the beginning of the fourth quarter of 2000.

    Also included in product costs are software development costs which consist primarily of the amortization of capitalized software development costs and, to a lesser extent, other non-capitalized technology expenses such as Web site maintenance. Software development costs represent direct expenses incurred to improve or enhance @plan's systems, including increasing access speeds, designing new user interfaces and developing new system modules. As of September 30, 2000, @plan had approximately $461,000 in capitalized software development costs which will be amortized and expensed as product costs over the next one to three years. See note 2 of the notes to @plan's financial statements for an explanation of the accounting for @plan's software development costs.

    @plan has incurred significant losses since inception and as of September 30, 2000, @plan had an accumulated deficit of $12.1 million. @plan's net losses and accumulated deficit resulted from its lack of substantial revenues and the significant costs incurred in the development of its systems and in the establishment of its operations infrastructure. Additionally, @plan's historical net losses and accumulated deficit were increased by a $1.3 million non-cash preferred stock dividend in connection with the beneficial conversion feature associated with warrants issued to the holders of its preferred stock upon the consummation of its initial public offering. @plan intends to invest in the development of new products, the enhancement of its current systems and in the expansion of its sales force. As a result, @plan expects to incur additional losses at least through December 31, 2000.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 1999 AND SEPTEMBER 30, 2000

    Revenues. Total revenues increased 96% from $5.0 million for the nine months ended September 30, 1999 to $9.8 million for the nine months ended
September 30, 2000. The increase in revenues resulted principally from an increase of $3.3 million in recurring revenues from the retention of existing clients. These renewals reflect higher subscription rates than those in place during the initial term of these contracts, in accordance with contract provisions. Additionally, @plan experienced increased revenues of $1.5 million from subscription sales to new clients, including revenues from its @plan Kepler E-Business System launched in December 1998. During the quarter, @plan had minimal revenues from its Darwin E-Retail system, as it was not launched until March 2000.

    Product Costs. Product costs consist primarily of amounts paid to Gallup for quarterly collection of data used in @plan's market research systems and software development costs. Product costs increased 171% from $2.8 million for the nine months ended September 30, 1999 to $7.6 million for the nine months ended September 30, 2000. This increase was due primarily to an increase of $2.9 million in additional data collection costs and software development costs associated with the introduction of @plan's Darwin E-Retail system. In addition, @plan incurred costs of $1.3 million in connection with the Emerson System, its second vertical target market planning system. Consistent with its strategy, @plan is currently developing additional highly targeted vertical market research systems. As a result, it anticipates continuing to incur increased data collection and software costs during the remainder of 2000 and in future periods.

    Selling and Marketing. Selling and marketing costs consist primarily of the personnel expenses associated with the sale and service of @plan's systems, including commissions, public relations costs and marketing expenses. Selling and marketing costs increased 111% from $2.1 million for the nine months ended September 30, 1999 to $4.5 million for the nine months ended September 30, 2000. This increase was due largely to the expansion of @plan's sales force and client service team, commissions associated with increased sales, and to a lesser extent, company branding initiatives. Selling and marketing costs will increase as @plan continues to expand its sales force and introduce new products.

    General and Administrative. General and administrative expenses consist primarily of salaries and related costs for @plan's administrative, financial and information technology personnel, professional fees, occupancy costs and general office expenses. General and administrative expenses increased 78% from $1.4 for the nine months ended September 30, 1999 as compared to $2.5 million for the nine months ended September 30, 2000. This increase was primarily due to the increase in personnel needed to support @plan's expanding operations and related costs as well as costs related to being a public company including directors' and officers' liability insurance. @plan anticipates hiring additional personnel and expects general and administrative expenses will increase in future periods.

    Interest income. Interest income consists of interest on @plan's cash and cash equivalents. Interest income was approximately $658,000 for the nine months ended September 30, 1999 as compared to $1.5 million for the nine months ended September 30, 2000. The increase in interest income was primarily attributable to the higher cash balances during the nine months ended September 30, 2000 as a result of net proceeds from @plan's initial public offering of common stock in May 1999.

    Net loss. @plan's net loss increased 169% from $1.3 million for the nine months ended September 30, 1999 to $3.4 million for the nine months ended September 30, 2000. This increase was primarily attributable to an increase of $4.2 million in products costs incurred during the nine months ended
September 30, 2000 in connection with the development of its vertical systems.

    Loss per share. The loss per share amount for the nine months ended September 30, 2000 was $0.30. Included in the loss per share amount for the nine months ended September 30, 1999 of $0.44, is a $1.3 million non-cash preferred stock dividend in connection with the beneficial conversion feature associated with warrants issued to the holders of @plan's preferred stock upon the consummation of its initial public offering. Excluding the effect of this charge, the loss per share for the nine months ended September 30, 1999 was $0.22.

YEAR ENDED DECEMBER 31, 1998 AND DECEMBER 31, 1999

    Revenues. Total revenues increased 137% from $3.1 million in 1998 to $7.4 million in 1999. The increase in revenues resulted principally from an increase of $2.8 million in recurring revenues from the retention of existing clients. Additionally, @plan experienced increased growth of $1.5 million in its subscription sales to new clients, including revenues from its @plan Kepler E-Business System launched in December 1998.

    Product Costs. Product costs consist primarily of amounts paid to Gallup for quarterly collection of data used in @plan's market research systems and software development costs. Product costs increased 97% from $2.4 million in 1998 to $4.7 million in 1999. This increase was due primarily to an increase of $1.7 million in additional data collection costs and an increase of approximately $604,000 in software development costs associated primarily with the introduction of the @plan Kepler E-Business system and the development of @plan's first highly targeted vertical market research system focusing on the automotive, travel and merchandising e-commerce sector system. @plan's strategy includes the continued development and introduction of new products. As a result, @plan anticipates incurring increased data collection and software costs during 2000 and in future periods as it continues to develop additional products.

    Selling and Marketing. Selling and marketing costs consist primarily of personnel expenses associated with the sale and service of @plan's systems, including commissions, public relations costs and, to a lesser extent, marketing expenses. Selling and marketing costs increased 88% from $1.7 million in 1998 to $3.2 million in 1999. This increase was due largely to the expansion of @plan's sales force and client service team and commissions associated with increased sales. Selling and marketing costs will increase as @plan continues to expand its sales force and introduce new products.

    General and Administrative. General and administrative expenses consist primarily of salaries and related costs for @plan's administrative, financial and information technology personnel, professional fees, occupancy costs and general office expenses. General and administrative expenses increased 95% from $1.1 million in 1998 to $2.1 million in 1999. This increase was primarily due to the increase in personnel needed to support @plan's expanding operations and related costs and the additional costs related to being a public company, including directors' and officers' liability insurance, investor relations programs and professional services fees. Accordingly, general and administrative expenses will increase in future periods.

    Non-cash compensation expense. During the first quarter of 1999, @plan issued 47,340 options to its employees. These options had an exercise price that was $10.67 less per share than the fair market value of @plan common stock on the date of grant. The options fully vested on the date of the initial public offering. In accordance with the Accounting Principles Board Opinion No. 25, 'Accounting for Stock Issued to Employees,' @plan recognized compensation expense of approximately $505,000 during 1999. See note 6 of Notes to Financial Statements.

    Interest income. Interest income consists of interest earned on cash and cash equivalents. Interest income was approximately $192,000 in 1998 as compared to $1.1 million in 1999. The increase in interest income was primarily attributable to the higher cash balances during 1999 as a result of net proceeds from the sale of @plan common stock in its initial public offering in May 1999.

YEARS ENDED DECEMBER 31, 1997 AND DECEMBER 31, 1998

    Revenues. Total revenues increased to $3.1 million in 1998 from approximately $422,000 in 1997. The growth in revenues during 1998 resulted principally from a $2.2 million increase in subscription sales for the @plan Gutenberg Advertising System during @plan's first full year of sales efforts, as well as an approximate $455,000 increase in recurring revenues from the retention of existing clients. @plan had nominal revenues from subscription sales of the @plan Kepler E-Business System in 1998 as it was not introduced until December 1998.

    Product Costs. Product costs increased to $2.4 million in 1998 from $1.7 million in 1997 due primarily to ongoing data collection costs associated with the @plan Gutenberg Advertising System and additional data collection costs associated with the December 1998 launch of the @plan Kepler E-business System.

    Selling and Marketing. Selling and marketing costs increased to $1.7 million in 1998 from approximately $819,000 in 1997. The increase was due largely to the expansion of @plan's sales force and client service team and commissions associated with increased sales.

    General and Administrative Expenses. General and administrative expenses were approximately $753,000 in 1997 and $1.1 million in 1998. The increase was primarily attributable to the increase in staffing levels to manage and support @plan's expanding operations.

    Interest Income. Interest income was approximately $80,000 in 1997 and approximately $192,000 in 1998. The increase in 1998 was primarily due to a higher investment balance as a result of net proceeds of $5.1 million from @plan's sale of preferred stock in 1998.

SELECTED UNAUDITED QUARTERLY OPERATING RESULTS

    The following tables set forth selected unaudited statements of operations data for the eleven quarters ended September 30, 2000, both in absolute dollars and as a percentage of total revenues. The information for each quarter has been prepared on substantially the same basis as the audited statements included in other parts of this filing and, in @plan's opinion, includes all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results of operations for these periods. You should read this information in conjunction with @plan's financial statements and the notes to those statements included elsewhere in this proxy statement/prospectus. The operating results for any quarter are not necessarily indicative of the results to be expected in the future.

                                                        QUARTER ENDED
                                                         (UNAUDITED)
                       --------------------------------------------------------------------------------
                       MARCH 31,     JUNE 30,    SEPTEMBER 30,   DECEMBER 31,   MARCH 31,     JUNE 30,
                          1998         1998          1998            1998          1999         1999
                          ----         ----          ----            ----          ----         ----
Revenues.............  $  469,168   $  633,281    $  899,026      $1,106,881    $1,337,122   $1,623,996
Costs and expenses:
    Product costs....     407,649      671,153       572,010         709,230       740,480      805,286
    Selling and
      marketing......     294,811      420,265       483,496         514,508       539,160      699,416
    General and
    administrative...     181,915      189,675       345,345         340,345       402,750      418,029
    Non-cash
      compensation
      expense........      --           --           --               27,418        30,060      475,038
                       ----------   ----------    ----------      ----------    ----------   ----------
        Total costs
          and
          expenses...     884,375    1,281,093     1,400,851       1,591,501     1,712,450    2,397,769
                       ----------   ----------    ----------      ----------    ----------   ----------
Loss from
  operations.........    (415,207)    (647,812)     (501,825)       (484,620)     (375,328)    (773,773)
                       ----------   ----------    ----------      ----------    ----------   ----------
Interest Income......      52,710       45,709        47,198          46,187        36,730      185,978
                       ----------   ----------    ----------      ----------    ----------   ----------
Net loss before
  taxes..............    (362,497)    (602,103)     (454,627)       (438,433)     (338,598)    (587,795)
Income tax
  provision..........       4,921       --           --                8,298         3,300       41,000
                       ----------   ----------    ----------      ----------    ----------   ----------
Net loss.............  $ (367,418)  $ (602,103)   $ (454,627)     $ (446,731)   $ (341,898)  $ (628,795)
                       ----------   ----------    ----------      ----------    ----------   ----------
                       ----------   ----------    ----------      ----------    ----------   ----------

                                           PERCENTAGE OF REVENUES
                       -------------------------------------------------------------------
Revenues............        100.0%       100.0%        100.0%          100.0%        100.0%       100.0%
Costs and expenses:
    Product costs....        86.9        106.0          63.6            64.1          55.4         49.6
    Selling and
      marketing......        62.8         66.3          53.8            46.5          40.3         43.1
    General and
    administrative...        38.8         30.0          38.4            30.7          30.1         25.7
    Non-cash
      compensation
      expense........      --           --           --                  2.5           2.2         29.3
                       ----------   ----------    ----------      ----------    ----------   ----------
        Total costs
          and
          expenses...       188.5        202.3         155.8           143.8         128.0        147.7
                       ----------   ----------    ----------      ----------    ----------   ----------
Loss from
  operations.........       (88.5)      (102.3)        (55.8)          (43.8)        (28.0)       (47.7)
                       ----------   ----------    ----------      ----------    ----------   ----------
Interest income......        11.2          7.2           5.2             4.2           2.7         11.5
                       ----------   ----------    ----------      ----------    ----------   ----------
Net loss before
  taxes..............       (77.3)       (95.1)        (50.6)          (39.6)        (25.3)       (36.2)
Income tax
  provision..........         1.0       --           --                  0.8           0.2          2.5
                       ----------   ----------    ----------      ----------    ----------   ----------
Net loss.............       (78.3)%      (95.1)%       (50.6)%         (40.4)%       (25.5)%      (38.7)%
                       ----------   ----------    ----------      ----------    ----------   ----------
                       ----------   ----------    ----------      ----------    ----------   ----------

                                                             QUARTER ENDED
                                                              (UNAUDITED)
                                ------------------------------------------------------------------------
                                SEPTEMBER 30,   DECEMBER 31,    MARCH 31,     JUNE 30,     SEPTEMBER 30,
                                    1999            1999          2000          2000           2000
                                    ----            ----          ----          ----           ----
Revenues......................   $2,009,841      $2,384,814    $ 2,835,298   $ 3,310,712    $ 3,612,604
Costs and expenses:
    Product costs.............    1,264,809       1,846,706      2,131,675     2,588,884      2,882,402
    Selling and marketing.....      898,849       1,082,014      1,341,068     1,734,847      1,441,242
    General and
      administrative..........      558,312         731,831        782,583       752,528        925,503
    Non-cash compensation
      expense.................      --              --             --            --             --
                                 ----------      ----------    -----------   -----------    -----------
        Total costs and
          expenses............    2,721,970       3,660,551      4,255,326     5,076,259      5,249,147
                                 ----------      ----------    -----------   -----------    -----------
Loss from operations..........     (712,129)     (1,275,737)    (1,420,028)   (1,765,547)    (1,636,543)
Interest Income...............      435,340         458,405        478,777       500,328        510,438
                                 ----------      ----------    -----------   -----------    -----------
Net loss before taxes.........     (276,789)       (817,332)      (941,251)   (1,265,219)    (1,126,105)
Income tax provision..........       10,000          10,000         18,624        27,813          6,027
                                 ----------      ----------    -----------   -----------    -----------
Net loss......................   $ (286,789)     $ (827,332)   $  (959,875)  $(1,293,032)   $(1,132,132)
                                 ----------      ----------    -----------   -----------    -----------
                                 ----------      ----------    -----------   -----------    -----------

                                                         PERCENTAGE OF REVENUES
                                ------------------------------------------------------------------------
Revenues......................        100.0%          100.0%         100.0%        100.0%         100.0%
Costs and expenses:
    Product costs.............         63.0            77.4           75.2          78.2           79.8
    Selling and marketing.....         44.7            45.4           47.3          52.4           39.9
    General and
      administrative..........         27.8            30.7           27.6          22.7           25.6
    Non-cash compensation
      expense.................      --              --             --            --             --
                                 ----------      ----------    -----------   -----------    -----------
        Total costs and
          expenses............        135.5           153.5          150.1         153.3          145.3
                                 ----------      ----------    -----------   -----------    -----------
Loss from operations..........        (35.5)          (53.5)         (50.1)        (53.3)         (45.3)
                                 ----------      ----------    -----------   -----------    -----------
Interest income...............         21.7            19.2           16.9          15.1           14.1
                                 ----------      ----------    -----------   -----------    -----------
Net loss before taxes.........        (13.8)          (34.3)         (33.2)        (38.2)         (31.2)
Income tax provision..........          0.5             0.4            0.7           0.9            0.1
                                 ----------      ----------    -----------   -----------    -----------
Net loss......................        (14.3)%         (34.7)%        (33.9)%       (39.1)%        (31.3)%
                                 ----------      ----------    -----------   -----------    -----------
                                 ----------      ----------    -----------   -----------    -----------

FACTORS AFFECTING QUARTERLY OPERATING RESULTS


    @plan's revenues increased during each quarter of 2000, 1999 and 1998. Quarterly revenue increased 35% from the first quarter of 1998 to the second quarter, 42% from the second quarter to the third quarter, 23% from the third quarter to the fourth quarter, 21% from the fourth quarter of 1998 to the first quarter of 1999, 21% from the first quarter to the second quarter, 24% from the second quarter to the third quarter, 19% from the third quarter to the fourth quarter, 19% from the fourth quarter of 1999 to the first quarter of 2000, 17% from the first quarter to the second quarter and 9% from the second quarter to the third quarter. These increases were due to the growth in sales of subscriptions to the @plan Gutenberg Advertising System, the effects of subscription renewals, which began in the third quarter of 1998 and sales of the @plan Kepler E-Business System, which was introduced in December 1998. These renewals reflect higher subscription rates than those in place during the initial term of these contracts, in accordance with contract provisions.



    Operating costs and expenses increased 45% from the first quarter of 1998 to the second quarter, 9% from the second quarter to the third quarter, 14% from the third quarter to the fourth quarter, 8% from the fourth quarter of 1998 to the first quarter of 1999, 40% from the first quarter to the second quarter, 14% from the second quarter to the third quarter, increased 34% from the third quarter to the fourth quarter, 16% from the fourth quarter of 1999 to the first quarter of 2000, 19% from the first quarter to the second quarter and 3% from the second quarter to the third quarter. These increases were due primarily to additions of sales and administrative personnel to sustain @plan's growth and new product development costs. Operating costs and expenses in the second quarter of 1999 were impacted by product development costs associated with @plan's U.S. population data collection, which was included with the @plan Kepler E-Business System beginning in the fourth quarter of 1999. Loss from operations increased during the year due to the increased costs associated with the development of additional products.



    Interest income increased as a result of @plan's higher cash balance associated with the sale of its common stock during the second quarter of 1999.


    @plan's operating results have varied on a quarterly basis and are expected to fluctuate significantly in the future as a result of a variety of factors, many of which are outside its control. Factors that may affect @plan's quarterly operating results include:

     acceptance of the Web as an advertising medium;

     the development of the electronic commerce market;

     acceptance of its products and services;

     the amount and timing of operating costs and capital expenditures relating to expansion of its business, including its planned development of more detailed market research systems;

     variations in product or client mix, as pricing may vary based on the volume and type of subscription being sold to a client;

     its ability to expand its customer base and retain current clients;

     new competitors;

     general economic conditions as well as economic conditions specific to the Internet;

     its ability to attract and retain qualified sales and other personnel;

     technical difficulties or service interruptions; and

     strategic pricing changes, marketing decisions or acquisitions.

    @plan's limited operating history and the emerging nature of its business make prediction of future revenues difficult. Its expense levels are based, in part, on its expectations with regard to future revenues, and to a large extent such expenses are fixed, particularly in the short term. @plan cannot assure you that it will be able to predict its future revenue accurately and it may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in its expectations could cause significant declines in its quarterly operating results.

LIQUIDITY AND CAPITAL RESOURCES

    As of September 30, 2000, @plan had $31.4 million in cash and cash equivalents as compared to $34.7 million as of September 30, 1999. In May 1999, @plan consummated its initial public offering by selling 2,500,000 shares of its common stock at a price of $14.00 per share. Net proceeds from the initial public offering, net of underwriting discounts and offering costs, were $31.7 million. Prior to its initial public offering, @plan had financed its operations primarily through the private placement of preferred stock. Net proceeds from the sales of convertible preferred stock from inception through September 30, 2000 have totaled $9.6 million.

    Net cash used in operating activities was $2.8 million in 1997, $1.8 million in 1998, approximately $100,000 in 1999 and $3.2 million for the nine months ended September 30, 2000. Cash used in operating activities in each period was primarily attributable to net operating losses and increases in accounts receivable which were partially offset by increases in deferred revenue and accrued expenses.

    Deferred revenue increased from approximately $367,000 at December 31, 1997 to $1.1 million at December 31, 1998, to $2.5 million at December 31, 1999 and to $2.6 million at September 30, 2000. Deferred revenue represents amounts invoiced under contract prior to @plan's rendering of services to the client. Unbilled accounts receivable increased from approximately $91,000 at December 31, 1997 to approximately $245,000 at December 31, 1998, decreased to approximately $181,000 at December 31,

1999 and increased to approximately $421,000 at September 30, 2000. Unbilled accounts receivable represents the value of services provided prior to invoicing.

    Net cash used in investing activities was approximately $214,000 in 1997, $533,000 in 1998, $904,000 in 1999 and $523,000 for the nine months ended
September 30, 2000. Cash used in investing activities in each period was primarily attributable to software development costs and purchases of property and equipment.

    Net cash provided by financing activities was $2.3 million in 1997, $5.1 million in 1998, $32.1 million in 1999 and approximately $310,000 for the nine months ended September 30, 2000. Cash provided by financing activities in each period was primarily attributable to the proceeds from the sale of preferred stock, net of issuance costs and the sale of common stock through the initial public offering, net of issuance costs.

    @plan believes that its current cash and cash equivalents, which includes the proceeds from its initial public offering, will be sufficient to meet its working capital and capital expenditure requirements through 2001. Thereafter, @plan may be required to raise additional funds. If additional funds are raised through the issuance of equity securities, its shareholders may experience significant dilution. There can be no assurance that additional funding, if needed, will be available on attractive terms, or at all. If financing is not available when required or is not available on acceptable terms, @plan may be unable to develop or enhance its products or services. The failure to raise capital when needed could harm its business, operating results and financial condition.

COMMITMENTS AND CONTINGENCIES

    @plan has no material commitments other than its leases for its corporate headquarters and its office in San Francisco and obligations under its agreement with Gallup. @plan's agreement with Gallup provides it with initial baseline data and quarterly tracking data collection. The agreement has a one-year term with nine successive one-year renewals and is cancelable by @plan upon 90-days' written notice prior to an anniversary date. The annual renewal provides for CPI increases to the associated fees. During the third quarter of 1999 and the first quarter of 2000, @plan entered into additional agreements with Gallup to provide @plan with initial baseline data and quarterly tracking data collection for its targeted vertical market research system. These agreements extend through August 2009 and September 2006, respectively, and are cancelable by @plan upon 90-days' written notice prior to an anniversary date. @plan's strategy includes the development and introduction of additional vertical systems and new products. As @plan continues to develop additional products, it anticipates incurring increased data collection through 2000 and in future periods.

RECENT ACCOUNTING PRONOUNCEMENTS

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ('SAB') No. 101, 'Revenue Recognition in Financial Statements.' SAB No. 101 expresses the views of the Securities and Exchange Commission staff in applying generally accepted accounting principles to certain revenue recognition issues. In June 2000, the Securities and Exchange Commission issued SAB No. 101B to defer the effective date of the implementation of SAB
No. 101 until the fourth quarter of fiscal 2000. Management is currently evaluating the impact of adopting this SAB, but does not believe that this SAB will have a material impact on its financial position or its results of operations.

    In June 1998, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards ('SFAS') No. 133, 'Accounting for Derivatives and Hedging Activities.' The Statement establishes accounting and reporting standards for derivative instruments (including certain derivative instruments embedded in other contracts) and for hedging activities. SFAS No. 133 is effective for all fiscal quarters beginning after June 15, 2000 (as amended by SFAS No. 138) and will not require retroactive restatement of prior-period financial statements. The Company believes that the adoption of these statements will not have a significant impact on the Company's financial results.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    The carrying values of financial instruments including cash and cash equivalents, accounts receivable, accounts payable and notes payable, approximate fair value because of the short maturity of these instruments.

    @plan's results of operations, financial position, and cash flows are not materially affected by changes in the relative values of non-U.S. currencies to the U.S. dollar. @plan does not use derivative financial instruments to limit its foreign currency risk exposure.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

    @plan's board of directors has selected Arthur Andersen LLP to serve as independent auditors for the current fiscal year. Arthur Andersen LLP has served as its independent auditors since November 11, 1998. On November 11, 1998, @plan dismissed Kraft Bros, Esstman Patton & Harrell, PLLC as its independent accountants. Kraft Bros' reports on the financial statements for the years ended December 31, 1996 and 1997 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. The decision to change independent accountants was approved by @plan's board of directors. During the years ended December 31, 1996 and 1997 and through November 11, 1998 there were no reportable events, as defined in regulations of the Securities and Exchange Commission, or disagreements with Kraft Bros on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure. Prior to retaining Arthur Andersen LLP, @plan had not consulted with Arthur Andersen LLP regarding accounting principles.

                       COMPARISON OF STOCKHOLDERS' RIGHTS

    @plan is a Tennessee corporation subject to the provisions of the Tennessee Business Corporation Act, or the TBCA. DoubleClick is a Delaware corporation subject to the provisions of the Delaware General Corporation Law, or the DGCL. In the event that DoubleClick elects to pay the merger consideration in a combination of cash and DoubleClick common stock, shareholders of @plan, upon consummation of the merger, will become stockholders of DoubleClick, whose rights will then be governed by the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws of DoubleClick, and by the DGCL. The following is a summary of the material differences in the rights of the shareholders of @plan and the rights of the stockholders of DoubleClick and is qualified in its entirety by reference to the governing law and the certificate of incorporation or charter and bylaws of DoubleClick and @plan.

REQUIRED VOTE FOR AUTHORIZATION OF SPECIAL ACTIONS

    The TBCA provides that the recommendation of a corporation's board of directors and the affirmative vote of a majority of the outstanding shares of common stock entitled to vote would generally be required to approve a merger, share exchange, amendment to the charter or a transaction to sell, lease, exchange or otherwise dispose of all or substantially all of a corporation's assets other than in the regular course of business. In accordance with the TBCA, submission by a corporation's board of directors of these types of actions, may be conditioned on any basis, including, without limitation, conditions regarding a supermajority voting requirement or that no more than a predetermined number of shares indicate that they will seek dissenters' rights if those rights are available.

    The vote of a majority of the outstanding shares of @plan common stock is required to amend the @plan charter. The @plan bylaws may be adopted, amended or repealed by a majority of the outstanding shares of @plan common stock entitled to vote or by a majority vote of the board of directors. However, the @plan charter provides that the affirmative vote of two-thirds of the shares entitled to vote at an election of directors is required to adopt an amendment to the charter or bylaws that alters the composition or the rights and privileges of the board of directors or the ability of the officers or directors to call a special shareholders' meeting.

    The DGCL generally provides that the recommendation of a corporation's board of directors and an approval of the majority of the outstanding shares of a corporation's common stock entitled to vote is generally required to affect a merger or consolidation, to amend a certificate of the corporation in most instances and to sell, lease or exchange all or substantially all of the corporation's assets. An authorization by the DoubleClick board, followed by the affirmative vote of a majority of the outstanding shares of DoubleClick stock, is required for an amendment to DoubleClick's Amended and Restated Certificate of Incorporation. DoubleClick's Amended and Restated Bylaws may be adopted, amended or repealed by a majority of the votes cast by stockholders entitled to vote or by a majority vote of the directors.

NUMBER OF DIRECTORS; REMOVAL OF DIRECTORS

    The number of directors of @plan is determined by @plan's bylaws and is presently six persons. The board of directors of @plan is divided into three classes, each as nearly equal in number as possible, with one class being elected annually to a three year term. A director may be removed for any reason with the approval of the holders of a majority of the shares entitled to vote at an election of directors.

    The number of directors of DoubleClick is determined by the bylaws and is presently eight persons. The board of directors of DoubleClick is divided into three classes, each as nearly equal in number as possible, with one class being elected annually to a three year term. A director may only be removed for cause and only by the holders of more than two-thirds of the shares entitled to vote at an election of directors.

LIMITATION OF LIABILITY; INDEMNIFICATION

    As permitted by Tennessee law, the @plan charter contains a provision that eliminates the personal liability of directors to the corporation or to its shareholders for damages for breaches of fiduciary duty. However, a director may be personally liable where his acts or omissions:

         are in breach of the director's duty of loyalty to @plan or its shareholders;

         were not in good faith or involved intentional misconduct or a knowing violation of the law; or

         involved transactions from which the director received an unlawful distribution.

    The @plan charter provides that the corporation will indemnify its directors, officers, employees or agents for any liability incurred in their official capacity to the maximum extent permissible under Tennessee law. Under Tennessee law, a corporation may indemnify any person made, or threatened to be made, a party to any action or proceeding (other than a shareholder derivative suit) because he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or firm. In order to be indemnified, the director, officer, employee or agent:

         must have acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interest of the corporation; and

         with respect to a criminal proceeding, must not have reasonable cause to believe that his or her conduct was unlawful.

    In the case of shareholder derivative suits under Tennessee law, the corporation cannot indemnify an individual where there is any claim, issue or matter in which the individual has been found liable to the corporation.

    Under the TBCA, a corporation must indemnify a director or officer who successfully defends himself or herself in a proceeding to which he or she was a party because of his or her position as a director or officer against expenses actually and reasonably incurred by the person. Expenses incurred by an officer or director in defending any civil or criminal proceeding may be paid by the corporation in advance of the final disposition of the proceeding upon:

         receipt of an undertaking by or on behalf of the director or officer to repay the amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation;

         a written affirmation of the director's or officer's good faith belief that the director or officer has acted in good faith, reasonably believes the director's or officer's conduct was in the best interest of the corporation and had no reasonable cause to believe that the director's or officer's conduct was unlawful; and

         a determination is made that facts then known to those making the determination would not preclude indemnification under the TBCA.

    The indemnification and expense advancement provisions under Tennessee law described above are not exclusive of other rights of indemnification and advancement that a director or officer may be granted by a corporation in its bylaws or by a vote of shareholders or disinterested directors or by an agreement.

    As permitted by Delaware law, DoubleClick's Amended and Restated Certificate of Incorporation contains a provision that eliminates the personal liability of directors to the corporation or to its shareholders for damages for breaches of fiduciary duty, except where the director's acts or omissions:

         were in breach of the director's duty of loyalty to DoubleClick or its stockholders;

         were not in good faith or involved intentional misconduct or a knowing violation of the law;

         resulted in a violation of a statute prohibiting certain dividend payments or stock purchases or redemptions; or

         involved transactions from which the director derived an improper personal benefit.

    DoubleClick's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide that it will indemnify its directors, officers, employees or agents for any liability incurred in their official capacity to the maximum extent permissible under Delaware law. Under Delaware law, a corporation may indemnify any person made or threatened to be made a party to any action or proceeding (other than shareholder derivative suits) because he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation, as a director, officer, employee or agent of another corporation or firm. In order to be indemnified, the director, officer, employee or agent must act in good faith and in a manner he or she reasonably believed to be in, and not opposed to, the best interest of the corporation, and in respect to a criminal proceeding, must have no reasonable cause to believe that his or her conduct was unlawful.

    In the case of stockholder derivative suits under Delaware law, the corporation may also indemnify if the director, officer, employee or agent acted in good faith and in a manner the director reasonably believed to be in, and not opposed to, the best interest of the corporation. Unless a court finds that an individual is fairly and reasonably entitled to indemnity, the corporation cannot indemnify an individual in stockholder derivative suits where there is any claim, issue or matter in which the individual has been found liable to the corporation.

    Under the DGCL, a corporation must indemnify a director or officer who successfully defends himself or herself in a proceeding to which he or she was a party because of his or her position as a director or officer for expenses actually or reasonably incurred by the person. Expenses incurred by an officer or director in defending any civil or criminal proceeding may be paid by the corporation in advance of the final disposition of the proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined that he or she is not entitled to be indemnified by the corporation. The indemnification and expense advancement provisions under Delaware law described above are not exclusive of other rights of indemnification and advancement that a director or officer may be granted by a corporation in its bylaws or by a vote of shareholders or disinterested directors or by an agreement.

ANNUAL MEETING OF STOCKHOLDERS; SPECIAL MEETINGS OF STOCKHOLDERS

    The annual meeting of @plan shareholders must be held on a date and at a place fixed by the @plan board of directors. A special shareholders' meeting may be called, for any purpose, by a majority of the @plan board of directors or the chairman of the board. The special shareholders' meeting may be held at the place, on the date and at the time that the board determines. @plan shareholders do not have the right to call a special shareholders' meeting.

    The annual meeting of DoubleClick stockholders must be held on a date and at a place fixed by the DoubleClick board of directors. A special stockholders' meeting may be called at any time by DoubleClick's president and must be called by its president or Secretary at the request of two-thirds of the board of directors. DoubleClick stockholders do not have the right to call a special stockholders' meeting.

STOCKHOLDER INSPECTION RIGHTS AND STOCKHOLDER LISTS

    Under the TBCA, any @plan shareholder is entitled to inspect and copy the minutes of shareholder meetings, the charter, the bylaws, annual reports and other records of the corporation during regular business hours at the corporation's principal office. Any inspection and copying is permitted if the shareholder gives the corporation timely written notice of his or her demand and if the demand is made in good faith and for a proper purpose. In addition, the demand must describe with reasonable particularity the shareholder's purpose for inspecting and copying these types of records and documents.

    Under the DGCL, any DoubleClick stockholder is entitled to inspect and copy books and records, including the corporation's stock ledger, and a list of the stockholders. These inspection and copying rights are permitted as long as the inspection is for a proper purpose and must be accomplished during the usual hours of business.

STOCKHOLDER ACTION WITHOUT A MEETING

    Under @plan's bylaws, action required or permitted by the TBCA to be taken at a shareholders' meeting may not be taken without a meeting.

    Similarly, DoubleClick's Amended and Restated Certificate of Incorporation provides that its stockholders may act only at duly called annual or special meetings of stockholders, not by written consent.

STOCKHOLDER PROPOSALS

    An @plan shareholder wishing to bring business before the annual shareholders' meeting must provide timely notice to @plan's Secretary at its principal executive offices. The notice must be received not later than 120 days prior to the first anniversary of the date that @plan's notice of the previous year's annual meeting was provided to the shareholders. If there was no annual meeting the previous year, or if the annual meeting has been changed to be more than 30 days earlier or 60 days after that anniversary, then the shareholder's notice must be received no more than 90 days before nor later than 60 days prior to the date of such annual meeting or no later than ten days following the day on which the corporation first made a public announcement of the meeting date.

    The @plan shareholder's written notice must include:

         the name and record address of the shareholder;

         the number and class of shares of stock owned beneficially or of record by the shareholder;

         a representation that the shareholder is a record or beneficial owner of at least one percent or $1,000 in market value of @plan stock entitled to vote at the meeting, has held the stock for at least one year and will continue to own the stock through the date of the meeting;

         a brief discussion of the business to be discussed as well as the reasons why it should be discussed at the annual meeting;

         disclosure of any financial interest that the shareholder has in the subject matter of the proposal; and

         a representation that the shareholder intends to appear in person or by proxy at the shareholder's meeting to present the proposal.

    A DoubleClick stockholder wishing to bring business before the annual stockholders' meeting must provide timely notice to DoubleClick's Secretary at its principal executive offices. To be timely the notice must be received between 120 days and 150 days prior to the first anniversary of the date of the proxy statement for the preceding year's annual meeting. If, however, the date of the shareholder's meeting is more than 30 days before or more than 60 days after such an anniversary date, or if no proxy statement was delivered to the stockholders for the previous year's annual meeting, notice must be given between 90 and 60 days of the annual meeting or no later than ten days following the day on which DoubleClick first made a public announcement of the meeting date.

    The stockholder's written notice must include:

         the name and record address of the stockholder;

         the number of shares owned beneficially or of record by the stockholder; and

         a brief description of the business to be discussed and the reasons why it should be discussed at the annual meeting.

                                    EXPERTS

    The audited financial statements of DoubleClick incorporated by reference in this proxy statement/prospectus, except as they relate to NetGravity, Inc. as of December 31, 1998 and for the years ended December 31, 1998 and 1997, have been audited by PricewaterhouseCoopers LLP, independent accountants, and, insofar as they relate to NetGravity, Inc. as of December 31, 1998 and for the years ended December 31, 1998 and 1997, have been audited by KPMG LLP, independent accountants. Such financial statements have been so incorporated in reliance on the reports of such independent accountants given on the authority of such firms as experts in auditing and accounting.

    The audited financial statements of @plan.inc as of December 31, 1999 and 1998 and for the three years in the period ended December 31, 1999, included in this proxy statement/prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                                 LEGAL MATTERS


    The validity of the shares of DoubleClick common stock offered by this proxy statement/prospectus will be passed upon for DoubleClick by Brobeck, Phleger & Harrison LLP, New York, New York. Attorneys of Brobeck, Phleger & Harrison LLP own an aggregate of 4,382 shares of DoubleClick common stock. Certain legal matters with respect to federal income tax consequences in connection with the merger will be passed upon for @plan by Bass, Berry & Sims PLC, Nashville, Tennessee.


                      WHERE YOU CAN FIND MORE INFORMATION

    DoubleClick and @plan file reports, proxy statements and other information with the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. You may read and copy this information at the following locations of the Securities and Exchange Commission:

Public Reference Room          New York Regional Office       Chicago Regional Office
450 Fifth Street, N.W          7 World Trade Center           Citicorp Center
Room 1024                      Suite 1300                     500 West Madison Street
Washington, D.C. 20549         New York, NY 10048             Suite 1400
                                                              Chicago, IL 60661-2511

    You may also obtain copies of this information by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. The Securities and Exchange Commission also maintains an Internet World Wide Web site that contains reports, proxy statements and other information about issuers, including DoubleClick and @plan, who file electronically with the Securities and Exchange Commission. The address of that site is http://www.sec.gov. You can also inspect reports, proxy statements and other information about DoubleClick and @plan at the offices of the National Association of Securities Dealers, 1735 K Street, N.W., Washington, D.C. 20006.

    DoubleClick has filed a registration statement with the Securities and Exchange Commission to register the @plan common stock to be issued to @plan shareholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a proxy statement of @plan for use at its special shareholders' meeting.

    As allowed by the Securities and Exchange Commission's rules, this proxy statement/prospectus does not contain all of the information relating to DoubleClick included in the registration statement or the exhibits to the registration statement. Some of the important business and financial information relating to DoubleClick that may be important in deciding how to vote is not included in this proxy statement/prospectus, but rather is 'incorporated by reference' to documents that have been previously filed by DoubleClick with the Securities and Exchange Commission. The information incorporated by reference is deemed to be a part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus. See 'Incorporation of Certain Documents by Reference.'

    DoubleClick has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to DoubleClick and Atlas Acquisition Corp., and @plan has supplied all information contained in this proxy statement/prospectus relating to @plan.

    Stockholders can obtain any of the documents incorporated by reference through DoubleClick or the Securities and Exchange Commission. Documents incorporated by reference are available from DoubleClick without charge, excluding all exhibits. Stockholders may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them orally or in writing to the following addresses or by telephone:

           DoubleClick Inc.
           Investor Relations
           450 West 33rd Street
           New York, NY 10001
           (212) 683-0001


    IF YOU WOULD LIKE TO REQUEST DOCUMENTS, PLEASE DO SO BY JANUARY 19, 2001 IN ORDER TO RECEIVE THEM BEFORE THE SPECIAL SHAREHOLDERS' MEETING.



    @PLAN SHAREHOLDERS SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS TO VOTE ON THE AMENDED AND RESTATED MERGER AGREEMENT. NEITHER DOUBLECLICK NOR @PLAN HAS AUTHORIZED ANYONE TO PROVIDE INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS. THIS PROXY STATEMENT/PROSPECTUS IS DATED DECEMBER 22, 2000. STOCKHOLDERS SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY OTHER DATE, AND NEITHER THE MAILING OF THIS PROXY STATEMENT/PROSPECTUS TO @PLAN SHAREHOLDERS NOR THE ISSUANCE OF DOUBLECLICK COMMON STOCK IN THE MERGER SHALL CREATE ANY IMPLICATION TO THE CONTRARY.


                             SHAREHOLDER PROPOSALS

    If the merger is not consummated, pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, shareholders of @plan may present proper proposals for inclusion in @plan's proxy statement and for consideration at the next annual meeting of @plan's shareholders by submitting their proposals to @plan in a timely manner. In order to be so included for the next annual meeting, shareholder proposals must be received by @plan no later than December 23, 2000, and must comply with the requirements of Rule 14a-8. In addition, @plan's bylaws establish an advance notice procedure with regard to certain matters, including shareholder proposals not included in @plan's proxy statement, to be brought before an annual meeting of shareholders. In general, notice must be received by @plan's Secretary not less than 120 days prior to the date @plan's proxy statement was released to shareholders in connection with the previous year's annual meeting and must contain specified information concerning the matters to be brought before such meeting and concerning the shareholder proposing such matters.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Securities and Exchange Commission allows DoubleClick to 'incorporate by reference' the information DoubleClick files with it, which means that DoubleClick can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this proxy statement/prospectus, and later information filed with the Securities and Exchange Commission will update and supersede this information. This proxy statement/prospectus incorporates by reference the documents set forth below that DoubleClick has previously filed with the Securities and Exchange Commission. The documents contain important information about DoubleClick and its finances.

    We incorporate by reference DoubleClick's:

         Annual report on Form 10-K for the year ended December 31, 1999;

         Quarterly reports on Form 10-Q for the periods ended March 31, 2000, June 30, 2000 and September 30, 2000;


         Current reports on Form 8-K filed on November 10, 1999 (as amended by the Form 8-K/A filed on January 10, 2000), December 8, 1999 (as amended by the Form 8-K/A filed on January 10, 2000), January 13, 2000 (as amended by the Form 8-K/A filed on March 10, 2000), January 27, 2000, February 16, 2000, March 17, 2000, June 26, 2000, August 10, 2000,
         September 27, 2000 (as amended by the Form 8-K/A filed on November 20,
         2000), October 4, 2000 and November 29, 2000;


         Definitive Proxy Statement on Schedule 14A, filed on April 27, 2000;
         and

         The description of DoubleClick common stock contained in DoubleClick's registration statement on Form 8-A (File No. 000-23709) filed on December 1, 1998, registering the DoubleClick common stock under
         Section 12(g) of the Securities Exchange Act of 1934.

    In addition, all of DoubleClick's filings with the Securities and Exchange Commission after the date of this proxy statement/prospectus under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 shall be deemed to be incorporated by reference until the @plan special shareholders' meeting.

    Any statement contained in this proxy statement/prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                         INDEX TO FINANCIAL STATEMENTS
                                  OF @PLAN.INC

                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................  F-2
Balance Sheets as of December 31, 1998, December 31, 1999
  and September 30, 2000 (unaudited)........................  F-3
Statements of Operations for the years ended December 31,
  1997, 1998 and 1999 and the nine months ended
  September 30, 1999 (unaudited) and September 30, 2000
  (unaudited)...............................................  F-4
Statements of Shareholders' Equity (Deficit) for the years
  ended December 31, 1997, 1998 and 1999 and the nine months ended September 30, 2000 (unaudited)......................  F-5
Statements of Cash Flows for the years ended December 31,
  1997, 1998 and 1999 and the nine months ended
  September 30, 1999 (unaudited) and September 30, 2000
  (unaudited)...............................................  F-6
Notes to Financial Statements...............................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of @plan.inc:

    We have audited the accompanying balance sheets of @plan.inc (a Tennessee corporation) as of December 31, 1999 and 1998, and the related statements of operations, shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of @plan.inc as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          /s/ ARTHUR ANDERSEN LLP

New York, New York
February 3, 2000

                                   @PLAN.INC
                                 BALANCE SHEETS

                                                              DECEMBER 31,
                                                       --------------------------   SEPTEMBER 30,
                                                          1998           1999           2000
                                                          ----           ----           ----
                                                                                     (UNAUDITED)
                       ASSETS
Current Assets:
Cash and cash equivalents............................  $ 3,682,576   $ 34,817,991   $ 31,371,373
Accounts receivable, net of allowance of $80,000,
  $164,000 and $387,200, respectively:
    Billed...........................................    1,440,693      2,214,834      3,116,770
    Unbilled.........................................      245,310        181,432        421,146
    Other............................................      --             159,837        --
Prepaid expenses.....................................      101,208        475,519        721,196
                                                       -----------   ------------   ------------
        Total current assets.........................    5,469,787     37,849,613     35,630,485
Property and equipment, net..........................      117,641        260,372        293,029
Software development costs, net......................      375,278        551,545        460,501
Other assets.........................................       63,775        460,823        336,275
                                                       -----------   ------------   ------------
        Total assets.................................  $ 6,026,481   $ 39,122,353   $ 36,720,290
                                                       -----------   ------------   ------------
                                                       -----------   ------------   ------------

   LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
Accounts payable.....................................  $   254,223   $    881,041   $  1,288,357
Accrued liabilities..................................      375,411        956,447      1,034,244
Deferred revenue.....................................    1,124,082      2,452,214      2,640,391
                                                       -----------   ------------   ------------
        Total current liabilities....................    1,753,716      4,289,702      4,962,992
Mandatory redeemable convertible preferred stock:
    Series A, no par value, 500,000 shares
      authorized: 448,000, no and no shares issued
      and outstanding, respectively..................      431,876        --             --
    Series B, no par value, 2,250,000 shares
      authorized: 2,016,000, no and no shares issued
      and outstanding, respectively..................    4,011,935        --             --
    Series C, no par value, 1,725,667 shares
      authorized: 1,725,667, no and no shares issued
      and outstanding, respectively..................    5,138,991        --             --
                                                       -----------   ------------   ------------
        Total mandatory redeemable convertible
          preferred stock............................    9,582,802        --             --
Shareholders' equity (deficit):
    Preferred Stock, no par value, 5,524,333 and
      10,000,000 shares authorized; no shares issued
      and outstanding................................      --             --             --
    Common stock, no par value, 50,000,000 shares
      authorized; 907,200, 11,205,700 and 11,332,770
      shares issued and outstanding, respectively....        8,001     41,730,405     42,040,092
    Additional paid-in capital.......................       27,418      1,855,511      1,855,511
    Accumulated deficit..............................   (5,345,456)    (8,753,265)   (12,138,305)
                                                       -----------   ------------   ------------
        Total shareholders' equity (deficit).........   (5,310,037)    34,832,651     31,757,298
                                                       -----------   ------------   ------------
        Total liabilities and shareholders' equity
          (deficit)..................................  $ 6,026,481   $ 39,122,353   $ 36,720,290
                                                       -----------   ------------   ------------
                                                       -----------   ------------   ------------

   The accompanying notes are an integral part of these financial statements.

                                   @PLAN.INC
                            STATEMENTS OF OPERATIONS

                                                                                NINE MONTHS ENDED
                                      YEAR ENDED DECEMBER 31,                     SEPTEMBER 30,
                              ---------------------------------------   ----------------------------------
                                 1997          1998          1999            1999               2000
                                 ----          ----          ----            ----               ----
                                                                                   (UNAUDITED)
Revenues....................  $   422,401   $ 3,108,356   $ 7,355,773     $ 4,970,959       $ 9,758,614
Costs and expenses:
    Product costs...........    1,744,366     2,360,042     4,657,281       2,810,575         7,602,961
    Selling and marketing...      819,043     1,713,080     3,219,439       2,137,425         4,517,158
    General and
      administrative........      753,299     1,057,280     2,110,922       1,379,091         2,460,614
    Non-cash compensation
      expense...............      --             27,418       505,098         505,098          --
                              -----------   -----------   -----------     -----------       -----------
    Total costs and
      expenses..............    3,316,708     5,157,820    10,492,740       6,832,189        14,580,733
                              -----------   -----------   -----------     -----------       -----------
Loss from operations........   (2,894,307)   (2,049,464)   (3,136,967)     (1,861,230)       (4,822,119)
Interest income.............       80,368       191,804     1,116,453         658,048         1,489,543
                              -----------   -----------   -----------     -----------       -----------
    Net loss before income
      taxes.................   (2,813,939)   (1,857,660)   (2,020,514)     (1,203,182)       (3,332,576)
Income tax provision........      --             13,219        64,300          54,300            52,464
                              -----------   -----------   -----------     -----------       -----------
    Net loss................  $(2,813,939)  $(1,870,879)  $(2,084,814)    $(1,257,482)      $(3,385,040)
                              -----------   -----------   -----------     -----------       -----------
                              -----------   -----------   -----------     -----------       -----------
Basic and diluted loss per
  share.....................  $     (3.13)  $     (2.07)  $     (0.48)    $     (0.44)      $     (0.30)
                              -----------   -----------   -----------     -----------       -----------
                              -----------   -----------   -----------     -----------       -----------
Weighted average shares
  outstanding...............      900,000       901,993     7,146,699       5,808,580        11,257,770
                              -----------   -----------   -----------     -----------       -----------
                              -----------   -----------   -----------     -----------       -----------

   The accompanying notes are an integral part of these financial statements.

                                   @PLAN.INC
                  STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                                       COMMON STOCK         ADDITIONAL                       TOTAL
                                 ------------------------    PAID-IN     ACCUMULATED     SHAREHOLDERS'
                                   SHARES       AMOUNT       CAPITAL       DEFICIT      EQUITY (DEFICIT)
                                   ------       ------       -------       -------      ----------------
Balances, December 31, 1996....     900,000   $         1   $   --       $   (660,638)    $  (660,637)
Net loss.......................      --           --            --         (2,813,939)     (2,813,939)
                                 ----------   -----------   ----------   ------------     -----------
Balances, December 31, 1997....     900,000             1       --         (3,474,577)     (3,474,576)
Exercise of stock options......       7,200         8,000       --            --                8,000
Non-cash compensation related
  to stock options granted to
  non-employees................      --           --            27,418        --               27,418
Net loss.......................      --           --            --         (1,870,879)     (1,870,879)
                                 ----------   -----------   ----------   ------------     -----------
Balances, December 31, 1998....     907,200         8,001       27,418     (5,345,456)     (5,310,037)
Issuance of Common Stock from
  initial public offering,
  net..........................   2,500,000    31,667,805       --            --           31,667,805
Exercise of stock options......     257,100       471,797       --            --              471,797
Conversion of preferred
  stock........................   7,541,400     9,582,802       --            --            9,582,802
Warrants.......................      --           --         1,322,995     (1,322,995)       --
Non-cash compensation related
  to stock options granted to
  employees....................      --           --           505,098        --              505,098
Net loss.......................      --           --            --         (2,084,814)     (2,084,814)
                                 ----------   -----------   ----------   ------------     -----------
Balances, December 31, 1999....  11,205,700    41,730,405    1,855,511     (8,753,265)     34,832,651
Exercise of stock options......     127,070       309,687       --            --              309,687
Net loss.......................      --           --            --         (3,385,040)     (3,385,040)
                                 ----------   -----------   ----------   ------------     -----------
Balances, September 30, 2000
  (unaudited)..................  11,332,770   $42,040,092   $1,855,511   $(12,138,305)    $31,757,298
                                 ----------   -----------   ----------   ------------     -----------
                                 ----------   -----------   ----------   ------------     -----------

   The accompanying notes are an integral part of these financial statements.

                                   @PLAN.INC
                            STATEMENTS OF CASH FLOWS

                                                                                  NINE MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                    ---------------------------------------   -------------------------
                                       1997          1998          1999          1999          2000
                                       ----          ----          ----          ----          ----
                                                                                     (UNAUDITED)
Cash flows from operating
  activities:
Net loss..........................  $(2,813,939)  $(1,870,879)  $(2,084,814)  $(1,257,482)  $(3,385,040)
Adjustments to reconcile net loss
  to net cash used in operating
  activities:
Depreciation and amortization.....       48,648       218,878       585,005       420,509       581,709
Provision for doubtful accounts...      --             80,000       145,000       120,000       230,000
Non cash charges..................      --             27,418       505,098       505,098       --
Changes in operating assets and
  liabilities:
  Increase in accounts
    receivable....................     (445,981)   (1,320,023)   (1,015,100)     (777,275)   (1,371,650)
  Increase in prepaid expenses....      (37,055)      (63,370)     (374,311)     (523,373)      (85,840)
  (Increase) decrease in other
    assets........................      (61,289)          360      (397,048)     (434,150)      124,548
  (Decrease) increase in accounts
    payable.......................      (14,182)      171,248       626,818       456,095       407,316
  Increase in accrued
    liabilities...................      140,013       235,398       581,036       276,570        77,797
  Increase in deferred revenue....      366,953       757,130     1,328,132     1,066,939       188,177
                                    -----------   -----------   -----------   -----------   -----------
    Net cash used in operating
      activities..................   (2,816,832)   (1,763,840)     (100,184)     (147,069)   (3,232,983)
                                    -----------   -----------   -----------   -----------   -----------
Cash flows from investing
  activities:
  Purchases of equipment..........     (143,419)      (74,327)     (241,382)     (107,262)     (146,524)
  Software development costs......      (70,495)     (458,586)     (662,621)     (513,987)     (376,798)
                                    -----------   -----------   -----------   -----------   -----------
    Net cash used in investing
      activities..................     (213,914)     (532,913)     (904,003)     (621,249)     (523,322)
                                    -----------   -----------   -----------   -----------   -----------
Cash flows from financing
  activities:
  Proceeds from issuance of common
    stock, net....................      --              8,000    32,139,602    31,767,759       309,687
  Proceeds from issuance of
    preferred stock, net..........    2,254,714     5,138,991       --            --            --
                                    -----------   -----------   -----------   -----------   -----------
    Net cash provided by financing
      activities..................    2,254,714     5,146,991    32,139,602    31,767,759       309,687
                                    -----------   -----------   -----------   -----------   -----------
Net change in cash and cash
  equivalents.....................     (776,032)    2,850,238    31,135,415    30,999,441    (3,446,618)
Cash and cash equivalents at
  beginning of period.............    1,608,370       832,338     3,682,576     3,682,576    34,817,991
                                    -----------   -----------   -----------   -----------   -----------
Cash and cash equivalents at end
  of period.......................  $   832,338   $ 3,682,576   $34,817,991   $34,682,017   $31,371,373
                                    -----------   -----------   -----------   -----------   -----------
                                    -----------   -----------   -----------   -----------   -----------
Supplemental information:
    Cash paid for income taxes....  $   --        $     4,921   $    64,300   $    54,300   $    56,638
    Warrants issued to preferred
      shareholders................  $   --        $   --        $ 1,322,995   $ 1,322,995   $   --

   The accompanying notes are an integral part of these financial statements.

                                   @PLAN.INC
                         NOTES TO FINANCIAL STATEMENTS

1. GENERAL

    @plan.inc (the 'Company') was incorporated in the State of Tennessee in May 1996. The Company is based in Stamford, Connecticut, and is a provider of target market research planning systems for Internet advertisers, advertising agencies, Web publishers, online retailers and consumer brand marketers.

2. SIGNIFICANT ACCOUNTING POLICIES

UNAUDITED INTERIM FINANCIAL INFORMATION

    The financial information as of September 30, 2000 and for the nine months ended September 30, 1999 and 2000 is unaudited, but includes all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of our financial position at September 30, 2000, and our operations and cash flows for the nine months ended September 30, 1999 and 2000. Operating results for the nine months ended September 30, 2000 are not necessarily indicative of results that may be expected for the entire year.

RECENT ACCOUNTING PRONOUNCEMENTS

    In December 1999, the Securities and Exchange Commission (the 'SEC') issued Staff Accounting Bulletin ('SAB') No. 101, 'Revenue Recognition in Financial Statements.' SAB No. 101 expresses the views of the SEC staff in applying generally accepted accounting principles to certain revenue recognition issues. In June 2000, the SEC issued SAB No. 101B to defer the effective date of the implementation of SAB No. 101 until the fourth quarter of fiscal 2000. Management is currently evaluating the impact of adopting this SAB, but does not believe that this SAB will have a material impact on its financial position or its results of operations.

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ('SFAS') No. 133, 'Accounting for Derivatives and Hedging Activities.' The Statement establishes accounting and reporting standards for derivative instruments (including certain derivative instruments embedded in other contracts) and for hedging activities. SFAS No. 133 is effective for all fiscal quarters beginning after June 15, 2000 (as amended by SFAS No. 137) and will not require retroactive restatement of prior-period financial statements. The Company believes that the adoption of these statements will not have a significant impact on the Company's financial results.

REVENUE RECOGNITION

    The Company provides target market research planning systems to its clients on a renewable subscription basis. Revenue is recognized ratably over the contract period, which is generally twelve months. Clients are billed for services based on terms of the contracts, which may not coincide with criteria required for revenue recognition.

    On the accompanying balance sheets, deferred revenue represents amounts invoiced prior to rendering our services while unbilled receivables represents the value of services rendered prior to being invoiced. Substantially all of the deferred and unbilled revenue will be earned and billed, respectively, within twelve months of the respective period ends.

    Upon signing a contract, sales representatives become eligible for a commission. These commissions are paid at the time of the contract signing. For financial reporting purposes, commissions are capitalized as a component of prepaid expenses and amortized over the lives of the related contracts.

                                   @PLAN.INC
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

CASH AND CASH EQUIVALENTS

    Cash and cash equivalents consist of cash on hand and all investments in highly liquid instruments purchased with original maturities of three months or less. Funds in excess of operating cash needs are maintained in a money market fund, which may exceed the amount insured by the Federal Deposit Insurance Corporation.

PROPERTY AND EQUIPMENT

    Property and equipment is stated at cost less accumulated depreciation and amortization. Property and equipment consists of computer equipment, software, furniture and fixtures and leasehold improvements. Computer equipment, software, furniture and fixtures are depreciated using the straight-line method over their useful lives that range from 3 to 5 years. Leasehold improvements are amortized over the term of the lease.

SOFTWARE DEVELOPMENT COSTS

    The Company capitalizes direct costs relating to computer software development upon the establishment of technological feasibility. Until the products reach technological feasibility, all costs related to development efforts are expensed as a component of product costs. Software development costs, subsequent to technological feasibility and prior to general release, have been capitalized and are reported at the lower of unamortized cost or net realizable value. Capitalized software development costs are amortized on a straight-line basis for periods ranging from one to three years. As of December 31, 1998 and 1999 and September 30, 2000, software development costs are as follows:

                                                        DECEMBER 31,
                                                   ----------------------   SEPTEMBER 30,
                                                     1998         1999          2000
                                                     ----         ----          ----
                                                                             (UNAUDITED)
Software development costs.......................  $ 529,081   $1,191,702    $ 1,568,500
Less: Accumulated amortization...................   (153,803)    (640,157)    (1,107,999)
                                                   ---------   ----------    -----------
                                                   $ 375,278   $  551,545    $   460,501
                                                   ---------   ----------    -----------
                                                   ---------   ----------    -----------

    The Company periodically reviews software development costs and property and equipment for any potential impairments. Undiscounted cash flows, future operating results, trends or other relevant information are considered in assessing whether the carrying value of our assets is recoverable. At
September 30, 2000, management does not believe that any of our assets are impaired.

INCOME TAXES

    The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

STOCK-BASED COMPENSATION

    The Company accounts for stock-based compensation granted to employees by recognizing compensation expense for the difference between the estimated fair value of the Company's stock at the date of grant and the exercise price of the granted stock. Stock-based grants issued to non-employees are recorded at either the fair value of the services provided or the fair value of the stock issued, as determined using the Black-Scholes model.

                                   @PLAN.INC
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. These assumptions also affect the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates and assumptions.

CONCENTRATIONS OF RISK

    The Company invests the majority of its cash balances in short-term, high quality marketable securities. Accounts receivable balances are domestic and no single client represents a significant credit risk.

    The methodology for the collection of data, the generation of a sample population to be surveyed and the collection of data from that sample population for the Company's Web user database, U.S. population database and merchandising vertical system are controlled and conducted by Gallup. If the agreements with Gallup terminate for any reason, the Company will need to find another firm to perform its research data collection services and this could harm the business by delaying the Company's ability to update its database and introduce new products.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amount of all cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short-term nature of these accounts.

STOCK-SPLITS

    The accompanying financial statements give retroactive effect to a 1.8 for 1 stock-split that was approved by the Board of Directors on March 10, 1999.

3. PROPERTY AND EQUIPMENT

    Property and equipment consists of the following:

                                                        DECEMBER 31,
                                                    ---------------------   SEPTEMBER 30,
                                                      1998        1999          2000
                                                      ----        ----          ----
                                                                             (UNAUDITED)
Computer equipment and software...................  $ 211,999   $ 436,315     $ 567,352
Furniture and fixtures............................      8,613      16,261        27,154
Leasehold improvements............................      8,073      17,491        22,086
                                                    ---------   ---------     ---------
                                                      228,685     470,067       616,592
Less: Accumulated depreciation....................   (111,044)   (209,695)     (323,563)
                                                    ---------   ---------     ---------
                                                    $ 117,641   $ 260,372     $ 293,029
                                                    ---------   ---------     ---------
                                                    ---------   ---------     ---------

4. BASIC AND DILUTED NET LOSS PER SHARE

    Basic loss per share amounts are computed by dividing the net loss by the weighted average number of shares of common stock outstanding during the period. Diluted loss per share is computed by dividing the net loss by the weighted average number of shares of common stock outstanding during the period plus the effects of any potentially dilutive securities. In the accompanying statements of operations, diluted loss per share does not include the effects of potentially dilutive securities for all periods presented as they would have been anti-dilutive in years in which a loss is reported.

                                   @PLAN.INC
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

    The following summarizes the securities outstanding which are excluded from the loss per share calculation as amounts would have an anti-dilutive effect. Preferred Stock is reflected on an 'if-converted' basis.

                                                    DECEMBER 31,                  SEPTEMBER 30,
                                          ---------------------------------   ---------------------
                                            1997        1998        1999        1999        2000
                                            ----        ----        ----        ----        ----
                                                                                   (UNAUDITED)
Series A preferred stock................    806,400     806,400      --          --          --
Series B preferred stock................  3,628,800   3,628,800      --          --          --
Series C preferred stock................     --       3,106,200      --          --          --
Stock options...........................  1,506,600   1,805,400   2,213,540   1,891,040   2,245,164
Warrants................................     --          --         200,000     200,000     200,000
                                          ---------   ---------   ---------   ---------   ---------
    Total...............................  5,941,800   9,346,800   2,413,540   2,091,040   2,445,164
                                          ---------   ---------   ---------   ---------   ---------
                                          ---------   ---------   ---------   ---------   ---------

    The following tables summarize the calculation of basic and dilutive earnings per share for the years ended December 31, 1997, 1998 and 1999 and the nine months ended September 30, 1999 and 2000:

                                               YEARS ENDED                     NINE MONTHS ENDED
                                              DECEMBER 31,                       SEPTEMBER 30,
                                 ---------------------------------------   -------------------------
                                    1997          1998          1999          1999          2000
                                    ----          ----          ----          ----          ----
                                                                                  (UNAUDITED)
Net loss.......................  $(2,813,939)  $(1,870,879)  $(2,084,814)  $(1,257,482)  $(3,385,040)
Less: preferred stock
  dividends....................      --            --         (1,322,995)   (1,322,995)      --
                                 -----------   -----------   -----------   -----------   -----------
Loss available to common
  shareholders.................  $(2,813,939)  $(1,870,879)  $(3,407,809)  $(2,580,477)  $(3,385,040)
                                 -----------   -----------   -----------   -----------   -----------
                                 -----------   -----------   -----------   -----------   -----------
Weighted average shares
  outstanding..................      900,000       901,993     7,146,699     5,808,580    11,257,770
Basic and dilutive loss per
  common share available to
  common shareholders..........  $     (3.13)  $     (2.07)  $     (0.48)  $     (0.44)  $     (0.30)

5. EQUITY TRANSACTIONS

    In May 1999, the Company completed an initial public offering of its common stock. The Company sold 2,500,000 shares of common stock at an initial offering price of $14.00 per share resulting in proceeds of $31.7 million, net of underwriting discounts and offering expenses.

    In 1996 and 1997, the Company issued a total of 448,000 shares of Series A preferred stock and 2,016,000 shares of Series B preferred stock at a purchase price of $1.00 and $2.00 per share, respectively. In 1998, the Company issued 1,725,667 shares of Series C preferred stock at a purchase price of $3.00 per share. Upon the closing of the initial public offering, all outstanding shares of Series A, B and C preferred stock were converted into 806,400 shares, 3,628,800 shares and 3,106,200 shares of common stock, respectively.

    Simultaneous with the closing of the initial public offering, a director and an officer and all of the preferred shareholders received warrants to purchase an aggregate of 200,000 shares of common stock. Of these warrants, warrants to purchase 25,000 shares of common stock were granted to the director and to the officer. The preferred shareholders, including the director and officer, received a pro rata portion of the remaining 150,000 warrants. These warrants are exercisable for seven years.

    The Company accounted for these warrants at the time of issuance as follows:

         For warrants issued to the officer and director, the Company applied the provisions of Accounting Principles Board Opinion No. 25, 'Accounting for Stock Issued to Employees,' and recorded compensation expense for the difference between the fair value of the

                                   @PLAN.INC
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

       Company's common stock at the time of grant, based on the initial public offering price, and the exercise price of the warrant. As these amounts were equivalent on the date of grant, the Company did not record any compensation expense for these warrants.

         For warrants issued to the holders of the Company's preferred stock, the Company recorded the value of these warrants, as determined by using the Black-Scholes model, as a dividend to these shareholders on the date of grant. This dividend increased the accumulated deficit but had no effect on reported net income (loss). The value of this dividend was $1.3 million which was determined by using the Black-Scholes model with the following assumptions:

            risk free interest rate of 5.3%,

            expected dividend yield of 0%,

            expected life of 5.0 years, and

            expected volatility of 0%.

6. STOCK OPTION PLANS

    In 1996 the Company created the 1996 Stock Option Plan. This plan, as amended, provides for stock option grants to employees, members of the board of directors, the Company's consultants and other persons having a business relationship with the Company. Under this plan, the option price as determined by the board of directors cannot be less than 100% of the fair market value of the Company's common stock, at grant, in the case of incentive stock options, and not less than 50% of the fair market value of the Company's common stock, at grant, in the case of non-qualified stock options. Exceptions exist under certain conditions. No options will be exercisable more than ten years after the date the option is granted. Options that the Company has granted under the plan generally vest ratably over a four year period, beginning at the date of grant. All unvested options immediately vested upon the initial public offering of the Company's common stock. The Company's board of directors and shareholders authorized a total of 1,980,000 shares of common stock for issuance under this plan. No further awards of stock will be granted under the 1996 plan.

    The Company's board of directors adopted the 1999 Stock Incentive Plan in March 1999 and it was approved by the Company's shareholders in March 1999. The purpose of the plan is to attract, retain and reward key employees, consultants and non-employee directors. This plan allows flexibility in the award of stock based incentive compensation to these people. The plan authorized up to 800,000 shares of common stock for issuance under the plan plus an annual increase to be added on each anniversary date of the adoption of this plan equal to the lesser of 400,000 shares, two percent of the outstanding shares of the Company's common stock on that anniversary date or a number determined by the Company's board of directors.

    In October 1999, the Company's board of directors adopted the 1999 Stock Option Plan for New Employees. The purpose of the plan is to attract persons not previously employed by @plan and to offer equity interest in the company as an inducement essential to the person's accepting employment. The plan authorized up to 400,000 shares of common stock for issuance under the plan as non-qualified stock options.

                                   @PLAN.INC
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

    At December 31, 1997, 1998 and 1999 and September 30, 2000, the following options had been granted under our plans and were outstanding:

                                                                                                SEPTEMBER 30,
                                       1997                1998                 1999                2000
                                 -----------------   -----------------   ------------------   -----------------
                                 WEIGHTED            WEIGHTED            WEIGHTED             WEIGHTED
                                  AVERAGE             AVERAGE             AVERAGE              AVERAGE
                                 EXERCISE            EXERCISE            EXERCISE             EXERCISE
                                  SHARES     PRICE    SHARES     PRICE    SHARES     PRICE     SHARES     PRICE
                                  ------     -----    ------     -----    ------     -----     ------     -----
                                                                                                 (UNAUDITED)
Outstanding at beginning of
  period.......................    343,800   $0.94   1,506,600   $1.14   1,805,400   $ 1.43   2,213,540   $4.84
Granted........................  1,162,800    1.20     349,200    2.91     755,240    11.72     334,666    8.45
Exercised......................     --        --        (7,200)   1.11    (257,100)    1.84    (127,070)   2.44
Forfeited......................     --        --       (43,200)   1.39     (90,000)    2.00    (175,972)  10.61
                                 ---------           ---------           ---------            ---------
Outstanding at end of period...  1,506,600   $1.14   1,805,400   $1.43   2,213,540   $ 4.84   2,245,164   $4.99
                                 ---------           ---------           ---------            ---------
                                 ---------           ---------           ---------            ---------
Options exercisable at end of
  period.......................    505,399   $0.99     874,420   $1.20   1,548,248   $ 1.76   1,669,220   $3.24
                                 ---------           ---------           ---------            ---------
                                 ---------           ---------           ---------            ---------
Weighted average fair value of
  options granted during
  period.......................              $0.38               $0.66               $ 7.54               $5.56

    The following table summarizes information about stock options outstanding at September 30, 2000:

                                                  WEIGHTED-
                                                   AVERAGE
                                   OPTIONS        REMAINING                        OPTIONS
                                OUTSTANDING AT   CONTRACTUAL     WEIGHTED-       EXERCISABLE      WEIGHTED-
           RANGE OF             SEPTEMBER 30,       LIFE          AVERAGE       SEPTEMBER 30,      AVERAGE
       EXERCISE PRICES               2000          (YEARS)     EXERCISE PRICE       2000        EXERCISE PRICE
       ---------------               ----          -------     --------------       ----        --------------
$.89 - $1.11..................    1,099,200         6.28           $ 1.06         1,099,200         $ 1.06
$1.67.........................      222,500         7.34             1.67           222,500           1.67
$3.33.........................       49,120         8.10             3.33            49,120           3.33
$6.25 - $7.00.................      214,000         9.67             6.66            24,375           6.69
$9.50.........................      102,500         9.07             9.50            25,625           9.50
$12.00 - $12.4375.............      330,000         9.04            12.03            84,000          12.03
$13.00........................       62,194         9.29            13.00            12,750          13.00
$14.00 - $14.94...............      165,650         8.65            14.06           151,650          14.03
                                  ---------                                       ---------
                                  2,245,164                                       1,669,220
                                  ---------                                       ---------
                                  ---------                                       ---------

    During the first quarter 1999, the Company issued 47,340 options to its employees. These options had an exercise price that was approximately $10.67 less per share than the fair market value of the Company's common stock on the date of grant. Since these options fully vested on the date of the initial public offering, the Company recognized compensation expense of approximately $505,000 during 1999.

    In 1998, the Company granted 36,000 stock options at an exercise price of $3.33 to non-employees. Expense in the amount of $27,418 was recognized in connection with these grants, which was estimated using the Black-Scholes model and the following assumptions:

         risk free interest rate of 5.3%,

         expected dividend yield of 0%,

         expected life of 5.0 years, and

         expected volatility of 0%.

                                   @PLAN.INC
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

    The fair value of all of the Company's other option grants is estimated on the date of grant using the Black-Scholes model with the following weighted-average assumptions used for grants in 1997, 1998 and 1999 and for the nine month periods ended September 30, 1999 and September 30, 2000 weighted-average risk free interest rates of 6.5%, 5.3%, 6.1%, 5.5% and 6.4%, respectively,

         expected dividend yields of 0%,

         expected lives of 6.0 years, and

         expected volatility of 0%, 0%, 66%, 66% and 66%, respectively.

    The Company applied Accounting Principles Board Opinion No. 25, 'Accounting for Stock Issued to Employees,' in accounting for stock option grants to employees and directors. Accordingly, except for the two series of option grants discussed above, no compensation cost has been recognized for any option grants in the accompanying statements of operations. Had compensation costs been recorded, the Company's net loss and basic and diluted loss per share would have been reduced from the following as reported amounts to the following pro forma amounts:

                                        YEARS ENDED DECEMBER 31,                 SEPTEMBER 30,
                                 ---------------------------------------   -------------------------
                                    1997          1998          1999          1999          2000
                                    ----          ----          ----          ----          ----
                                                                                  (UNAUDITED)
Net loss:
    As reported................  $(2,813,939)  $(1,870,879)  $(2,084,814)  $(1,257,482)  $(3,385,040)
    Pro forma..................  $(2,938,567)  $(2,037,361)  $(2,865,641)  $(1,923,890)  $(4,653,789)
Basic and diluted loss per
  share:
    As reported................  $     (3.13)  $     (2.07)  $     (0.48)  $     (0.44)  $     (0.30)
    Pro forma..................  $     (3.27)  $     (2.26)  $     (0.59)  $     (0.56)  $     (0.41)

7. INCOME TAXES

    The accompanying statements of operations for the years ended December 31, 1998 and 1999 include a provision for current state capital taxes of approximately $13,200 and $64,300, respectively. No taxes were provided for the year ended December 31, 1997, as tax was not due during the year.

    A reconciliation of the tax provision at the United States statutory rate to the actual income tax expense reported is as follows:

                                            YEARS ENDED DECEMBER 31,            SEPTEMBER 30,
                                        ---------------------------------   ---------------------
                                          1997        1998        1999        1999        2000
                                          ----        ----        ----        ----        ----
                                                                                 (UNAUDITED)
Tax benefit at the United States
  statutory Rate......................  $(956,739)  $(631,635)  $(686,975)  $409,082   $1,133,076
State taxes, net of federal tax
  benefit.............................     --           8,725      42,438     31,680       52,800
Options issued to employees...........     --          --         171,733    171,733       --
Losses not benefited..................    954,695     632,034     532,936    251,039    1,152,474
Other.................................      2,044       4,095       4,168      8,930      (19,734)
                                        ---------   ---------   ---------   --------   ----------
    Total income tax provision........  $  --       $  13,219   $  64,300   $ 54,300   $   52,464
                                        ---------   ---------   ---------   --------   ----------
                                        ---------   ---------   ---------   --------   ----------

    Since inception, the Company has generated losses for both book and tax purposes. The Company has not recorded potential income tax benefits that they may receive from their ability to apply current losses to future years in which the Company has taxable income. Under accounting rules, these benefits can only be recorded when it is more likely than not that these benefits will be realized. Due to the Company's limited operating history, management currently cannot make this assessment.

    At September 30, 2000, the Company had net operating loss carryforwards for federal and state income tax purposes totaling approximately $9.8 million, which will expire from 2016 through 2019.

                                   @PLAN.INC
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

    The Company's net deferred tax asset consisted of the following amounts of deferred tax assets and liabilities as of December 31, 1998 and 1999 and September 30, 2000:

                                                               DECEMBER 31,
                                                          -----------------------   SEPTEMBER 30,
                                                             1998         1999          2000
                                                             ----         ----          ----
                                                                                     (UNAUDITED)
Deferred tax asset:
    Net operating loss carryforwards....................  $1,949,007   $2,840,599   $   3,928,849
    Start-up costs......................................     184,731      130,664          90,318
    Reserves and other..................................      50,668       91,341         352,960
                                                          ----------   ----------   -------------
    Deferred tax asset..................................   2,184,406    3,062,604       4,372,127
    Less valuation allowance for deferred tax assets....  (2,129,943)  (2,756,927)     (4,072,890)
                                                          ----------   ----------   -------------
                                                              54,463      305,677         299,237
Deferred tax liability:
    Prepaid commissions.................................     (37,263)     (85,277)       (115,037)
    Excess of depreciation for tax purposes over book...     (17,200)    (220,400)       (184,200)
                                                          ----------   ----------   -------------
    Deferred tax liability..............................     (54,463)    (305,677)       (299,237)
                                                          ----------   ----------   -------------
    Net deferred tax asset..............................  $   --       $   --       $    --
                                                          ----------   ----------   -------------
                                                          ----------   ----------   -------------

8. COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENTS

    The Company leases office facilities under operating leases. Future minimum lease payments related to these agreements are as follows:

YEAR ENDING DECEMBER 31,
------------------------
2000.......................................................  271,611
2001.......................................................  136,270
2002.......................................................   58,157
Thereafter.................................................    --

    Rent expense was approximately $110,000, $156,000 and $192,000 for the years ended December 31, 1997, 1998 and 1999 respectively. Rent expense totaled approximately $132,000 (unaudited) and $248,000 (unaudited) for the nine months ended September 30, 1999 and September 30, 2000, respectively.

CONTRACTUAL COMMITMENTS

    The Company has a Letter of Agreement with The Gallup Organization, Inc. which was entered into on September 6, 1996. This agreement was amended on January 5, 1998, August 20, 1998 and February 19, 1999. Under this agreement, Gallup provides the Company with initial baseline data and quarterly tracking survey research. The agreement has a one-year term with nine successive one-year renewals, and is cancelable only by the Company upon 90-days' written notice prior to an anniversary date. The annual renewal provides for CPI increases to the associated fees. During the third quarter of 1999, the Company entered into an additional agreement with Gallup to provide the Company with initial baseline data and quarterly tracking data collection for the Company's highly targeted vertical system focusing on the automotive, travel and merchandising e-commerce sector. This agreement extends through August 2009 and is cancelable by the Company upon 90-days' written notice prior to an anniversary.

                                                                      APPENDIX A

                              AMENDED AND RESTATED
                AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
                                     among
                               DOUBLECLICK INC.,
                            ATLAS MERGER SUB, INC.,
                            ATLAS ACQUISITION CORP.
                                      and
                                   @PLAN.INC

                         Dated as of November 17, 2000

                               TABLE OF CONTENTS

                                                                                     PAGE
                                                                                     ----
ARTICLE I DEFINITIONS..............................................................   A-1
    SECTION 1.01       Certain Defined Terms.......................................   A-1

ARTICLE II THE MERGER..............................................................   A-4
    SECTION 2.01       The Merger..................................................   A-4
    SECTION 2.02       Closing.....................................................   A-5
    SECTION 2.03       Effective Time..............................................   A-5
    SECTION 2.04       Effect of the Merger........................................   A-5
    SECTION 2.05       Certificate of Incorporation; Bylaws; Directors and Officers
                         of Surviving Corporation..................................   A-5

ARTICLE III CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES.....................   A-5
    SECTION 3.01       Conversion of Shares........................................   A-5
    SECTION 3.02       Exchange of Shares..........................................   A-6
    SECTION 3.03       Stock Transfer Books........................................   A-7
    SECTION 3.04       No Fractional Share Certificates............................   A-7
    SECTION 3.05       Options and Warrants to Purchase Company Common Stock.......   A-8
    SECTION 3.06       Certain Adjustments.........................................   A-8
    SECTION 3.07       Lost, Stolen or Destroyed Certificates......................   A-9
    SECTION 3.08       Taking of Necessary Action; Further Action..................   A-9

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF COMPANY...............................   A-9
    SECTION 4.01       Organization and Qualification; No Subsidiaries.............   A-9
    SECTION 4.02       Charter and Bylaws..........................................   A-9
    SECTION 4.03       Capitalization..............................................   A-9
    SECTION 4.04       Authority Relative to This Agreement........................  A-10
    SECTION 4.05       No Conflict; Required Filings and Consents..................  A-10
    SECTION 4.06       Permits; Compliance with Laws...............................  A-10
    SECTION 4.07       SEC Filings; Financial Statements...........................  A-11
    SECTION 4.08       Absence of Certain Changes or Events........................  A-11
    SECTION 4.09       Employee Benefit Plans; Labor Matters.......................  A-12
    SECTION 4.10       Certain Tax Matters.........................................  A-14
    SECTION 4.11       Contracts...................................................  A-14
    SECTION 4.12       Litigation..................................................  A-14
    SECTION 4.13       Environmental Matters.......................................  A-15
    SECTION 4.14       Intellectual Property.......................................  A-15
    SECTION 4.15       Taxes.......................................................  A-17
    SECTION 4.16       Insurance...................................................  A-18
    SECTION 4.17       Properties..................................................  A-18
    SECTION 4.18       Affiliates..................................................  A-18
    SECTION 4.19       Opinion of Financial Advisor................................  A-18
    SECTION 4.20       Brokers.....................................................  A-19
    SECTION 4.21       Certain Business Practices..................................  A-19
    SECTION 4.22       Business Activity Restriction...............................  A-19
    SECTION 4.23       Privacy.....................................................  A-19
    SECTION 4.24       Sections 48-103-205 and 48-103-206 of Tennessee Law Not
                         Applicable................................................  A-19

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB..................  A-19
    SECTION 5.01       Organization and Qualification..............................  A-19
    SECTION 5.02       Certificate of Incorporation and Bylaws.....................  A-20
    SECTION 5.03       Capitalization..............................................  A-20
    SECTION 5.04       Authority Relative to This Agreement........................  A-20
    SECTION 5.05       No Conflict; Required Filings and Consents..................  A-20
    SECTION 5.06       SEC Filings; Financial Statements...........................  A-21

                                                                                     PAGE
                                                                                     ----
    SECTION 5.07       Certain Tax Matters.........................................  A-21
    SECTION 5.08       Brokers.....................................................  A-22
    SECTION 5.09       No Parent Material Adverse Effect...........................  A-22

ARTICLE VI COVENANTS...............................................................  A-22
    SECTION 6.01       Conduct of Business Pending the Closing.....................  A-22
    SECTION 6.02       Notices of Certain Events...................................  A-23
    SECTION 6.03       Access to Information; Confidentiality......................  A-23
    SECTION 6.04       No Solicitation of Transactions.............................  A-24
    SECTION 6.05       Tax-Free Transaction........................................  A-25
    SECTION 6.06       Control of Operations.......................................  A-25
    SECTION 6.07       Further Action; Consents; Filings...........................  A-25
    SECTION 6.08       Additional Reports..........................................  A-25
    SECTION 6.09       Tax Information.............................................  A-26

ARTICLE VII ADDITIONAL AGREEMENTS..................................................  A-26
    SECTION 7.01       Registration Statement; Proxy Statement.....................  A-26
    SECTION 7.02       Company Shareholders' Meeting...............................  A-27
    SECTION 7.03       Affiliates..................................................  A-27
    SECTION 7.04       Directors' and Officers' Insurance..........................  A-27
    SECTION 7.05       No Shelf Registration.......................................  A-28
    SECTION 7.06       Public Announcements........................................  A-28
    SECTION 7.07       NNM Listing.................................................  A-28
    SECTION 7.08       Company Stock Options/Registration Statements on Form S-8...  A-28
    SECTION 7.09       Employee Matters............................................  A-28
    SECTION 7.10       Warrants....................................................  A-29
    SECTION 7.11       Exemption from Liability Under Section 16(b)................  A-29

ARTICLE VIII CONDITIONS TO THE MERGER..............................................  A-29
    SECTION 8.01       Conditions to the Obligations of Each Party to Consummate
                         the Merger................................................  A-29
    SECTION 8.02       Conditions to the Obligations of Company....................  A-30
    SECTION 8.03       Conditions to the Obligations of Parent.....................  A-30

ARTICLE IX TERMINATION, AMENDMENT AND WAIVER.......................................  A-31
    SECTION 9.01       Termination.................................................  A-31
    SECTION 9.02       Effect of Termination.......................................  A-32
    SECTION 9.03       Amendment...................................................  A-32
    SECTION 9.04       Waiver......................................................  A-32
    SECTION 9.05       Termination Fee; Expenses...................................  A-32

ARTICLE X GENERAL PROVISIONS.......................................................  A-33
    SECTION 10.01      Non-Survival of Representations and Warranties..............  A-33
    SECTION 10.02      Notices.....................................................  A-33
    SECTION 10.03      Severability................................................  A-34
    SECTION 10.04      Assignment; Binding Effect; Benefit.........................  A-34
    SECTION 10.05      Incorporation of Exhibits...................................  A-34
    SECTION 10.06      Governing Law...............................................  A-34
    SECTION 10.07      Waiver of Jury Trial........................................  A-34
    SECTION 10.08      Headings; Interpretation....................................  A-34
    SECTION 10.09      Counterparts................................................  A-34
    SECTION 10.10      Entire Agreement; Amendment and Restatement of Original
                         Agreement.................................................  A-34

                                         ANNEXES
    ANNEX A            Shareholder Agreement
    ANNEX A-1          Shareholder Letter

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

                              AMENDED AND RESTATED
                AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

    AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER AND REORGANIZATION, dated as of November 17, 2000 (as further amended, supplemented or otherwise modified from time to time, this 'Agreement'), among DOUBLECLICK INC., a Delaware corporation ('Parent'), @PLAN.INC, a Tennessee corporation ('Company'), ATLAS ACQUISITION CORP., a Delaware corporation and a direct wholly owned Subsidiary of Parent ('Merger Sub'), and ATLAS MERGER SUB, INC., a Tennessee corporation and a direct wholly owned Subsidiary of Parent ('Original Merger Sub'):

                                  WITNESSETH:

    WHEREAS, Parent, Company and Original Merger Sub are parties to that certain Agreement and Plan of Merger and Reorganization, dated as of September 24, 2000 (the 'Original Agreement'), which provided for a business combination by means of the merger of Original Merger Sub with and into Company;

    WHEREAS, Parent and Company have determined that it is advisable and in the best interests of their respective companies and shareholders to amend and restate the Original Agreement, in order to, among other things, (A) provide for a business combination by means of the merger of Company with and into Merger Sub, whereby the separate corporate existence of Company shall cease and Merger Sub shall continue as the surviving corporation (the 'Merger'), and (B) fix the value of the Merger Consideration (as defined);

    WHEREAS, concurrently with the execution of the Original Agreement and as an inducement to Parent to enter into this Agreement, certain shareholders of Company have entered into a shareholder agreement ('Shareholder Agreement') in the form attached hereto as Annex A and have, concurrently with the execution of this Agreement, agreed in writing ('Shareholder Letter') in the form attached hereto as Annex A-1, (A) to re-affirm their obligations under the Shareholder Agreement and (B) that this Agreement does not constitute an amendment of the Original Agreement in a manner materially adverse to their interests;

    WHEREAS, for United States Federal income tax purposes, it is intended that, in the event Parent elects to pay the Merger Consideration pursuant to
Section 3.01(a)(i), the Merger shall qualify as a tax-free reorganization under
Section 368(a) of the Internal Revenue Code of 1986, as amended (together with the rules and regulations promulgated thereunder, the 'Code'), and that this Agreement shall be, and hereby is, adopted as a plan of reorganization for purposes of Section 368(a) of the Code;

    NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

                                   ARTICLE I
                                  DEFINITIONS

    SECTION 1.01 Certain Defined Terms. Unless the context otherwise requires, the following terms, when used in this Agreement, shall have the respective meanings specified below (such meanings to be equally applicable to the singular and plural forms of the terms defined):

    'Affiliate' shall mean, with respect to any Person, any other Person that controls, is controlled by or is under common control with the first Person.

    'Blue Sky Laws' shall mean state securities or 'blue sky' laws.

    'Business Day' shall mean any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized by law or executive order to close in the City of New York.

    'Closing Date' shall mean the date that the Closing is held.

    'Company Common Stock' shall mean the shares of common stock, no par value per share, of Company.

    'Company Competing Transaction' shall mean any of the following involving Company (other than the Merger):

        (i) any merger, consolidation, share exchange, business combination or other similar transaction;

        (ii) any sale, lease, exchange, transfer or other disposition of 20% or more of the assets of such party and its subsidiaries, taken as a whole, in a single transaction or series of transactions;

        (iii) any tender offer or exchange offer for 20% or more of the outstanding voting securities of such party or the filing of a registration statement under the Securities Act in connection therewith;

        (iv) any Person having acquired beneficial ownership or the right to acquire beneficial ownership of, or any 'group' (as such term is defined under Section 13(d) of the Exchange Act) having been formed which beneficially owns, or has the right to acquire beneficial ownership of, 20% or more of the outstanding voting securities of such party;

        (v) any solicitation in opposition to the approval of this Agreement by the shareholders of such party; or

        (vi) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

    'Company Disclosure Schedule' shall mean the disclosure schedule delivered by Company to Parent prior to the execution of this Agreement and forming a part hereof.

    'Company Material Adverse Effect' shall mean any change in or effect on the business of Company that, individually or in the aggregate (taking into account all other such changes or effects), is, or is reasonably likely to be, materially adverse to the business, assets, liabilities, financial condition or results of operations of Company, except to the extent any such change or effect results from or is attributable to (i) changes in general economic conditions or changes affecting the industry generally in which Company operates (provided that such changes do not affect Company in a materially disproportionate manner), (ii) any litigation or loss of customers, employees or revenues that Company successfully bears the burden of proving arose from Company entering into this Agreement or (iii) any matter described in Section 1.01 of the Company Disclosure Schedule; provided, however, that in no event shall a decrease in the trading price of Company Common Stock or litigation relating thereto be considered a Company Material Adverse Effect.

    'Company Shareholders' Meeting' shall mean the special meeting of Company shareholders to consider approval of this Agreement and the Merger.

    'Company Stock Plans' shall mean the Second Amended and Restated 1996 Stock Option Plan, the 1999 Stock Incentive Plan and the 1999 Stock Option Plan for New Employees.

    'Confidentiality Agreements' shall mean the confidentiality agreements, dated as of July 19, 2000 and September 15, 2000, between Parent and Company.

    '$' shall mean United States Dollars.

    'Delaware Law' shall mean the Delaware General Corporation Law.

    'Encumbrances' shall mean all claims, security interests, liens, pledges, charges, escrows, options, proxies, rights of first refusal, preemptive rights, mortgages, hypothecations, prior assignments, title retention agreements, indentures, security agreements or any other encumbrance of any kind.

    'Environmental Law' shall mean any Law and any enforceable judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to pollution or protection of the environment or natural resources, including, without limitation, those relating to the use, handling, transportation, treatment, storage, disposal, release or discharge of Hazardous Material.

    'Environmental Permit' shall mean any permit, approval, identification number, license or other authorization required under or issued pursuant to any applicable Environmental Law.

    'ERISA' shall mean the Employee Retirement Income Security Act of 1974, as amended.

    'Exchange Act' shall mean the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

    'Exchange Ratio' shall mean the fraction equal to $8.00 divided by the Final Average Closing Price.

    'Expenses' shall mean, with respect to any party hereto, all reasonable out-of-pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by such party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of its obligations pursuant to this Agreement and the consummation of the Merger, the preparation, printing, filing and mailing of the Registration Statement (as defined in Section 7.01) and the Proxy Statement (as defined in
Section 7.01), the solicitation of shareholder approvals, the filing of HSR Act notice, if any, and all other matters related to the transactions contemplated hereby and the closing of the Merger.

    'Final Average Closing Price' shall mean the average closing price of Parent Common Stock on the NNM for the ten trading days ending on the Business Day prior to the date of (a) the Company Shareholders' Meeting, in the event that all other conditions set forth in Article VIII hereof have been, or are capable of being, satisfied or have been waived at such time or (b) the Closing, in all other circumstances.

    'Governmental Entity' shall mean any United States Federal, state or local or any foreign governmental, regulatory or administrative authority, agency or commission or any court, tribunal or arbitral body.

    'Governmental Order' shall mean any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Entity.

    'Hazardous Material' shall mean (i) any petroleum, petroleum products, by-products or breakdown products, radioactive materials, friable asbestos-containing materials or polychlorinated biphenyls or (ii) any chemical, material or substance defined or regulated as toxic or hazardous or as a pollutant or contaminant or waste under any applicable Environmental Law.

    'HSR Act' shall mean Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, together with the rules and regulations promulgated thereunder.

    'IRS' shall mean the United States Internal Revenue Service.

    'Knowledge of Company' shall mean that any officer or director of Company is actually or reasonably should have been aware of a fact or other matter.

    'Knowledge of Parent' shall mean that any officer or director of Parent is actually or reasonably should have been aware of a fact or other matter.

    'Law' shall mean any Federal, state, foreign or local statute, law, ordinance, regulation, rule, code, order, judgment, decree, other requirement or rule of law of the United States or any other jurisdiction, and any other similar act or law.

    'Merger Consideration' shall mean consideration to be received in connection with the Merger in accordance with Section 3.01.

    'NNM' shall mean the Nasdaq National Market.

    'Parent Common Stock' shall mean the shares of common stock, par value $.001 per share, of Parent.

    'Parent Convertible Notes' shall mean the $250,000,000 4.75% Convertible Notes of Parent Due 2006.

    'Parent Disclosure Schedule' shall mean the disclosure schedule delivered by Parent to Company prior to the execution of this Agreement and forming a part hereof.

    'Parent Material Adverse Effect' shall mean any change in or effect on the business of Parent and the Parent Subsidiaries that, individually or in the aggregate (taking into account all other such changes or effects), is, or is reasonably likely to be, materially adverse to the business, assets, liabilities, financial condition or results of operations of Parent and the Parent Subsidiaries, taken as a whole, except to the extent any such change or effect results from or is attributable to (i) changes in general economic conditions or changes affecting the industry generally in which Parent operates (provided that such changes do not affect Parent in a materially disproportionate manner), (ii) any litigation or loss of customers, employees or revenues that Parent successfully bears the burden of proving arose from Parent entering into this Agreement or (iii) any matter described in Section 1.01 of the Parent Disclosure Schedule, provided, however, that in no event shall a decrease in the trading price of Parent Common Stock or litigation relating thereto be considered a Parent Material Adverse Effect.

    'Parent Stock Plans' shall mean Parent's 1996 Stock Plan, 1997 Stock Incentive Plan, 1999 Non-Officer Stock Option/Stock Issuance Plan and Employee Stock Purchase Plan.

    'Permitted Encumbrances' shall mean (i) liens for Taxes, assessments and other governmental charges not yet due and payable, (ii) immaterial unfiled mechanics', workmen's, repairmen's, warehousemen's, carriers' or other like liens arising or incurred in the ordinary course of business and
(iii) equipment leases with third parties entered into in the ordinary course of business.

    'Person' shall mean an individual, corporation, partnership, limited partnership, limited liability partnership, limited liability company, syndicate, person (including, without limitation, a 'person' as defined in Section 13(d)(3) of the Exchange Act), trust, association, entity or government or political subdivision, agency or instrumentality of a government.

    'SEC' shall mean the United States Securities and Exchange Commission.

    'Securities Act' shall mean the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.

    'Subsidiary' shall mean, with respect to any Person, any corporation, limited liability company, partnership, joint venture or other legal entity of which such Person (either alone or through or together with any other subsidiary of such Person) owns, directly or indirectly, a majority of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

    'Tax' shall mean (i) any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity or other taxing authority ('Taxing Authority'), including, without limitation, taxes or other charges on or with respect to income, franchises, windfall or other profits, gross or net receipts, property, sales, use, capital stock, payroll, employment, social security, workers' compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers' duties, tariffs and similar charges; (ii) any liability for the payment of any amounts of the type described in (i) as a result of being a member of an affiliated, combined, consolidated or unitary group for any taxable period; and (iii) any liability for the payment of amounts of the type described in (i) or (ii) as a result of being a transferee of, or a successor in interest to, any Person or as a result of an express or implied obligation to indemnify any Person.

    'Tax Return' shall mean any return, statement or form (including, without limitation, any estimated tax reports or return, withholding tax reports or return and information report or return) required to be filed with respect to any Taxes.

    'Tennessee Law' shall mean the Tennessee Business Corporation Act.

    'U.S. GAAP' shall mean United States generally accepted accounting principles.

                                   ARTICLE II
                                   THE MERGER

    SECTION 2.01 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with Tennessee Law and Delaware Law, at the Effective Time (as defined in Section 2.03), Company shall be merged with and into Merger Sub. As a result of the Merger, the separate corporate existence of Company shall cease and Merger Sub shall continue as the surviving corporation of the Merger as a wholly owned Subsidiary of Parent (the 'Surviving Corporation').

    SECTION 2.02 Closing. Unless this Agreement shall have been terminated and the Merger herein contemplated shall have been abandoned pursuant to
Section 9.01 and subject to the satisfaction or waiver of the conditions set forth in Article VIII, the consummation of the Merger shall take place as promptly as practicable (and in any event within three Business Days) after satisfaction or waiver of the conditions set forth in Article VIII, at a closing (the 'Closing') to be held at the offices of Brobeck, Phleger & Harrison LLP, 1633 Broadway, 47th Floor, New York, New York 10019, unless another date, time or place is agreed to by Parent and Company.

    SECTION 2.03 Effective Time. At and after the time of the Closing, the parties (other than Original Merger Sub) shall cause the Merger to be consummated by filing (i) the Certificate of Merger (the 'DE Certificate of Merger') with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, Delaware Law, and (ii) and the Articles of Merger (the 'TN Articles of Merger') with the Secretary of State of the State of Tennessee, in such form as required by, and executed in accordance with the relevant provisions of, Tennessee Law. Subject to and in accordance with Delaware Law and Tennessee Law, the Merger will become effective at the later of the date and time the DE Certificate of Merger is filed with and accepted by the office of the Secretary of State of the State of Delaware and the TN Articles of Merger are filed with and accepted by the office of the Secretary of State of the State of Tennessee, or at such later time or date as may be specified in the DE Certificate of Merger and the TN Articles of Merger (the 'Effective Time'). Each of the parties will use its best efforts to cause the Merger to be consummated as soon as practicable following the fulfillment or waiver of the conditions specified in Article VIII hereof.

    SECTION 2.04 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of Delaware Law and Tennessee Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of Company and Merger Sub shall vest in Merger Sub as the Surviving Corporation, and all debts, liabilities and duties of Company and Merger Sub shall become the debts, liabilities and duties of Merger Sub as the Surviving Corporation.

    SECTION 2.05 Certificate of Incorporation; Bylaws; Directors and Officers of Surviving Corporation. Unless otherwise agreed by Parent and Company before the Effective Time, at the Effective Time:

        (a) subject to the requirements of Section 7.04(a), the Certificate of Incorporation and the Bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation and the Bylaws of the Surviving Corporation, until thereafter amended as provided by Law and such Certificate of Incorporation or Bylaws; provided, however, that
    Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended to read as follows: 'The name of the corporation is @plan.inc';

        (b) the officers of Merger Sub immediately prior to the Effective Time shall serve in their respective offices of the Surviving Corporation from and after the Effective Time, in each case until their successors are elected or appointed and qualified or until their resignation or removal; and

        (c) the directors of Merger Sub immediately prior to the Effective Time shall serve as the directors of the Surviving Corporation from and after the Effective Time, in each case until their successors are elected or appointed and qualified or until their resignation or removal.

                                  ARTICLE III
               CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

    SECTION 3.01 Conversion of Shares. At the Effective Time, by virtue of the Merger, and without any action on the part of Parent, Merger Sub, Company or the holders of any of the following securities:

        (a) Each share of Company Common Stock issued and outstanding immediately before the Effective Time (excluding shares of Company Common Stock, if any, owned by any wholly owned Subsidiary of Company) and all rights in respect thereof, shall, forthwith cease to exist and be converted into the right to receive, at Parent's election, either

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

           (i) (A) a fraction of a share of Parent Common Stock, the numerator of which is, at Parent's election, not less than $4.00 nor more than $6.40 (the 'Stock Consideration Value'), and the denominator of which is the Final Average Closing Price and (B) an amount of cash equal to $8.00 minus the Stock Consideration Value; or

           (ii) $8.00 in cash.

        The Parent elections contemplated hereby shall be made in writing to Company by 5:30 p.m. (New York City time) on the Business Day prior to the date of (a) the Company Shareholders' Meeting, in the event that all other conditions set forth in Article VIII hereof have been, or are capable of being, satisfied or have been waived at such time or (b) the Closing, in all other circumstances. For the purposes of this Agreement, cash paid pursuant to this Section 3.01(a) shall be referred to as 'Cash Consideration.'

        (b) Each share of Company Common Stock owned by any wholly owned Subsidiary of Company immediately prior to the Effective Time shall be canceled and retired and no shares of stock or other securities of Parent, the Surviving Corporation or any other corporation shall be issuable, and no payment of other consideration shall be made, with respect thereto.

    SECTION 3.02 Exchange of Shares.

    (a) Exchange Agent. As of the Effective Time, Parent shall enter into an agreement with a bank or trust company to act as exchange agent for the Merger (the 'Exchange Agent') as may be designated by Parent, and shall be reasonably acceptable to Company.

    (b) Parent to Provide Common Stock and Cash. Promptly after the Effective Time, Parent shall make available to the Exchange Agent for the benefit of the holders of Company Common Stock: (i) Certificates of Parent Common Stock ('Parent Certificates') representing the number of whole shares of Parent Common Stock issuable pursuant to Section 3.01(a) in exchange for shares of Company Common Stock outstanding immediately prior to the Effective Time;
(ii) sufficient funds to permit payment of the Cash Consideration payable pursuant to Section 3.01(a) in exchange for each share of Company Stock; and
(iii) sufficient funds to permit payment in lieu of fractional shares pursuant to Section 3.04.

    (c) Exchange Procedures. The Exchange Agent shall mail to each holder of record of certificates of Company Common Stock ('Company Certificates'), whose shares were converted into the right to receive Merger Consideration (and cash in lieu of fractional shares pursuant to Section 3.04) promptly after the Effective Time (and in any event no later than the later to occur of three Business Days after the Effective Time and receipt by Parent of a complete list from Company of the names and addresses of its holders of record): (i) a form letter of transmittal in form and substance satisfactory to Company, such approval not to be unreasonably withheld (which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates shall pass, only upon receipt of the Company Certificates by the Exchange Agent, and shall be in such form and have such other provisions as Parent may reasonably specify); and (ii) instructions for use in effecting the surrender of the Company Certificates in exchange for Parent Certificates, Cash Consideration and cash in lieu of fractional shares. Upon surrender of a Company Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed, and such other documents as may be reasonably required by the Exchange Agent, the holder of such Company Certificate shall be entitled to receive in exchange therefor (i) a Parent Certificate as payment of the shares of Parent Common Stock issuable in the Merger, (ii) cash as payment of any Cash Consideration (without any interest accrued thereon), (iii) dividends or distributions declared or made on the Parent Common Stock after the Effective Time and payable between the Effective Time and the time of such surrender and/or (iv) payment of cash in lieu of fractional shares which such holder has the right to receive pursuant to Section 3.04, and the Company Certificate so surrendered shall forthwith be canceled. Until so surrendered, each outstanding Company Certificate that, prior to the Effective Time, represented shares of Company Common Stock, will be deemed from and after the Effective Time, for all purposes other than the payment of dividends and distributions, to evidence the ownership of the number of full shares of Parent Common Stock and amount of any Cash Consideration into which such shares of Company Common Stock, as the case may be, shall have been so converted, and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 3.04. Notwithstanding any other provision of this Agreement, no interest will be paid or will accrue on any cash payable to holders of Company Certificates pursuant to the provisions of this Article III.

    (d) Distributions With Respect to Unexchanged Shares. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Company Certificate with respect to the shares of Parent Common Stock represented thereby until the holder of record of such Company Certificate shall surrender such Company Certificate. Subject to the effect of applicable escheat or similar laws, following surrender of any such Company Certificate, there shall be paid to the record holder of the Parent Certificates issued in exchange therefor, without interest, at the time of such surrender, the amount of any such dividends or other distributions with a record date after the Effective Time theretofore payable (but for the provisions of this Section 3.02(d)) with respect to such shares of Parent Common Stock.

    (e) Transfer of Ownership. If any Parent Certificate is to be issued in a name, or Cash Consideration or cash in lieu of fractional shares paid to a Person, other than that in which the Company Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance and/or payment thereof that the Company Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange will have paid to Parent or any agent designated by it any transfer or other taxes required by reason of the issuance of a Parent Certificate for shares of Parent Common Stock in any name other than that of the registered holder of the Company Certificate surrendered, or established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

    (f) Termination of Exchange Agent Funding. Any portion of funds or Parent Certificates held by the Exchange Agent which have not been delivered to holders of Company Certificates pursuant to this Article III within six months after the Effective Time shall promptly be paid or delivered, as appropriate, to Parent, and thereafter holders of Company Certificates who have not theretofore complied with the exchange procedures set forth in and contemplated by this Section 3.02 shall thereafter look only to Parent (subject to abandoned property, escheat and similar laws) only as general creditors thereof for their claim for shares of Parent Common Stock, any Cash Consideration or cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions (with a record date after the Effective Time) with respect to Parent Common Stock to which they are entitled.

    (g) No Liability. Notwithstanding anything to the contrary in this
Section 3.02, none of the Exchange Agent, the Surviving Corporation or any party hereto shall be liable to any Person in respect of any shares of Parent Common Stock or cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

    SECTION 3.03 Stock Transfer Books. As of the Effective Time, the stock transfer books of Company shall each be closed, and there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of any such stock transfer books. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the stock transfer records of Company at the Effective Time, a certificate or certificates representing the number of full shares of Parent Common Stock into which such shares of Company Common Stock shall have been converted shall be issued to the transferee together with a cash payment in the amount of the Cash Consideration payable in accordance with Section 3.01(a), a cash payment in lieu of fractional shares, if any, in accordance with Section 3.04 hereof, and a cash payment in the amount of dividends, if any, in accordance with Section 3.02(d) hereof, if the certificate or certificates representing such shares of Company Common Stock, as the case may be, is or are surrendered as provided in Section 3.02(c) hereof, accompanied by all documents required to evidence and effect such transfer and by evidence of payment of any applicable stock transfer tax.

    SECTION 3.04 No Fractional Share Certificates. No scrip or fractional share Parent Certificate shall be issued upon the surrender for exchange of Company Certificates, and an outstanding fractional share interest shall not entitle the owner thereof to vote, to receive dividends or to any rights of a shareholder of Parent or of Surviving Corporation with respect to such fractional share interest. As promptly as practicable following the Effective Time, Parent shall deposit with the Exchange Agent (in addition to

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

funds representing any Cash Consideration payable in accordance with
Section 3.01(a)) an amount in cash sufficient for the Exchange Agent to pay each holder of Company Common Stock an amount in cash, rounded to the nearest whole cent, equal to the product obtained by multiplying (i) the fractional share interest to which such holder would otherwise be entitled (after taking into account all shares of Company Common Stock held at the Effective Time by such holder) by (ii) the Final Average Closing Price. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Common Stock with respect to any fractional share interests, the Exchange Agent shall make available such amounts, net of any required withholding taxes, to such holders of Company Common Stock subject to and in accordance with the terms of Section 3.02 hereof.

    SECTION 3.05 Options and Warrants to Purchase Company Common Stock. At the Effective Time, the Company Stock Plans and each option granted by Company to purchase shares of Company Common Stock pursuant to the Company Stock Plans or otherwise listed on Schedule 3.05 of the Company Disclosure Schedule ('Company Stock Options') which is outstanding and unexercised immediately prior to the Effective Time, and each warrant to purchase shares of Company Common Stock ('Company Warrants') listed on Schedule 3.05 which is outstanding and unexercised immediately prior to the Effective Time, shall be assumed by Parent and converted into an option or warrant, as the case may be, to purchase shares of Parent Common Stock in such number and at such exercise price as provided below and otherwise having the same terms and conditions as in effect immediately prior to the Effective Time (except to the extent that such terms, conditions and restrictions may be altered in accordance with their terms as a result of the Merger contemplated hereby and except that all references in each such Company Stock Option or Company Warrant to Company shall be deemed to refer to Parent):

        (a) the number of shares of Parent Common Stock to be subject to the new option or warrant, as the case may be, shall be equal to the product of
    (x) the number of shares of Company Common Stock subject to the original Company Stock Option or Company Warrant immediately prior to the Effective Time and (y) the Exchange Ratio;

        (b) the exercise price per share of Parent Common Stock under the new option or warrant shall be equal to (x) the exercise price per share of Company Common Stock in effect under the original Company Stock Option or Company Warrant immediately prior to the Effective Time divided by (y) the Exchange Ratio; and

        (c) in effecting such assumption and conversion, the aggregate number of shares of Parent Common Stock to be subject to each assumed Company Stock Option or Company Warrant will be rounded down, if necessary, to the next whole share and the aggregate exercise price shall be rounded up, if necessary, to the next whole cent.

    The adjustments provided herein with respect to any options that are 'incentive stock options' (as defined in Section 422 of the Code) shall be effected in a manner consistent with the requirements of Section 424(a) of the Code.

    SECTION 3.06 Certain Adjustments.

    (a) If between the date of this Agreement and the Effective Time, (i) the outstanding shares of Parent Common Stock, or Company Common Stock shall be changed into a different number of shares by reason of any reclassification, recapitalization, split-up, combination or exchange of shares, or any dividend payable in stock or other securities shall be declared thereon with a record date within such period, or (ii) the number of shares of Company Common Stock on a fully diluted basis is in excess of that specified in Section 4.03 or disclosed in Schedule 4.03 of the Company Disclosure Schedule (regardless of whether such excess is a result of an additional issuance of capital stock except as otherwise permitted pursuant to this Agreement or a correction to such Sections), then, in either case, the Exchange Ratio and the Merger Consideration shall be adjusted accordingly to provide to Parent and Company the same economic effect as contemplated by this Agreement prior to such reclassification, recapitalization, split-up, combination, exchange, dividend or increase.

    (b) Notwithstanding anything herein to the contrary, in the event that Parent elects to pay the Merger Consideration pursuant to Section 3.01(a)(i) and the amount of cash to be paid by Parent in the Merger would exceed the amount of cash permissible for the Merger to qualify as a tax-free reorganization under Section 368(a) of the Code, including as a result of the Final Average Closing Price being higher than the mean between the high and low sale prices of Parent Common Stock on the Closing Date (the 'Closing Date Average Price'), then Parent shall reduce the amount of cash to be paid to each holder of Company Common Stock and increase the number of shares of Parent Common Stock, valued at the Closing Date Average Price, to be issued to such holder by such amounts as required to qualify for such tax-free treatment.

    SECTION 3.07 Lost, Stolen or Destroyed Certificates. In the event any Company Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Company Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Parent Common Stock and Cash Consideration (and cash in lieu of fractional shares) as may be required pursuant to Sections 3.01(a) and 3.06(b) (and Section 3.04); provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Company Certificates to indemnify Parent against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to the Company Certificates alleged to have been lost, stolen or destroyed.

    SECTION 3.08 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Company, the officers and directors of Company are fully authorized in the name of their corporation or otherwise to take, and will use good faith efforts to take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

                                   ARTICLE IV
                   REPRESENTATIONS AND WARRANTIES OF COMPANY

    Company hereby represents and warrants to Parent and Merger Sub, subject to the exceptions specifically disclosed in writing in the Company Disclosure Schedule, all such exceptions to be referenced to a specific representation set forth in this Article IV or otherwise be clearly applicable to representations hereof not specifically referenced, that:

    SECTION 4.01 Organization and Qualification; No Subsidiaries

    (a) The Company has been duly organized and is validly existing and in good standing (to the extent applicable) under the laws of the State of Tennessee and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Company is duly qualified or licensed to do business, and is in good standing (to the extent applicable), in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failure to be so qualified or licensed and in good standing that could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

    (b) Company does not own an equity interest in any corporation, partnership or joint venture arrangement or other business entity.

    SECTION 4.02 Charter and Bylaws. The copies of Company's charter and bylaws previously presented to Parent by Company are true, complete and correct copies thereof. Such charter and bylaws are in full force and effect. Company is not in violation of any of the provisions of its charter or bylaws.

    SECTION 4.03 Capitalization. The authorized capital stock of Company consists of 50,000,000 shares of Company Common Stock and 10,000,000 shares of Preferred Stock, without par value, of the Company ('Company Preferred Stock'). As of the close of business on November 1, 2000, (i) 11,332,770 shares of Company Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable, (ii) no shares of Company Common Stock are held in the treasury of Company, (iii) 3,012,906 shares of Company Common Stock are reserved for future issuance pursuant to Company Stock Options, Company Warrants and Company Preferred Stock, and (iv) no shares of Company Preferred Stock are issued and outstanding. The name of each holder of a Company Stock Option or Company Warrant, the grant or issuance date of each Company Stock Option or

Company Warrant, the number of shares of Company Common Stock for which each Company Stock Option or Company Warrant is exercisable, the exercise price of each Company Stock Option or Company Warrant and the vesting schedule of each Company Stock Option are set forth in Schedule 4.03 of the Company Disclosure Schedule. Except for shares of Company Common Stock issuable pursuant to Company Stock Plans and as otherwise set forth in Schedule 4.03 of the Company Disclosure Schedule, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Company is a party or by which Company is bound relating to the issued or unissued capital stock of Company or obligating Company to issue or sell any shares of capital stock of, or other equity interests in, Company. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. There are no outstanding contractual obligations of Company to repurchase, redeem or otherwise acquire any shares of Company Common Stock. There are no material outstanding contractual obligations of Company to provide funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any entity or Person.

    SECTION 4.04 Authority Relative to This Agreement. Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Company and the consummation by Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than, with respect to the Merger, the approval of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock entitled to vote with respect thereto at the Company Shareholders' Meeting, and the filing and recordation of the DE Certificate of Merger as required by Delaware Law and the TN Articles of Merger as required by Tennessee Law). This Agreement has been duly executed and delivered by Company and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes the legal, valid and binding obligation of Company, enforceable against Company in accordance with its terms, except to the extent that enforceability hereof may be limited by applicable bankruptcy, moratorium, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and by principles of equity regarding the availability of remedies (whether in a proceeding at law or in equity).

    SECTION 4.05 No Conflict; Required Filings and Consents.

    (a) The execution and delivery of this Agreement by Company do not, and the performance by Company of its obligations hereunder, and the consummation of the Merger will not, (i) conflict with or violate any provision of the charter or bylaws of Company; (ii) assuming that all filings and notifications described in
Section 4.05(b) have been made, conflict with or violate any Law applicable to Company or by which any property or asset of Company is bound or affected; or
(iii) result in any material breach of or constitute a material default (or an event which with the giving of notice or lapse of time or both could reasonably be expected to become a material default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other Encumbrance on any property or asset of Company pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation.

    (b) The execution and delivery of this Agreement by Company do not, and the performance by Company of its obligations hereunder and the consummation of the Merger will not, require any consent, approval, authorization or permit of, or filing by Company with or notification by Company to, any Governmental Entity, except pursuant to applicable requirements of the Exchange Act, the Securities Act, Blue Sky Laws, the rules and regulations of the NNM, the premerger notification requirements of the HSR Act, and the filing and recordation of the DE Certificate of Merger as required by Delaware Law and the TN Articles of Merger as required by Tennessee Law.

    SECTION 4.06 Permits; Compliance with Laws. Company is in possession of all franchises, grants, authorizations, licenses, establishment registrations, product listings, permits, approvals and orders of any Governmental Entity necessary for Company to own, lease and operate its properties and assets or otherwise to carry on its business in all material respects as it is now being conducted (collectively, the

'Company Permits'), and, as of the date of this Agreement, none of the Company Permits has been suspended or cancelled nor is any such suspension or cancellation pending or, to the Knowledge of Company, threatened in writing. Company is not in conflict with, or in default or violation of, (i) any Law applicable to Company or by which any property or asset of Company is bound or affected or (ii) any Company Permits, which conflict, default or violation would likely result in a Company Material Adverse Effect. Schedule 4.06 of the Company Disclosure Schedule sets forth, as of the date of this Agreement, all actions, proceedings, investigations or surveys pending or, to the Knowledge of Company, threatened in writing against Company that could reasonably be expected to result in the suspension or cancellation of any Company Permit. Since
December 31, 1997, Company has not received from any Governmental Entity any written notification with respect to possible conflicts, defaults or violations of Laws.

    SECTION 4.07 SEC Filings; Financial Statements.

    (a) Except as set forth on Schedule 4.07(a) of the Company Disclosure Schedule, Company has timely filed all forms, reports, statements and documents required to be filed by it (A) with the SEC and the NNM since May 21, 1999 (collectively, together with any such forms, reports, statements and documents Company may file subsequent to the date hereof until the Closing, the 'Company Reports') and (B) with any other Governmental Entities. Each Company Report
(i) was prepared, in all material respects, in accordance with the requirements of the Securities Act, the Exchange Act or the rules and regulations of the NNM, as the case may be, and (ii) did not at the time it was filed (or if amended or superseded by a filing prior to the date hereof, then as of and on the date so amended or superseded) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each form, report, statement and document referred to in clause (B) of this paragraph was prepared in all material respects in accordance with the requirements of applicable Law.

    (b) Each of the financial statements (including, in each case, any notes thereto) contained in the Company Reports was prepared in accordance with U.S. GAAP (except, in the case of unaudited financial statements, for the absence of footnotes and subject to normal year end adjustments, which adjustments are not material) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each presented fairly, in all material respects, the financial position of Company as at the respective dates thereof, and its results of operations, shareholders' equity and cash flows for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring immaterial year-end adjustments).

    (c) Except as and to the extent set forth or reserved against on the balance sheet of Company as reported in the Company Reports, including the notes thereto, Company has no liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on a balance sheet or in notes thereto prepared in accordance with U.S. GAAP, except for immaterial liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 1999.

    SECTION 4.08 Absence of Certain Changes or Events. Since December 31, 1999, Company has conducted its business, in all material respects, only in the ordinary course consistent with past practice and, since such date, there has not been (i) any Company Material Adverse Effect, (ii) any event that could reasonably be expected to prevent or materially delay the performance of Company's obligations pursuant to this Agreement and the consummation of the Merger by Company, (iii) any change by Company in its accounting methods, principles or practices, (iv) any declaration, setting aside or payment of any dividend or distribution in respect of the shares of Company Common Stock or any redemption, purchase or other acquisition of any of Company's securities,
(v) except for changes in the ordinary course of business consistent with past practice that only affect non-officer employees of Company, any increase in the compensation or benefits or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards or restricted stock awards), stock purchase or other employee benefit plan, or any other increase in the compensation payable or to become payable to any executive officers of Company,
(vi) any issuance or
sale of any stock, notes, bonds or other securities other than pursuant to the exercise of outstanding securities, or entering into any agreement with respect thereto, (vii) any amendment to the Company's charter or bylaws, (viii) other than in the ordinary course of business, any (x) purchase, sale, assignment or transfer of any material assets, (y) mortgage, pledge or the institution of any lien, change or other Encumbrance on any material assets or properties, tangible or intangible, except for liens for taxes not yet delinquent or (z) waiver of any rights of material value or cancellation or any material debts or claims,
(ix) any incurrence of any material liability (absolute or contingent), except for current liabilities and obligations incurred in the ordinary course of business consistent with past practice, (x) any incurrence of any damage, destruction or similar loss, whether or not covered by insurance, materially affecting the business or properties of Company, or (xi) any entering into any transaction of a material nature other than in the ordinary course of business, consistent with past practices.

    SECTION 4.09 Employee Benefit Plans; Labor Matters.

    (a) With respect to each employee benefit fund, plan, program, arrangement and contract (including, without limitation, any 'employee benefit plan', as defined in Section 3(3) of ERISA) maintained, sponsored or contributed to or required to be contributed to by Company or other trade or business (whether or not incorporated) treated as a single employer with Company (a 'Company ERISA Affiliate') pursuant to Code Section 414(b), (c), (m) or (o), or with respect to which Company or any Company ERISA Affiliate could incur liability under
Section 4069, 4212(c) or 4204 of ERISA or Section 412 of the Code (the 'Company Benefit Plans'), Company has delivered or made available to Parent a true, complete and correct copy of (i) such Company Benefit Plan and the most recent summary plan description related to such Company Benefit Plan, if a summary plan description is required therefor, (ii) each trust agreement or other funding arrangement relating to such Company Benefit Plan, (iii) the most recent annual report (Form 5500) filed with the IRS with respect to such Company Benefit Plan,
(iv) the most recent actuarial report or financial statement relating to such Company Benefit Plan and (v) the most recent determination letter issued by the IRS with respect to such Company Benefit Plan, if it is intended to be qualified under Section 401(a) of the Code. Neither Company nor any Company ERISA Affiliate nor, to the Knowledge of Company, any other person or entity, has any express or implied commitment, whether legally enforceable or not, to modify, change or terminate any Company Benefit Plan, other than with respect to a modification, change or termination required by ERISA or the Code.

    (b) Each Company Benefit Plan has been administered in all material respects in accordance with its terms and all applicable laws, including, without limitation, ERISA and the Code, and all contributions required to be made under the terms of any of the Company Benefit Plans as of the date of this Agreement have been timely made or have been reflected on the most recent balance sheet filed or incorporated by reference in the Company Reports prior to the date of this Agreement. With respect to the Company Benefit Plans, to the Knowledge of the Company, no event has occurred and there exists no condition or set of circumstances in connection with which Company or any Company ERISA Affiliate could be subject to any material liability (other than for routine benefit liabilities) under the terms of such Company Benefit Plans, ERISA, the Code or any other applicable Law.

    (c) Company on behalf of itself and all of the Company ERISA Affiliates hereby represents that: (i) the Company Benefit Plan and its trust or other funding arrangement which is intended to be qualified under Section 401(a), 401(k), 401(m), 4975(e)(1) or 501(a), as applicable, of the Code is a standardized, prototype plan which has an opinion letter from the IRS as to its qualified status under the Code, and, to the Knowledge of the Company, no fact or event has occurred to adversely affect the qualified status of such Company Benefit Plan or the exempt status of any related trust; (ii) to the Knowledge of the Company, there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Company Benefit Plan; (iii) each Company Benefit Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability, other than (A) liability for ordinary administrative expenses typically incurred in a termination event or (B) if the Company Benefit Plan is a pension benefit plan subject to Part 2 of Title I of ERISA, liability for the accrued benefits as of the date of such termination (if and to the extent required by ERISA) to the extent that either there are sufficient assets set aside in a trust or insurance contract to satisfy such liability or such liability is reflected on the most recent balance sheet filed or incorporated by reference in the Company Reports prior to the date of this Agreement. No suit, administrative proceeding, action or other litigation has been brought, or, to the Knowledge of the Company, is threatened, against or with respect to any Company Benefit Plan, including any audit or inquiry by the Internal Revenue Service or United States Department of Labor (other than routine benefits claims).

    (d) No Company Benefit Plan is a multiemployer pension plan (as defined in Section 3(37) of ERISA) or other pension plan subject to Title IV of ERISA and neither the Company nor any Company ERISA Affiliate has sponsored or contributed to or been required to contribute to a multiemployer pension plan or other pension plan subject to Title IV of ERISA. No material liability under Title IV of ERISA has been incurred by Company or any Company ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to Company or any Company ERISA Affiliate of incurring or being subject (whether primarily, jointly or secondarily) to a material liability thereunder. None of the assets of Company or any Company ERISA Affiliate is, or may reasonably be expected to become, the subject of any lien arising under ERISA or
Section 412(n) of the Code.

    (e) With respect to each Company Benefit Plan that is subject to Title IV or
Part 3 of Title I of ERISA or Section 412 of the Code, (i) no reportable event (within the meaning of Section 4043 of ERISA, other than an event that is not required to be reported before or within 30 days of such event) has occurred or is expected to occur, (ii) there was not an accumulated funding deficiency (within the meaning of Section 302 of ERISA or Section 412 of the Code), whether or not waived, as of the most recently ended plan year of such Company Benefit Plan; and (iii) there is no 'unfunded benefit liability' (within the meaning of Section 4001(a)(18) of ERISA).

    (f) Company has scheduled on Schedule 4.09(f) of the Company Disclosure Schedule and has delivered to Parent true, complete and correct copies of
(i) all employment agreements with officers and all consulting agreements of Company providing for annual compensation in excess of $100,000, (ii) all severance plans, agreements, programs and policies of Company with or relating to its employees, directors or consultants, and (iii) all plans, programs, agreements and other arrangements of Company with or relating to its employees, directors or consultants which contain 'change of control' provisions. Except as set forth in Schedule 4.09(f) of the Company Disclosure Schedule, which discloses the Company's estimate of excess parachute payments based on assumptions described therein, no payment or benefit which will be made by Company under any Company Benefit Plan or other arrangement will constitute an excess parachute payment under Code Section 280G(b)(1), and the consummation of the transactions contemplated by this Agreement will not individually or in conjunction with any other possible event (including termination of employment)
(i) entitle any current or former employee or other service provider of Company to severance benefits or any other payment, compensation or benefit (including forgiveness of indebtedness), except as expressly provided by this Agreement, or
(ii) accelerate the time of payment or vesting, or increase the amount of compensation or benefit due any such employee or service provider. The form of indemnification agreement set forth as Exhibit 10.7 to Company's Annual Report on Form 10-K for the year ended December 31, 1999, is identical, in all material respects to the indemnification agreements entered into between the Company and each of its current and future directors.

    (g) Company is not a party to, and does not have any obligations under or with respect to, any collective bargaining or other labor union contract applicable to Persons providing services to Company and no collective bargaining agreement is being negotiated by Company or any Person or entity that may obligate Company thereunder. As of the date of this Agreement, there is no labor dispute, strike, union organizing activity or work stoppage pending or, to the Knowledge of Company, threatened against Company. As of the date of this Agreement, to the Knowledge of Company, neither Company or any of its representatives or employees has committed any unfair labor practice in connection with the operation of the business of Company, and there is no charge or complaint filed against Company by or with the National Labor Relations Board or any comparable Governmental Entity pending or threatened in writing.

    Company is in compliance in all material respects with all currently applicable Laws and regulations respecting employment, discrimination in employment, terms and conditions of employ-ment, wages, hours and occupational safety and health and employment practices, and is not engaged in any unfair labor practice, which could result in any material liability to Company. Company has withheld all amounts required by Law or by agreement to be withheld from the wages, salaries, and other payments to employees; and is not liable for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing. Company is not liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no claims pending against Company under any workers' compensation plan or policy or for long term disability. There are no controversies pending or, to the Knowledge of Company, threatened, between Company and any past or present employees or independent contractors, which controversies have or could reasonably be expected to result in an action, suit, proceeding, claim, arbitration or investigation before Governmental Entity. To the Knowledge of the Company, no employees of Company are in violation of any term of any employment contract, non-disclosure agreement, noncompetition agreement or any restrictive covenant to a former employer relating to the right of any such employee to be employed by Company because of the nature of the business conducted or presently proposed to be conducted by Company or to the use of trade secrets or proprietary information of others. No employees of Company have given notice to Company, nor is Company otherwise aware, that any such employee intends to terminate his or her employment with Company.

    (h) Except as required by Law, no Company Benefit Plan, other than the severance agreements previously provided to Parent and listed on
Schedule 4.09(h) of the Company Disclosure Schedule, provides any of the following retiree or post-employment benefits to any Person: medical, disability or life insurance benefits. Company and each Company ERISA Affiliate are in material compliance with (i) the requirements of the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 ('COBRA') and the regulations (including proposed regulations) thereunder and (ii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations (including the proposed regulations) thereunder.

    SECTION 4.10 Certain Tax Matters. Neither Company nor any of its Affiliates has taken or agreed to take any action (other than actions contemplated by this Agreement, including, without limitation, the circumstances contemplated by
Section 3.01(a)(ii)) that could reasonably be expected to prevent the Merger from constituting a 'reorganization' under Section 368(a) of the Code. Company is not aware of any agreement or plan to which Company or any of its Affiliates is a party or other circumstances relating to Company or any of its Affiliates that could reasonably be expected to prevent the Merger from so qualifying as a reorganization under Section 368(a) of the Code.

    SECTION 4.11 Contracts. Section 4.11 of the Company Disclosure Schedule sets forth a list of each contract or agreement that is material to the business, assets, liabilities, financial condition or results of operations of Company (each, a 'Material Contract'). Company is not in material violation of or in default under (nor does there exist any condition which with the passage of time or the giving of notice could reasonably be expected to cause such a material violation of or material default under) any Material Contract. Each Material Contract is in full force and effect and is a legal, valid and binding obligation of Company and, to the Knowledge of Company, each of the other parties thereto, enforceable in accordance with its terms.

    SECTION 4.12 Litigation. There is no suit, claim, action, proceeding or investigation pending or, to the Knowledge of Company, threatened in writing against Company and, to the Knowledge of the Company, there are no existing facts or circumstances that could reasonably be expected to result in such a suit, claim, action, proceeding or investigation, and on or before the Closing, there will be no suit, claim, action proceeding, pending or, to the Knowledge of Company, threatened in writing that could reasonably be expected to have a Company Material Adverse Effect. Company is not aware of any facts or circumstances which could reasonably be expected to result in the denial of insurance coverage under policies issued to Company in respect of such suits, claims, actions, proceedings and investigations, except in any case as could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Company is not subject to any outstanding order, writ, injunction or decree which could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or materially interfere with Company's ability to consummate the transactions contemplated herein.

    SECTION 4.13 Environmental Matters. Except as could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) Company is in compliance with all applicable Environmental Laws and all Company Permits required by Environmental Laws; (ii) all past noncompliance of Company with Environmental Laws or Environmental Permits has been resolved without any pending, ongoing or future obligation, cost or liability; and
(iii) Company has not released a Hazardous Material at, or transported a Hazardous Material to or from, any real property currently or formerly owned, leased or occupied by Company in violation of any Environmental Law.

    SECTION 4.14 Intellectual Property.

    (a) All patents (including, without limitation, all U.S. and foreign patents, patent applications, patent disclosures, and any and all divisions, continuations, continuations-in-part, reissues, re-examinations and extensions thereof); design rights, trademarks, trade names and service marks (whether or not registered); trade dress; Internet domain names; copyrights (whether or not registered) and any renewal rights therefor; sui generis database rights; data; statistical models; technology; inventions; supplier lists; trade secrets and know-how; computer software programs or applications in both source and object code form; databases; technical documentation of such software programs and databases ('Technical Documentation'); registrations and applications for any of the foregoing and all other tangible or intangible proprietary information or materials that are or have been used in (including, without limitation, in the development of) Company's business and/or in any product, technology or process
(i) currently being or formerly manufactured, published or marketed by Company or (ii) previously or currently under development for possible future manufacturing, publication, marketing or other use by Company are hereinafter referred to as the 'Company Intellectual Property.'

    (b) Section 4.14 (b) of the Company Disclosure Schedule contains a true and complete list of Company's patents, patent applications, registered trademarks, trademark applications, common law trademarks, trade names, registered service marks, service mark applications, common law service marks, Internet domain names, Internet domain name applications, copyright registrations and applications and other filings and formal actions made or taken pursuant to Federal, state, local and foreign laws by Company to protect its interests in Company Intellectual Property, and includes details of all due dates for further filings, maintenance, payments or other actions falling due in respect of Company Intellectual Property within twelve (12) months of the Closing Date. All of Company's patents, patent applications, registered trademarks, trademark applications, registered service marks and service mark registrations, and registered copyrights remain in good standing with all fees and filings due as of the Closing Date duly made and the due dates specified in the Company Disclosure Schedule are accurate and complete.

    (c) Section 4.14(c) of the Company Disclosure Schedule contains a true and complete list of the registrations that Company has obtained anywhere in the World in relation to the processing of data. Company has made all such registrations which it is required to have made and is in good standing with respect to such registrations with all fees due as of the Effective Time duly made.

    (d) Company Intellectual Property contains only those items and rights which are: (i) owned by Company; (ii) in the public domain; or (iii) rightfully used by Company pursuant to a valid and enforceable license (the 'Company Licensed Intellectual Property'), the parties, date, term and subject matter of each such license agreement (each, a 'License Agreement') being set forth on
Section 4.14(d) of the Company Disclosure Schedule. Company has all rights in Company Intellectual Property necessary to carry out Company's current activities and Company's future activities to the extent such future activities are already planned (and had all rights necessary to carry out its former activities at the time such activities were being conducted), including without limitation, to the extent required to carry out such activities, rights to make, use, reproduce, modify, adopt, create derivative works based on, translate, distribute (directly and indirectly), transmit, display and perform publicly, license, rent and lease and, other than with respect to Company Licensed Intellectual Property, assign and sell, Company Intellectual Property.

    (e) The reproduction, manufacturing, distribution, licensing, sublicensing, sale or any other exercise of rights in any Company Intellectual Property, product, work, technology or process as now used or offered or proposed for use, licensing or sale by Company does not infringe on any patent, design right, trademark, trade name, service mark, trade dress, Internet domain name, copyright, database, statistical model, technology, invention, supplier list, trade secret, know-how, computer software program or application of any person, anywhere in the World. No claims (i) challenging the validity, effectiveness or, other than with respect to Company Licensed Intellectual Property, ownership by Company of any Company Intellectual Property, or (ii) to the effect that the use, distribution, licensing, sublicensing, sale or any other exercise of rights in any product, work, technology or process as now used or offered or proposed for use, licensing, sublicensing or sale by Company or its agents or use by its customers infringes or will infringe on any intellectual property or other proprietary or personal right of any person, have been asserted or, to the Knowledge of Company, are threatened by any person, nor are there any valid grounds for any bona fide claim of any such kind. All of the rights within Company Intellectual Property are enforceable and subsisting. To the Knowledge of Company, there is no unauthorized use, infringement or misappropriation of any Company Intellectual Property by any third party, employee or former employee.

    (f) All personnel, including employees, agents, consultants and contractors, who have contributed to or participated in the conception and development of Company Intellectual Property on behalf of Company, have executed nondisclosure agreements in the form set forth in Section 4.14 (f) of the Company Disclosure Schedule and either (i) have been a party to an enforceable 'work-for-hire' arrangement or agreements with Company in accordance with applicable national and state law that has accorded Company full, effective, exclusive and original ownership of all tangible and intangible property thereby arising, or (ii) have executed appropriate instruments of assignment in favor of Company as assignee that have conveyed to Company effective and exclusive ownership of all tangible and intangible property thereby arising.

    (g) Company is not, nor as a result of the execution or delivery of this Agreement, or performance of Company's obligations hereunder, will Company be, in violation of any license, sublicense, agreement or instrument to which Company is a party or otherwise bound, nor will execution or delivery of this Agreement, or performance of Company's obligations hereunder, cause the diminution, termination or forfeiture of any Company Intellectual Property.

    (h) Section 4.14(h) of the Company Disclosure Schedule contains a true and complete list of all of Company's software programs (the 'Company Software Programs'). Except with respect to software or technology in-licensed by Company (to which Company holds appropriate and valid licenses), Company owns full and unencumbered right and good, valid and marketable title to such Company Software Programs free and clear of all mortgages, pledges, liens, security interests, conditional sales agreements, charges or Encumbrances of any kind.

    (i) The source code and system documentation relating to the Company Software Programs (i) have at all times been maintained in strict confidence,
(ii) have been disclosed by Company only to employees who have a 'need to know' the contents thereof in connection with the performance of their duties to Company and who have executed the nondisclosure agreements referred to in this
Section 4.14, and (iii) have not been disclosed to any third party, except those third parties set forth in Section 4.14(i) of the Company Disclosure Schedule who have executed non-disclosure agreements with Company.

    (j) Company has taken all reasonable steps, in accordance with normal industry practice, to preserve and maintain complete notes and records relating to Company Intellectual Property to cause the same to be readily understood, identified and available.

    (k) The Company Software Programs (i) have been designed to ensure year 2000 compatibility, which includes, but is not limited to, date data century recognition, and calculations that accommodate same century and multi-century formulas and date values; (ii) operate and will operate in accordance with their specifications prior to, during and after the calendar year 2000 AD; and
(iii) shall not end abnormally or provide invalid or incorrect results as a result of date data, specifically including date data which represents or references different centuries or more than one century.

    (l) Company Intellectual Property is free and clear of any and all mortgages, pledges, liens, security interests, conditional sale agreements, charges or Encumbrances of any kind.

    (m) Except as set forth in Section 4.14(m) of the Company Disclosure Schedule, Company does not owe any royalties or other payments to third parties in respect of Company Intellectual Property. All royalties or other payments set forth in Section 4.14(m) of the Company Disclosure Schedule that have accrued prior to the Effective Time have been paid.

    (n) Company uses commercially reasonable efforts to regularly scan the Company Software Programs and the Company Intellectual Property with 'best-in-class' virus detection software. To the Knowledge of the Company, Company Software Programs and other Company Intellectual Property contain no 'viruses.' For the purposes of this Agreement, 'virus' means any computer code intentionally designed to disrupt, disable or harm in any manner the operation of any software or hardware. To the Knowledge of the Company, none of the foregoing contains any worm, bomb, backdoor, clock, timer, or other disabling device code, design or routine which causes the software to be erased, inoperable, or otherwise incapable of being used, either automatically or upon command by any party.

    (o) Company has implemented all reasonable steps which are known in the information systems industry and which constitute best practices in the physical and electronic protection of its information assets from unauthorized disclosure, use or modification. Section 4.14(o) of the Company Disclosure Schedule sets forth (i) each breach of security of which Company is aware,
(ii) its known or anticipated consequences, and (iii) the steps Company has taken to remedy such breach.

    (p) All information (the 'Database Information') contained in the databases maintained by Company (the 'Databases') has been at all times (i) collected in accordance with fair information collection practices (including but not limited to (a) the standards promulgated by the Online Privacy Alliance; (b) the standards promulgated by the Direct Marketing Association, and (c) all applicable Federal, state and other laws, rules and regulations including but not limited to those relating to the use of information collected from or about consumers) so that, at a minimum and prior to submitting any information to Company or its agents (including, but not limited to, The Gallup Organization, Inc.), Internet users received notice of how the information will be used and a choice whether to submit such information; and (ii) stored, maintained and used in accordance with such notices and all Federal, state and local laws, rules and regulations.

    (q) Company has the sole and exclusive right to use and commercially exploit the Database Information, free of consideration to any third party (including, but not limited to, The Gallup Organization, Inc.) other than as set forth in
Section 4.14(q) of the Company Disclosure Schedule.

    (r) The form of Company's customer agreement set forth in Section 4.14(r) of the Company Disclosure Schedule is substantially similar to Company's contracts in effect with its other customers.

    SECTION 4.15 Taxes.

    (a) Company and any consolidated, combined, unitary or aggregate group for Tax purposes of which Company is or has been a member, have properly completed and timely filed all Tax Returns required to be filed by them and have paid all Taxes required to be shown as due thereon. Company has provided adequate accruals in accordance with generally accepted accounting principles in its latest financial statements contained in the Company Reports for any Taxes that have not been paid, whether or not shown as being due on any Tax Returns. Other than in the ordinary course of business, Company has no material liability for unpaid Taxes accruing after the date of the Company's latest financial statements included in the Company Reports.

    (b) There is (i) no material claim for Taxes that is a lien against the property of Company or is being asserted against Company other than liens for Taxes not yet due and payable, (ii) no audit of any Tax Return of Company being conducted by a Tax Authority; (iii) no extension of the statute of limitations on the assessment of any Taxes granted by Company and currently in effect, and
(iv) no agreement, contract or arrangement to which Company is a party that may result in the payment of any amount that would not be deductible by reason of
Section 280G or Section 404 of the Code.

    (c) There has been no change in ownership of Company that has caused the utilization of any losses of such entities to be limited pursuant to
Section 382 of the Code, and any loss carryovers reflected on the latest financial statements included in the Company Reports are properly computed and reflected.

    (d) Company has not been and will not be required to include any material adjustment in taxable income for Tax period (or portion thereof) pursuant to
Section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Merger.

    (e) Company has not filed and will not file any consent to have the provisions of Section 341(f)(2) of the Code (or comparable provisions of any state Tax laws) apply to Company.

    (f) Company is not a party to any Tax sharing or Tax allocation agreement, nor does Company have any liability or potential liability to another party under any such agreement.

    (g) Company has not filed any disclosures under Section 6662 or comparable provisions of state, local or foreign law to prevent the imposition of penalties with respect to any Tax reporting position taken on any Tax Return.

    (h) Company has not ever been a member of a consolidated, combined or unitary group of which Company was not the ultimate parent corporation.

    (i) Company has in its possession receipts for any Taxes paid to foreign Tax authorities. Company has never been a 'personal holding company' within the meaning of Section 542 of the Code or a 'United Sates real property holding corporation' within the meaning of Section 897 of the Code.

    SECTION 4.16 Insurance. Company is presently insured, and since its inception has been insured, against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. The policies of fire, theft, liability and other insurance maintained with respect to the assets or businesses of Company provide, in the good faith judgment of the Company's management, reasonably adequate coverage against loss. Company has heretofore furnished to Parent a complete and correct list as of the date hereof of all insurance policies maintained by Company, and has made available to Parent complete and correct copies of all such policies, together with all riders and amendments thereto. All such policies are in full force and effect and all premiums due thereon have been paid to the date hereof. Company has complied in all material respects with the terms of such policies.

    SECTION 4.17 Properties. Company has good and valid title, free and clear of all Encumbrances, except for Permitted Encumbrances, to all their material properties and assets, whether tangible or intangible, real, personal or mixed, reflected in the Company's financial statements contained in the Company's Annual Report on Form 10-K for the period ended December 31, 1999 as being owned by Company as of the date thereof, other than (i) any properties or assets that have been sold or otherwise disposed of in the ordinary course of business since the date of such financial statements, (ii) liens disclosed in the notes to such financial statements and (iii) liens arising in the ordinary course of business after the date of such financial statements. All buildings, and all fixtures, equipment and other property and assets that are material to its business, held under leases or sub-leases by Company are held under valid instruments enforceable in accordance with their respective terms, subject to applicable laws of bankruptcy, insolvency or similar laws relating to creditors' rights generally and to general principles of equity (whether applied in a proceeding in law or equity). Substantially all of Company's equipment in regular use has been reasonably maintained and is in serviceable condition, reasonable wear and tear excepted.

    SECTION 4.18 Affiliates. Schedule 4.18 of the Company Disclosure Schedule sets forth the names and addresses of each Person who is, in Company's reasonable judgment, an affiliate (as such term is used in Rule 145 under the Securities Act) of Company.

    SECTION 4.19 Opinion of Financial Advisor. Veronis, Suhler & Associates Inc. ('Company Financial Advisor') has delivered to the board of directors of Company its opinion to the effect that the Merger Consideration to be received by the holders of shares of Company Common Stock is fair to such holders from a financial point of view.

    SECTION 4.20 Brokers.

    (a) No broker, finder or investment banker (other than Company Financial Advisor) is entitled to any brokerage, finder's or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of Company.

    (b) Attached hereto as Schedule 4.20(b) of the Company Disclosure Schedule are true, complete and correct copies of all agreements between Company and the Company Financial Advisor. Other than as attached hereto as Schedule 4.20(b) of the Company Disclosure Schedule, there are no other agreements between Company and the Company Financial Advisor.

    SECTION 4.21 Certain Business Practices. Neither Company nor any directors, officers, agents or employees of Company (in their capacities as such) has
(i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity or (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended.

    SECTION 4.22 Business Activity Restriction. There is no non-competition or other similar agreement, commitment, judgment, injunction, order or decree to which Company is a party or subject to that has or could reasonably be expected to have the effect of prohibiting or impairing the conduct of business by Company. Company has not entered into any agreement under which Company is restricted from selling, licensing or otherwise distributing any of its technology or products to, or providing services to, customers or potential customers or any class of customers, in any geographic area, during any period of time or in any segment of the market or line of business.

    SECTION 4.23 Privacy. The Company is, and has always been, in compliance with its then-current privacy policy, including those posted on the Company's Web site(s). The Company has conducted its business and maintained its data at all times in accordance with (i) the standards promulgated by the Online Privacy Alliance, (ii) the standards promulgated by the Direct Marketing Association, and (iii) all applicable Federal, state and other laws, including, but not limited to, those relating to the use of information collected from or about consumers.

    SECTION 4.24 Sections 48-103-205 and 48-103-206 of Tennessee Law Not Applicable. The board of directors of Company has approved the Merger, this Agreement, the Shareholder Agreements and the Shareholder Letters, and such approval is sufficient to render inapplicable to the Merger, this Agreement, the Shareholder Agreements and the Shareholder Letters and the transactions contemplated by this Agreement and the Shareholder Agreements the provisions of Sections 48-103-205 and 48-103-206 of Tennessee Law. No other state takeover statute or similar statute or regulation applies or purports to apply to the Merger, this Agreement, the Shareholder Agreements or the transactions contemplated by this Agreement and the Shareholder Agreements.

                                   ARTICLE V
                         REPRESENTATIONS AND WARRANTIES
                            OF PARENT AND MERGER SUB

    Each of Parent and Merger Sub hereby represents and warrants to Company, subject to the exceptions specifically disclosed in the Parent Disclosure Schedule, all such exceptions to be referenced to a specific representation set forth in this Article V or otherwise be clearly applicable to representations hereof not specifically referenced, that:

    SECTION 5.01 Organization and Qualification. Parent and Merger Sub have each been duly organized and each is validly existing and in good standing (to the extent applicable) under the laws of the State of Delaware, and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of Parent and Merger Sub is duly qualified or licensed to do business, and each is in good standing (to the extent applicable), in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that could not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

    SECTION 5.02 Certificate of Incorporation and Bylaws. The copies of each of Parent's and Merger Sub's certificate of incorporation and bylaws previously provided to Company by Parent are true, complete and correct copies thereof. Such certificate of incorporation, and bylaws are in full force and effect.

    SECTION 5.03 Capitalization.

    (a) The authorized capital stock of Parent consists of 400,000,000 shares of Parent Common Stock and 5,000,000 shares of preferred stock, par value $.001 per share ('Parent Preferred Stock'). As of the close of business on November 1, 2000, (i) 123,534,944 shares of Parent Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable, (ii) no shares of Parent Common Stock are held in the treasury of Parent, (iii) no shares of Parent Common Stock are held by any directly or indirectly owned subsidiary of Parent, including Merger Sub (each a 'Parent Subsidiary'), and (iv) no shares of Parent preferred stock are issued and outstanding. Except for the shares of Parent Common Stock issuable pursuant to the Parent Stock Plans and shares of Parent Common Stock issuable upon conversion of the Parent Convertible Notes, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Parent is a party or by which Parent is bound relating to the issued or unissued capital stock of Parent or any Parent Subsidiary or obligating Parent or any Parent Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, Parent or any Parent Subsidiary. All shares of Parent Common Stock subject to issuance as aforesaid, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. There are no outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any shares of Parent Common Stock. There are no material outstanding contractual obligations of Parent to provide funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Parent Subsidiary or any other Person.

    (b) All of the shares of Parent Common Stock to be issued (i) in connection with the Merger, when issued in accordance with this Agreement, and (ii) upon the conversion of any Company Stock Option or Company Warrant into an option or warrant, as the case may be, to purchase shares of Parent Common Stock in accordance with Section 3.05, when issued upon exercise thereof following the Effective Time, will be validly issued, fully paid and nonassessable and will not be subject to preemptive rights or similar contractual rights granted by Parent.

    SECTION 5.04 Authority Relative to This Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by each of Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate such transactions (other than the consent of Parent as sole shareholder of Merger Sub and the filing and recordation of the DE Certificate of Merger as required by Delaware Law and the TN Articles of Merger as required by Tennessee Law). This Agreement has been duly executed and delivered by each of Parent, Original Merger Sub and Merger Sub and, assuming the due authorization, execution and delivery by Company, constitutes a legal, valid and binding obligation of each of Parent, Original Merger Sub and Merger Sub enforceable against Parent, Original Merger Sub and Merger Sub in accordance with its terms, except to the extent that enforceability hereof may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and by principles of equity regarding the availability of remedies.

    SECTION 5.05 No Conflict; Required Filings and Consents.

    (a) The execution and delivery of this Agreement by Parent and Merger Sub does not, and the performance by Parent and Merger Sub of their obligations hereunder and the consummation of the Merger will not, (i) conflict with or violate any provision of the certificate of incorporation or bylaws of

Parent or any equivalent organizational documents of any Parent Subsidiary,
(ii) assuming that all consents, approvals, authorizations and permits described in Section 5.05(b) have been obtained and all filings and notifications described in Section 5.05(b) have been made, conflict with or violate any Law applicable to Parent or any other Parent Subsidiary or by which any property or asset of Parent or any Parent Subsidiary is bound or affected or (iii) result in any breach of or constitute a default (or an event which with the giving of notice or lapse of time or both could reasonably be expected to become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other Encumbrance on any property or asset of Parent pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation.

    (b) The execution and delivery of this Agreement by Parent and Merger Sub does not, and the performance by Parent and Merger Sub of their obligations hereunder and the consummation of the Merger will not, require any consent, approval, authorization or permit of, or filing by Parent with or notification by Parent to, any Governmental Entity, except pursuant to applicable requirements of the Exchange Act, the Securities Act, Blue Sky Laws, the rules and regulations of the NNM, the premerger notification requirements of the HSR Act, if any, and the filing and recordation of the DE Certificate of Merger as required by Delaware Law and the TN Articles of Merger as required by Tennessee Law.

    SECTION 5.06 SEC Filings; Financial Statements.

    (a) Parent has timely filed all forms, reports, statements and documents required to be filed by it (A) with the SEC and the NNM since February 20, 1998 (collectively, together with any such forms, reports, statements and documents Parent may file subsequent to the date hereof until the Closing, the 'Parent Reports') and (B) with any other Governmental Entities. Each Parent Report (i) was prepared in accordance with the requirements of the Securities Act, the Exchange Act or the NNM, as the case may be, and (ii) did not at the time it was filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each form, report, statement and document referred to in clause (B) of this paragraph was prepared in all material respects in accordance with the requirements of applicable Law. No Parent Subsidiary is subject to the periodic reporting requirements of the Exchange Act or required to file any form, report or other document with the SEC, the NNM, any other stock exchange or any other comparable Governmental Entity.

    (b) Except as provided in the Parent Reports, each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Parent Reports was prepared in accordance with U.S. GAAP (except, in the case of unaudited financial statements, for the absence of footnotes and subject to normal year end adjustments, which adjustments are not material) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each presented fairly the consolidated financial position of Parent and the Parent Subsidiaries as at the respective dates thereof, and their consolidated results of operations, shareholders' equity and cash flows for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring immaterial year-end adjustments).

    (c) Except as and to the extent set forth or reserved against on the consolidated balance sheet of Parent and the Parent Subsidiaries as reported in the Parent Reports, none of Parent or any Parent Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on a balance sheet or in notes thereto prepared in accordance with U.S. GAAP, except for liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 1999.

    SECTION 5.07 Certain Tax Matters. Neither Parent nor, to the Knowledge of Parent, any of its Affiliates has taken or agreed to take any action (other than actions contemplated by this Agreement, including, without limitation, as contemplated by Section 3.01(a)(ii)) that could reasonably be expected to prevent the Merger from constituting a 'reorganization' under Section 368(a) of the Code. Parent is not aware of any agreement, plan or other circumstance that could reasonably be expected to prevent the Merger from so qualifying as a reorganization under Section 368(a) of the Code.

    SECTION 5.08 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of Parent.

    SECTION 5.09 No Parent Material Adverse Effect. Since December 31, 1999, there has been no Parent Material Adverse Effect.

                                   ARTICLE VI
                                   COVENANTS

    SECTION 6.01 Conduct of Business Pending the Closing. Company agrees that, between the date of this Agreement and the Effective Time, unless Parent shall otherwise agree in writing, (x) the business of Company shall be conducted only in, and Company shall not take any action except in, the ordinary course of business consistent with past practice and (y) Company shall use its reasonable efforts to keep available the services of such of the current officers, significant employees and consultants of Company and to preserve the current relationships of Company with such of the corporate partners, customers, suppliers and other Persons with which Company has significant business relations in order to preserve substantially intact its business organization. Without limitation, Company shall not, between the date of this Agreement and the Effective Time, directly or indirectly, do, or agree to do, any of the following without the prior written consent of Parent:

        (a) amend or otherwise change its charter or bylaws or equivalent organizational documents;

        (b) issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license or Encumbrance of, (i) any shares of capital stock of Company of any class, or securities convertible into or exchangeable or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of Company, other than the issuance of shares of Company Common Stock pursuant to the exercise of stock options, warrants or convertible securities therefor outstanding as of the date hereof or expressly permitted by this Agreement and other than stock options issued in accordance with the guidelines set forth in Section 6.01(b) of Company Disclosure Schedule, or (ii) any material property or assets of Company except transactions pursuant to existing contracts;

        (c) (i) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any interest in any corporation, partnership, other business organization or Person or any division thereof, other than the purchase of assets in the ordinary course of business consistent with past practice; (ii) incur any indebtedness for borrowed money (other than indebtedness with respect to working capital in amounts consistent with past practice) or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person for borrowed money or make any loans or advances material to the business, assets, liabilities, financial condition or results of operations of Company; (iii), except as listed in Section 6.01(c) of Company Disclosure Schedule, terminate, cancel or request any material change in, or agree to any material change in, any Material Contract; (iv) make or authorize any capital expenditure, other than capital expenditures in the ordinary course of business consistent with past practice that are disclosed in writing to Parent and that are not, in the aggregate, in excess of $25,000 for Company; or (v) enter into or amend any contract, agreement, commitment or arrangement that, if fully performed, would not be permitted under this Section 6.01(c);

        (d) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

        (e) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the date hereof;

        (f) amend or change the period (from that currently provided for) of exercisability of options granted under the Company Stock Plans or authorize cash payments in exchange for any Company Stock Options granted under any of such plans;

        (g) amend the terms of, repurchase, redeem or otherwise acquire any of its securities, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to stock option or purchase agreements in effect on the date hereof;

        (h) increase the compensation payable or to become payable to its directors, officers, consultants or employees, grant any rights to retention, severance or termination pay to, or enter into any employment, retention or severance agreement which provides benefits upon a change in control of Company that would be triggered by the Merger with, any director, officer, consultant or other employee of Company who is not currently entitled to such benefits from the Merger, establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer, consultant or employee of Company, except to the extent required by applicable Law or the terms of a collective bargaining agreement, or enter into or amend any contract, agreement, commitment or arrangement between Company and any of Company's directors, officers, consultants or employees;

        (i) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of claims, liabilities or obligations (A) in the ordinary course of business and consistent with past practice or (B) claims, liabilities or obligations reflected or reserved against on the latest balance sheet included in the Company Reports or
    (C) as otherwise set forth on Schedule 6.01 of the Company Disclosure Schedule;

        (j) except as required by any Governmental Entity, make any change with respect to Company's accounting policies, principles, methods or procedures, including, without limitation, revenue recognition policies, other than as required by U.S. GAAP;

        (k) make any Tax election or settle or compromise any Tax liability; or

        (l) authorize or enter into any formal or informal agreement or otherwise make any commitment to do any of the foregoing or to take any action which would make any of the representations or warranties of Company contained in this Agreement untrue or incorrect or prevent Company from performing or cause Company not to perform its covenants hereunder or result in any of the conditions to the Merger set forth herein not being satisfied.

    SECTION 6.02 Notices of Certain Events. Each of Parent and Company shall give prompt notice to the other of (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Merger; (ii) any notice or other communication from any Governmental Entity in connection with the Merger; (iii) any actions, suits, claims, investigations or proceedings commenced or, to the Knowledge of Company or the Knowledge of Parent, as the case may be, threatened in writing against, relating to or involving or otherwise affecting Parent or Company, respectively, which, if pending on the date hereof, would have been required to have been disclosed in this Agreement, or that relate to the consummation of the Merger;
(iv) the occurrence of a default or event that, with the giving of notice or lapse of time or both, will become a default under any Company Material Contract and (v) any change that could reasonably be expected to have a Parent Material Adverse Effect or Company Material Adverse Effect, or to delay or impede the ability of Parent or Company, respectively, to perform their respective obligations pursuant to this Agreement and to effect the consummation of the Merger.

    SECTION 6.03 Access to Information; Confidentiality.

    (a) Except as required pursuant to any confidentiality agreement or similar agreement or arrangement to which Parent or Company is a party or pursuant to applicable Law or the regulations or requirements of any stock exchange or other regulatory organization with whose rules a party hereto is required to comply, from the date of this Agreement to the Effective Time, Parent shall and Company shall (i) provide to the other (and its officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives (collectively, 'Representatives')) access at reasonable times upon prior notice to its and its subsidiaries' officers, employees, agents, properties, offices and other facilities and to the books and records thereof, and (ii) furnish promptly such information concerning its and its subsidiaries' business, properties, contracts, assets, liabilities and personnel as the other party or its Representatives may reasonably request. No investigation conducted pursuant to this Section 6.03 shall affect or be deemed to modify any representation or warranty made in this Agreement.

    (b) The parties hereto shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreements with respect to the information disclosed pursuant to this Agreement.

    SECTION 6.04 No Solicitation of Transactions.

    (a) Until this Agreement has been terminated as provided herein, Company shall not, directly or indirectly, and shall cause its Representatives not to, directly or indirectly, solicit, initiate or encourage (including by way of furnishing nonpublic information), any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to its shareholders) that constitutes, or may reasonably be expected to lead to, any Company Competing Transaction, or enter into or maintain or continue discussions or negotiate with any Person in furtherance of such inquiries or to obtain a Company Competing Transaction, or agree to or endorse any Company Competing Transaction, or authorize or permit any of Company's Representatives or subsidiaries, or any Representative retained by Company's subsidiaries, to take any such action; provided, however, that nothing contained in this Section 6.04 shall prohibit the board of directors of Company (i) from complying with Rule 14d-9 or 14e-2(a) promulgated under the Exchange Act with regard to a tender or exchange offer not made in violation of this Section 6.04 or
(ii) prior to receipt of the approval by the shareholders of Company of this Agreement and the Merger from providing information (subject to a confidentiality agreement at least as restrictive as the Confidentiality Agreements) in connection with, and negotiating, another unsolicited, bona fide written proposal regarding a Company Competing Transaction that (x) Company's board of directors shall have concluded in good faith, based in part on the advice of independent outside counsel, that failure to take such action would be a breach of the Company's board of directors' fiduciary duties to Company's shareholders under applicable law, (y) if any cash consideration is involved, shall not be subject to any financing contingency, and with respect to which Company's board of directors shall have determined (based in part on the advice of Company's independent financial advisors of nationally recognized reputation) in the proper exercise of its fiduciary duties to Company's shareholders that the acquiring party is capable of consummating such Company Competing Transaction on the terms proposed, and (z) Company's board of directors shall have determined (based in part on the advice of Company's independent financial advisors of nationally recognized reputation) in the proper exercise of its fiduciary duties to Company's shareholders that such Company Competing Transaction provides greater value to the shareholders of Company than the Merger (and Company's independent financial advisors of nationally recognized reputation opine in writing that such Company Competing Transaction is superior from a financial point of view) (any such Company Competing Transaction fulfilling each of the requirements of this clause (ii) of Section 6.04 being referred to herein as a 'Company Superior Proposal'). Any violation of the restrictions set forth in this Section 6.04 by any Representative of Company, whether or not such Person is purporting to act on behalf of Company or otherwise, shall be deemed to be a breach of this Section 6.04 by Company. Company shall notify Parent promptly if any proposal or offer, or any inquiry or contact with any Person with respect thereto, regarding a Company Competing Transaction is made, such notice to include the identity of the Person making such proposal, offer, inquiry or contact, and the terms of such Company Competing Transaction and of any modifications of the terms thereof. In connection with any such potential Company Competing Transaction, prior to furnishing any information or entering into any discussions or negotiations with any Person making such proposal, Company shall provide to Parent written notice to the effect that Company is furnishing information to, or entering into discussions or negotiations with, such Person and Company shall keep Parent promptly informed of the status of the terms and conditions of any such discussions or negotiations. Prior to accepting a Company Competing Proposal, Company shall provide Parent with 24 hours' written notice of such intention.

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

    (b) Company immediately shall cease and cause to be terminated all existing discussions or negotiations with any parties conducted heretofore with respect to a Company Competing Transaction. Company shall not release any third party from, or waive any provision of, any confidentiality or standstill agreement to which it is a party.

    SECTION 6.05 Tax-Free Transaction.

    (a) From and after the date of this Agreement, each party hereto shall use all reasonable efforts to cause the Merger to qualify, and shall not knowingly take any actions or cause any actions (except as contemplated by this Agreement) to be taken which could reasonably be expected to prevent the Merger from qualifying as a 'reorganization' under Section 368(a) of the Code.

    (b) In the event Parent elects to pay Merger Consideration pursuant to
Section 3.01(a)(i), each of Company and Parent shall execute and deliver to the other a certificate, in form reasonably acceptable to Company and Parent, as the case may be, signed by an officer of Company or Parent, as the case may be, setting forth factual representations and covenants that will serve as a basis for the tax opinion required under Section 8.02(c) hereof. Company shall use its best efforts to obtain a tax opinion that would satisfy the condition to the Closing set forth in Section 8.02(c).

    SECTION 6.06 Control of Operations. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of Company prior to the Effective Time. Prior to the Effective Time, Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

    SECTION 6.07 Further Action; Consents; Filings.

    (a) Upon the terms and subject to the conditions hereof, each of the parties hereto shall use all reasonable efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Merger, (ii) obtain from Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by Parent or Company in connection with the authorization, execution and delivery of this Agreement and the consummation of the Merger and (iii) make all necessary filings, and thereafter make any other required or appropriate submissions, with respect to this Agreement and the Merger required under (A) the rules and regulations of the NNM, (B) the Securities Act, the Exchange Act and any other applicable Federal or state securities Laws, (C) the HSR Act, if any, and (D) any other applicable Law. The parties hereto shall cooperate and consult with each other in connection with the making of all such filings, including by providing copies of all such documents to the nonfiling parties and their advisors prior to filing, and none of the parties shall file any such document if any of the other parties shall have reasonably objected to the filing of such document. No party shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the Merger at the behest of any Governmental Entity without the consent and agreement of the other parties hereto, which consent shall not be unreasonably withheld or delayed.

    (b) Each of Company and Parent will give any notices to third Persons, and use, and cause their respective subsidiaries to use, reasonable efforts to obtain any consents from third Persons necessary, proper or advisable to consummate the transactions contemplated by this Agreement.

    SECTION 6.08 Additional Reports. Company and Parent shall each furnish to the other copies of any reports of the type referred to in Sections 4.07 and 5.06, which it files with the SEC on or after the date hereof, and Company and Parent, as the case may be, covenant and warrant that as of the respective dates thereof, such reports will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Any consolidated interim financial statements included in such reports (including any related notes and schedules) will fairly present the financial position of Company and its consolidated subsidiaries or Parent and its consolidated subsidiaries, as the case may be, as of the dates thereof and the results of operations and changes in financial position or other information included therein for the periods or as of the date then ended (subject, where appropriate, to normal year-end adjustments), in each case in accordance with past practice and U.S. GAAP (except for the absence of footnotes) consistently applied during the periods involved (except as otherwise disclosed in the notes thereto).

    SECTION 6.09 Tax Information. Company shall provide the following information to Parent not later than two weeks after the date of this Agreement:
(i) a complete list of the types of Tax Returns being filed by Company in each taxing jurisdiction, (ii) a list of all closed years with respect to each such type of Tax Return filed in each jurisdiction, (iii) a list of any deferred intercompany gain with respect to transactions to which Company has been a party and (iv) a list of the acquisition date, original cost, accumulated depreciation, adjusted tax basis, and methods of depreciation for all depreciable and amortizable assets of the Company. Company shall provide Parent and its accountants, counsel and other representatives reasonable access, during normal business hours during the period prior to the Effective Time, to all of Company's Tax Returns and other records and workpapers relating to Taxes.

                                  ARTICLE VII
                             ADDITIONAL AGREEMENTS

    SECTION 7.01 Registration Statement; Proxy Statement.

    (a) As promptly as practicable after the execution of this Agreement, Parent and Company shall jointly prepare and shall file with the SEC a document or documents that will constitute (i) the registration statement on Form S-4 of Parent (together with all amendments thereto, the 'Registration Statement'), in connection with the registration under the Securities Act of Parent Common Stock to be issued to Company's shareholders pursuant to the Merger and (ii) the proxy statement with respect to the Merger relating to the Company Shareholders' Meeting (together with any amendments thereto, the 'Proxy Statement'). Copies of the Proxy Statement shall be provided to the NNM in accordance with its rules. Each of the parties hereto shall use all reasonable efforts to cause the Registration Statement to become effective as promptly as practicable after the date hereof, and, prior to the effective date of the Registration Statement, the parties hereto shall take all action required under any applicable Laws in connection with the issuance of shares of Parent Common Stock pursuant to the Merger. Parent or Company, as the case may be, shall furnish all information concerning Parent or Company as the other party may reasonably request in connection with such actions and the preparation of the Registration Statement and the Proxy Statement. Each of Parent and Company shall notify the other of the receipt of any comments from the SEC on the Registration Statement and the Proxy Statement and of any requests by the SEC for any amendments or supplements thereto or for additional information and shall provide to each other promptly copies of all correspondence between Parent, Company or any of their representatives and advisors and the SEC. As promptly as practicable after the effective date of the Registration Statement, the Proxy Statement shall be mailed to the shareholders of Company. Each of the parties hereto shall cause the Proxy Statement to comply as to form and substance in all material respects with the applicable requirements of (i) the Exchange Act, (ii) the Securities Act and (iii) the rules and regulations of the NNM.

    (b) The Proxy Statement shall include, with respect to Company and its shareholders, (i) the approval of the Merger and the recommendation of the board of directors of Company to Company's shareholders that they vote in favor of approval of this Agreement and the Merger, unless a withdrawal of such approval and recommendation is required following receipt by Company of a Company Superior Proposal, and (ii) the opinion of Company Financial Advisor referred to in Section 4.19.

    (c) No amendment or supplement to the Proxy Statement or the Registration Statement shall be made without the approval of Parent and Company, which approval shall not be unreasonably withheld or delayed. Each of the parties hereto shall advise the other parties hereto, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

    (d) None of the information supplied by Company for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement shall, at the respective times filed with the SEC or

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

other regulatory agency and, in addition, (A) in the case of the Proxy Statement, at the date it or any amendments or supplements thereto are mailed to shareholders of Company at the time of the Company Shareholders' Meeting and at the Effective Time and (B) in the case of the Registration Statement, when it becomes effective under the Securities Act and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event or circumstance relating to Company or its officers or directors, should be discovered by Company that should be set forth in an amendment or a supplement to the Registration Statement or the Proxy Statement, Company shall promptly inform Parent. All documents that Company is responsible for filing with the SEC in connection with the Merger will comply as to form in all material respects with the applicable requirements of the rules and regulations of the Securities Act and the Exchange Act.

    (e) None of the information supplied by Parent for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement shall, at the respective times filed with the SEC or other regulatory agency and, in addition, (A) in the case of the Proxy Statement, at the date it or any amendments or supplements thereto are mailed to shareholders of Company at the time of the Company Shareholders' Meeting and at the Effective Time and (B) in the case of the Registration Statement, when it becomes effective under the Securities Act and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If, at any time prior to the Effective Time, any event or circumstance relating to Parent or any Parent Subsidiary, or their respective officers or directors, should be discovered by Parent that should be set forth in an amendment or a supplement to the Registration Statement or the Proxy Statement, Parent shall promptly inform Company. All documents that Parent is responsible for filing with the SEC in connection with the Merger will comply as to form in all material respects with the applicable requirements of the rules and regulations of the Securities Act and the Exchange Act.

    SECTION 7.02 Company Shareholders' Meeting. Company shall call and hold the Company Shareholders' Meeting, as promptly as practicable after the date hereof for the purpose of voting upon the approval of this Agreement and the Merger pursuant to the Proxy Statement, and Company shall use all reasonable efforts to hold the Company Shareholders' Meeting as soon as practicable after the date on which the Registration Statement becomes effective (but in no event prior to the date that is twelve trading days following the first public announcement by Parent of Parent's financial results for the year ended December 31, 2000). Company shall use all reasonable efforts to solicit from its shareholders proxies in favor of the approval of this Agreement and the Merger pursuant to the Proxy Statement and shall take all other action necessary or advisable to secure the vote or consent of shareholders required by Tennessee Law or applicable stock exchange requirements to obtain such approval. Each of the parties hereto shall take all other action necessary or, in the opinion of the other parties hereto, advisable to promptly and expeditiously secure any vote or consent of shareholders required by applicable Law and such party's certificate of incorporation or charter and bylaws to effect the Merger.

    SECTION 7.03 Affiliates. Parent shall be entitled to place legends on the certificates evidencing any of the Parent Common Stock to be received by (i) any Affiliate of Company or (ii) any Person Parent reasonably identifies (by written notice to Company) as being a Person who may be deemed an 'affiliate' within the meaning of Rule 145 promulgated under the Securities Act, and to issue appropriate stop transfer instructions to the transfer agent for such Parent Common Stock.

    SECTION 7.04 Directors' and Officers' Insurance.

    (a) The provisions with respect to immunities and indemnification that are set forth in Merger Sub's present certificate of incorporation, bylaws and contractual arrangements in effect on the date hereof other than the provisions to be modified as provided in Section 8.03(e) of the Company Disclosure Schedule, shall survive the Merger and not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who at or at any time prior to the Effective Time were directors, officers, employees or agents of Company.

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    (b) In the event Company or Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers a material amount of its properties and assets to any person in a single transaction or a series of transactions, then, and in each such case, Parent will either guaranty the indemnification obligations referred to in this Section 7.04 or will make or cause to be made proper provision so that the successors and assigns of Company or Surviving Corporation, as the case may be, assume the indemnification obligations described herein for the benefit of the indemnified parties and have substantially equal financial ability as Company (immediately prior to the Effective Time) to satisfy the obligations of the parties pursuant to this
Section 7.04 as a condition to such merger, consolidation or transfer becoming effective.

    (c) The provisions of this Section 7.04 are (i) intended to be for the benefit of, and will be enforceable by, each of the indemnified parties and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

    (d) For a period of three years after the Effective Time, Parent shall maintain in effect the directors' and officers' liability insurance policies maintained by Company; provided, however, that in no event shall Parent be required to expend in any one year in excess of 150% of the annual premium currently paid by Company for such coverage, which annual premium Company hereby represents is $227,000; and provided further, that if the premium for such coverage exceeds such amount, Parent shall purchase a policy with the greatest coverage available for such 150% of the annual premium.

    SECTION 7.05 No Shelf Registration. Parent shall not be required to amend or maintain the effectiveness of the Registration Statement for the purpose of permitting resale of the shares of Parent Common Stock received pursuant hereto by the Persons who may be deemed to be 'affiliates' of Company within the meaning of Rule 145 promulgated under the Securities Act.

    SECTION 7.06 Public Announcements. The press release concerning this Agreement to be released in connection with the execution and delivery of this Agreement shall be a joint press release and, thereafter, Parent and Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the Merger and shall not issue any such press release or make any such public statement without the prior approval of the other, except to the extent required by applicable Law or the requirements of the rules and regulations of the NNM, in which case the issuing party shall use all reasonable efforts to consult with the other party before issuing any such release or making any such public statement.

    SECTION 7.07 NNM Listing. Prior to the Effective Time, Parent shall use all reasonable efforts to have the shares of Parent Common Stock issued or issuable in connection with the Merger and approved for quotation on the NNM.

    SECTION 7.08 Company Stock Options/Registration Statements on Form S-8. Prior to the Effective Time, Company shall take, or cause to be taken, all action necessary and appropriate to effect the assumption of Company Stock Options and Company Warrants as contemplated by Section 3.05, including, if applicable, amending the Company Stock Plans and Company Stock Options and Warrants to provide that no 'cash-out' will be made in connection with the Merger and obtaining the consent of affected optionees and warrant holders. Parent shall reserve for issuance the number of shares of Parent Common Stock that will be issuable upon exercise of Company Stock Options and Warrants assumed pursuant to Section 3.05 hereof. Within 20 Business Days after the Effective Time, Parent shall file with the SEC one or more registration statements on Form S-8 for the shares of Parent Common Stock issuable with respect to Company Stock Options and will maintain the effectiveness of such registration statements for so long as any of such options or other rights remain outstanding.

    SECTION 7.09 Employee Matters. As of the Effective Time, Parent shall cause the Surviving Corporation to honor and satisfy all obligations and liabilities with respect to the Company Benefit Plans. Notwithstanding the foregoing, the Surviving Corporation shall not be required to continue any particular Company Benefit Plan after the Effective Time, and any Company Benefit Plan may be amended or terminated in accordance with its terms and applicable law. If requested by Parent prior to the Effective Time, Company shall take all actions necessary and appropriate to terminate any Company Benefit Plan that is a 401(k) plan (each, a '401(k) Plan') effective immediately preceding the

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Closing Date and no further contributions shall be made to any 401(k) Plan, and
Company shall provide to Parent (i) executed resolutions by the board of directors of Company, as applicable, authorizing such termination.

    SECTION 7.10 Warrants. Parent shall use all reasonable efforts to cause the securities into which the Company Warrants are exercisable (after they are assumed by Parent) to be included in the Registration Statement. As of the Effective Time, Company shall have caused the holders of Company Warrants (a) to terminate all registration rights with respect to the Company Warrants and the securities underlying such warrants and (b) to waive all rights to receive consideration other than shares of Parent Common Stock in connection with the exercise of the Company Warrants.

    SECTION 7.11 Exemption from Liability Under Section 16(b). If Company delivers to Parent in a timely fashion prior to the Effective Time accurate information regarding those officers and directors of Company determined by Parent to be subject to the reporting requirements of Section 16(a) of the Exchange Act (the 'Company Insiders'), the number of shares of Company Common Stock held or to be held by each such Company Insider expected to be exchanged for Parent Common Stock in the Merger, and the number and description of the options and warrants to purchase shares of Company Common Stock held by each Company Insider and expected to be converted into options and warrants to purchase Parent Common Stock in the Merger, the Board of Directors of Parent, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter, and in any event prior to the Effective Time, if required, adopt a resolution providing that the receipt by the Company Insiders of Parent Common Stock in exchange for shares of Company Common Stock, and of options and warrants to purchase shares of Parent Common Stock upon conversion of options and warrants to purchase Company Common Stock, in each case pursuant to the transactions contemplated hereby, and to the extent such securities are listed in the information provided by Company, are approved by such Board of Directors or by such committee thereof, and are intended to be exempt from liability pursuant to Section 16(b) of the Exchange Act, such that any such receipt shall be so exempt.

                                  ARTICLE VIII
                            CONDITIONS TO THE MERGER

    SECTION 8.01 Conditions to the Obligations of Each Party to Consummate the Merger. The obligations of the parties hereto to consummate the Merger are subject to the satisfaction or, if permitted by applicable Law, waiver of the following conditions:

        (a) the Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceeding for that purpose shall have been initiated by the SEC and not concluded or withdrawn;

        (b) this Agreement and the Merger shall have been duly approved by the requisite vote of shareholders of Company in accordance with Tennessee Law;

        (c) no order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been enacted, entered, promulgated or enforced by any court or Governmental Entity which prohibits or prevents the consummation of the Merger which has not been vacated, dismissed or withdrawn prior to the Effective Time. Company and Parent shall use their reasonable best efforts to have any of the foregoing vacated, dismissed or withdrawn by the Effective Time;

        (d) any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act or any other applicable competition, merger control or similar Law shall have expired or been terminated; and

        (e) all consents, approvals and authorizations legally required to be obtained to consummate the Merger shall have been obtained from all Governmental Entities, except where the failure to obtain any such consent, approval or authorization could not reasonably be expected to result in a Parent Material Adverse Effect or a Company Material Adverse Effect.

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    SECTION 8.02 Conditions to the Obligations of Company. The obligations of
Company to consummate the Merger, or to permit the consummation of the Merger are subject to the satisfaction or, if permitted by applicable Law, waiver of the following further conditions:

        (a) each of the representations and warranties of Parent and Merger Sub contained in this Agreement shall be true, complete and correct in all material respects (other than representations and warranties subject to 'materiality' or 'material adverse effect' qualifiers, which shall be true, complete and correct in all respects) both when made and on and as of the Effective Time as if made at and as of the Effective Time (other than representations and warranties which address matters only as of a certain date which shall be so true, complete and correct as of such certain date), and Company shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of Parent to such effect;

        (b) Parent and Merger Sub shall have performed or complied in all material respects with all covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time and Company shall have received certificates of the Chief Executive Officer and Chief Financial Officer of Parent and the President of Merger Sub to that effect;

        (c) If Parent elects to pay the Merger Consideration pursuant to Section 3.01(a)(i), Company shall have obtained an opinion from Company's legal counsel in form and substance reasonably satisfactory to it substantially to the effect that if the Merger is consummated in accordance with the provisions of this Agreement, under current law, for federal income tax purposes, the Merger will qualify as a reorganization within the meaning of
    Section 368(a) of the Code; provided, that if Company is unable to obtain such an opinion from its legal counsel, this condition shall be deemed to be satisfied if Parent's legal counsel delivers an opinion to Company to the same effect;

        (d) The shares of Parent Common Stock to be issued in the Merger shall have been authorized for listing on the NNM, subject to notice of issuance; and

        (e) Parent has provided Company with the written elections contemplated by Section 3.01(a).

    SECTION 8.03 Conditions to the Obligations of Parent. The obligations of Parent to consummate the Merger are subject to the satisfaction or waiver of the following further conditions:

        (a) each of the representations and warranties of Company contained in this Agreement shall be true, complete and correct in all material respects (other than representations and warranties subject to 'materiality' or 'material adverse effect' qualifiers, which shall be true, complete and correct in all respects) both when made and on and as of the Effective Time as if made at and as of the Effective Time (other than representations and warranties which address matters only as of a certain date which shall be so true, complete and correct as of such certain date), and Parent shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of Company to such effect;

        (b) Company shall have performed or complied in all material respects with all covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time and Parent shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of Company to that effect;

        (c) none of Mark Wright, Susan Russo, Nancy Lazaros or Karl Spangenberg shall have terminated or modified their respective agreements, copies of which are set forth in Section 8.03(c) of the Company Disclosure Schedule.

        (d) Company shall have received from each of the parties set forth on
    Section 8.03(d) of the Company Disclosure Schedule (each such party, an 'Assigning Party'), a valid and effective assignment, in form reasonably acceptable to Parent, of all intellectual property rights in all work created by such Assigning Party on behalf of Company.

        (e) The indemnification agreements between Company and each director have each been amended as set forth in Section 8.03(e) of the Company Disclosure Schedule.

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

                                   ARTICLE IX
                       TERMINATION, AMENDMENT AND WAIVER

    SECTION 9.01 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding any requisite adoption and approval of this Agreement, as follows:

        (a) by mutual written consent duly authorized by the boards of directors of each of Parent and Company;

        (b) by either Parent or Company, if the Effective Time shall not have occurred on or before March 23, 2001; provided, however, that the right to terminate this Agreement under this Section 9.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have caused, or resulted in, the failure of the Effective Time to occur on or before such date;

        (c) by either Parent or Company, if any Governmental Order, writ, injunction or decree preventing the consummation of the Merger shall have been entered by any court of competent jurisdiction and shall have become final and nonappealable;

        (d) by Parent, if (i) the board of directors of Company withdraws, modifies or changes its recommendation of this Agreement or the Merger in a manner adverse to Parent or its shareholders or shall have resolved to do so, (ii) the board of directors of Company shall have recommended to the shareholders of Company a Company Competing Transaction or shall have resolved to do so, (iii) Company fails to comply in all material respects with Section 6.04 or Section 7.02, (iv) a party to a Shareholder Agreement (other than Parent) takes any action prohibited thereby, or (v) a Company Competing Transaction shall have been announced or otherwise publicly known and the board of directors of Company shall have (A) failed to recommend against acceptance of such by its shareholders (including by taking no position, or indicating its inability to take a position, with respect to the acceptance of a Company Competing Transaction involving a tender offer or exchange offer by its shareholders) within five Business Days of delivery of a written request from Parent for such action, (B) failed to reconfirm its approval and recommendation of this Agreement and the transactions contemplated hereby within five Business Days of the first announcement or other public knowledge of such proposal for a Company Competing Transaction or (C) determined that such Company Competing Transaction was a Company Superior Proposal and to take any of the actions allowed by clause (ii) of
    Section 6.04(a), (and shall not have, prior to Parent's termination of this Agreement pursuant to this Section 9.01(d)(v)(C), (x) reconfirmed its approval and recommendation of this Agreement and (y) recommended against acceptance of such Company Superior Proposal by its shareholders) or the board of directors of Company resolves to take any of the actions described in (A) -- (C) of this Section 9.01(d)(v);

        (e) by Parent or Company, if this Agreement and the Merger is brought to a vote and shall fail to receive the requisite votes for approval at the Company Shareholders' Meeting or any adjournment or postponement thereof;

        (f) by Parent, 10 Business Days after receipt by Company of a written notice from Parent of a breach of any representation, warranty, covenant or agreement on the part of Company set forth in this Agreement, or if any representation or warranty of Company shall have become untrue, incomplete or incorrect, in either case such that the conditions set forth in Section
    8.03 would not be satisfied (a 'Terminating Company Breach'); provided, however, that if such Terminating Company Breach is cured by Company within 10 Business Days, Parent may not terminate this Agreement under this Section 9.01(f);

        (g) by Company, 10 Business Days after receipt by Parent of a written notice from Company of a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub shall have become untrue, incomplete or incorrect, in either case such that the conditions set forth in Section 8.02 would not be satisfied (a 'Terminating Parent Breach'); provided, however, that if such Terminating Parent Breach is cured by Parent within 10 Business Days, Company may not terminate this Agreement under this Section 9.01(g); or

        (h) by Company, if it determines to recommend or enter into a Company Competing Transaction that is a Company Superior Proposal that was not solicited by Company in violation of this Agreement; provided, however, that Company shall not be permitted to terminate this Agreement pursuant to this
    Section 9.01(h) if such Company Superior Proposal is attributable to a violation by Company of its obligations under Section 6.04; and provided further that no termination pursuant to this Section 9.01(h) shall be effective until after the payment of the applicable Termination Fee pursuant to Section 9.05.

The right of any party hereto to terminate this Agreement pursuant to this
Section 9.01 will remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, any Person controlling any such party or any of their respective officers, directors, representatives or agents, whether prior to or after the execution of this Agreement.

    SECTION 9.02 Effect of Termination. Except as provided in Section 9.05, in the event of termination of this Agreement pursuant to Section 9.01, this Agreement shall forthwith become void, there shall be no liability under this Agreement on the part of any party hereto or any of its Affiliates or any of its or their officers or directors, and all rights and obligations of each party hereto shall cease; provided, however, that nothing herein shall relieve any party hereto from liability for breach of any of its representations and warranties or the breach of any of its covenants or agreements set forth in this Agreement. No termination of this Agreement shall affect the obligation of the parties contained in the Confidentiality Agreements, which shall survive termination of this Agreement and remain in full force and effect in accordance with their terms.

    SECTION 9.03 Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided, however, that, after the approval of this Agreement by the shareholders of Company, no amendment may be made that changes the amount or type of consideration into which Company Common Stock will be converted pursuant to this Agreement. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

    SECTION 9.04 Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for or waive compliance with the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other party with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

    SECTION 9.05 Termination Fee; Expenses.

    (a) Except as set forth in this Section 9.05, all Expenses incurred in connection with this Agreement and the Merger shall be paid by the party incurring such Expenses, whether or not the Merger is consummated, except that Parent and Company each shall pay one-half of all Expenses incurred solely for printing, filing and mailing the Registration Statement and the Proxy Statement and all SEC and other regulatory filing fees incurred in connection with the Registration Statement and the Proxy Statement and any fees required to be paid under the HSR Act.

    (b) In the event that (i) Parent shall terminate this Agreement due to a Terminating Company Breach of any covenant or agreement contained in this Agreement pursuant to Section 9.01(f) or (ii) Parent shall terminate this Agreement pursuant to Section 9.01(d), Company shall terminate this Agreement pursuant to Section 9.01(h), this Agreement is terminated pursuant to Section
9.01 (b) or Parent shall terminate this Agreement pursuant to Section 9.01(e) and (A) at or prior to the time of such termination, either there shall have been proposed or publicly announced a Company Competing Transaction or (B) within twelve (12) months after such termination, Company shall enter into a definitive agreement with respect to any Company Competing Transaction or any Company Competing Transaction involving Company shall be consummated, then Company shall pay to Parent (the 'Company Termination Fee') a sum equal to Parent's Expenses up to $1,000,000 and an additional amount equal to $4,000,000. Notwithstanding the foregoing, no fee shall be paid pursuant to this Section

9.05(b) if Parent shall be in material breach of its obligations hereunder. Any Company Termination Fee shall be paid in same day funds within three (3) Business Days of the date this Agreement is terminated or the Company Termination Fee otherwise becomes due and payable.

    (c) Parent and Company agree that the agreements contained in Section 9.05(b) above are an integral part of the transaction contemplated by this Agreement and constitute liquidated damages and not a penalty. Accordingly, if Company fails to pay to Parent any amounts due under Section 9.05(b), Company shall pay the cash and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit of other legal action, taken to collect payment, together with interest on such amounts at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

    (d) In the event Company should terminate this Agreement due to a Terminating Parent Breach of any covenant or agreement contained in this Agreement pursuant to Section 9.01(g) then Parent shall promptly reimburse Company for Company's expenses up to $250,000.

                                   ARTICLE X
                               GENERAL PROVISIONS

    SECTION 10.01 Non-Survival of Representations and Warranties. The representations and warranties in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 9.01, as the case may be. This Section 10.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

    SECTION 10.02 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in Person, by telecopy or facsimile, by registered or certified mail (postage prepaid, return receipt requested) or by a nationally recognized courier service to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):

    (a) if to Company:
      @plan.inc
      Three Landmark Square, Suite 400
      Stamford, CT 06901
      Attention: Mark K. Wright
      Fax (203) 964-0136

with a copy to:

Bass, Berry & Sims PLC
      315 Deaderick Street, Suite 2700
      Nashville, TN 37238
      Attn: J. Page Davidson, Esq.
      Fax (615) 742-2753

    (b) if to Parent or Merger Sub:
      DoubleClick Inc.
      450 West 33rd Street
      New York, NY 10001
      Attention: Elizabeth Wang, General Counsel
      Facsimile: (212) 287-9704

with a copy to:

Brobeck, Phleger & Harrison LLP
      1633 Broadway, 47th Floor
      New York, NY 10019
      Attention: Scott L. Kaufman, Esq.
      Facsimile: (212) 586-7878

    SECTION 10.03 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner to the fullest extent permitted by applicable Law in order that the Merger may be consummated as originally contemplated to the fullest extent possible.

    SECTION 10.04 Assignment; Binding Effect; Benefit. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Notwithstanding anything contained in this Agreement to the contrary, other than
Section 7.04, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto or their respective successors and permitted assigns any rights or remedies under or by reason of this Agreement.

    SECTION 10.05 Incorporation of Exhibits. The Parent Disclosure Schedule, the Company Disclosure Schedule and all Annexes attached hereto and referred to herein are hereby incorporated herein and made a part of this Agreement for all purposes as if fully set forth herein. Parent and Company acknowledge that the Parent Disclosure Schedule and the Company Disclosure Schedule (i) are qualified in their entirety by reference to specific provisions of this Agreement and (ii) are not intended to constitute and shall not be construed as indicating that such matter is required to be disclosed, nor shall such disclosure be construed as an admission that such information is material with respect to Parent or Company, as the case may be, except to the extent required by this Agreement and by applicable law.

    SECTION 10.06 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK OTHER THAN CONFLICT OF LAWS PRINCIPLES THEREOF DIRECTING THE APPLICATION OF ANY LAW OTHER THAN THAT OF THE STATE OF NEW YORK.

    SECTION 10.07 Waiver of Jury Trial. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY TRANSACTION OR AGREEMENT CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

    SECTION 10.08 Headings; Interpretation. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

    SECTION 10.09 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

    SECTION 10.10 Entire Agreement; Amendment and Restatement of Original Agreement. This Agreement (including the Annexes, the Parent Disclosure Schedule and the Company Disclosure Schedule) and the Confidentiality Agreements constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto. For the avoidance of doubt, the parties hereto, other than Merger Sub, being all of the parties to the Original Agreement, hereby acknowledge and agree that this Agreement constitutes a valid amendment and restatement of the Original Agreement pursuant to Section 9.03 thereof.

    IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                          DOUBLECLICK INC.

                                          By: /s/ JEFF EPSTEIN
                                              ..................................
                                             NAME: JEFF EPSTEIN
                                             TITLE: EXECUTIVE VICE PRESIDENT

                                          ATLAS ACQUISITION CORP.

                                          By: /s/ JEFF EPSTEIN
                                              ..................................
                                             NAME: JEFF EPSTEIN
                                             TITLE: EXECUTIVE VICE PRESIDENT

                                          @PLAN.INC

                                          By: /s/ MARK K. WRIGHT
                                              ..................................
                                             NAME: MARK K. WRIGHT
                                             TITLE: CEO

                                          ATLAS MERGER SUB, INC.

                                          By: /s/ JEFF EPSTEIN
                                              ..................................
                                             NAME: JEFF EPSTEIN
                                             TITLE: EXECUTIVE VICE PRESIDENT

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

                                                                      APPENDIX B

                         FORM OF SHAREHOLDER AGREEMENT

    This SHAREHOLDER AGREEMENT (this 'Agreement') is made and entered into as of September 24, 2000 between DOUBLECLICK INC., a Delaware corporation ('Parent'), and the undersigned shareholder ('Shareholder') of @PLAN.INC, a Tennessee corporation ('Company'). Capitalized terms used and not otherwise defined herein shall have the respective meanings set forth in the Merger Agreement described below.

                                    RECITALS

    WHEREAS, pursuant to an Agreement and Plan of Merger and Reorganization dated as of September 24, 2000 by and among Parent, Atlas Merger Sub, Inc. a Tennessee corporation and a wholly owned subsidiary of Parent ('Merger Sub') and Company (such agreement as it may be amended is hereinafter referred to as the 'Merger Agreement'), Parent has agreed to acquire the outstanding securities of Company pursuant to a statutory merger of Merger Sub with and into Company (the 'Merger') in which each outstanding share of capital stock of Company (the 'Company Capital Stock') will be converted into shares of common stock of Parent (the 'Parent Shares') and cash as set forth in the Merger Agreement (the 'Transaction');

    WHEREAS, in order to induce Parent to enter into the Merger Agreement and consummate the Transaction, Company has agreed to use its reasonable best efforts to cause certain of the shareholders of Company who are affiliates of Company to execute and deliver to Parent a Shareholder Agreement upon the terms set forth herein; and

    WHEREAS, Shareholder is the registered and beneficial owner of such number of shares of the outstanding capital stock of Company as is indicated on the signature page of this Agreement (the 'Shares').

    NOW, THEREFORE, the parties agree as follows:

    1. Agreement to Retain Shares.

    1.1 Transfer and Encumbrance.

    (a) Shareholder is the beneficial owner of the Shares and, except as otherwise set forth on the signature page hereto, has owned each such Share at all times since the date such Share was originally issued by Company. No other person or entity not a signatory to this Agreement has a beneficial interest in or a right to acquire all or any portion of such Shares (except, with respect to shareholders which are partnerships, partners of such shareholders). The Shares constitute Shareholder's entire interest in the outstanding capital stock and voting securities of Company. The Shares are, and will be at all times up until the Expiration Date (as defined below), free and clear of any liens, claims, options, charges or other encumbrances. Shareholder's principal residence or place of business is accurately set forth on the signature page hereto.

    (b) Shareholder agrees not to transfer (except as may be specifically required by court order or by operation of law, in which case any such transferee shall agree to be bound hereby), sell, exchange, pledge or otherwise dispose of or encumber any Shares or any New Shares (as defined below), or to make any offer or agreement relating thereto, at any time prior to the Expiration Date. As used herein, the term 'Expiration Date' shall mean the earlier to occur of (i) the Effective Time or (ii) termination of the Merger Agreement in accordance with the terms thereof.

    1.2 New Shares. Shareholder agrees that any shares of capital stock or voting securities of Company that Shareholder purchases or with respect to which Shareholder otherwise acquires beneficial ownership after the date of this Agreement and prior to the Expiration Date ('New Shares') shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

    2. Agreement to Vote Shares. Prior to the Expiration Date, at every meeting of the shareholders of Company at which the Merger Agreement or the Transaction is considered or voted upon, and at every adjournment thereof, and on every action or approval by written resolution of the shareholders of Company with respect to the Merger Agreement or the Transaction, Shareholder shall vote the Shares and any New Shares in favor of approval and adoption of the Merger Agreement (provided the Merger Agreement shall not have been amended in a manner materially adverse to the interests of Shareholder) and of the Transaction.

    3. Irrevocable Proxy. Shareholder hereby agrees to timely deliver to Parent a duly executed proxy in the form attached hereto as Exhibit I (the 'Proxy'), such Proxy to cover the Shares and all New Shares in respect of which Shareholder is entitled to vote at each meeting of the shareholders of Company (including, without limitation, each written consent in lieu of a meeting). In the event that Shareholder is unable to provide any such Proxy in a timely manner, Shareholder hereby grants Parent a power of attorney to execute and deliver such Proxy for and on behalf of Shareholder, such power of attorney, which being coupled with an interest, shall survive any death, disability, bankruptcy, or any other such impediment of Shareholder. Upon the execution of this Agreement by Shareholder, Shareholder hereby revokes any and all prior proxies or powers of attorney given by Shareholder with respect to the Shares and agrees not to grant any subsequent proxies or powers of attorney with respect to the Shares until after the Expiration Date.

    4. Representations, Warranties and Covenants of Shareholder. Shareholder hereby represents, warrants and covenants to Parent as follows:

    (a) Shareholder has all necessary power and legal capacity to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Shareholder and constitutes the valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms, except as may be limited by (i) the effect of bankruptcy, insolvency, conservatorship, arrangement, moratorium or other laws affecting or relating to the rights of creditors generally, or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law. The execution and delivery of this Agreement by Shareholder does not, and the performance of Shareholder's obligations hereunder will not, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any right to terminate, amend, accelerate or cancel any right or obligation under, or result in the creation of any lien or encumbrance on any Shares or New Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Shareholder is a party or by which Shareholder or the Shares or New Shares are or will be bound or affected, except for any such conflicts, violations, breaches, defaults or other occurrences which would not prevent, delay or otherwise affect performance by Shareholder of its obligations under this Agreement.

    (b) Until the Expiration Date, Shareholder will not (and will use Shareholder's reasonable best efforts to cause Company, its affiliates, officers, directors and employees and any investment banker, attorney, accountant or other agent retained by Shareholder, Company or any of the same, not to), except to the extent otherwise permitted under Section 6.04 of the Merger Agreement: (i) initiate or solicit, directly or indirectly, any proposal, plan or offer to acquire all or any material part of the business or properties or capital stock of Company, whether by merger, purchase of assets, tender offer or otherwise, or to liquidate Company or otherwise distribute to the shareholders of Company all or any substantial part of the business, properties or capital stock of Company (each, an 'Acquisition Proposal'); (ii) initiate, directly or indirectly, any contact with any person in an effort to or with a view towards soliciting any Acquisition Proposal; (iii) furnish information concerning Company's business, properties or assets to any corporation, partnership, person or other entity or group (other than Parent, or any associate, agent or representative of Parent) under any circumstances that could reasonably be expected to relate to an actual or potential Acquisition Proposal; or (iv) negotiate or enter into discussions or an agreement, directly or indirectly, with any entity or group with respect of any potential Acquisition Proposal. In the event Shareholder shall receive or become aware of any Acquisition Proposal subsequent to the date hereof, Shareholder shall promptly inform Parent as to any such matter and the details thereof to the extent possible without breaching any other agreement to which such Shareholder is a party or violating its fiduciary duties.

    (c) Shareholder understands and agrees that if Shareholder attempts to transfer, vote or provide any other person with the authority to vote any of the Shares other than in compliance with this Agreement, Company shall not, and Shareholder hereby unconditionally and irrevocably instructs Company to not, permit any such transfer on its books and records, issue a new certificate representing any of the Shares or record such vote unless and until Shareholder shall have complied with the terms of this Agreement.

    5. Additional Documents. Shareholder hereby covenants and agrees to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of Parent, to carry out the purpose and intent of this Agreement.

    6. Consent and Waiver. Shareholder hereby gives any consents or waivers that are reasonably required for the consummation of the Transaction under the terms of any agreement to which Shareholder is a party or pursuant to any rights Shareholder may have.

    7. Termination. This Agreement and the Proxy delivered in connection herewith shall terminate and shall have no further force or effect as of the Expiration Date.

    8. Confidentiality. Shareholder agrees (i) to hold any information regarding this Agreement and the Transaction in strict confidence, and (ii) not to divulge any such information to any third person, except to the extent any of the same is hereafter publicly disclosed by Parent.

    9. Miscellaneous.

    9.1 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

    9.2 Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without the prior written consent of the other. This Agreement is intended to bind Shareholder solely as a securityholder of Company only with respect to the specific matters set forth herein.

    9.3 Amendment and Modification. This Agreement may not be modified, amended, altered or supplemented except by the execution and delivery of a written agreement executed by the parties hereto.

    9.4 Specific Performance; Injunctive Relief. The parties hereto acknowledge that Parent will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Shareholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity and Shareholder hereby waives any and all defenses which could exist in its favor in connection with such enforcement and waives any requirement for the security or posting of any bond in connection with such enforcement.

    9.5 Notices. All notices, requests, demands or other communications that are required or may be given pursuant to the terms of this Agreement shall be in writing and shall be deemed to have been duly given if delivered by hand or mailed by registered or certified mail, postage prepaid, or sent by facsimile transmission, as follows:

    (a) If to Shareholder, at the address set forth below Shareholder's signature at the end hereof.

    (b) if to Parent, to:

        DoubleClick Inc.
      450 West 33rd Street
      New York, NY 10001
      Attention: Elizabeth Wang
      Facsimile No: (212) 287-9804
      with a copy to:
      Brobeck, Phleger & Harrison LLP
      1633 Broadway
      New York, New York 10019
      Attention: Scott L. Kaufman, Esq.
      Facsimile No: (212) 586-7878
      Telephone No: (212) 581-1600

or to such other address as any party hereto may designate for itself by notice given as herein provided.

    9.6 Governing Law. This Agreement shall be governed by, construed and enforced in accordance with the internal laws of the State of Tennessee without giving effect to the principles of conflicts of law thereof.

    9.7 Entire Agreement. This Agreement and the Proxy contain the entire understanding of the parties in respect of the subject matter hereof, and supersede all prior negotiations and understandings between the parties with respect to such subject matter.

    9.8 Counterpart. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

    9.9 Effect of Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

    IN WITNESS WHEREOF, the parties have caused this Shareholder Agreement to be executed as of the date first above written.

              DOUBLECLICK INC.                                     SHAREHOLDER

By:    .....................................

Name:  .....................................

Title:   ...................................
                                                   ............................................
                                                   (Signature)

                                                   ............................................
                                                   (Signature of Spouse)

                                                   ............................................
                                                   (Print Name of Shareholder)

                                                   ............................................
                                                   (Print Street Address)

                                                   ............................................
                                                   (Print City, State and Zip)

                                                   ............................................
                                                   (Print Telephone Number)

                                                   ............................................
                                                   (Social Security or Tax I.D. Number)

Total Number of Shares of Company Capital Stock owned on the date hereof:



Common Stock:     ....................

State of Residence:  .................

                    SIGNATURE PAGE TO SHAREHOLDER AGREEMENT

                                                                       EXHIBIT I

                               IRREVOCABLE PROXY
                                TO VOTE STOCK OF
                                   @PLAN.INC

    The undersigned shareholder of @plan.inc, a Tennessee corporation ('Company'), hereby irrevocably (to the full extent permitted by the Tennessee Business Corporation Act) appoints the members of the Board of Directors of DoubleClick Inc., a Delaware corporation ('Parent'), and each of them, or any other designee of Parent, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of Company that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of Company issued or issuable in respect thereof on or after the date hereof (collectively, the 'Shares') in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by the undersigned shareholder of Company as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon the undersigned's execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined below).

    This Irrevocable Proxy is irrevocable (to the extent provided in the Tennessee Business Corporation Act), is coupled with an interest, and is granted in consideration of Parent entering into that certain Agreement and Plan of Merger and Reorganization (the 'Merger Agreement') by and among Parent and Atlas Merger Sub, Inc., a Tennessee corporation and a wholly owned subsidiary of Parent ('Merger Sub'), and Company which Merger Agreement provides for the merger of Merger Sub with and into Company (the 'Merger'). As used herein, the term 'Expiration Date' shall mean the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, and (ii) the date of termination of the Merger Agreement.

    The attorneys and proxies named above, and each of them are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting and other rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to the Tennessee Business Corporation Act), at every annual, special or adjourned meeting of the shareholders of Company and in every written consent in lieu of such meeting in favor of approval and adoption of the Merger Agreement (provided the Merger Agreement shall not have been amended in a manner materially adverse to the interests of the undersigned) and of the transaction contemplated thereby.

    The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided above. The undersigned shareholder may vote the Shares on all other matters.

    All authority herein conferred shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

    This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable.

Dated: September   , 2000

                                           .....................................
                                          (Signature of Shareholder)

                                           .....................................
                                          (Print Name of Shareholder)

Shares beneficially owned:

      shares of Company Common Stock

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                                                                      APPENDIX C

                           FORM OF SHAREHOLDER LETTER

                                                           November 17, 2000

DoubleClick Inc.
450 West 33rd Street
New York, NY 10001
Attention: Elizabeth Wang, Esq.
Facsimile No: (212) 287-9804

    Re: Shareholder Agreement by and between the undersigned and DoubleClick
        Inc., dated as of September 24, 2000 (the 'Shareholder Agreement')

Dear Ms. Wang:

    The undersigned shareholder entered into the Shareholder Agreement in connection with the Agreement and Plan of Merger and Reorganization among DoubleClick Inc. ('Parent'), Atlas Merger Sub, Inc. and @plan.inc ('Company'), as of September 24, 2000 (the 'Original Agreement'). Terms used without definition herein have the meaning ascribed thereto in the Shareholder Agreement.

    In connection with the execution and delivery of the Amended and Restated Agreement and Plan of Merger and Reorganization among Parent, Atlas Acquisition Corp., Atlas Merger Sub, Inc. and Company, dated as of the date hereof (the 'Amended Merger Agreement'), which amends and restates the Original Agreement, the undersigned shareholder hereby:

    1. Agrees that for purposes of the Shareholder Letter, the term (a) 'Merger Agreement' shall refer to the Amended Merger Agreement, (b) 'Transaction' shall refer to the acquisition by Parent of the outstanding securities of Company pursuant to a statutory merger of Company with and into Atlas Acquisition Corp. in which each outstanding share of capital stock of Company will be converted into either a combination of shares of common stock of Parent and cash, or all cash, as set forth in the Amended Merger Agreement, and (c) 'Proxy' shall refer to the irrevocable proxy in the form attached hereto as Exhibit I.

    2. Reaffirms all of its representations, warranties, covenants and obligations under the Shareholder Agreement, including, without limitation, its agreement to vote the Shares and any New Shares in favor of the approval and adoption of the Amended Merger Agreement and of the Transaction.

    3. Confirms that the entering into of the Amended Merger Agreement is not an amendment of the Original Agreement in a manner materially adverse to its interests.

Very truly yours,

SHAREHOLDER

 ..................
Name:
Title:

Agreed to and accepted as of the date first written above:

DOUBLECLICK INC.

By:
   .......................
Name:
Title:

cc: Scott L. Kaufman, Esq.
   Brobeck, Phleger & Harrison LLP
   1633 Broadway
   New York, NY 10019
   Facsimile No: (212) 586-7878

                                                                       EXHIBIT I

                               IRREVOCABLE PROXY
                                TO VOTE STOCK OF
                                   @PLAN.INC

    The undersigned shareholder of @plan.inc, a Tennessee corporation ('Company'), hereby irrevocably (to the full extent permitted by the Tennessee Business Corporation Act) appoints the members of the Board of Directors of DoubleClick Inc., a Delaware corporation ('Parent'), and each of them, or any other designee of Parent, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to the shares of capital stock of Company indicated on the signature page hereto that are beneficially owned by the undersigned (collectively, the 'Shares') in accordance with the terms of this Irrevocable Proxy. Upon the undersigned's execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined below).

    This Irrevocable Proxy is irrevocable (to the extent provided in the Tennessee Business Corporation Act), is coupled with an interest, and is granted in consideration of Parent entering into that certain Amended and Restated Agreement and Plan of Merger and Reorganization (the 'Merger Agreement'), by and among Parent, Atlas Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ('Merger Sub'), Atlas Merger Sub, Inc., a Tennessee corporation and a wholly owned subsidiary of Parent, and Company, which Merger Agreement provides for the merger of Company with and into Merger Sub (the 'Merger'). As used herein, the term 'Expiration Date' shall mean the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, and (ii) the date of termination of the Merger Agreement.

    The attorneys and proxies named above, and each of them are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting and other rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to the Tennessee Business Corporation Act), at every annual, special or adjourned meeting of the shareholders of Company and in every written consent in lieu of such meeting in favor of approval and adoption of the Merger Agreement (provided the Merger Agreement shall not have been amended in a manner materially adverse to the interests of the undersigned) and of the transaction contemplated thereby.

    The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided above. The undersigned shareholder may vote the Shares on all other matters. All authority herein conferred shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

    This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable.

Dated: November 17, 2000

                                          ......................................
                                          (Signature of Shareholder)

                                          ......................................
                                          (Print Name of Shareholder)

                                          Shares beneficially owned:

                                          ______ shares of Company Common Stock

                                                                      APPENDIX D

November 17, 2000

Board of Directors
@plan.inc.
Three Landmark Square
Stamford, CT 06901

Members of the Board:

    We understand that DoubleClick Inc. ('DoubleClick'), a Delaware corporation, and @plan.inc. ('@plan' or the 'Company'), a Tennessee corporation, are proposing to enter into an Amended and Restated Agreement and Plan of Merger and Reorganization, dated as of November 17, 2000 (the 'Agreement'), which amends and restates the Agreement and Plan of Merger and Reorganization dated
September 24, 2000 and which provides for the merger of @plan with DoubleClick (the 'Merger') and, upon the effectiveness of the Merger, the conversion of each issued and outstanding share of @plan common stock into the right to receive, at DoubleClick's election, either (i)(A) a fraction of a share of DoubleClick common stock, the numerator of which is, at DoubleClick's election, an amount between $4.00 and $6.40, and the denominator of which is equal to the average closing price of DoubleClick common stock on NASDAQ for the ten trading days ending on the business day prior to the date of the meeting of the Company's stockholders to consider approval of the Merger, if all other conditions to the Merger have been satisfied or waived, or in all other circumstances, the date of the Closing and (B) $8.00 minus the value of the DoubleClick common stock received (the numerator in the preceding clause (A)), or (ii) $8.00 in cash. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement. The terms used in this opinion that are defined in the Agreement have the same definitions when used herein unless otherwise defined herein.

    We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company's stockholders of the consideration to be received by such stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Transaction.

    In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction, (2) publicly available information concerning DoubleClick and @plan that we believe to be relevant to our analysis, including @plan's Form 10-K for the year ended December 31, 1999 and Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and
September 30, 2000, and DoubleClick's Form 10-K for the year ended December 31, 1999 and Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000, (3) financial and operating information with respect to the business, operations, contracts and prospects of the Company furnished to us by the Company, (4) financial and operating information with respect to the business, operations, and prospects of DoubleClick furnished to us by DoubleClick, (5) a trading history of the @plan common stock from May 1999 to the present and a comparison of that trading history with those of other companies that we deemed relevant, (6) a trading history of the DoubleClick common stock from February 20, 1998 to the present and a comparison of that trading history with those of other companies that we deemed relevant, (7) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant, (8) a comparison of the historical financial results and present financial condition of DoubleClick with those of other companies that we deemed relevant,
(9) published estimates of third party research analysts with respect to the future financial performance of DoubleClick, (10) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other recent transactions that we deemed relevant, (11) the results of our efforts to solicit indications of interest and proposals from third parties with respect to an acquisition of the Company, and (12) recent developments relating to the business, customers and prospects of the Company. In addition, we have had discussions with the management of DoubleClick and @plan concerning their respective businesses, customers, contracts, operations, assets, financial conditions and prospects, including with respect to cost savings, operating synergies, revenue enhancements, and other strategic benefits expected to result from a combination of the businesses of

@plan and DoubleClick, and have undertaken such other studies, analyses and investigations as we deemed appropriate.

    In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company and DoubleClick that they are not aware of any facts or circumstances that would make such information inaccurate, incomplete or misleading. With respect to the financial projections of DoubleClick, we were not provided with, and did not have access to any financial forecasts or projections prepared by the management of DoubleClick, and accordingly, in performing our analysis, based upon advice of DoubleClick and with the consent of the Company, we have assumed that the publicly available estimates of third party research analysts are a reasonable basis upon which to evaluate the future financial performance of DoubleClick and that DoubleClick will perform substantially in accordance with such estimates. With respect to the financial projections of the Company, based upon advice of the Company, we have assumed that such projections are a reasonable basis upon which to evaluate the future performance of @plan and we have relied upon such projections in arriving at our opinion. In arriving at our opinion, we have conducted only a limited physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company and DoubleClick. Upon advice of the Company and its legal and accounting advisors, we have assumed that, in the event DoubleClick elects to pay the merger consideration in a combination of cash and DoubleClick common stock, the merger will qualify as a reorganization within the meaning of Section 368 (a) of the Internal Revenue Code of 1986, as amended. Our opinion necessarily is based upon market, economic, and other conditions as they exist on, and can be evaluated as of, the date of this letter.

    Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be received by the stockholders of @plan in the Proposed Transaction is fair to such stockholders.

    We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion.

    This opinion is solely for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Proposed Transaction.

Very Truly Yours,

VERONIS SUHLER & ASSOCIATES LLC

By:          /s/ HAL GREENBERG
    ..................................
    Hal Greenberg, Managing Director

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The amended and restated certificate of incorporation of DoubleClick (the 'Registrant') provides that, except to the extent prohibited by the Delaware General Corporation Law (the 'DGCL'), no director of the Registrant shall be personally liable to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty as a director. Under the DGCL, the directors have a fiduciary duty to the Registrant which is eliminated by this provision of the amended and restated certificate of incorporation and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to the Registrant, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by the DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws. The Registrant has obtained liability insurance for its officers and directors.


    Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of the director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the DGCL, or
(iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under a corporation's certificate of incorporation or bylaws, any agreement, a vote of stockholders or otherwise. The Registrant's amended and restated certificate of incorporation eliminates the personal liability of directors to the fullest extent permitted by the DGCL and provides that the Registrant shall fully indemnify any person who was or is a party or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees),judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.



    At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Registrant's amended and restated certificate of incorporation. The Registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits


EXHIBIT
NUMBER                          DESCRIPTION
------                          -----------
  2.1   -- Amended and Restated Agreement and Plan of Merger and
          Reorganization dated as of November 17, 2000, among the
          Registrant, Atlas Merger Sub, Inc., @plan.inc and Atlas
          Acquisition Corp. (attached as Appendix A to the proxy
          statement/prospectus contained in this registration
          statement).
  4.1   -- Specimen certificate representing shares of Common Stock
          (incorporated by reference to Exhibit 4.1 to the
          Registrant's registration statement on Form S-1 (Reg. No.
          333-42323)).
  5.1*  -- Opinion of Brobeck, Phleger & Harrison LLP regarding the legality of the securities being issued.
  8.1*  -- Opinion of Bass, Berry & Sims PLC as to certain federal income tax consequences of the merger.
 23.1*  -- Consent of Brobeck, Phleger & Harrison LLP (included in
          Exhibit 5.1.)
 23.2*  -- Consent of Bass, Berry & Sims PLC (included in Exhibit
          8.1).
 23.3   -- Consent of PricewaterhouseCoopers LLP with respect to the
          Registrant's financial statements.
 23.4   -- Consent of Arthur Andersen LLP with respect to @plan's
          financial statements.
 23.5   -- Consent of KPMG LLP with respect to NetGravity, Inc.'s
          financial statements.
 24.1*  -- Power of Attorney.
 99.1   -- Form of @plan Proxy Card.
 99.2*  -- Consent of Veronis, Suhler & Associates LLC.


---------


* Previously filed.


    (b) Financial Statement Schedules

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                                               BALANCE AT   CHARGED TO                    BALANCE
                                               BEGINNING    COSTS AND                      AT END
DESCRIPTION                                    OF PERIOD     EXPENSES    DEDUCTIONS(A)   OF PERIOD
-----------                                    ---------     --------    -------------   ---------
ALLOWANCE FOR DOUBTFUL ACCOUNTS
Year Ended December 31, 1997.................  $   --       $   --          $--          $   --
Year Ended December 31, 1998.................      --           80,000       --              80,000
Year Ended December 31, 1999.................      80,000      145,000       61,000         164,000

VALUATION ALLOWANCE FOR DEFERRED TAX ASSETS
Year Ended December 31, 1997.................     251,098    1,068,317       --           1,319,415
Year Ended December 31, 1998.................   1,319,415      810,528       --           2,129,943
Year Ended December 31, 1999.................   2,129,943      652,704       --           2,782,647

---------

 (a) Represents accounts written off as uncollectible.

    (c) Opinion of Veronis, Suhler & Associates LLC, attached as Appendix D to the proxy statement/prospectus which is part of this registration statement.

ITEM 22. UNDERTAKINGS

    The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post effective amendment to this registration statement:

           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the 'Calculation of Registration Fee' table in the effective registration statement;

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

        (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to
    Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

        (5) That, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue;

        (6) That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

        (7) That every prospectus (i) that is filed pursuant to paragraph (6) immediately preceding, or (ii) that purports to meet the requirements of
    Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

        (8) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective;

        (9) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

        (10) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request; and

        (11) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this Registration Statement when it became effective.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in The City of New York, State of New York, on this 22nd day of December, 2000.


                                          DOUBLECLICK INC.

                                          By          /S/ KEVIN P. RYAN
                                              ..................................
                                                        KEVIN P. RYAN
                                                   CHIEF EXECUTIVE OFFICER
                                                        AND DIRECTOR





    Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:



                SIGNATURES                                 TITLE                         DATE
                ----------                                 -----                         ----
                    *                       Chairman of the Board                 December 22, 2000
 .........................................
            KEVIN J. O'CONNOR

                    *                       Chief Executive Officer and Director  December 22, 2000
 .........................................
              KEVIN P. RYAN

                    *                       Chief Technical Officer and Director  December 22, 2000
 .........................................
            DWIGHT A. MERRIMAN

                    *                       Director                              December 22, 2000
 .........................................
             DAVID N. STROHM

                    *                       Director                              December 22, 2000
 .........................................
             MARK E. NUNNELLY

                    *                       Director                              December 22, 2000
 .........................................
             THOMAS S. MURPHY

                    *                       Director                              December 22, 2000
 .........................................
             W. GRANT GREGORY

                    *                       Director                              December 22, 2000
 .........................................
               DON PEPPERS

       *By:      /S/ KEVIN P. RYAN                                                December 22, 2000
 .........................................
              KEVIN P. RYAN
             ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


EXHIBIT
  NO.                             DESCRIPTION                           PAGE
  ---                             -----------                           ----
  2.1     Amended and Restated Agreement and Plan of Merger and
          Reorganization dated as of November 17, 2000, by and among the Registrant, Atlas Merger Sub, Inc., @plan.inc and Atlas
          Acquisition Corp. (attached as Appendix A to the proxy
          statement/prospectus contained in this registration
          statement).
  4.1     Specimen certificate representing shares of Common Stock
          (incorporated by reference to Exhibit 4.1 to the
          Registrant's registration statement on Form S-1 (Reg. No.
          333-42323)).
  5.1*    Opinion of Brobeck, Phleger & Harrison LLP regarding the
          legality of the securities being issued.
  8.1*    Opinion of Bass, Berry & Sims PLC as to certain federal
          income tax consequences of the merger.
 23.1*    Consent of Brobeck, Phleger & Harrison LLP (included in
          Exhibit 5.1).
 23.2*    Consent of Bass, Berry & Sims PLC (included in Exhibit 8.1).
 23.3     Consent of PricewaterhouseCoopers LLP with respect to the
          Registrant's financial statements. .........................
 23.4     Consent of Arthur Andersen LLP with respect to @plan's
          financial statements. ......................................
 23.5     Consent of KPMG LLP with respect to NetGravity, Inc.'s
          financial statements........................................
 24.1*    Power of Attorney, included on the signature page of this
          Registration Statement.
 99.1     Form of @plan Proxy Card....................................
 99.2*    Consent of Veronis, Suhler & Associates LLC.


---------


*  Previously filed.




                              STATEMENT OF DIFFERENCES
                              ------------------------

The registered trademark symbol shall be expressed as................... 'r'